As filed with the Securities and Exchange Commission on August 26, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GRAF INDUSTRIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3569 (Primary Standard Industrial Classification Code Number)	83-1138508 (I.R.S. Employer Identification No.)

118 Vintage Park Boulevard, Suite W-222

Houston, Texas 77070

(310) 745-8669

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Dee

President, Chief Financial Officer and Director

118 Vintage Park Boulevard, Suite W-222

Houston, Texas 77070

(310) 745-8669

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joel L. Rubinstein Jonathan P. Rochwarger Elliott M. Smith White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 Tel: (212) 819-8200	Trevor S. Knapp Jeffrey R. Vetter John H. Olson Colin G. Conklin Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 550 Allerton Street Redwood City, California 94063 Tel: (650) 321-2400	Anand Gopalan Chief Executive Officer Velodyne Lidar, Inc. 5521 Hellyer Avenue San Jose, California 95138 Tel: (669) 275-2251

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ⌧

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ◻

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ◻

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	⌧
Non-accelerated filer	◻	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ◻

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.0001 per share	15,000,000	$17.90	$268,500,000	$34,851.30

(1)   All securities being registered will be issued by Graf Industrial Corp., a Delaware corporation (“GRAF”) in connection with GRAF’s previously announced initial business combination (the “Business Combination”) with VL Merger Sub Inc. (“Merger Sub”) and Velodyne Lidar, Inc. (“Velodyne”), pursuant to which Velodyne will become a wholly owned subsidiary of GRAF and GRAF will change its name to Velodyne Lidar, Inc.

(2)   Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting of any stock dividend, stock split, recapitalization or other similar transaction. These securities are being registered solely in connection with the resale of common stock by certain selling stockholders (the “PIPE Investors”) that entered into subscription agreements with GRAF, pursuant to which GRAF agreed to issue and sell to the PIPE Investors, in private placements that are expected to close immediately prior to the closing of the Business Combination, an aggregate of 15,000,000 shares of its common stock, par value $0.0001 per share (the “common stock”).

(3)   Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices of the registrant’s ordinary shares as reported on August 21, 2020, which was approximately $17.90 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement registers the resale of up to 15,000,000 shares of common stock (the “PIPE Shares”), par value $0.0001 per share (the “common stock”) of Graf Industrial Corp., a Delaware corporation (“GRAF”), by the selling stockholders named in the prospectus (or their permitted transferees) who are to be issued the PIPE Shares in a private placement immediately prior to the closing of the proposed business combination (the “Business Combination”) by and among GRAF, VL Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of GRAF (“Merger Sub”), and Velodyne Lidar, Inc., a Delaware corporation (“Velodyne”). The PIPE Shares will not be issued and outstanding at the time of at the special meeting of GRAF’s stockholders to be held to approve the Business Combination. Further, the holders of the PIPE Shares will not receive any proceeds from the trust account established in connection with GRAF’s initial public offering in the event GRAF does not consummate an initial business combination by the October 31, 2020 deadline in its current certificate of incorporation. In the event the Business Combination is not approved by GRAF stockholders or the other conditions precedent to the consummation of the Business Combination are not met, then the PIPE Shares will not be issued and GRAF will seek to withdraw the registration statement prior to its effectiveness.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 26, 2020

PRELIMINARY PROSPECTUS

GRAF INDUSTRIAL CORP.

15,000,000 Shares of Common Stock

This prospectus relates to the resale from time to time by the selling stockholders named in this prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 15,000,000 shares of common stock (the “PIPE Shares”), par value $0.0001 per share (“common stock”), of Graf Industrial Corp., a Delaware corporation (“GRAF”), which are expected to be issued in a private placement pursuant to the terms of the Subscription Agreements (as defined below) in connection with, and as part of the consideration for, the Business Combination (as described below). If the Business Combination is not consummated, the shares of common stock registered pursuant to this prospectus will not be issued.

On July 2, 2020, GRAF entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VL Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of GRAF (“Merger Sub”), and Velodyne Lidar, Inc., a Delaware corporation (“Velodyne”). In connection with the Business Combination, Velodyne will merge with and into Merger Sub, with Velodyne surviving the merger as a wholly owned subsidiary of GRAF and GRAF will change its name to “Velodyne Lidar, Inc.”

In connection with the Business Combination, GRAF entered into subscription agreements, each dated as of July 2, 2020 (the “Subscription Agreements”), with certain institutional investors (collectively, the “PIPE Investors”), pursuant to which GRAF agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 15,000,000 PIPE Shares at $10.00 per share, for an aggregate purchase price of $150,000,000.

The Selling Stockholders may offer, sell or distribute all or a portion of the shares of common stock registered hereby publicly or through private transactions at prevailing market prices or at negotiated prices. We will pay certain offering fees and expenses and fees in connection with the registration of the common stock and will not receive proceeds from the sale of the shares of common stock by the Selling Stockholders. Our common stock is currently listed on the New York Stock Exchange and trades under the symbol “GRAF.” Upon the consummation of the Business Combination, the post-Business Combination company’s common stock is expected trade on the New York Stock Exchange under the symbol “VLDR”.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 12 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2020.

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “GRAF” refer to Graf Industrial Corp., a Delaware corporation, and the term “post-combination company” refers to the company following the consummation of the Business Combination. In this prospectus:

●	“ADAS” means Advanced Driver Assistance Systems.
●	“Amended and Restated Certificate of Incorporation” means the proposed Amended and Restated Certificate of Incorporation of GRAF, which will become the post-combination company’s certificate of incorporation upon the approval of the proposals presented at the Special Meeting, assuming the consummation of the Business Combination.
●	“applicable deadline” means October 31, 2020.
●	“Board” or “Board of Directors” means the board of directors of GRAF.
●	“Business Combination” means the transactions contemplated by the Merger Agreement, including the Merger.
●	“Closing” means the closing of the Business Combination.
●	“Code” means the Internal Revenue Code of 1986, as amended.
●	“common stock” means the shares of common stock, par value $0.0001 per share, of GRAF.
●	“current certificate of incorporation” means our second amended and restated certificate of incorporation, dated October 15, 2018, as amended on April 16, 2020 and further amended on July 23, 2020.
●	“DGCL” means the General Corporation Law of the State of Delaware.
●	“Earnout Condition” means the condition in the Merger Agreement specifying that Velodyne equity holders will receive the earn-out shares if the closing price of GRAF common stock equals or exceeds $15.00 for 20 trading days out of any 30 trading day period commencing on the date of the Merger Agreement. The Earnout Condition was met on July 30, 2020.
●	“Earnout” or “earn-out shares” means the additional shares of common stock, stock options and/or restricted stock units that are settleable into shares of common stock that former Velodyne equity holders are entitled to receive pursuant to the satisfaction of the Earnout Condition under the Merger Agreement.
●	“ESPP” means the Velodyne Lidar, Inc. 2020 Employee Stock Purchase Plan.
●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
●	“Founder Shares” means, as of the date of this prospectus, the 6,094,128 shares of common stock that currently are owned by our Initial Stockholders, of which 6,026,128 shares are held by our Sponsor, 25,000 shares are held by Keith W. Abell, 25,000 shares are held by Sabrina Mckee and 18,000 shares are held by Julie Levenson.
●	“GAAP” means U.S. generally accepted accounting principles.
●	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
●	“Incentive Plan” means the Velodyne Lidar, Inc. 2020 Equity Incentive Plan.
●	“Initial Stockholders” means our Sponsor together with Keith W. Abell, Sabrina Mckee and Julie Levenson, GRAF’s independent directors.
●	“Investment Company Act” means the Investment Company Act of 1940, as amended.
●	“IPO” means GRAF’s initial public offering, consummated on October 18, 2018, of 24,376,512 units (including 1,876,512 units that were subsequently issued to the underwriters in connection with the partial exercise of their over-allotment option) at $10.00 per unit.

●	“leader,” “leading,” “industry leadership,” “industry leading,” and other similar statements included in this prospectus regarding Velodyne and its services are based on Velodyne's belief that none of its competitors holds a combined market position greater than Velodyne's market position in its sector. Velodyne bases its beliefs regarding these matters, including its estimates of its market share in its sector, on its collective institutional knowledge and expertise regarding its industries, markets and technology, which are based on, among other things, publicly available information, reports of government agencies, RFPs and the results of contract bids and awards, and industry research firms, as well as Velodyne's internal research, calculations and assumptions based on its analysis of such information and data. Velodyne believes these assertions to be reasonable and accurate as of the date of this prospectus.
●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
●	“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of July 2, 2020, by and among GRAF, Merger Sub and Velodyne, as amended by the Merger Agreement Amendment.
●	“Merger Agreement Amendment” means that certain Amendment to Agreement and Plan of Merger, dated as of August 20, 2020, by and among GRAF, Merger Sub and Velodyne.
●	“Maximum Share Consideration” means the aggregate maximum amount of merger consideration that GRAF has agreed to pay Velodyne equity holders, consisting of (1) 143,575,763 shares of GRAF common stock, including shares issuable in respect of vested equity awards of Velodyne, plus (2) up to 2,000,000 shares of GRAF common stock earned due to the satisfaction of the Earnout Condition on July 30, 2020 pursuant to the terms of the Merger Agreement, including the Earnout RSUs (as described on page 110), which are subject to vesting as described on page 110 and will not be legally issued and outstanding shares of GRAF common stock at Closing, plus (3) up to 4,878,048 shares of GRAF common stock that (i) will only be issued in full if no Velodyne capital stock is repurchased for cash in the Pre-Closing Velodyne Tender Offer or (ii) to the extent shares of Velodyne capital stock are repurchased in the Pre-Closing Velodyne Tender Offer for less than the Maximum Tender Consideration, such 4,878,048 shares of GRAF Common Stock will decrease accordingly, for a total of up to a maximum of 150,453,811 shares of GRAF common stock, in the event no shares of Velodyne capital stock are repurchased in the Pre-Closing Velodyne Tender Offer.
●	“Merger” means the merger of Merger Sub with and into Velodyne, with Velodyne continuing as the surviving company.
●	“Merger Sub” means VL Merger Sub Inc.
●	“NHTSA” means the National Highway Traffic Safety Administration.
●	“NYSE” means the New York Stock Exchange LLC.
●	“PIPE Investment” means the private placement pursuant to which the PIPE Investors have collectively subscribed for 15,000,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $150,000,000.
●	“PIPE Investors” means certain institutional investors, including the Sponsor, that will invest in the PIPE Investment.
●	“PIPE Shares” means the 15,000,000 shares of common stock to be issued in the PIPE Investment.
●	“Pre-Closing Velodyne Tender Offer” means the tender offer expected to be consummated prior to the Closing in which Velodyne will offer to repurchase and cancel shares of the holders of Velodyne common and preferred stock who accept Velodyne’s offer to exchange their shares for a per share amount of cash, payable concurrently with or immediately following the Closing and equal to $10.25 times the number of shares of GRAF common stock that would have been issued as merger consideration in respect of such shares. The cash consideration with respect to the Pre-Closing Velodyne Tender Offer (up to the Maximum Tender Consideration) will be payable concurrently with or immediately following the Closing by GRAF.

●	“private placement warrants” means the warrants held by our Sponsor that were issued to our Sponsor in connection with our IPO, each of which is exercisable for three-quarters of one share of common stock, in accordance with its terms.
●	“public shares” means shares of common stock included in the units issued in the our IPO.
●	“public stockholders” means holders of public shares, including our Initial Stockholders to the extent our Initial Stockholders hold public shares; provided, that our Initial Stockholders are considered a “public stockholder” only with respect to any public shares held by them.
●	“public units” means the units sold in our IPO, consisting of one share of common stock and one public warrant of GRAF.
●	“public warrants” means the warrants included in the public units issued in the our IPO, each of which is exercisable for three-quarters of one share of common stock, in accordance with its terms.
●	“Related Agreements” means, collectively, the Support Agreement, the Sponsor Agreement and the Subscription Agreements.
●	“RSUs” means restricted stock units granted under the Incentive Plan in accordance with the terms of the Merger Agreement.
●	“SEC” means the U.S. Securities and Exchange Commission.
●	“Securities Act” means the Securities Act of 1933, as amended.
●	“SOX” means the Sarbanes-Oxley Act of 2002.
●	“Special Meeting” means the special meeting of the stockholders of GRAF convened on [•], 2020 at [•] a.m., New York City Time, at http://[•] by a virtual meeting conducted exclusively via live webcast to vote on the Business Combination and related matters.
●	“Sponsor” means Graf Acquisition LLC, a Delaware limited liability company.
●	“Stock Consideration” means the common stock to be issued to the Velodyne equity holders pursuant to the transactions contemplated by the Merger Agreement, including any earn-out shares issuable pursuant to Article III thereof.
●	“Subscription Agreements” means, collectively, those certain subscription agreements entered into on July 2, 2020, between GRAF and certain investors, including our Sponsor, pursuant to which such investors have agreed to purchase an aggregate of 15,000,000 shares of common stock in the PIPE Investment.
●	“Transfer Agent” means Continental Stock Transfer & Trust Company.
●	“Trust Account” means the trust account of GRAF that holds the proceeds from GRAF’s IPO and a portion of the proceeds from the sale of the private placement warrants.
●	“Velodyne” means Velodyne Lidar, Inc., a Delaware corporation.
●	“Velodyne capital stock” means Velodyne common stock, par value $0.0001 per share, series A preferred stock, par value $0.0001 per share, series B preferred stock, par value $0.0001 per share, and series B-1 preferred stock, $0.0001 per share, in each case, that is issued and outstanding immediately prior to the Closing.
●	“Velodyne equity holder” means each holder of Velodyne capital stock or a vested equity award.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including with respect to the anticipated timing, completion and effects of the Business Combination. All statements, other than statements of historical facts, may be forward-looking statements. These statements are based on the expectations and beliefs of management of GRAF and Velodyne in light of historical results and trends, current conditions and potential future developments, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from forward-looking statements. These forward-looking statements include statements about the future performance and opportunities of Velodyne; benefits of the Business Combination; statements of the plans, strategies and objectives of management for future operations of Velodyne; statements regarding future economic conditions or performance; and other statements regarding the Business Combination. Forward-looking statements may contain words such as “will be,” “will,” “expect,” “anticipate,” “continue,” “project,” “believe,” “plan,” “could,” “estimate,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “pursue,” “should,” “target” or similar expressions, and include the assumptions that underlie such statements.

The following factors, among others, could cause actual results to differ materially from forward-looking statements:

Operating Factors

●	Velodyne’s future performance, including Velodyne’s revenue, costs of revenue, gross profit or gross margin, and operating expenses;
●	the sufficiency of Velodyne’s cash and cash equivalents to meet its operating requirements;
●	Velodyne’s ability to sell its products to new customers;
●	the success of Velodyne’s customers in developing and commercializing products using Velodyne’s solutions, and the market acceptance of those products;
●	the amount and timing of future sales;
●	Velodyne’s future market share;
●	competition from existing or future businesses and technologies;
●	the impact of the COVID-19 pandemic on Velodyne’s business and the business of its customers;
●	the market for and adoption of lidar and related technology;
●	Velodyne’s ability to effectively manage its growth and future expenses;
●	Velodyne’s ability to compete in a market that is rapidly evolving and subject to technological developments;
●	Velodyne’s estimated total addressable market and the market for autonomous solutions;
●	Velodyne’s ability to maintain, protect, and enhance its intellectual property;
●	Velodyne’s ability to comply with modified or new laws and regulations applying to its business;
●	the attraction and retention of qualified employees and key personnel;
●	Velodyne’s ability to introduce new products that meet its customers’ requirements and to continue successfully transitioning the manufacturing of its products to third-party manufacturers;
●	Velodyne’s anticipated investments in and results from sales and marketing and research and development;
●	the increased expenses associated with Velodyne being a public company; and
●	our use of the net proceeds from the PIPE and the Trust Account.

v

Transaction-Related Factors

●	occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the failure to satisfy the closing conditions;
●	possibility that the consummation of the Business Combination is delayed or does not occur, including the failure of the stockholders of GRAF and Velodyne to approve the Business Combination Proposal, the NYSE Stock Issuance Proposal presented at the Special Meeting;
●	uncertainty as to whether GRAF and Velodyne will be able to complete the Business Combination on the terms set forth in the Merger Agreement;
●	outcome of any legal proceedings that have been or may be instituted against GRAF, Velodyne or others following announcement of the transactions contemplated by the Merger Agreement;
●	uncertainty as to the long-term value of common stock;
●	the risk that the proposed Business Combination disrupts current plans and operations of Velodyne as a result of the announcement and consummation of the transactions described herein; and
●	the ability to obtain and maintain the listing of common stock on the NYSE following the Business Combination.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other risk factors included herein. Forward-looking statements reflect current views about GRAF’s plans, strategies and prospects, which are based on information available as of the date of this prospectus. Except to the extent required by applicable law, GRAF undertakes no obligation (and expressly disclaims any such obligation) to update or revise the forward-looking statements whether as a result of new information, future events or otherwise.

Forward-looking statements are subject to risks and uncertainties, many of which are outside our control, which could cause actual results to differ materially from these statements. Therefore, you should not place undue reliance on those statements.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “GRAF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Velodyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” “us” and other similar terms refer to GRAF or Velodyne, as the context suggests.

GRAF

GRAF, a Delaware corporation, is a blank check company that was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The mailing address of GRAF’s principal executive office is 118 Vintage Park Boulevard, Suite W-222, Houston, Texas 77070.

Velodyne

Velodyne is the global leader in lidar technology providing real-time 3D vision for autonomous systems, which Velodyne calls smart vision. Velodyne’s smart vision solutions are advancing the development of safe automated systems throughout the world, thereby empowering the autonomous revolution by allowing machines to see their surroundings. In automotive applications, Velodyne’s products improve roadway safety by providing perception data for reliable object avoidance and safe path-planning. Velodyne has a vision called LIVE, Lidar in Vehicles Everywhere, which encompasses a mass-produced lower cost lidar sold for every model of car and truck. Velodyne believes safety on the roadways is for everyone. To improve roadway, bicycle, and pedestrian safety, Velodyne sells automotive solutions to the rapidly expanding ADAS market, which will incrementally address the requirements of the NHTSA 5-Star Safety Ratings System. Velodyne’s lidar-based smart vision solutions are also deployed in many non-automotive applications, such as autonomous mobile robots, UAVs, last-mile delivery, precision agriculture, advanced security systems, and smart city initiatives, among others. Velodyne’s first products were commercially available in 2010. Since then, Velodyne has shipped over 40,000 units and generated cumulative sales of over $570 million. While purchases have been primarily focused on research in development projects, several of Velodyne’s non-automotive customers are in commercial production with their offerings. Velodyne estimates that Velodyne is addressing a market opportunity for its technology solutions of approximately $11.9 billion in 2022, with roughly 60% attributable to automotive applications. Velodyne believes that it is approaching the inflection point of adoption of lidar solutions across multiple end markets and that Velodyne is well-positioned, with strong customer relationships and a growing government interest in urban safety, to take advantage of these opportunities.

The mailing address of Velodyne’s principal executive office is 5521 Hellyer Avenue, San Jose, California 95138, and its telephone number is (669) 275-2251.

The Business Combination

Merger Agreement

On July 2, 2020, GRAF and Merger Sub entered into the Merger Agreement with Velodyne. If the Merger Agreement is adopted by Velodyne stockholders and the Merger Agreement is approved by stockholders of GRAF at the Special Meeting, Velodyne will become a wholly owned subsidiary of GRAF and GRAF will change its name to Velodyne Lidar, Inc. The consummation of the Merger is subject to the receipt of the requisite approval of the stockholders of each of GRAF and Velodyne (such approvals, the “the Company stockholder approval” and the “Velodyne stockholder approval,” respectively) and the fulfillment of certain other conditions.

The consummation of the Merger is conditioned upon, among other things, (i) the expiration or termination of the waiting period under the HSR Act, (ii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger, (iii) receipt of GRAF stockholder approval, (iv) receipt of

Velodyne stockholder approval, (v) the approval of the Extension (as defined in the Merger Agreement) and the other matters presented for GRAF. On July 23, 2020, the Graf’s shareholders approved the Extension. On August 4, 2020, GRAF received notice that the Federal Trade Commission granted early termination of the waiting period under the HSR Act with respect to the transactions contemplated by the Merger Agreement. On August 20, 2020, Velodyne received stockholder approval for the Merger Agreement and the transactions contemplated thereby from a majority of its stockholders.

The obligations of GRAF to consummate the Merger are also conditioned upon, among other things, customary closing conditions and the entering into employment agreements with certain officers of Velodyne on terms and conditions reasonably satisfactory to GRAF (but no less favorable to such employees than their current employment arrangements).

The obligations of Velodyne to consummate the Merger also are conditioned upon, among other things, (i) customary closing conditions, (ii) the amendment and restatement of Graf’s certificate of incorporation in substantially the form attached to the Merger Agreement and (iii) evidence that, immediately after the Closing, the funds in the Trust Account (as defined in the Merger Agreement), together with the funding of any amounts payable under the Subscription Agreements (as defined in the Merger Agreement), will be no less than an aggregate amount of $200,000,000.

Subscription Agreements

In connection with the Business Combination, GRAF entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, GRAF agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 15,000,000 PIPE Shares of common stock at $10.00 per share, for an aggregate purchase price of $150,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment is expected to close immediately prior to the Closing. If the Business Combination is not approved by the GRAF stockholders or the other conditions precedent to closing the Business Combination are not fulfilled and the Business Combination does not close, then the PIPE Investment will not occur and the PIPE Shares will not be issued. In this event, the registration statement of which this prospectus forms a part will be withdrawn by the issuer prior to the effectiveness of the registration statement.

Risks Related to Our Business

Investing in our securities involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 12 before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

●	Since many of the markets in which Velodyne competes are new and rapidly evolving, it is difficult to forecast long-term end-customer adoption rates and demand for Velodyne’s products.
●	Despite the actions Velodyne is taking to defend and protect its intellectual property, Velodyne may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Velodyne’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.
●	Velodyne continues to implement strategic initiatives designed to grow its business. These initiatives may prove more costly than anticipated and Velodyne may not succeed in increasing its revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.
●	Because Velodyne’s sales have been primarily to customers making purchases for research and development projects and its orders are project-based, Velodyne expects its results of operations to fluctuate on a quarterly and annual basis, which could cause the stock price of the post-combination company to fluctuate or decline.
●	Velodyne’s transition to an outsourced manufacturing business model may not be successful, which could harm its ability to deliver products and recognize revenue.

●	Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on Velodyne’s results of operations.
●	Velodyne’s business could be materially and adversely affected by the current global COVID-19 pandemic.
●	Although Velodyne believes that lidar is the industry standard for autonomous vehicles and other emerging markets, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or develops more slowly than Velodyne expects, its business will be adversely affected.
●	Because lidar is new in the market, forecasts of market growth in this prospectus may not be accurate.
●	Velodyne’s investments in educating its customers and potential customers about the advantages of lidar and its applications may not result in sales of Velodyne’s products.

Business Combination Litigation

On August 4, 2020, a purported shareholder of GRAF commenced a putative class action against GRAF and its directors in the Supreme Court of the State of New York, New York County. The Plaintiff alleges that the Board members, aided and abetted by GRAF, breached their fiduciary duties by entering into the Merger Agreement with Velodyne. The Plaintiff alleges that the Merger Agreement undervalues GRAF, was the result of an improper process and that GRAF’s disclosure concerning the proposed Merger is inadequate. As a result of these alleged breaches of fiduciary duty, the Plaintiff seeks, among other things, to enjoin the Merger or, in the event it is consummated, an award of rescissory damages. GRAF believes the claim is without merit and intends to defend itself vigorously. Velodyne is not party to this litigation.

THE OFFERING

Issuer

Graf Industrial Corp.

In connection with the closing of the Business Combination, GRAF will change its name to Velodyne Lidar, Inc. If the Business Combination is not consummated, the shares of common stock registered pursuant to this prospectus will not be issued.

Common stock offered by the Selling Stockholders

Up to 15,000,000 shares of common stock, which are expected to be issued pursuant to the terms of the Subscription Agreements in a private placement in connection with, and as part of the consideration for, the Business Combination.

Common stock to be issued and outstanding after the consummation of this offering and the Business Combination (assuming no redemptions)(1)	174,604,895
Common stock to be issued and outstanding after the consummation of this offering and the Business Combination (assuming maximum redemptions)(2)	168,040,110
Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.
Market for our shares of common stock

Prior to the Business Combination, our common stock is currently listed on the NYSE under the symbol “GRAF.” Following the closing of the Business Combination, we expect that our common stock will be listed on the NYSE under the symbol “VLDR.”

Risk factors

Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

(1)	Represents the number of shares of the post-combination company’s common stock outstanding at Closing assuming that none of GRAF’s public stockholders exercise their redemption rights in connection with the Special Meeting. The number of issued and outstanding shares reflected above assumes the issuance of approximately (i) 6,032,676 shares of common stock underlying restricted stock units and options expected to be vested as of September 7, 2020 and (ii) 189,868 shares of Company common stock underlying restricted stock units and options to be issued as a result of the satisfaction of the Earnout Condition. These restricted stock units and options will not represent issued and outstanding shares of common stock at the Closing. See “Beneficial Ownership of Securities” for more information.
(2)	Represents the number of shares of the post-combination company’s common stock outstanding at Closing assuming that 6,564,785 of GRAF’s public shares are redeemed in connection with the Special Meeting. The number of issued and outstanding shares reflected above assumes the issuance of approximately (i) 6,032,676 shares of common stock underlying restricted stock units and options expected to be vested as of September 7, 2020 and (ii) 189,868 shares of Company common stock underlying restricted stock units and options to be issued as a result of the satisfaction of the Earnout Condition. These restricted stock units and options will not represent issued and outstanding shares of common stock at the Closing. See “Beneficial Ownership of Securities” for more information.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GRAF

The following table contains summary historical financial data for GRAF as of and for the six months ended June 30, 2020 and for the six months ended June 30, 2019, as of and for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018. Such data for the period from June 26, 2018 through December 31, 2018 and as of December 31, 2018 and for the year ended and as of December 31, 2019 have been derived from the audited financial statements of GRAF, which are included elsewhere in this prospectus. Such data as of and for the six months ended June 30, 2020 and for the six months ended June 30, 2019 have been derived from the unaudited financial statements of GRAF included elsewhere in this prospectus. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

The information is only a summary and should be read in conjunction with GRAF’s consolidated financial statements and related notes and “GRAF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this prospectus are not indicative of the future performance of GRAF.

				Period from
				June 26,
				2018
	For the Six Months Ended		Year Ended	(inception) to
	June 30,		December 31,	December 31,
	2020	2019	2019	2018
Revenue
General and administrative costs	$795,361	$224,803	617,187	179,880
Franchise Tax Expense	100,150	100,000	100,350	103,013
Loss from operations	(895,511)	(324,803)	(717,537)	(282,893)
Other incomes (expenses):
Investment income on Trust Account	845,679	2,893,394	5,239,790	1,125,181
Change in fair value of warrant liability	(2,800,110)	(3,376,517)	(17,365,901)	3,448,173
Total other income (expenses)	(1,954,431)	(483,123)	(12,126,111)	4,573,354
Income (loss) before income tax expense	(2,849,942)	(807,926)	(12,843,648)	4,290,461
Income tax expense	156,571	611,714	1,079,282	214,655
Net income (loss)	$(3,006,513)	$(1,419,640)	(13,922,930)	4,075,806
Weighted average shares outstanding of Public Shares	18,980,815	24,376,512	24,376,512	24,201,371
Basic and diluted net income per share, Public Shares	$0.03	$0.09	0.17	0.03
Weighted average shares outstanding of Founder Shares	6,094,128	6,094,128	6,094,128	6,094,128
Basic and diluted net loss per share, Founder Shares	$(0.59)	$(0.61)	(2.94)	0.54

	As of
	June 30,
	2020	December 31,	December 31,
Balance Sheet Data	(unaudited)	2019	2018
	(in actual dollars)
Total assets	$117,725,426	$249,715,936	$246,432,561
Total liabilities	698,912	32,886,462	15,664,594
Total stockholders’ equity	5,000,004	5,000,004	5,000,007

SELECTED HISTORICAL FINANCIAL INFORMATION OF VELODYNE

The following table shows selected historical financial information of Velodyne for the periods and as of the dates indicated.

The selected historical consolidated statements of operations data of Velodyne for the years ended December 31, 2017, 2018 and 2019 and the historical consolidated balance sheet data as of December 31, 2018 and 2019 are derived from Velodyne’s audited consolidated financial statements included elsewhere in this prospectus. The selected historical condensed consolidated statements of operations data of Velodyne for the six months ended June 30, 2019 and 2020 and the condensed consolidated balance sheet data as of June 30, 2020 are derived from Velodyne’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In Velodyne management’s opinion, the unaudited interim condensed consolidated financial statements include all adjustments necessary to state fairly Velodyne’s financial position as of June 30, 2020 and the results of operations and cash flows for the six months ended June 30, 2019 and 2020.

The following selected historical financial information should be read together with the consolidated financial statements and accompanying notes and “Velodyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected historical financial information in this section is not intended to replace Velodyne’s consolidated financial statements and the related notes. Velodyne’s historical results are not necessarily indicative of the results that may be expected in the future and Velodyne’s results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020 or any other period.

As explained elsewhere in this prospectus, the financial information contained in this section relates to Velodyne, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the post-combination company going forward. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus.

				Six Months Ended
	Year Ended December 31,			June 30,
(in thousands, except share and per share data)	2017	2018	2019	2019	2020

				(unaudited)
Revenue	$182,090	$142,946	$101,398	$68,909	$45,417
Cost of revenue(1)	101,713	112,066	71,630	38,272	29,929
Gross profit	80,377	30,880	29,768	30,637	15,488
Operating expenses(1):
Research and development	31,610	51,993	56,850	25,690	29,118
Sales and marketing	13,956	22,137	21,873	10,819	8,672
General and administrative	9,978	12,902	20,058	6,489	16,363
Restructuring	—	—	—	—	1,043
Total operating expenses	55,544	87,032	98,781	42,998	55,196
Operating income (loss)	24,833	(56,152)	(69,013)	(12,361)	(39,708)
Interest income	489	630	1,146	755	117
Interest expense	—	(14)	(77)	(27)	(38)
Other income (expense), net	249	(136)	35	27	(143)
Income (loss) before income taxes	25,571	(55,672)	(67,909)	(11,606)	(39,772)
Provision for (benefit from) income taxes	9,810	6,628	(683)	52	(6,660)
Net income (loss)	$15,761	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Net income (loss) attributable to common stockholders:
Basic	$12,139	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Diluted	$12,328	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Net income (loss) per share attributable to common stockholders(2)
Basic	$0.35	$(1.82)	$(1.96)	$(0.34)	$(0.97)
Diluted	$0.34	$(1.82)	$(1.96)	$(0.34)	$(0.97)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders(2)
Basic	34,325,728	34,320,311	34,252,578	34,252,578	34,252,578
Diluted	36,779,701	34,320,311	34,252,578	34,252,578	34,252,578

	As of December 31,		June 30,
(in thousands)	2018	2019	2020
			(unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$59,391	$62,203	36,629
Working capital(3)	56,352	45,627	62,517
Total assets	141,760	136,175	136,927
Convertible preferred stock	1	1	1
Total stockholders’ equity	93,615	76,246	63,175

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
(in thousands)	2017	2018	2019	2019	2020

				(unaudited)
Cost of revenue	$—	$—	$—	—	$—
Research and development	156	93	97	48	21
Sales and marketing	—	—	—	—	—
General and administrative	78	114	38	38	135
Total stock-based compensation expense	$234	$207	$135	$86	$156

Our stock-based compensation expense primarily related to our stock options for all periods presented. As of June 30, 2020, no compensation expense related to restricted stock awards and units (“RSAs and RSUs”) had been recognized because the performance vesting condition, which is (i) an initial public offering, or (ii) a Company sale event, was not probable of being met. If the performance vesting condition had occurred on June 30, 2020, we would have recorded $67.1 million of stock-based compensation expense related to the RSAs and RSUs.

(2)	See Notes 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income (loss) per share and the weighted-average shares used to compute net income (loss) per share.
(3)	Working capital is defined as current assets less current liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Data”) gives effect to the transaction contemplated by the Business Combination. The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GRAF will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Velodyne issuing stock for the net assets of GRAF, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Velodyne. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2020 gives effect to the Business Combination as if it had occurred on June 30, 2020. The summary unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2020 and year ended December 31, 2019 gives effect to the Business Combination as if it had occurred on January 1, 2019.

The Summary Pro Forma Data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the post-combination company appearing elsewhere in this prospectus and the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of GRAF and Velodyne for the applicable periods included in this prospectus. The Summary Pro Forma Data have been presented for informational purposes only and are not necessarily indicative of what the post-combination company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Data does not purport to project the future financial position or operating results of the post-combination company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of common stock:

●	Assuming Minimum Redemptions: In connection with the extension amendment proposal to extend the date by which GRAF has to consummate transaction from July 31, 2020 to October 31, 2020 included in the definitive proxy statement filed by GRAF on July 8, 2020 (the “Extension Amendment Proposal”), an aggregate 1,105 shares of GRAF’s common stock were redeemed, and approximately $11,000 was withdrawn out of the Trust Account to pay for such redemption (estimated per share redemption value of $10.23). After redemptions, there were 11,454,132 public shares outstanding. This presentation takes into consideration the redemptions in connection with the Extension Amendment Proposal, but it assumes that no additional public stockholders of GRAF exercise redemption rights with respect to their public shares for a pro rata share of the funds in Graf’s Trust Account.
●	Assuming Maximum Redemptions: This presentation assumes that in addition to the 1,105 public shares redeemed in July 2020, stockholders holding 6,564,785 of the GRAF’s public shares will exercise their redemption rights for their pro rata share (approximately $10.23 per share as of June 30, 2020) of the funds in the GRAF’s Trust Account. The Merger Agreement provides that Velodyne’s obligation to consummate the Business Combination is conditioned on the funds in the Trust Account, together with the funding of any amounts payable under the Subscription Agreements, being no less than an aggregate amount of $200.0 million. This scenario gives effect to $50.0 million being retained in the Trust Account, in accordance with the Subscription Agreements with respect to the PIPE Investment, and the minimum cash requirement of

$200.0 million, in accordance with the Merger Agreement. This results in public share redemptions of 6,564,785 shares for aggregate redemption payments of $67.1 million.

	Pro Forma Combined (Assuming Minimum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Six Months Ended June 30, 2020
Revenue	45,417	45,417
Net loss per share – basic and diluted	(0.20)	(0.21)
Weighted-average common stock outstanding – basic and diluted	168,382,351	161,817,566
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2019
Revenue	101,398	101,398
Net loss per share – basic and diluted	(0.43)	(0.44)
Weighted-average common stock outstanding – basic and diluted	168,382,351	161,817,566
Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of June 30, 2020
Total assets	319,024	251,890
Total liabilities	73,123	73,123
Total deficit	245,901	178,767

COMPARATIVE SHARE INFORMATION

The following table sets forth summary historical comparative share information for GRAF and Velodyne and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as follows:

●	Assuming Minimum Redemptions: In connection with the Extension Amendment Proposal, an aggregate 1,105 shares of Graf’s common stock was redeemed, and approximately $11,000 was withdrawn out of the Trust Account to pay for such redemption (estimated per share redemption value of $10.23). After redemptions, there were 11,454,132 public shares outstanding. This presentation takes into consideration the redemptions in connection with the extension of the date by which GRAF has to consummate a transaction (the “First Extension”) from April 18, 2020 to July 31, 2020 (the “Combination Period”), but it assumes that no additional public stockholders of GRAF exercise redemption rights with respect to their public shares for a pro rata share of the funds in GRAF’s Trust Account.
●	Assuming Maximum Redemptions: This presentation assumes that in addition to the 1,105 public shares redeemed in July 2020, stockholders holding 6,564,785 of Graf’s public shares will exercise their redemption rights for their pro rata share (approximately $10.23 per share as of June 30, 2020) of the funds in Graf’s Trust Account. The Merger Agreement provides that Velodyne’s obligation to consummate the Business Combination is conditioned on the funds in the Trust Account, together with the funding of any amounts payable under the Subscription Agreements, being no less than an aggregate amount of $200.0 million. This scenario gives effect to $50.0 million being retained in the Trust Account, in accordance with the Subscription Agreements with respect to the PIPE Investment, and the minimum cash requirement of $200.0 million, in accordance with the Merger Agreement. This results in public share redemptions of 6,564,785 shares for aggregate redemption payments of $67.1 million.

The pro forma book value information reflects the Business Combination as if it had occurred on June 30, 2020. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2019.

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this prospectus, and the historical financial statements of GRAF and Velodyne and related notes. The unaudited pro forma combined per share information of GRAF and Velodyne is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of GRAF and Velodyne would have been had the companies been combined during the periods presented.

			Combined Pro Forma		Velodyne Equivalent Per Share Pro Forma(2)
	Velodyne (Historical)	GRAF (Historical)	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming Minimum Redemptions	Assuming Maximum Redemptions
As of and for the Quarter ended June 30, 2020(3)
Book Value per share(1)	$1.84	$0.20	$1.46	$1.10	$4.28	$3.22

Weighted averages shares outstanding – basic and diluted	34,252,578
Net loss per share – basic and diluted	$(0.97)
Weighted average shares outstanding of Public common stock – basic and diluted		18,980,815	168,382,351	161,817,566	139,353,219	139,353,219
Weighted average shares outstanding of Founder common stock – basic and diluted		6,094,128
Net income per share of Public common stock – basic and diluted		$0.03
Net loss per share of Founder common stock – basic and diluted.		$(0.59)
Net loss per share of common stock – basic and diluted			$(0.20)	$(0.21)	$(0.60)	$(0.62)
As of and for the Year ended December 31, 2019(3)
Weighted averages shares outstanding – basic and diluted	34,252,578
Net loss per share – basic and diluted	$(1.96)
Weighted average shares outstanding of Public
common stock – basic and diluted		24,376,512	168,382,351	161,817,566	139,353,219	139,353,219
Weighted average shares outstanding of Founder common stock – basic and diluted		6,094,128

Net income per share of Public common stock – basic and diluted		$0.17
Net loss per share of Founder common stock – basic and diluted.		$(2.94)
Net loss per share of common stock – basic and diluted			$(0.43)	$(0.44)	$(1.25)	$(1.30)

(1)	Book value per share = Total equity excluding preferred equity/shares outstanding.
(2)	The equivalent pro forma basic and diluted per share data for Velodyne is calculated using a weighted-average exchange ratio based on the number of shares allocated to common stock, Series A, Series B, and Series B-1 shares.
(3)	No cash dividends were declared during the periods presented.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this prospectus. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Velodyne’s Business

Velodyne’s business could be materially and adversely affected by the current global COVID-19 pandemic.

The recent COVID-19 pandemic has disrupted and affected Velodyne’s business. For example, from March until June of 2020, due to the rapid spread of COVID-19, Velodyne’s manufacturing facility in San Jose, California was operating at approximately 50% capacity. Additionally, Velodyne observed delayed customer purchases and longer sales cycles with customers that are addressing budget constraints, delayed projects or other hardships related to the COVID-19 pandemic. Velodyne has a global customer base operating in a wide range of industries that has been impacted in different ways by the pandemic. Velodyne also depends on suppliers and manufacturers worldwide. Depending upon the duration of the pandemic, the associated business interruptions and the recovery, Velodyne’s customers, suppliers, manufacturers and partners may suspend or delay their engagement with Velodyne. If the pandemic worsens, if the economic recovery is delayed or if there are further business interruptions or changes in customer purchasing behavior, Velodyne’s business, results of operations and ability to raise capital may be materially and adversely affected. Velodyne’s response to the COVID-19 pandemic may prove to be inadequate and it may be unable to continue its operations in the manner it had prior to the outbreak, and may endure further interruptions, reputational harm, delays in its product development and shipments, all of which could have an adverse effect on its business, operating results, and financial condition. In addition, when the pandemic subsides, Velodyne cannot assure you as to the timing of any economic recovery, which could continue to have a material adverse effect on its target markets and its business.

Since many of the markets in which Velodyne competes are new and rapidly evolving, it is difficult to forecast long-term end-customer adoption rates and demand for Velodyne’s products.

Velodyne is pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, autonomous driving and lidar-based ADAS applications require complex technology. Because these automotive systems depend on technology from many companies, commercialization of autonomous driving or ADAS products could be delayed or impaired on account of certain technological components of Velodyne or others not being ready to be deployed in vehicles. Although some companies have released systems and vehicles using Velodyne’s products, others may not be able to commercialize this technology immediately, or at all. Regulatory, safety or reliability developments, many of which are outside of Velodyne’s control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect Velodyne’s growth. Velodyne’s future financial performance will depend on its ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, Velodyne’s products may not compete as effectively, if at all, and they may not be designed into commercialized products. Given the evolving nature of the markets in which Velodyne operates, it is difficult to predict customer demand or adoption rates for its products or the future growth of the markets in which it operates. As a result, the financial projections in this prospectus necessarily reflect various estimates and assumptions that may not prove accurate and these projections could differ materially from actual results. If demand does not develop or if Velodyne cannot accurately forecast customer demand, the size of its markets, inventory requirements or its future financial results, its business, results of operations and financial condition will be adversely affected.

Despite the actions Velodyne is taking to defend and protect its intellectual property, Velodyne may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Velodyne’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of Velodyne’s products and its business depends in part on Velodyne’s ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other international jurisdictions. Velodyne relies on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection. Velodyne cannot assure you that any patents will be issued with respect to its currently pending patent applications or that any trademarks will be registered with respect to its currently pending applications in a manner that gives Velodyne adequate defensive protection or competitive advantages, if at all, or that any patents issued to Velodyne or any trademarks registered by it will not be challenged, invalidated or circumvented. Velodyne has filed for patents and trademarks in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which it operates or in which Velodyne seeks to enforce its intellectual property rights, or may be difficult to enforce in practice. Velodyne’s currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Velodyne cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to Velodyne or infringe Velodyne’s intellectual property.

Protecting against the unauthorized use of Velodyne’s intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. Velodyne believes that its patents are foundational in the area of lidar products and intends to enforce the intellectual property portfolio it has built over the years. Unauthorized parties may attempt to copy or reverse engineer Velodyne’s smart vision solutions or certain aspects of Velodyne’s solutions that it considers proprietary. Litigation may be necessary in the future to enforce or defend Velodyne’s intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the U.S.

For example, Velodyne recently achieved a favorable result in two proceedings before the U.S. Patent Trial and Appeal Board (“PTAB”) where the PTAB upheld the validity of Velodyne’s patent claims that were being challenged as unpatentable by one of its competitors. Velodyne’s competitor filed a request for rehearing that was denied by the PTAB. The matter may proceed to an appeal in the future. In addition, that same competitor initiated a lawsuit in the U.S. District Court for the Northern District of California, and while that case is stayed pending PTAB proceedings, Velodyne cannot guarantee a favorable outcome in the litigation.

Additionally, to protect its intellectual property, Velodyne filed patent infringement cases in August 2019 with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Northern District of California against Hesai Photonics Technology Co., Ltd. (“Hesai”) and Suteng Innovation Technology Co., Ltd. (“RoboSense”). Velodyne resolved its disputes with Hesai in June 2020. If it prevails in the ITC in its action against RoboSense, Velodyne has requested an exclusion order which would block the importation of sensors made by RoboSense into the United States. If it prevails in the district court, Velodyne will request that RoboSense pay damages. However, Velodyne cannot guarantee that it will prevail, that the ITC will grant it the exclusion order, that it will be able to effectively enforce the exclusion order, or that it will obtain damages from RoboSense.

Any such litigation, whether initiated by Velodyne or a third party, could result in substantial costs and diversion of management resources, either of which could adversely affect Velodyne’s business, operating results and financial condition. Even if it obtains favorable outcomes in litigation, Velodyne may not be able to obtain adequate remedies, especially in the context of unauthorized parties copying or reverse engineering its smart vision solutions. Further, many of Velodyne’s current and potential competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than Velodyne has. Attempts to enforce its rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against Velodyne, or result in a holding that invalidates or narrows the scope of Velodyne’s rights, in whole or in part. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Velodyne’s products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce Velodyne’s intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering its smart vision solutions or certain aspects of its solutions that Velodyne considers proprietary could seriously adversely affect its business, operating results, financial condition and prospects.

Velodyne continues to implement strategic initiatives designed to grow its business. These initiatives may prove more costly than it currently anticipates and Velodyne may not succeed in increasing its revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

Velodyne continues to make investments and implement initiatives designed to grow its business, including:

●	investing in research and development;
●	expanding its sales and marketing efforts to attract new customers across industries;
●	investing in new applications and markets for its products;
●	further enhancing its manufacturing processes and partnerships;
●	pursuing litigation to protect its intellectual property; and
●	investing in legal, accounting, and other administrative functions necessary to support its operations as a public company.

These initiatives may prove more expensive than it currently anticipates, and Velodyne may not succeed in increasing its revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. Although Velodyne generated net income of $15.8 million for 2017, it has incurred net losses in the past, including net losses of $62.3 million for 2018 and $67.2 million for 2019 and $33.1 million for the six months ended June 30, 2020. The market opportunities Velodyne is pursuing are at an early stage of development, and it may be many years before the end markets Velodyne expects to serve generate demand for its products at scale, if at all. Velodyne’s revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with its lidar products, if certain automotive original equipment manufacturers (“OEMs”) or other market participants change their autonomous vehicle technology, failure of Velodyne’s customers to commercialize autonomous systems that include its smart vision solutions, Velodyne’s inability to effectively manage its inventory or manufacture products at scale, Velodyne’s inability to enter new markets or help its customers adapt its products for new applications or Velodyne’s failure to attract new customers or expand orders from existing customers or increasing competition. Furthermore, it is difficult to predict the size and growth rate of Velodyne’s target markets, customer demand for its products, commercialization timelines, developments in autonomous sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. For these reasons, Velodyne does not expect to achieve profitability over the near term. If Velodyne’s revenue does not grow over the long term, its ability to achieve and maintain profitability may be adversely affected, and the value of its business may significantly decrease.

Because Velodyne’s sales have been primarily to customers making purchases for research and development projects and its orders are project-based, Velodyne expects its results of operations to fluctuate on a quarterly and annual basis, which could cause the stock price of the post-combination company to fluctuate or decline.

Velodyne’s quarterly results of operations have fluctuated in the past and may vary significantly in the future, and its revenue has declined in two consecutive years. As such, historical comparisons of its operating results may not be meaningful. In particular, because Velodyne’s sales to date have primarily been to customers making purchases for research and development, sales in any given quarter can fluctuate based on the timing and success of its customers’ development projects. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Velodyne’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of Velodyne’s business. These fluctuations could adversely affect Velodyne’s ability to meet its expectations or those of securities analysts or investors. If Velodyne does not meet these expectations for any period, the value of its business and its securities, or those of the post-combination company, could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing and magnitude of orders and shipments of Velodyne’s products in any quarter.
●	Pricing changes Velodyne may adopt to drive market adoption or in response to competitive pressure.
●	Velodyne’s ability to retain its existing customers and attract new customers.
●	Velodyne’s ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements.

●	Disruptions in Velodyne’s sales channels or termination of its relationship with important channel partners.
●	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new products or updates from Velodyne or its competitors.
●	Fluctuations in demand pressures for Velodyne’s products.
●	The mix of products sold in any quarter.
●	The duration of the global COVID-19 pandemic and the time it takes for economic recovery.
●	The timing and rate of broader market adoption of autonomous systems utilizing Velodyne’s smart vision solutions across the automotive and other market sectors.
●	Market acceptance of lidar and further technological advancements by Velodyne’s competitors and other market participants.
●	The ability of Velodyne’s customers to commercialize systems that incorporate its products.
●	Any change in the competitive dynamics of Velodyne’s markets, including consolidation of competitors, regulatory developments and new market entrants.
●	Velodyne’s ability to effectively manage its inventory.
●	Changes in the source, cost, availability of and regulations pertaining to materials Velodyne uses.
●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs.
●	General economic, industry and market conditions, including trade disputes.

Velodyne’s transition to an outsourced manufacturing business model may not be successful, which could harm its ability to deliver products and recognize revenue.

Velodyne is transitioning from a manufacturing model in which it primarily manufactured and assembled its products at its California location, to one where it relies on third-party manufacturers in Europe and Asia. Velodyne currently has agreements with Fabrinet, Nikon and Veoneer to provide contract manufacturing of certain of its products. Velodyne believes the use of third-party manufacturers will have benefits, but in the near term, while it is beginning manufacturing with new partners, Velodyne may lose revenue, incur increased costs and harm its customer relationships.

Reliance on third-party manufacturers reduces Velodyne’s control over the manufacturing process, including reduced control over quality, product costs and product supply and timing. Velodyne may experience delays in shipments or issues concerning product quality from its third-party manufacturers. If any of Velodyne’s third-party manufacturers experience interruptions, delays or disruptions in supplying its products, including by natural disasters, the global COVID-19 pandemic or work stoppages or capacity constraints, Velodyne’s ability to ship products to distributors and customers would be delayed. The COVID-19 pandemic has caused interruptions in Velodyne’s manufacturing operations and production delays. For example, Velodyne personnel have not be able to travel to Thailand to meet with a key manufacturing partner. Additionally, if any of Velodyne’s third-party manufacturers experience quality control problems in their manufacturing operations and Velodyne’s products do not meet customer or regulatory requirements, it could be required to cover the cost of repair or replacement of any defective products. These delays or product quality issues could have an immediate and material adverse effect on Velodyne’s ability to fulfill orders and could have a negative effect on its operating results. In addition, such delays or issues with product quality could adversely affect Velodyne’s reputation and its relationship with its channel partners. If third-party manufacturers experience financial, operational, manufacturing capacity or other difficulties, or experience shortages in required components, or if they are otherwise unable or unwilling to continue to manufacture Velodyne’s products in required volumes or at all, Velodyne’s supply may be disrupted, it may be required to seek alternate manufacturers and it may be required to re-design its products. It would be time-consuming, and could be costly and impracticable, to begin to use new manufacturers and designs and such changes could cause significant interruptions in supply and could have an adverse effect on Velodyne’s ability to meet its scheduled product deliveries and may subsequently lead to the loss of sales. While Velodyne takes measures to protect its trade secrets, the use of third-party manufacturers may also risk disclosure of its innovative and proprietary manufacturing methodologies, which could adversely affect Velodyne’s business.

In addition, Velodyne currently relies on third-party manufacturers to produce its custom application specific integrated circuits (“ASICs”). Velodyne has made considerable investments to develop its proprietary ASICs and its smart vision solutions depend on them. If third-party manufacturers of Velodyne’s custom ASICs experience interruptions, delays or disruptions in supplying its ASICs or if there are work stoppages, production delays or facility closures due to the COVID-19 pandemic, Velodyne’s ability to ship its smart vision solutions will be delayed and it may be unable to meet customer demand. Velodyne’s ASICs may have defects or other issues if its third-party manufacturers have quality control or other problems in their operations. These defects may delay Velodyne’s ability to fulfill customer orders, which would have a negative effect on its brand and operating results. If it needs to change manufacturers of its ASICs for any reason, Velodyne cannot guarantee that it will be able to find a replacement manufacturer willing to produce its custom ASICs at a price it deems appropriate, or at all.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on Velodyne’s results of operations.

While Velodyne makes its strategic planning decisions based on the assumption that the markets it is targeting will grow, Velodyne’s business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by Velodyne’s automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and Velodyne expects such fluctuations to give rise to fluctuations in the demand for its products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by Velodyne’s automotive OEM customers and could have a material adverse effect on its business, results of operations and financial condition.

Although Velodyne believes that lidar is the industry standard for autonomous vehicles and other emerging markets, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or develops more slowly than Velodyne expects, its business will be adversely affected.

While Velodyne’s lidar-based smart vision solutions can be applied to different use cases across end markets, approximately 44% of its revenue during 2019 was generated from automotive applications. Despite the fact that the automotive industry has engaged in considerable effort to research and test lidar products for ADAS and autonomous driving applications, the automotive industry may not introduce lidar products in commercially available vehicles. Velodyne continually studies emerging and competing sensing technologies and methodologies and it may add new sensing technologies such as radar and cameras to its offering to, for example, address lidar’s relative deficiencies in detecting colors and low reflectivity objects and performing in extreme weather conditions. However, lidar products remain relatively new and it is possible that other sensing modalities, or a new disruptive modality based on new or existing technology, including a combination of technology, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if lidar products are used in initial generations of autonomous driving technology and certain ADAS products, Velodyne cannot guarantee that lidar products will be designed into or included in subsequent generations of such commercialized technology. In addition, Velodyne expects that initial generations of autonomous vehicles will be focused on limited applications, such as robo-taxis, and that mass market adoption of autonomous technology may lag behind these initial applications significantly. The speed of market growth for ADAS or autonomous vehicles is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the economic consequences of the COVID-19 pandemic. Although it currently believes it has the lead in lidar-based systems for the autonomous market, by the time mass market adoption of autonomous vehicle technology is achieved, Velodyne expects competition among providers of sensing technology based on lidar and other modalities to increase substantially. If commercialization of lidar products is not successful, or not as successful as Velodyne or the market expects, or if other sensing modalities gain acceptance by developers of autonomous driving systems or ADAS, automotive OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, its business, results of operations and financial condition will be materially and adversely affected.

Velodyne is investing in and pursuing market opportunities outside of the automotive markets, including in UAVs, self-driving rovers, industrial and security robots, mapping applications for topography and surveying and smart city initiatives. Velodyne believes that its future revenue growth, if any, will depend in part on its ability to expand within new markets such as these and to enter new markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires Velodyne to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for lidar technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of Velodyne’s customers outside of the automotive industry are still in the testing and development phases and it cannot be certain that they will commercialize products or systems with its lidar products or at all. Velodyne cannot be certain that lidar will be sold into these markets, or any market outside of automotive market, at scale. Adoption of lidar products, including Velodyne’s products, outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of lidar and lidar-based products meet users’ current or anticipated needs, whether the benefits of designing lidar into larger sensing systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities such as cameras and radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by lidar technology and whether lidar developers such as Velodyne can keep pace with rapid technological change in certain developing markets and the global response to the COVID-19 pandemic and the length of any associated work stoppages. If lidar technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than Velodyne expects, its business, results of operation and financial condition will be materially and adversely affected.

Because lidar is new in the market, forecasts of market growth in this prospectus may not be accurate.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts and estimates in this prospectus relating to the expected size and growth of the markets for lidar-based technology and other markets in which Velodyne participates may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, Velodyne may not grow its business at similar rates, or at all. Velodyne’s future growth is subject to many factors, including market adoption of its products, which is subject to many risks and uncertainties. Accordingly, the forecasts and estimates of market size and growth described in this prospectus, including Velodyne’s estimates that the size of its total addressable market is expected to be approximately $11.9 billion in 2022 and that its automotive total addressable market is expected to grow from $7.3 billion in 2022 to $16.8 billion in 2026, should not be taken as indicative of Velodyne’s future growth. In addition, these forecasts do not take into account the impact of the current global COVID-19 pandemic, and Velodyne cannot assure you that these forecasts will not be materially and adversely affected as a result.

Velodyne’s investments in educating its customers and potential customers about the advantages of lidar and its applications may not result in sales of Velodyne’s products.

Educating Velodyne’s prospective customers, and to a lesser extent, its existing customers, about lidar, its advantages over other sensing technologies and lidar’s ability to convey value in different industries and deployments is an integral part of developing new business and the lidar market generally. If prospective customers have a negative perception of, or experience with, lidar or a competitor’s lidar products they may be reluctant to adopt lidar in general or specifically Velodyne’s products. Adverse statements about lidar by influential market participants may also deter adoption. Some of Velodyne’s competitors have significant financial or marketing resources that may allow them to engage in public marketing campaigns about their alternative technology, lidar or Velodyne’s solutions. Velodyne’s efforts to educate potential customers and the market generally and to counter any adverse statements made by competitors or other market participants will require significant financial and personnel resources. These educational efforts may not be successful and Velodyne may not offset the costs of such efforts with revenue from the new customers. If Velodyne is unable to acquire new customers to offset these expenses or if the market accepts such adverse statements, its financial condition will be adversely affected.

In addition to patented technology, Velodyne relies on its unpatented proprietary technology, trade secrets, processes and know-how.

Velodyne relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Velodyne believes is best protected by means that do not require public disclosure. Velodyne generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Velodyne may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Velodyne has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Velodyne’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Velodyne, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Velodyne’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Velodyne operates may afford little or no protection to its trade secrets.

Velodyne also relies on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or provide adequate protection for its property. There is a risk that third parties may obtain and improperly utilize Velodyne’s proprietary information to its competitive disadvantage. Velodyne may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

The markets in which Velodyne competes are characterized by rapid technological change, which requires it to continue to develop new products and product innovations, and could adversely affect market adoption of its products.

While Velodyne intends to invest substantial resources to remain on the forefront of technological development, continuing technological changes in sensing technology, lidar and the markets for these products, including the ADAS and autonomous driving industries, could adversely affect adoption of lidar and/or Velodyne’s products, either generally or for particular applications. Velodyne’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which Velodyne offers its products. For example, Velodyne is currently working on developing its Vella software, which is a data curation software platform, as well as several other new lidar products. Velodyne cannot guarantee that the Vella software or the new products will be released in a timely manner, or at all, or achieve market acceptance. For example, in 2019 Velodyne experienced delays in acceptance of certain of its new lidar products as it worked with its customers to identify, define and meet product requirements, and Velodyne may be unable to sell these or future products at scale until these issues are resolved. Delays in delivering new products that meet customer requirements could damage Velodyne’s relationships with customers and lead them to seek alternative sources of supply. In addition, Velodyne’s success to date has been based on the delivery of its smart vision solutions to research and development programs in which developers are investing substantial capital to develop new systems. Velodyne’s continued success relies on the success of the research and development phase of these customers as they expand into commercialized projects. While some customers already have achieved commercialization, most of Velodyne’s automotive customers are just beginning on the path to commercialization. As autonomous technology reaches the stage of large scale commercialization Velodyne will be required to develop and deliver smart vision solutions at price points that enable wider and ultimately mass- market adoption. Delays in introducing products and innovations, the failure to choose correctly among technical alternatives or the failure to offer innovative products or configurations at competitive prices may cause existing and potential customers to purchase Velodyne’s competitors’ products or turn to alternative sensing technology.

If Velodyne is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products could lose market share, its revenue will decline, it may experience operating losses and its business and prospects will be adversely affected.

Velodyne operates in a highly competitive market and some market participants have substantially greater resources. Velodyne competes against a large number of both established competitors and new market entrants.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Velodyne’s future success will depend on its ability to maintain its lead by continuing to develop and protect from infringement advanced lidar technology in a timely manner and to stay ahead of existing and new competitors. Velodyne’s competitors are numerous and they compete with it directly by offering lidar products and indirectly by attempting to solve some of the same challenges with different technology. Velodyne faces competition from camera and radar companies, other developers of lidar products, Tier 1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than it does. Some examples of Velodyne’s competitors include DENSO Corporation, Hesai, Ibeo Automotive Systems, LeddarTech, Innoviz, Luminar, Quanergy, Magna International, Valeo SA, Bosch, Continental and ZF Friedrichshafen AG. In the automotive market, Velodyne’s competitors have commercialized non-lidar-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of Velodyne’s customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own lidar-based or other sensing technologies, which would compete with Velodyne’s smart vision solutions. Velodyne does not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. In markets outside of the automotive industry, its competitors, like Velodyne, seek to develop new sensing applications across industries. Even in these emerging markets, Velodyne faces substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede Velodyne’s ability to increase the sales of its products or cause it to lose market share, any of which will adversely affect its business, results of operations and financial condition.

Velodyne expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products, which could significantly reduce its profitability and may never result in revenue to Velodyne.

Velodyne’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. Velodyne plans to incur substantial and potentially increasing, research and development costs as part of its efforts to design, develop, manufacture and commercialize new products and enhance existing products. Velodyne’s research and development expenses were $31.6 million, $52.0 million, $56.9 million and $29.1 million during 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively and are likely to grow in the future. Because Velodyne accounts for research and development as an operating expense, these expenditures will adversely affect its results to operations in the future. Further, Velodyne’s research and development program may not produce successful results, and its new products may not achieve market acceptance, create additional revenue or become profitable.

As part of growing its business, Velodyne may make acquisitions. If Velodyne fails to successfully select, execute or integrate its acquisitions, then its business, results of operations and financial condition could be materially adversely affected and the stock price of the post-combination company could decline.

From time to time, Velodyne may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. Acquisitions involve numerous risks and challenges, including relating to the successful integration of the acquired business and its key personnel, entering into new territories or markets with which Velodyne has limited or no prior experience, establishing or maintaining business relationships with new customers, channel partners, vendors and suppliers, unexpected liabilities and potential post-closing disputes.

To date, Velodyne has limited experience with acquisitions and the integration of acquired technology and personnel. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect its business, financial condition and results of operations and could cause the post-combination company’s stock price to decline.

Velodyne may need to raise additional capital in the future in order to execute its business plan, which may not be available on terms acceptable to Velodyne, or at all.

In the future, Velodyne may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances and it may determine to engage in equity or debt financings or enter into credit facilities for other reasons. In order to further business relationships with current or potential customers or partners, Velodyne may issue equity or equity-linked securities to such current or potential customers or partners. Velodyne may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If Velodyne raises additional funds through the issuance of equity or convertible debt or other equity-linked securities or if it issues equity or equity-linked securities to current or potential customers to further business relationships, its existing stockholders could experience significant dilution. Any debt financing obtained by Velodyne in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for Velodyne to obtain additional capital and to pursue business opportunities, including potential acquisitions. If Velodyne is unable to obtain adequate financing or financing on terms satisfactory to Velodyne, when Velodyne requires it, Velodyne’s ability to continue to grow or support its business and to respond to business challenges could be significantly limited. These same risks will apply to the post-combination company following the Closing of the Business Combination.

Changes to trade policy, tariffs and import/export regulations may have a material adverse effect on Velodyne’s business, financial condition and results of operations.

Changes in global political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where Velodyne currently purchases its components, sells its products or conducts its business could adversely affect Velodyne’s business. The U.S. has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where Velodyne conducts its business. A number of other nations have proposed or instituted similar measures directed at trade with the U.S. in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect Velodyne’s business. For example, such changes could adversely affect the automotive market, Velodyne’s ability to access key components or raw materials needed to manufacture its products (including, but not limited to, rare-earth metals), Velodyne’s ability to sell its products to customers outside of the U.S. and the demand for its products. It may be time-consuming and expensive for Velodyne to alter its business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Third-party claims that Velodyne is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Although Velodyne holds key patents related to its products, a number of companies, both within and outside of the lidar industry, hold other patents covering aspects of lidar products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Velodyne has received, and in the future may receive, inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as Velodyne expands its presence in the market, expands to new use cases and faces increasing competition. In addition, parties may claim that the names and branding of Velodyne’s products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, Velodyne may have to change the names and branding of its products in the affected territories and it could incur other costs.

Velodyne currently has a number of agreements in effect pursuant to which it has agreed to defend, indemnify and hold harmless its customers, suppliers, and channel partners and other partners from damages and costs which may arise from the infringement by Velodyne’s products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Velodyne’s insurance may not cover all intellectual property infringement claims. A claim that its products infringe a third party’s intellectual property rights, even if untrue, could adversely affect Velodyne’s relationships with its customers, may deter future customers from purchasing its products and could expose Velodyne to costly litigation and settlement expenses. Even if Velodyne is not a party to any litigation between a customer and a third party relating to infringement by its products, an adverse outcome in any such litigation could make it more difficult for Velodyne to defend its products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect Velodyne’s brand and operating results.

Velodyne’s defense of intellectual property rights claims brought against it or its customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force Velodyne to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Velodyne to pay substantial damages or obtain an injunction. An adverse determination also could invalidate Velodyne’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require that Velodyne procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect Velodyne’s business, operating results, financial condition and prospects.

Changes in tax laws or exposure to additional income tax liabilities could affect Velodyne’s future profitability.

Factors that could materially affect Velodyne’s future effective tax rates include but are not limited to:

●	Changes in tax laws or the regulatory environment.
●	Changes in accounting and tax standards or practices.
●	Changes in the composition of operating income by tax jurisdiction.
●	Velodyne’s operating results before taxes.

Because Velodyne does not have a long history of operating at its present scale and it has significant expansion plans, Velodyne’s effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or the Tax Act, was signed into law making significant changes to the Internal Revenue Code of 1986, as amended, or the Code. In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.- owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income (“GILTI”) and base erosion and anti-abuse tax (“BEAT”). The primary impact of the new legislation on Velodyne’s 2017, 2018 and 2019 and six months ended June 30, 2020 provision for income taxes was $1.9 million, $0.2 million, zero and zero, respectively. Additionally, Velodyne made a one-time deemed repatriation tax payment of $0.1 million in 2017. The overall impact of this tax reform is uncertain, and Velodyne’s business and financial condition, including with respect to its non-U.S. operations, could be adversely affected.

In addition to the impact of the Tax Act on Velodyne’s federal taxes, the Tax Act may impact its taxation in other jurisdictions, including with respect to state income taxes. State legislatures have not had sufficient time to respond to the Tax Act. Accordingly, there is uncertainty as to how the laws will apply in the various state jurisdictions. Additionally, other foreign governing bodies may enact changes to their tax laws in reaction to the Tax Act that could result in changes to Velodyne’s global tax position and materially adversely affect its business, results of operations and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with Velodyne’s intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If Velodyne does not prevail in any such disagreements, its profitability may be affected.

Velodyne’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, Velodyne had $107.4 million of U.S. federal and $73.4 million of state net operating loss carryforwards available to reduce future taxable income, which will be carried forward indefinitely for U.S. federal tax purposes and will expire beginning in 2028 through 2038 for state tax purposes (noting that the net operating carryforward was subsequently reduced to $78.3 million in 2020 after the carryback of losses allowed under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”)). It is possible that Velodyne will not generate taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Velodyne has not yet undertaken an analysis of whether or not the Business Combination constitutes an “ownership change” for purposes of Section 382 and Section 383 of the Code.

Velodyne has in the past and may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on its profitability and consolidated financial position.

Velodyne may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with Velodyne’s suppliers and customers, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, Velodyne has in the past and could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from Velodyne very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit Velodyne’s operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on Velodyne’s operating results and consolidated financial position or that its established reserves or its available insurance will mitigate this impact.

Velodyne is subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of its products. Some of Velodyne’s customers also require that it comply with their own unique requirements relating to these matters.

Velodyne manufactures and sells products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where Velodyne manufactures and assembles its products, as well as the locations where Velodyne sells its products. For example, certain regulations limit the use of lead in electronic components. Since Velodyne operates on a global basis, this is a complex process which requires continual monitoring of regulations and an ongoing compliance process to ensure that Velodyne and its suppliers are in compliance with all existing regulations. If there is an unanticipated new regulation that significantly impacts Velodyne’s use of various components or requires more expensive components, that regulation could materially adversely affect its business, results of operations and financial condition.

Velodyne’s products are also used for autonomous driving and ADAS applications, which are subject to complicated regulatory schemes that vary from jurisdiction to jurisdiction. These are rapidly evolving areas where new regulations could impose limitations on the use of lidar generally or Velodyne’s products specifically. If Velodyne fails to adhere to these new regulations or fails to continually monitor the updates, it may be subject to litigation, loss of customers or negative publicity and its business, results of operations and financial condition will be adversely affected.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and Velodyne believes this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an effect on the way Velodyne manufactures products or utilizes energy to produce its products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components Velodyne uses in its products. Environmental regulations require Velodyne to reduce product energy usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of its products. Velodyne is unable to predict how any future changes will impact it and if such impacts will be material to its business.

Velodyne’s business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations are an important factor for Velodyne’s business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand that, vehicles have more safety features per vehicle and more advanced safety products.

While Velodyne believes increasing automotive safety standards will present a market opportunity for its products, government safety regulations are subject to change based on a number of factors that are not within its control, including new scientific or technological data, adverse publicity regarding the industry recalls and safety risks of autonomous driving and ADAS, accidents involving its products, domestic and foreign political developments or considerations, and litigation relating to its products and its competitors’ products. Changes in government regulations, especially in the autonomous driving and ADAS industries could adversely affect Velodyne’s business. If government priorities shift and Velodyne is unable to adapt to changing regulations, its business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the cars that carry Velodyne’s sensors go into production, it is subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with its products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. Velodyne is also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act, or TREAD, which requires equipment manufacturers, such as Velodyne, to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury related to its products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. If Velodyne cannot rapidly address any safety concerns or defects with its products, its business, results of operations and financial condition may be adversely affected.

The U.S. Department of Transportation issued regulations in 2016 that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry Velodyne’s sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect Velodyne’s business.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which Velodyne operates may adversely impact its business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, Velodyne’s policies and operations.

Velodyne’s current and potential future operations and sales subject it to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California recently enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact Velodyne’s operations and the development of its business. While, generally, Velodyne does not have access to, collect, store, process, or share information collected by its solutions unless its customers choose to proactively provide such information to us, Velodyne’s products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on Velodyne’s business is rapidly evolving across jurisdictions and remains uncertain at this time.

Velodyne may also be affected by cyber attacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target Velodyne or third-parties with which it has business relationships in an effort to obtain data, or in a manner that disrupts Velodyne’s operations or compromises its products or the systems into which its products are integrated.

Velodyne is assessing the continually evolving privacy and data security regimes and measures it believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like Velodyne’s, it may need to update or enhance its compliance measures as its products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures Velodyne does adopt may prove ineffective. Any failure, or perceived failure, by Velodyne to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber attacks affecting Velodyne, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on its reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in Velodyne, which could have an adverse effect on its reputation and business.

Regulations related to conflict minerals may cause Velodyne to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of its products.

Velodyne is subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require it to determine, disclose and report whether its products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in Velodyne’s products. In addition, Velodyne will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of its products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that its reputation may be adversely affected if Velodyne determines that certain of its products contain minerals not determined to be conflict-free or if Velodyne is unable to alter its products, processes or sources of supply to avoid use of such materials.

If Velodyne fails to maintain an effective system of internal controls, its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

After the Business Combination, the post-combination company will carry out Velodyne’s business and will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. Velodyne expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on its personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that Velodyne maintain effective disclosure controls and procedures and internal control over financial reporting. Velodyne is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Velodyne’s principal executive and financial officers.

Velodyne’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in Velodyne’s internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect Velodyne’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of Velodyne’s financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of Velodyne’s internal control over financial reporting that it is required to include in its periodic reports Velodyne will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Velodyne’s reported financial and other information.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Velodyne has expended and anticipates that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase Velodyne’s operating costs and could materially and adversely affect its ability to operate its business. In the event that Velodyne’s internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in Velodyne’s operating results and the stock price of the post-combination company could decline. In addition, if Velodyne is unable to continue to meet these requirements, the post-combination company may not be able to obtain or maintain listing on the NYSE.

The post-combination company’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after the post-combination company is no longer an emerging growth company. At such time, the post-combination company’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Velodyne’s controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on the post-combination company’s business and operating results.

Velodyne currently has and targets many customers that are large corporations with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If Velodyne is unable to sell its products to these customers, its prospects and results of operations will be adversely affected.

Many of Velodyne’s customers and potential customers are large, multinational corporations with substantial negotiating power relative to it and, in some instances, may have internal solutions that are competitive to Velodyne’s products. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of Velodyne’s time and resources. Velodyne cannot assure you that its products will secure design wins from these or other companies or that it will generate meaningful revenue from the sales of its products to these key potential customers. If Velodyne’s products are not selected by these large corporations or if these corporations develop or acquire competitive technology, it will have an adverse effect on Velodyne’s business.

If Velodyne’s lidar products are not selected for inclusion in autonomous driving systems or ADAS by automotive OEMs or their suppliers, its business will be materially and adversely affected.

Automotive OEMs and their suppliers design and develop autonomous driving and ADAS technology over several years. These automotive OEMs and suppliers undertake extensive testing or qualification processes prior to placing orders for large quantities of products because Velodyne’s lidar products will function as part of a larger system or platform and must meet certain other specifications. Velodyne spends significant time and resources to have its products selected by automotive OEMs and their suppliers, which is known as a design win. In the case of autonomous driving and ADAS technology, a design win means Velodyne’s lidar product has been selected for use in a particular vehicle model. If Velodyne does not achieve a design win with respect to a particular vehicle model, it may not have an opportunity to supply its products to the automotive OEM for that vehicle model for a period of many years. In many cases, this period can be as long as five to seven or more years. If Velodyne’s products are not selected by an automotive OEM or its suppliers for one vehicle model or if Velodyne’s products are not successful in that vehicle model, it is unlikely that its product will be deployed in other vehicle models of that OEM. If Velodyne fails to win a significant number of vehicle models from one or more of automotive OEMs or their suppliers, its business, results of operations and financial condition will be materially and adversely affected.

The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model or technology package for which Velodyne is a significant supplier could reduce Velodyne’s sales and adversely affect its profitability.

If Velodyne is able to secure design wins and its smart vision solutions are included in these autonomous driving and ADAS products, it expects to enter into supply agreements with the relevant customer. Market practice dictates that these supply agreements typically require Velodyne to supply a customer’s requirements for a particular vehicle model or autonomous driving or ADAS product, rather than supply a set number of products. These contracts can have short terms and/or can be subject to renegotiation, sometimes as frequently as annually, all of which may affect product pricing, and may be terminated by Velodyne’s customers at any time. Therefore, even if Velodyne is successful in obtaining design wins and the systems into which its products are built are commercialized, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or technology package for which Velodyne is a significant supplier could mean that the expected sales of Velodyne’s products will not materialize, materially and adversely affecting its business.

Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or losses, which may adversely affect Velodyne’s business.

Cost-cutting initiatives adopted by Velodyne’s customers often result in increased downward pressure on pricing. Velodyne expects that its agreements with automotive OEMs may require step-downs in pricing over the term of the agreement or, if commercialized, over the period of production. In addition, Velodyne’s automotive OEM customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs also possess significant leverage over their suppliers, including Velodyne, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. Accordingly, Velodyne expects to be subject to substantial continuing pressure from automotive OEMs and Tier 1 suppliers to reduce the price of its products. It is possible that pricing pressures beyond Velodyne’s expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost- cutting initiatives. If Velodyne is unable to generate sufficient production cost savings in the future to offset price reductions, its gross margin and profitability would be adversely affected.

Velodyne’s business could be materially and adversely affected if it lost any of its largest customers or if they were unable to pay their invoices.

Although Velodyne has and continues to pursue a broad customer base, it is dependent on a collection of large customers with strong purchasing power. In 2017, 2018 and 2019, Velodyne’s top 20 customers represented 89%, 82% and 83% of its revenue, respectively. In 2017, 2018 and 2019, three, two and two customers, respectively, accounted for more than 10% of Velodyne’s revenue. The loss of business from any of Velodyne’s major customers (whether by lower overall demand for its products, cancellation of existing contracts or product orders or the failure to design in its products or award Velodyne new business) could have a material adverse effect on its business. For example, one of Velodyne’s customers who accounted for 26% of its revenue in 2017, made substantial purchases of its products for research and development projects in 2017, but did not repeat such purchases in 2018, which contributed to the decline in Velodyne’s revenue in 2018.

To the extent autonomous vehicle and ADAS systems become accepted by major automotive OEMs, Velodyne expects that it will rely increasingly for its revenue on Tier 1 suppliers through which automotive OEMs procure components. Velodyne expects that these Tier 1 suppliers will be responsible for certain hardpoint and software configuration activities specific to each OEM, and they may not exclusively carry its smart vision solutions.

There is also a risk that one or more of its major customers could be unable to pay Velodyne’s invoices as they become due or that a customer will simply refuse to make such payments if it experiences financial difficulties. If a major customer were to enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, Velodyne could be forced to record a substantial loss.

The period of time from a design win to implementation is long and Velodyne is subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate Velodyne’s products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of Velodyne’s products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be five to seven or more years. The development cycle in certain other markets can be months to one or two years. These development cycles result in Velodyne investing its resources prior to realizing any revenue from the commercialization. Further, Velodyne is subject to the risk that customers cancel or postpone implementation of its technology, as well as that it will not be able to integrate its technology successfully into a larger system with other sensing modalities. Further, Velodyne’s revenue could be less than forecasted if the system, product or vehicle model that includes its lidar products is unsuccessful, including for reasons unrelated to its technology. Long development cycles and product cancellations or postponements may adversely affect Velodyne’s business, results of operations and financial condition.

Velodyne is highly dependent on David Hall, its founder and executive chairman, and its ability to attract and retain highly skilled personnel and senior management.

Velodyne is highly dependent on David Hall, its founder and executive chairman. Mr. Hall created Velodyne’s first lidar product and he remains deeply involved in all aspects of Velodyne’s business, including product development. The loss of Mr. Hall would adversely affect Velodyne’s business because his loss could make it more difficult to, among other things, compete with other market participants, manage Velodyne’s research and development activities and retain existing customers or cultivate new ones. In addition, Mr. Hall is the former owner, controlling equity holder, officer and/or director of various other enterprises, including Velodyne Acoustics LLC, an entity no longer affiliated with Velodyne. Negative public perception of, or negative news related to, Mr. Hall or Mr. Hall’s other ventures, even if such ventures are entirely separate from Velodyne’s business, may adversely affect Velodyne’s brand, relationship with customers or standing in the industry.

Competition for highly-skilled personnel is often intense, especially in the San Francisco Bay Area where Velodyne is located, and it may incur significant costs to attract them. Velodyne may not be successful in attracting, integrating, or retaining qualified personnel to fulfill its current or future needs. Velodyne has, from time to time, experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Velodyne’s equity or equity awards declines, including those of the post-combination company after Closing, it may adversely affect Velodyne’s ability to retain highly skilled employees. If Velodyne fails to attract new personnel or fails to retain and motivate its current personnel, its business and future growth prospects could be adversely affected.

The complexity of Velodyne’s products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of its new products, damage its reputation with current or prospective customers, expose Velodyne to product liability and other claims and adversely affect its operating costs.

Velodyne’s products are highly technical and very complex and require high standards to manufacture and have in the past and will likely in the future experience defects, errors or bugs at various stages of development. Velodyne may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to its customers’ satisfaction. Additionally, undetected errors, defects or security vulnerabilities, especially as new products are introduced or as new versions are released, could result in serious injury to the end users of technology incorporating Velodyne’s products, or those in the surrounding area, its customers never being able to commercialize technology incorporating our products, litigation against Velodyne, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. Some errors or defects in Velodyne’s products may only be discovered after they have been tested, commercialized and deployed by customers. If that is the case, Velodyne may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against Velodyne by its customers or others. Velodyne’s reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy its products, which could adversely affect its ability to retain existing customers and attract new customers, and could adversely affect its financial results.

In addition, Velodyne could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of Velodyne and its products. In addition, Velodyne’s business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against Velodyne and its business could be adversely affected.

Velodyne may be subject to product liability or warranty claims that could result in significant direct or indirect costs, which could adversely affect its business and operating results.

Velodyne’s customers use its smart vision solutions in autonomous driving, ADAS and other applications that present the risk of significant injury, including fatalities. Velodyne may be subject to claims if a product using its lidar technology is involved in an accident and persons are injured or purport to be injured. Any insurance that Velodyne carries may not be sufficient or it may not apply to all situations. Similarly, Velodyne’s customers could be subjected to claims as a result of such accidents and bring legal claims against Velodyne to attempt to hold it liable. In addition, if lawmakers or governmental agencies were to determine that the use of Velodyne’s products or autonomous driving or certain ADAS increased the risk of injury to all or a subset of its customers, they may pass laws or adopt regulations that limit the use of Velodyne’s products or increase its liability associated with the use of its products or that regulate the use of or delay the deployment of autonomous driving and ADAS technology. Any of these events could adversely affect Velodyne’s brand, relationships with customers, operating results or financial condition.

Velodyne typically provides a limited-time warranty on its products. The occurrence of any material defects in its products could make Velodyne liable for damages and warranty claims. In addition, Velodyne could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of Velodyne’s products could affect its brand image, partner and customer demand, and adversely affect its operating results and financial condition. Also, warranty, recall and product liability claims may result in litigation, the occurrence of which could be costly, lengthy and distracting and adversely affect Velodyne’s business and operating results.

If Velodyne does not maintain sufficient inventory or if it does not adequately manage its inventory, it could lose sales or incur higher inventory-related expenses, which could negatively affect Velodyne’s operating results.

To ensure adequate inventory supply, Velodyne must forecast inventory needs and expenses, place orders sufficiently in advance with its suppliers and manufacturing partners and manufacture products based on its estimates of future demand for particular products. Fluctuations in the adoption of lidar products may affect Velodyne’s ability to forecast its future operating results, including revenue, gross margins, cash flows and profitability. Velodyne’s ability to accurately forecast demand for its products could be affected by many factors, including the rapidly changing nature of the markets in which it operates, including the autonomous driving, ADAS and mapping markets, the uncertainty surrounding the market acceptance and commercialization of lidar technology, the emergence of new markets, an increase or decrease in customer demand for Velodyne’s products or for products and services of its competitors, product introductions by competitors, the COVID-19 pandemic and any associated work stoppages or interruptions, unanticipated changes in general market conditions and the weakening of economic conditions or consumer confidence in future economic conditions. If its lidar products are commercialized in autonomous driving, ADAS or other applications experiencing rapid growth in demand, Velodyne may face challenges acquiring adequate supplies to manufacture its products and/or Velodyne and its manufacturing partners may not be able to manufacture its products at a rate necessary to satisfy the levels of demand, which would negatively affect Velodyne’s revenue. This risk may be exacerbated by the fact that Velodyne may not carry or be able to obtain for its manufacturers a significant amount of inventory to satisfy short-term demand increases. If it fails to accurately forecast customer demand, Velodyne may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would adversely affect Velodyne’s financial results, including its gross margin, and have a negative effect on its brand. Conversely, if Velodyne underestimates customer demand for its products, Velodyne, or its manufacturing partners, may not be able to deliver products to meet its requirements, and this could result in damage to Velodyne’s brand and customer relationships and adversely affect its revenue and operating results.

Velodyne relies on third-party suppliers and because some of the raw materials and key components in its products come from limited or sole sources of supply, Velodyne is susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt its supply chain and could delay deliveries of its products to customers.

All of the components that go into the manufacture of Velodyne’s smart vision solutions are sourced from third-party suppliers. To date, Velodyne has produced its products in relatively limited quantities for use in research and development programs. Velodyne does not have any experience in managing its supply chain to manufacture and deliver its products at scale. Some of the key components used to manufacture Velodyne’s products come from limited or sole sources of supply. Velodyne is therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that its suppliers discontinue or modify components used in its products. Velodyne has a global supply chain and the COVID-19 pandemic may adversely affect its ability to source components in a timely or cost effective manner from its third-party suppliers due to, among other things, work stoppages or interruptions. For example, Velodyne’s products depend on lasers and Velodyne currently consumes a substantial portion of the available market. Any shortage of these lasers could materially and adversely affect

Velodyne’s ability to manufacture its smart vision solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. Velodyne has in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. Component shortages or pricing fluctuations could be material in the future. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, Velodyne may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and Velodyne may not be able to source these components on terms that are acceptable to it, or at all, which may undermine Velodyne’s ability to meet its requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect Velodyne’s ability to meet its scheduled product deliveries to its customers. This could adversely affect Velodyne’s relationships with its customers and channel partners and could cause delays in shipment of its products and adversely affect its operating results. In addition, increased component costs could result in lower gross margins. Even where Velodyne is able to pass increased component costs along to its customers, there may be a lapse of time before it is able to do so such that Velodyne must absorb the increased cost. If Velodyne is unable to buy these components in quantities sufficient to meet its requirements on a timely basis, it will not be able to deliver products to its customers, which may result in such customers using competitive products instead of Velodyne’s.

The average selling prices of Velodyne’s products could decrease rapidly over the life of the product, which may negatively affect Velodyne’s revenue and gross margin.

In the past Velodyne has substantially reduced the price of certain of its products to accelerate market adoption and solidify its position as a market leader. Velodyne expects the average selling prices of its products generally to continue to decline as its customers seek to commercialize autonomous systems at prices low enough to achieve market acceptance. In order to sell products that have a falling average unit selling price and maintain margins at the same time, Velodyne will need to continually reduce product and manufacturing costs. To manage manufacturing costs, Velodyne must engineer the most cost-effective design for its products. In addition, Velodyne continuously drives initiatives to reduce labor cost, improve worker efficiency, reduce the cost of materials, use fewer materials and further lower overall product costs by carefully managing component prices, inventory and shipping cost. Velodyne also needs to continually introduce new products with higher sales prices and gross margin in order to maintain its overall gross margin. If Velodyne is unable to manage the cost of older products or successfully introduce new products with higher gross margin, its revenue and overall gross margin would likely decline.

Changes in Velodyne’s product mix may impact its financial performance.

Velodyne’s financial performance can be affected by the mix of products it sells during a given period. If Velodyne’s sales include more of the lower gross margin products than higher gross margin products, its results of operations and financial condition may be adversely affected. There can be no guarantees that Velodyne will be able to successfully alter its product mix so that it is selling more of its high gross margin products. In addition, Velodyne’s earnings forecasts and guidance after the Business Combination are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, its Velodyne’s results of operations and financial condition could be adversely affected.

Velodyne’s management team has limited experience managing a public company.

Most of the members of Velodyne’s management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly-complex laws pertaining to public companies. Additionally, many members of Velodyne’s management team were recently hired or assumed new roles, including its chief executive officer, Dr. Anand Gopalan, who was promoted from chief technology officer in January 2020. Velodyne’s management team may not successfully or efficiently manage their new roles and responsibilities, Velodyne’s transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Velodyne’s senior management and could divert their attention away from the day-to-day management of Velodyne’s business, which could adversely affect Velodyne’s business, financial condition, and operating results.

Velodyne may experience difficulties in managing its growth and expanding its operations.

Velodyne expects to experience significant growth in the scope and nature of its operations. Velodyne’s ability to manage its operations and future growth will require Velodyne to continue to improve its operational, financial and management controls, compliance programs and reporting systems. Velodyne is currently in the process of strengthening its compliance programs, including its compliance programs related to export controls, privacy and cybersecurity and anti-corruption. Velodyne may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on its business, reputation and financial results.

Velodyne’s sales and operations in international markets expose it to operational, financial and regulatory risks.

International sales comprise a significant amount of Velodyne’s overall revenue. Sales to international customers accounted for 28%, 41%, 54% and 79% of Velodyne’s revenue in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. Velodyne is committed to growing its international sales, and while it has committed resources to expanding its international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations.
●	Political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets.
●	Global or regional health crises, such as the COVID-19 pandemic.
●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud.
●	Preference for locally branded products, and laws and business practices favoring local competition.
●	Potential consequences of, and uncertainty related to, the “Brexit” process in the United Kingdom, which could lead to additional expense and complexity in doing business there.
●	Increased difficulty in managing inventory.
●	Delayed revenue recognition.
●	Less effective protection of intellectual property.
●	Stringent regulation of the autonomous or other systems or products using Velodyne’s products and stringent consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union, European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive that are costly to comply with and may vary from country to country.
●	Difficulties and costs of staffing and managing foreign operations.
●	Import and export laws and the impact of tariffs.
●	Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

The occurrence of any of these risks could negatively affect Velodyne’s international business and consequently its business, operating results and financial condition.

Velodyne’s business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of Velodyne’s business or information systems resulting from these events could adversely affect its operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on Velodyne’s business and operating results. The COVID-19 pandemic has produced meaningful operational challenges and Velodyne expects to continue to experience disruptions in its business during the second half of 2020. COVID-19 has heightened many of the other risks described herein, such as the demand for Velodyne’s products, its ability to achieve or maintain profitability and its ability to raise additional capital in the future. Despite the implementation of network security measures, Velodyne’s networks and lidar products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its solutions. Both Velodyne’s corporate headquarters and its manufacturing facility are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters, acts of terrorism or war could cause disruptions in Velodyne’s remaining manufacturing operations, Velodyne’s or its customers’ or channel partners’ businesses, Velodyne’s suppliers’ or the economy as a whole. Velodyne also relies on information technology systems to communicate among its workforce and with third parties. Any disruption to Velodyne’s communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect its business. Velodyne does not have a formal disaster recovery plan or policy in place and does not currently require that its suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede its suppliers’ ability to timely deliver product components, or the deployment of its products, Velodyne’s business, operating results and financial condition would be adversely affected.

Risks Related to GRAF and the Business Combination

Our Initial Stockholders have agreed to vote in favor of the Business Combination regardless of how our public stockholders vote.

Unlike many other blank check companies in which the founders agree to vote their Founder Shares in accordance with the majority of the votes cast by the holders of public stock in connection with an initial business combination, our Initial Stockholders have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal presented at the Special Meeting. As of the date of this prospectus, our Initial Stockholders own shares equal to 34.7% of our issued and outstanding shares of common stock. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if our Initial Stockholders agreed to vote any shares of common stock owned by them in accordance with the majority of the votes cast by our public stockholders.

Our Sponsor, certain members of our Board and our officers have interests in the Business Combination that are different from or are in addition to other stockholders.

The directors and officers of GRAF have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders. These interests include:

●	the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;
●	the fact that our Sponsor will retain 2,507,000 Founder Shares upon the Closing, 275,000 of which shall be Earnout Founder Shares subject to certain vesting and cancellation provisions as described in the Sponsor Agreement, and which if unrestricted and freely tradable would be valued at approximately $[•] based on the closing price of our common stock on the NYSE on [•], 2020 but, given the restrictions on such shares, we believe such shares have less value;
●	the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;
●	if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;
●	the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;
●	the fact that James A. Graf will join as a board member of the post-combination company and Michael Dee will continue as a board member of the post-combination company, and each shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

●	the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline; and
●	that the Sponsor has entered into a Subscription Agreement with GRAF, pursuant to which the Sponsor has committed to purchase 950,000 shares of common stock in the PIPE Investment for an aggregate commitment of approximately $9,500,000.

Our Initial Stockholders, including our Sponsor and our independent directors, hold a significant number of shares of our common stock. They will lose their entire investment in us if a business combination is not completed.

Our Initial Stockholders hold in the aggregate 6,094,128 Founder Shares, representing 34.7% of the total shares outstanding as of the date of this prospectus. The Founder Shares will be worthless if we do not complete a business combination by the applicable deadline.

The Founder’s Shares are identical to the shares of common stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) our Initial Stockholders, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of common stock in connection with the completion of our Business Combination; (b) waive their redemption rights with respect to their shares of common stock in connection with a stockholder vote to approve an amendment to our current certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of the IPO or to provide for redemption in connection with a business combination; and (c) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination by the applicable deadline (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination by the applicable deadline.

The personal and financial interests of our officers and directors may have influenced their motivation in identifying and selecting Velodyne, completing a business combination with Velodyne and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline of the applicable deadline for completing an initial business combination nears.

Our Sponsor, directors or officers or their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on a proposed Business Combination and reduce the public “float” of our common stock.

Our Sponsor, directors or officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Sponsor, directors, officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy closing conditions in the Merger Agreement regarding required amounts in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding certain thresholds where it appears that such requirements would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. This may result in the completion of our Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on the NYSE or another national securities exchange or reducing the liquidity of the trading market for our common stock.

Our public stockholders will experience dilution as a consequence of, among other transactions, the issuance of common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that our current stockholders have on the management of the post-combination company.

The issuance of the common stock in the Business Combination and in the PIPE Investment will dilute the equity interest of our existing stockholders and may adversely affect prevailing market prices for our public shares and/or public warrants.

It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) GRAF’s public stockholders will retain an ownership interest of approximately 6.5% in the post-combination company (not including shares beneficially owned by our Sponsor); (ii) the PIPE Investors will own approximately 8.6% of the post-combination company (such that public stockholders, including PIPE Investors, will own approximately 15.1% of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own approximately 1.5% of the post-combination company; and (iv) the former Velodyne equity holders are expected to hold, in the aggregate, approximately 83.4% of the issued and outstanding shares of the post-combination company, assuming $50,000,000 of cash is used to repurchase Velodyne shares in connection with the Pre-Closing Velodyne Tender Offer, which is expected to be consummated prior to the Closing, or approximately 83.8% assuming no shares of Velodyne capital stock are repurchased for cash in the Pre-Closing Velodyne Tender Offer. The foregoing percentages assume the issuance of 6,222,544 shares of GRAF common stock that will at Closing be subject to stock options and RSUs, as further described in footnotes (2) and (3) to the pro forma capitalization table in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Description of the Business Combination.” The PIPE Investors have agreed to purchase in the aggregate 15,000,000 shares of common stock, for approximately $150,000,000 of gross proceeds, in the PIPE Investment. The ownership percentage with respect to the post-combination company following the Business Combination does not take into account (i) warrants to purchase common stock that will remain outstanding immediately following the Business Combination, (ii) the issuance of earn-out shares to the Velodyne equity holders or our Sponsor should the earn-out conditions in the Merger Agreement be satisfied or (iii) the issuance of any shares upon completion of the Business Combination under the Incentive Plan or the ESPP, respectively Depending on the number of public shares redeemed, our current stockholders could own a majority of the voting rights in the post-combination company, but would not have effective control over the post-combination company.

The NYSE may not list the post-combination company’s securities on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

In connection with the Business Combination, in order to obtain the listing of the post-combination company’s securities on the NYSE, we will be required to demonstrate compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements. We will seek to have the post-combination company’s securities listed on the NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if the post-combination company’s securities are listed on the NYSE, we may be unable to maintain the listing of its securities in the future.

If we fail to meet the initial listing requirements and the NYSE does not list the post-combination company’s securities on its exchange, Velodyne would not be required to consummate the Business Combination. In the event that Velodyne elected to waive this condition, and the Business Combination was consummated without the post-combination company’s securities being listed on the NYSE or on another national securities exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the post-combination company’s securities were not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states.

Resales of the shares of common stock included in the stock consideration could depress the market price of our common stock.

We will have approximately 174.6 million shares of common stock outstanding immediately following the Business Combination, and there may be a large number of shares of common stock sold in the market following the completion of the Business Combination or shortly thereafter. The shares held by GRAF’s public stockholders are freely tradable, and the shares of common stock held by the PIPE Investors will be freely tradable following effectiveness of the registration statement that we have agreed to file in connection with the Business Combination covering the resales of such shares. Under the terms of a letter agreement with Ford Motor Company, we are obligated to include any shares of common stock issued to Ford Motor Company in the Business Combination in the registration statement we are required to file in connection with the registration of the shares issuable upon exercise of the public warrants. Ford Motor Company will not be subject to a lockup agreement like other former holders of Velodyne capital stock. See “Description of Securities — Registration Rights — Public Warrants.” In addition, GRAF will be obligated to register the resale of shares of common stock issued as merger consideration, which shares will become available for resale following the expiration of any applicable lockup period. We also expect that Rule 144 will become available for the resale of shares of our common stock that are not registered for resale once one year has elapsed from the date that we file the Current Report on Form 8-K following the Closing that includes the required Form 10 information that reflects we are no longer a shell company. Such sales of shares of common stock or the perception of such sales may depress the market price of our common stock.

We have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that we will be unable to continue as a going concern if we do not consummate an initial business combination by the applicable deadline. If we are unable to effect an initial business combination by the applicable deadline, we will be forced to liquidate and our warrants will expire worthless.

We are a blank check company, and as we have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that we will be unable to continue as a going concern if we do not consummate an initial business combination by the applicable deadline. Unless we amend our current certificate of incorporation to extend the life of GRAF and certain other agreements into which we have entered, if we do not complete an initial business combination by the applicable deadline, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per public unit in the IPO. In addition, if we fail to complete an initial business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to our public warrants or the private placement warrants, which will expire worthless. We expect to consummate the Business Combination and do not intend to take any action to extend the life of GRAF beyond the applicable deadline if we are unable to effect an initial business combination by that date.

Even if we consummate the Business Combination, there is no guarantee that the public warrants will ever be in the money, and they may expire worthless and the terms of our public warrants may be amended.

The exercise price for the public warrants is $11.50 per share of common stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the public warrants may expire worthless.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of our key personnel, including the key personnel of Velodyne. The loss of key personnel could negatively impact the operations and profitability of our post-combination business and its financial condition could suffer as a result.

Our ability to successfully effect our Business Combination is dependent upon the efforts of our key personnel, including the key personnel of Velodyne. Although some of our key personnel are expected to remain with the post-combination company as members of the board of directors or in advisory positions following our Business Combination, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our post-combination business. We anticipate that the executive officers of Velodyne will serve the post-combination company in their respective roles immediately following the Closing.

Velodyne’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of Velodyne’s officers could have a material adverse effect on Velodyne’s business, financial condition, or operating results. The services of such personnel may not continue to be available to the post-combination company following the Closing.

GRAF and Velodyne will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on GRAF and Velodyne. These uncertainties may impair our or Velodyne’s ability to retain and motivate key personnel and could cause third parties that deal with any of us or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, our or Velodyne’s business could be harmed.

We may waive one or more of the conditions to the Business Combination.

We may agree to waive, in whole or in part, one or more of the conditions to our obligations to complete the Business Combination, to the extent permitted by our current certificate of incorporation and bylaws and applicable laws. We may not waive the condition that our stockholders approve the Business Combination.

The exercise of discretion by our directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of our stockholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Merger Agreement, would require GRAF to agree to amend the Merger Agreement, to consent to certain actions or to waive rights that we are entitled to under those agreements. Such events could arise because of changes in the course of Velodyne’s business, a request by Velodyne to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Velodyne’s business and would entitle GRAF to terminate the Merger Agreement. In any of such circumstances, it would be in the discretion of GRAF, acting through the Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for GRAF and our stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this prospectus, we do not believe there will be any changes or waivers that our directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained at the Special Meeting. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, we will be required to circulate a new or amended proxy statement relating to the Business Combination or supplement thereto and resolicit the vote of our stockholders with respect to the Business Combination Proposal thereto.

We and Velodyne will incur significant transaction and transition costs in connection with the Business Combination.

We and Velodyne have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Velodyne may also incur additional costs to retain key employees. All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or paid by GRAF following the Closing.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $31.0 million. The per-share amount we will distribute to stockholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect our obligation to pay the transaction expenses.

If we are unable to complete an initial business combination, our public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against us that our Sponsor is unable to indemnify), and our warrants will expire worthless.

If we are unable to complete an initial business combination by the applicable deadline, our public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third-party brings a claim against us that our Sponsor is unable to indemnify (as described herein)) and our warrants will expire worthless.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.

Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of GRAF. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Velodyne and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Velodyne. We and certain investors, the Velodyne equity holders, and directors and officers of Velodyne and its affiliates will become stockholders of the post-combination company at that time. We will depend on Velodyne for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to our common stock. The financial condition and operating requirements of Velodyne may limit our ability to obtain cash from Velodyne. The earnings from, or other available assets of, Velodyne may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or satisfy our other financial obligations.

The ability of Velodyne to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by credit agreements to which Velodyne is party from time to time, including the existing loan and security agreement described in “Velodyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and will be subject to the negative covenants set forth therein. Any loans or other extensions of credit to us from Velodyne will be permitted only to the extent there is an applicable exception to the investment covenants under these credit agreements. Similarly, any dividends, distributions or similar payments to us from Velodyne will be permitted only to the extent there is an applicable exception to the dividends and distributions covenants under these credit agreements.

Subsequent to our completion of our Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

Although we have conducted due diligence on Velodyne, we cannot assure you that this diligence will surface all material issues that may be present in Velodyne’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Velodyne’s business and outside of our and Velodyne’s control will not later arise. As a result of these factors, we may be forced to later write down or write off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. Accordingly, any of our stockholders who choose to remain stockholders following our Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value.

We have no operating or financial history and our results of operations and those of the post-combination company may differ significantly from the unaudited pro forma financial data included in this prospectus.

We are a blank check company and we have no operating history and no revenues. This prospectus includes unaudited pro forma condensed combined financial statements for the post-combination company. The unaudited pro forma condensed combined statement of operations of the post-combination company combines the historical audited results of operations of GRAF for the year ended December 31, 2019 and the unaudited results of GRAF for the six months ended June 30, 2020, with the historical audited results of operations of Velodyne for the year ended December 31, 2019 and the unaudited results of Velodyne for the six months ended June 30, 2020, respectively, and gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2019. The unaudited pro forma condensed combined balance sheet of the post-combination company combines the historical balance sheets of GRAF as of June 30, 2020 and of Velodyne as of June 30, 2020 and gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2020.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination and the acquisitions by Velodyne been consummated on the dates indicated above, or the future consolidated results of operations or financial position of the post-combination company. Accordingly, the post-combination company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States and other jurisdictions, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;
●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;
●	costs related to intercompany restructurings;
●	changes in tax laws, regulations or interpretations thereof; or
●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

Following the Business Combination, the price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the Business Combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from the NYSE and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or the post-combination company’s securities are not listed on the NYSE and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of GRAF’s securities prior to the Closing may decline. The market values of our securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this prospectus, or the date on which our stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for Velodyne’s stock and trading in the shares of our common stock has not been active. Accordingly, the valuation ascribed to Velodyne and our common stock in the Business Combination may not be indicative of the price of the post-combination company that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of the post-combination company’s securities following the Business Combination may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
●	changes in the market’s expectations about our operating results;
●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
●	speculation in the press or investment community;
●	announcements of technological innovation, new products, acquisitions, strategic alliances, significant agreements by us or competitors;
●	success of competitors;
●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the post-combination company or the market in general;
●	operating and stock price performance of other companies that investors deem comparable to the post-combination company;
●	our ability to market new and enhanced products on a timely basis;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving the post-combination company;
●	changes in the post-combination company’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of shares of our common stock available for public sale;
●	any major change in our Board or management;
●	sales of substantial amounts of common stock by our directors, officers or significant stockholders or the perception that such sales could occur;
●	the expiration of the market stand-off or contractual lock-up agreements;
●	the realization of any of the risk factors presented in this prospectus;
●	additions or departures of key personnel;
●	failure to comply with the requirements of the NYSE;
●	failure to comply with SOX or other laws or regulations;
●	actual, potential or perceived control, accounting or reporting problems;
●	changes in accounting principles, policies and guidelines; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the post-combination company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because Velodyne’s sales have been primarily to customers making purchases for research and development projects and Velodyne’s orders are project-based, we expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

Velodyne’s quarterly results of operations have fluctuated in the past and may vary significantly in the future, and Velodyne’s revenue has declined in two consecutive years. As such, historical comparisons of Velodyne’s operating results may not be meaningful. In particular, because Velodyne’s sales to date have primarily been to customers making purchases for research and development, sales in any given quarter can fluctuate based on the timing and success of Velodyne’s customers’ development projects. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Velodyne’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of Velodyne’s control and may not fully reflect the underlying performance of Velodyne’s business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If Velodyne does not meet these expectations for any period, the trading price of our common stock could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing and magnitude of orders and shipments of Velodyne’s products in any quarter.
●	Pricing changes Velodyne may adopt to drive market adoption or in response to competitive pressure.
●	Velodyne’s ability to retain Velodyne’s existing customers and attract new customers.
●	Velodyne’s ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements.
●	Disruptions in Velodyne’s sales channels or termination of Velodyne’s relationship with important channel partners.
●	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new products or updates from Velodyne or Velodyne’s competitors.
●	Fluctuations in demand pressures for Velodyne’s products.
●	The mix of products sold in any quarter.
●	The duration of the global coronavirus pandemic and the time it takes for economic recovery.
●	The timing and rate of broader market adoption of autonomous systems utilizing our smart vision solutions across the automotive and other market sectors.
●	Market acceptance of lidar and further technological advancements by our competitors and other market participants.
●	The ability of Velodyne’s customers to commercialize systems that incorporate Velodyne’s products.
●	Any change in the competitive dynamics of Velodyne’s markets, including consolidation of competitors, regulatory developments and new market entrants.
●	Velodyne’s ability to effectively manage Velodyne’s inventory.
●	Changes in the source, cost, availability of and regulations pertaining to materials Velodyne uses.
●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs.
●	General economic, industry and market conditions, including trade disputes.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the post-combination company, its business, or its market, or if they change their recommendations regarding our common stock adversely, then the price and trading volume of our common could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on GRAF or the post-combination company. If no securities or industry analysts commence coverage of the post-combination company, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the post-combination company change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover GRAF were to cease coverage of the post-combination company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and the NYSE. In particular, we are required to comply with certain SEC, NYSE and other legal or regulatory requirements.

Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We have not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise its public warrants except on a cashless basis and potentially causing such public warrants to expire worthless.

We have not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the public warrants are not registered under the Securities Act, we will be required to permit holders to exercise their public warrants on a cashless basis. However, no public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if our common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any public warrant, or issue securities or other compensation in exchange for the public warrants in the event that we are unable to register or qualify the shares underlying the public warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the public warrants is not so registered or qualified or exempt from registration or qualification, the holder of such public warrant shall not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In such event, holders who acquired their public warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of common stock included in the public units. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the IPO. However, there may be instances in which holders of our public warrants may be unable to exercise such public warrants but holders of our private warrants may be able to exercise such private warrants.

The exercise price for our public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the public warrants are more likely to expire worthless.

The exercise price of our public warrants is higher than is typical with many similar blank check companies in the past. Historically, with regard to units offered by blank check companies, the exercise price of a public warrant was generally a fraction of the purchase price of the units in the initial public offering. The exercise price for our public warrants is $11.50 per share, subject to adjustment as provided herein. As a result, the public warrants are less likely to ever be in the money and more likely to expire worthless.

We may amend the terms of the public warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of a holder’s public warrants could be increased, the exercise period could be shortened and the number of shares of our common stock purchasable upon exercise of a public warrant could be decreased, all without the approval of that warrant holder.

Our public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the public warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a public warrant.

We may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their public warrants worthless.

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per public warrant; provided that the last reported sales price of our common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give notice of such redemption to the warrant holders. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us. Redemption of the outstanding public warrants could force the warrant holders: (i) to exercise their public warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) to sell their public warrants at the then-current market price when they might otherwise wish to hold their public warrants; or (iii) to accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of their public warrants. None of the private placement warrants will be redeemable by us so long as they are held by our Sponsor or its permitted transferees. The Sponsor Agreement provides that, immediately prior to the Closing, and conditioned and effective upon the Closing, all of the private placement warrants held by the Sponsor immediately prior to the Closing, will be automatically cancelled, for no consideration, and shall no longer be outstanding.

Warrants will become exercisable for our common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Our public warrants are exercisable for 18,282,384 shares of common stock as part of our IPO at $11.50 per share. We expect to issue 15,000,000 shares of our common stock to the PIPE Investors in the PIPE Investment upon consummation of the Business Combination. The shares of common stock issued in the PIPE Investment and additional shares of our common stock issued upon exercise of our warrants will result in dilution to the then existing holders of common stock of GRAF and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete an initial business combination by the applicable deadline may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the applicable deadline in the event we do not complete an initial business combination and, therefore, we do not intend to comply with the foregoing procedures.

Because we will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the ten years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete an initial business combination by the applicable deadline is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our Board may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

Anti-takeover provisions contained in our Amended and Restated Certificate of Incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Assuming the post-business combination company’s Amended and Restated Certificate of Incorporation is approved at the Special Meeting, it will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions will include:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Board;
●	the requirement that directors may only be removed from the Board for cause;
●	the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;
●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
●	a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by a majority of the board, the chairman of the board or the chief executive officer of the post-combination company and may not be called by any other person, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	the requirement that changes or amendments to certain provisions of our Amended and Restated Certificate of Incorporation must be approved by holders of at least two-thirds of the common stock of the post-combination company;
●	advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of GRAF; and
●	an opt out from Section 203 of the DGCL and, instead, inclusion of a provision in the Amended and Restated Certificate of Incorporation that is substantially similar to Section 203 of the DGCL.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including: (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of SOX; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year: (a) following October 18, 2023, the fifth anniversary of our IPO; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Velodyne’s founder and executive chairman will have control over key decision making after the Business Combination because he will hold voting rights with respect to a majority of the post-combination company’s voting stock.

Velodyne’s founder and executive chairman, David S. Hall, will hold voting rights with respect to an aggregate of [•] shares of common stock after the completion of the Business Combination, which will represent approximately [•]% of the voting power of the post-combination company’s outstanding capital stock. In addition to the [•] shares of common stock held by Mr. Hall, which will represent approximately [•]% of the voting power of the post-combination company’s outstanding capital stock following the completion of the Business Combination, stockholders holding [•] shares of common stock, including Velodyne’s chief marketing officer and director, Marta Hall, and certain other family members of Mr. Hall, have entered into or are expected to enter into agreements granting Mr. Hall an irrevocable proxy to vote such stockholders’ shares at Mr. Hall’s discretion on all matters to be voted upon by stockholders. The shares over which Mr. Hall exercises voting rights will represent a majority of the voting power of the post-combination company’s outstanding capital stock after the completion of the Business Combination. As a result, Mr. Hall will have the ability to control the outcome of matters submitted to the post-combination company’s stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Hall will have the ability to control affairs of the post-combination company as a result of his ability to control the election of the post-combination company’s directors. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of the post-combination company’s common stock could be adversely affected.

As a board member, Mr. Hall will owe a fiduciary duty to the post-combination company’s stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of the post-combination company’s stockholders. As a stockholder, even as a controlling stockholder, Mr. Hall is entitled to vote his shares in his own interests, which may not always be in the interests of the post-combination company’s stockholders generally and could adversely affect the market price of the post-combination company’s common stock.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of SOX, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, the post-combination company will be required to provide management’s assessment on internal controls commencing with the annual report for fiscal year ended December 31, 2020, and we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for a public company under Section 404 of SOX are significantly more stringent than those required of Velodyne as a privately-held company. Further, as an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the post-combination company are documented, designed or operating.

Testing and maintaining these controls can divert our management’s attention from other matters that are important to the operation of our business. If we identify material weaknesses in the internal control over financial reporting of the post-combination company or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we no longer qualify as an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

The proposed Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware and federal court within the State of Delaware as the exclusive forum for certain types of actions and proceedings that GRAF’s stockholders may initiate, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with GRAF or its directors, officers or employees.

The proposed Amended and Restated Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

●	derivative action or proceeding brought on GRAF’s behalf;
●	action asserting a claim of breach of a fiduciary duty owed by any of GRAF’s directors, officers or other employees to GRAF or its stockholders;
●	action asserting a claim against GRAF arising pursuant to any provision of the DGCL, GRAF’s Amended and Restated Certificate of Incorporation or bylaws; or

●	other action asserting a claim against GRAF that is governed by the internal affairs doctrine.

This choice of forum provision does not apply to actions brought to enforce a duty or liability created under the Exchange Act. GRAF’s proposed Amended and Restated Certificate of Incorporation also provides that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. GRAF intends for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder. There is uncertainty as to whether a court would enforce such a provision with respect to claims under the Securities Act, and GRAF’s stockholders will not be deemed to have waived GRAF’s compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of GRAF’s capital stock shall be deemed to have notice of and to have consented to the provisions of GRAF’s Amended and Restated Certificate of Incorporation described above.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with GRAF or its directors, officers or other employees, which may discourage such lawsuits against GRAF and its directors, officers and employees. Alternatively, if a court were to find these provisions of GRAF’s Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, GRAF may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect GRAF’s business and financial condition.

Risks Related to the Redemption

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete a Business Combination with which a substantial majority of our stockholders do not agree.

Our current certificate of incorporation does not provide a specified maximum redemption threshold, except that we will not redeem our public shares in an amount that would cause GRAF’s net tangible assets to be less than $5,000,001 upon consummation of our initial business combination (such that we are not subject to the SEC’s “penny stock” rules). However, the Merger Agreement provides that our obligation to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $200,000,000, and the obligation of Velodyne to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $200,000,000. As a result, we may be able to complete our Business Combination even though a substantial portion of our public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to our Sponsor, directors or officers or their affiliates. Based on the amount of approximately $117.3 million in our Trust Account as of June 30, 2020, and taking into account the anticipated gross proceeds of approximately $150,000,000 from the PIPE Investment, approximately 6,564,785 shares of common stock may be redeemed and still enable us to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement. As of the date of this prospectus, no agreements with respect to the private purchase of public shares by GRAF or the persons described above have been entered into with any such investor or holder. We will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals at the Special Meeting.

In the event the aggregate cash consideration we would be required to pay for all shares of common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of GRAF might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of GRAF who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this prospectus, they will not be entitled to redeem their shares of our common stock for a pro rata portion of the funds held in our Trust Account.

Public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to our Transfer Agent or deliver their shares to the Transfer Agent electronically through the DWAC system at least two business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our Transfer Agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because we do not have any control over this process or over the brokers, which we refer to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination.

If a stockholder fails to receive notice of our offer to redeem our public shares in connection with our Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a stockholder fails to receive our proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that we are furnishing to holders of our public shares in connection with our Business Combination describes the various procedures that must be complied with in order to validly redeem public shares. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

USE OF PROCEEDS

All of the shares of common stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective amounts. We will not receive any of the proceeds from these sales.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this prospectus.

Introduction

GRAF is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of Velodyne becoming a wholly-owned subsidiary of GRAF as a result of GRAF’s wholly-owned subsidiary, Merger Sub mergering with and into Velodyne, with Velodyne surviving the merger as a wholly owned subsidiary of GRAF (the “Transaction”). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

GRAF is a blank check company whose purpose is to acquire, through a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar transaction with one or more businesses. GRAF was incorporated in Delaware on June 26, 2018, as Graf Industrial Corp. On October 18, 2018, GRAF consummated its IPO. Upon the closing of the IPO, $225.0 million from the net proceeds thereof was placed in a Trust Account and invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. The underwriters of the IPO were granted a 45-day option to purchase up to an additional 3.4 million units to cover over-allotments. On October 25, 2018, GRAF consummated the closing of the sale of 1.9 million additional units upon receiving notice of the underwriters’ election to partially exercise their overallotment option. As of June 30, 2020, there was $117.3 million held in the Trust Account. GRAF had 18 months from the closing of the IPO (by April 18, 2020) to complete a transaction. On April 16, 2020, GRAF filed an amendment (the “First Extension Amendment”) to GRAF’s current certificate of incorporation to approve the First Extension for the Combination Period. GRAF's stockholders approved the First Extension Amendment at a special meeting in lieu of the 2020 annual meeting of stockholders of GRAF on April 16, 2020. Additionally, on July 8, 2020 GRAF filed a definitive proxy statement that included the Extension Amendment Proposal.

Velodyne is the global leader in lidar technology providing real-time 3D vision for autonomous systems, which it calls smart vision. Its smart vision solutions are advancing the development of safe automated systems throughout the world, thereby empowering the autonomous revolution by allowing machines to see their surroundings. In automotive applications, Velodyne’s products improve roadway safety by providing perception data for reliable object avoidance and safe path-planning. Velodyne has a vision it calls LIVE, Lidar In Vehicles Everywhere, which encompasses a mass-produced lower cost lidar sold for every model of car and truck.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2020 assumes that the Transaction occurred on June 30, 2020. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 and year ended December 31, 2019 present pro forma effect to the Transaction as if it had been completed on June 30, 2020.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the post-combination company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of GRAF was derived from the unaudited and audited financial statements of GRAF as of and for the six months ended June 30, 2020 and for the year ended

December 31, 2019, included elsewhere in this prospectus. The historical financial information of Velodyne was derived from the unaudited and audited consolidated financial statements of Velodyne as of and for the six months ended June 30, 2020 and for the year ended December 31, 2019, included elsewhere in this prospectus. This information should be read together with GRAF’s and Velodyne’s unaudited and audited financial statements and related notes, the sections titled “GRAF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Velodyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

Description of the Transaction

On July 2, 2020, GRAF and its wholly owned subsidiary, VL Merger Sub Inc., entered into a Merger Agreement with Velodyne and the parties entered into the Merger Agreement Amendment and the Letter Acknowledgement on August 20, 2020. If the Merger Agreement is adopted by Velodyne stockholders, and the Merger Agreement is approved by GRAF stockholders at the Special Meeting, VL Merger Sub Inc. will merge with and into Velodyne, with Velodyne surviving the merger as a wholly owned subsidiary of GRAF. In addition, upon the consummation of the Transaction, GRAF will change its name to Velodyne Lidar, Inc.

Subject to the terms and conditions of the Merger Agreement, GRAF has agreed to pay Velodyne equity holders aggregate consideration consisting of (1) 143,575,763 shares of GRAF common stock, including shares issuable in respect of vested equity awards of Velodyne, plus (2) up to 2,000,000 shares of GRAF common stock earned due to the satisfaction of the Earnout Condition on July 30, 2020 pursuant to the Earnout, including the Earnout RSUs (as described on page 110), which are subject to vesting as described on page 110 and will not be legally issued and outstanding shares of GRAF common stock at Closing, plus (3) up to 4,878,048 shares of GRAF common stock that (i) will only be issued in full if no Velodyne capital stock is repurchased for cash in the Pre-Closing Velodyne Tender Offer or (ii) to the extent shares of Velodyne capital stock are repurchased in the Pre-Closing Velodyne Tender Offer for less than $50.0 million, such 4,878,048 shares of GRAF common stock will decrease accordingly, as described below, for a total of up to a maximum of 150,453,811 shares of GRAF common stock (the “Maximum Share Consideration”), in the event no shares of Velodyne capital stock are repurchased in the Pre-Closing Velodyne Tender Offer.

The Maximum Share Consideration will be decreased by the number of shares of GRAF common stock that would have been issued to Velodyne equity holders pursuant to the Merger Agreement, but who instead opt to have their respective Velodyne shares repurchased by Velodyne for cash in a tender offer (the “Pre-Closing Velodyne Tender Offer”), which is expected to be consummated prior to Closing. The Pre-Closing Velodyne Tender Offer will have an aggregate purchase price of up to $50.0 million in cash (the “Maximum Tender Consideration”), and under the terms of the Pre-Closing Velodyne Tender Offer, Velodyne will repurchase and cancel shares of the holders of Velodyne common and preferred stock who accept Velodyne’s offer to exchange their shares for a per share amount of cash, payable concurrently with or immediately following the Closing and equal to $10.25 times the number of shares of GRAF common stock that would have been issued as merger consideration in respect of such shares. The cash consideration with respect to the Pre-Closing Velodyne Tender Offer (up to the Maximum Tender Consideration) will be payable concurrently with or immediately following the Closing by GRAF. If a total of $50.0 million of shares of Velodyne common and preferred stock are repurchased in the Pre-Closing Velodyne Tender Offer, the merger consideration will be 145,575,763 shares of GRAF common stock, including (1) shares issuable in respect of vested equity awards of Velodyne, and (2) up to 2,000,000 shares of GRAF common stock earned due to the satisfaction of the Earnout Condition. Of the 2,000,000 shares, there are approximately 1,810,132 Earnout Shares of common stock considered issued and outstanding, and 189,868 Earnout RSUs that are subject to a six-month service condition and will not be legally issued and outstanding shares of GRAF common stock at Closing. The grant date fair value for the Earnout RSUs is approximately $2.9 million, which was determined on the date that the Earnout Condition was met and will be recognized over the six-month service term.

Each share of Velodyne’s common stock and Series A Convertible Preferred Stock will be converted into approximately 2.8730 shares of common stock of GRAF based on the determined exchange ratio (inclusive of the earnout shares). However, such exchange ratio may be subject to change based upon factors including the timing of the Closing and the number of Velodyne shares repurchased in the Pre-Closing Velodyne Tender Offer. Each share of Velodyne’s Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock will be converted into approximately 3.5465 shares of common stock of GRAF based on the determined exchange ratio.

In addition, following the Sponsor’s cancellation of 3,519,128 Founder Shares held by it pursuant to the terms of the Stockholder Agreement, the Sponsor will retain 2,507,000 Founder Shares, 275,000 of which will be deemed Earnout Founder Shares that vest at such time that the closing price of common stock is greater than or equal to $15.00 for any 20 trading days within any 30 trading-day period, commencing on the date of the Merger Agreement and ending on the date that is six months after the Closing. Any Earnout Founder Shares that do not vest on or prior to such date shall be forfeited. As noted, the earnout condition was met on July 30, 2020 and so the Sponsor will retain all 275,000 Earnout Founder Shares.

The following summarizes the consideration:

(in thousands, except for share amounts)
Shares transferred at Closing(1)(2)	148,453,811
Earnout shares(3)	2,000,000
Value per share(4)	$10.25
Total value of Share Consideration	$1,542,152

(1)	Reflects the total share consideration transferred inclusive of up to 4,878,048 shares that are subject to repurchase from former Velodyne equity holders at $10.25. If the entire $50.0 million is used to purchase shares from former Velodyne equity holders, the shares retained by former Velodyne equity holders will be 143,575,763.
(2)	The number of outstanding shares in the table above assumes the issuance of approximately 6,032,676 shares of GRAF common stock underlying RSUs and options expected to be vested as of September 7, 2020. These RSUs and options, although vested, will not represent issued and outstanding shares of GRAF common stock at the Closing. The RSUs are not expected to settle until approximately 6 months following the Closing, at which time these shares will be issued and outstanding. The shares underlying vested options will not be issued and outstanding until exercised by the holder. For the avoidance of doubt, these RSUs and options will be excluded from the calculation of loss per share, as such securities do not represent issued and outstanding shares of GRAF common stock.
(3)	Includes the issuance of approximately 189,868 shares of stock underlying RSUs and options (“Earnout RSUs”). However, they will not be legally outstanding shares at Closing as they are in the form of Earnout RSUs that are subject to a six-month service condition.
(4)	Share Consideration is calculated using a $10.25 reference price. The actual total value of Share Consideration will be dependent on the value of the common stock at closing.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of common stock:

●	Assuming Minimum Redemptions: In connection with the Extension Amendment Proposal, an aggregate 1,105 shares of GRAF’s common stock was redeemed, and approximately $11,000 was withdrawn out of the Trust Account to pay for such redemption (estimated per share redemption value of $10.23). After redemptions, there were 11,454,132 public shares outstanding. This presentation takes into consideration the redemptions in connection with the Extension Amendment Proposal, but it assumes that no additional public stockholders of GRAF exercise redemption rights with respect to their public shares for a pro rata share of the funds in Graf’s Trust Account.
●	Assuming Maximum Redemptions: This presentation assumes that in addition to the 1,105 public shares redeemed in July 2020, stockholders holding 6,564,785 of GRAF’s public shares will exercise their redemption rights for their pro rata share (approximately $10.23 per share as of June 30, 2020) of the funds in GRAF’s Trust Account. The Merger Agreement provides that Velodyne’s obligation to consummate the Transaction is conditioned on the funds in the Trust Account, together with the funding of any amounts payable under the Subscription Agreements, being no less than an aggregate amount of $200.0 million. This scenario gives effect to $50.0 million being retained in the Trust Account, in accordance with the Subscription Agreements with respect to the PIPE Investment, and the minimum cash requirement of $200.0 million, in accordance with the Merger Agreement. This results in public share redemptions of 6,564,785 shares for aggregate redemption payments of $67.1 million.

The following summarizes the pro forma common stock outstanding under the two redemption scenarios:

	Assuming		Assuming
	Minimum		Maximum
	Redemptions		Redemptions
	(Shares)%		(Shares)%
Velodyne Shares (1)(2)(3)	145,575,763	83.4%	145,575,763	86.6%
Common shares held by current GRAF shareholders	11,454,132	6.5%	4,889,347	2.9%
Founder Shares (4)(5)	2,575,000	1.5%	2,575,000	1.5%
PIPE Shares	15,000,000	8.6%	15,000,000	9.0%
Pro Forma Common Stock at Closing	174,604,895		168,040,110
Vested RSUs, vested options, and Earnout RSUs	(6,222,544)		(6,222,544)
Pro Forma Common Stock Legally Outstanding at Closing (2)(3)	168,382,351		161,817,566

(1)	Reflects the repurchase of $50,000,000 of Velodyne capital stock in the Pre-Closing Velodyne Tender Offer such that the maximum merger consideration will be reduced by 4,878,048 shares of GRAF common stock from 150,453,811 to 145,575,763.
(2)	The number of outstanding shares in the table above assumes the issuance of approximately 6,032,676 shares of GRAF common stock underlying RSUs and options expected to be vested as of September 7, 2020. These RSUs and options, although vested, will not represent issued and outstanding shares of GRAF common stock at the Closing. The RSUs are not expected to settle until approximately 6 months following the Closing, at which time these shares will be issued and outstanding. The shares underlying vested options will not be issued and outstanding until exercised by the holder. For the avoidance of doubt, these RSUs and options will be excluded from the calculation of loss per share, as such securities do not represent issued and outstanding shares of GRAF common stock.
(3)	Includes 2,000,000 shares of GRAF common stock in earnout consideration (including in the form of awards of Earnout RSUs settleable in common stock) as the price threshold has been triggered. Approximately 189,868 Earnout RSUs are subject to a six-month service condition and will not be legally outstanding shares of GRAF’s common stock at Closing. Further, the Earnout RSUs will be excluded from the calculation of loss per share.
(4)	Includes 275,000 of Earnout Founder Shares as the price threshold has been triggered.
(5)	Includes 68,000 Founder Shares held by GRAF’s independent directors not subject to earnout.

The following unaudited pro forma condensed combined balance sheets as of June 30, 2020 under the minimum redemption scenario and maximum redemption scenario and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 are based on the historical financial statements of GRAF and Velodyne. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

Graf Industrial Corp. and Velodyne Lidar, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands, assuming minimum redemptions)

As of June 30, 2020

											Assuming
											Minimum
											Redemptions As of
						Pro Forma		GRAF As			June 30, 2020
						Adjustments		Adjusted	Merger
		Velodyne				Assuming		Assuming	Related
	Velodyne	Pro Forma		Velodyne As	GRAF	Minimum		Minimum	Pro Forma		Pro Forma
	(Historical)	Adjustments		Adjusted	(Historical)	Redemptions		Redemptions	Adjustments		Combined
ASSETS
Current assets:
Cash and cash equivalents	$36,629	$—		$36,629	$383	$117,295	(C)	$267,667	$(50,000)	(B)	$222,818
						150,000	(D)		(240)	(H)
						(11)	(F)		(31,238)	(I)
Accounts receivable, net	35,268	—		35,268		—		—	—		35,268
Inventories, net	17,556	—		17,556	—	—		—	—		17,556
Prepaids and other current assets	19,921	(3,480)	(A)	16,441	48	—		48	(660)	(I)	15,829
Total current assets	109,374	(3,480)		105,894	431	267,284		267,715	(82,138)		291,471
Non-current assets:
Cash and investments held in Trust Account	—	—		—	117,295	(117,295)	(C)	—	—		—
Property, plant and equipment, net	19,191	—		19,191	—	—		—	—		19,191
Goodwill	1,189	—		1,189	—	—		—	—		1,189
Intangible assets, net	820	—		820	—	—		—	—		820
Contract assets	5,626	—		5,626	—	—		—	—		5,626
Other long-term assets	727	—		727	—	—		—	—		727
Total non-current assets	27,553	—		27,553	117,295	(117,295)		—	—		27,553
TOTAL ASSETS	$136,927	$(3,480)		$133,447	$117,726	$149,989		$267,715	$(82,138))		$319,024
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	7,539	50,000	(B)	57,539	168	—		168	(50,000)	(B)	7,414
									(168)	(H)
									(125)	(I)
Accrued expenses and other current liabilities	23,816	—		23,816	359	—		359	(963)	(I)	23,212
Deferred revenue	15,502	—		15,502	—	—		—	—		15,502
Franchise tax payable	—	—		—	100	—		100	—		100
Income tax payable	—	—		—	72	—		72	(72)	(H)	—
Total current liabilities	46,857	50,000		96,857	699	—		699	(51,328)		46,228
Non-current liabilities:
Long-term tax liabilities	596	—		596	—	—		—	—		596
Other long-term liabilities	26,299	—		26,299	—	—		—	—		26,299
Total non-current liabilities	26,895	—		26,895	—	—		—	—		26,895
Total liabilities	73,752	50,000		123,752	699	—		699	(51,328)		73,123
Common stock subject to possible redemption					112,027	(112,027)	(E)	—			—

											Assuming
											Minimum
											Redemptions As of
						Pro Forma		GRAF As			June 30, 2020
						Adjustments		Adjusted	Merger
		Velodyne				Assuming		Assuming	Related
	Velodyne	Pro Forma		Velodyne As	GRAF	Minimum		Minimum	Pro Forma		Pro Forma
	(Historical)	Adjustments		Adjusted	(Historical)	Redemptions		Redemptions	Adjustments		Combined

COMMITMENTS AND CONTINGENCIES
Stockholders’ equity (deficit):
Preferred stock	—	—		—	—	—		—	—		—
Series A convertible preferred
stock	1	—		1	—	—			(1)	(K)	—
Series B convertible preferred stock	—	—		—	—	—		—	—		—
Series B-1 convertible preferred stock	—	—		—	—	—		—	—		—
Common stock	3	—	(B)	3	1	1	(D)	3	11	(K)	17
						1	(E)
						—	(F)
Additional paid-in capital	260,549	(50,000)	(B)	210,549	17,853	149,999	(D)	279,867	(25,290)	(I)	452,262
						112,026	(E)		(12,854)	(J)
						(11)	(F)		(10)	(K)
Accumulated other comprehensive loss	(250)	—		(250)	—	—		—	—		(250)
Accumulated deficit	(197,128)	(3,480)	(A)	(200,608)	(12,854)	—		(12,854)	(5,520)	(I)	(206,128)
									12,854	(J)
Total stockholders’ equity	63,175	(53,480)		9,695	5,000	262,016		267,016	(30,810)		245,901
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$136,927	$(3,480)		$133,447	$117,726	$149,989		$267,715	$(82,138)		$319,024

Graf Industrial Corp. and Velodyne Lidar, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands, assuming maximum redemptions)

As of June 30, 2020

											Assuming
											Maximum
											Redemptions As of
											June 30, 2020
						Pro Forma		GRAF As
						Adjustments		Adjusted	Merger
		Velodyne				Assuming		Assuming	Related
	Velodyne	Pro Forma		Velodyne As	GRAF	Maximum		Maximum	Pro Forma		Pro Forma
	(Historical)	Adjustments		Adjusted	(Historical)	Redemptions		Redemptions	Adjustments		Combined
ASSETS
Current assets:
Cash and cash equivalents	$36,629	$—		$36,629	$383	$117,295	(C)	$200,533	$(50,000)	(B)	$155,684
						150,000	(D)		(240)	(H)
						(11)	(F)		(31,238)	(I)
						(67,134)	(G)
Accounts receivable, net	35,268	—		35,268	—			—			35,268
Inventories, net	17,556	—		17,556	—	—		—	—		17,556
Prepaids and other current assets	19,921	(3,480)	(A)	16,441	48	—		48	(660)	(I)	15,829
Total current assets	109,374	(3,480)		105,894	431	200,150		200,581	(82,138)		224,337
Non-current assets:

Cash and investments held in Trust Account	—	—		—	117,295	(117,295)	(C)	—	—		—
Property, plant and equipment, net	19,191	—		19,191	—	—		—	—		19,191
Goodwill	1,189	—		1,189	—	—		—	—		1,189
Intangible assets, net	820	—		820	—	—		—	—		820
Contract assets	5,626	—		5,626	—	—		—	—		5,626
Other long-term assets	727	—		727	—	—		—	—		727
Total non-current assets	27,553	—		27,553	117,295	(117,295)		—	—		27,553
TOTAL ASSETS	$136,927	$(3,480)		$133,447	$117,726	$82,855		$200,581	$(82,138)		$251,890

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable	7,539	50,000	(B)	57,539	168	—		168	$(50,000)	(B)	7,414
									(168)	(H)
									(125)	(I)

Accrued expenses and other current liabilities	23,816	—		23,816	359	—		359	(963)	(I)	23,212
Deferred revenue	15,502	—		15,502	—	—		—	—		15,502
Franchise tax payable	—	—		—	100	—		100	—		100
Income tax payable	—	—		—	72	—		72	(72)	(H)	—
Total current liabilities	46,857	50,000		96,857	699	—		699	(51,328)		46,228
Non-current liabilities:
Long-term tax liabilities	596	—		596	—	—		—	—		596
Other long-term liabilities	26,299	—		26,299	—	—		—	—		26,299
Total non-current liabilities	26,895	—		26,895	—	—		—	—		26,895
Total liabilities	73,752	50,000		123,752	699	—		699	(51,328)		73,123
Common stock subject to possible redemption	—	—		—	112,027	(112,027)	(E)	—	—		—

											Assuming
											Maximum
											Redemptions As of
											June 30, 2020
						Pro Forma		GRAF As
						Adjustments		Adjusted	Merger
		Velodyne				Assuming		Assuming	Related
	Velodyne	Pro Forma		Velodyne As	GRAF	Maximum		Maximum	Pro Forma		Pro Forma
	(Historical)	Adjustments		Adjusted	(Historical)	Redemptions		Redemptions	Adjustments		Combined
COMMITMENTS AND CONTINGENCIES
Stockholders’ equity (deficit):
Preferred stock	—	—		—	—	—		—	—		—
Series A convertible preferred stock	1	—		1	—	—			(1)	(K)	—
Series B convertible preferred stock	—	—		—	—	—		—	—		—
Series B-1 convertible preferred stock	—	—		—	—	—		—	—		—
Common stock	3	—	(B)	3	1	1	(D)	2	11	(K)	16
						1	(E)
						—	(F)
						(1)	(G)
Additional paid-in capital	260,549	(50,000)	(B)	210,549	17,853	149,999	(D)	212,734	(25,290)	(I)	385,129
						112,026	(E)		(12,854)	(J)
						(11)	(F)		(10)	(K)
						(67,133)	(G)
Accumulated other comprehensive loss	(250)	—		(250)	—	—		—	—		(250)
Accumulated deficit	(197,128)	(3,480)	(A)	(200,608)	(12,854)	—		(12,854)	(5,520)	(I)	(206,128)
									12,854	(J)
Total stockholders’ equity	63,175	(53,480)		9,695	5,000	194,882		199,882	(30,810)		178,767
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$136,927	$(3,480)		$133,447	$117,726	$82,855		$200,581	$(82,138)		$251,890

Graf Industrial Corp. and Velodyne Lidar, Inc.

Unaudited Pro Forma Condensed Combined Detailed Adjusted Statement of Operations(In thousands)

For the Six Months Ended June 30, 2020

			Assuming Minimum Redemptions
			and Maximum Redemptions
					For the
	For the Six Months Ended				Six Months Ended
	June 30, 2020				June 30, 2020
	Velodyne	GRAF	Pro Forma		Pro Forma
	(Historical)	(Historical)	Adjustments		Combined
Revenue	$45,417	$—	$—		$45,417
Cost of revenue	29,929	—	—		29,929
Gross profit	15,488	—	—		15,488
Operating expenses:
Research and development	29,118	—	—		29,118
Sales and marketing	8,672	—	—		8,672
General and administrative	16,363	896	(480)	(DD)	16,779
Restructuring	1,043	—	—		1,043
Total operating expenses	55,196	896	(480)		55,612
Operating loss	(39,708)	(896)	480		(40,124)
Interest income	117	—	—		117
Interest expense	(38)	—	—		(38)
Other income (expense), net	(143)	—	—		(143)
Change in fair value of warrant liability		(2,800)	2,800	(AA)	—
Investment income on Trust Account	—	846	(846)	(BB)	—
Income (loss) before income taxes	(39,772)	(2,850)	2,434		(40,188)
Provision for (benefit from) income taxes	(6,660)	157	599	(CC)	(5,904)
Net loss attributable to common stockholders	$(33,112)	$(3,007)	$1,835		$(34,284)

			Assuming	Assuming
			Minimum	Maximum
			Redemptions	Redemptions
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders	34,252,578	18,980,815	168,382,351	161,817,566
Basic and diluted net income (loss) per share	$(0.97)	$0.03	$(0.20)	$(0.21)

Graf Industrial Corp. and Velodyne Lidar, Inc.

Unaudited Pro Forma Condensed Combined Detailed Adjusted Statement of Operations(In thousands)

For the Year ended December 31, 2019

			Assuming Minimum Redemptions
			& Maximum Redemptions
					For the
	For the Year ended				Year ended
	December 31, 2019				December 31, 2019
	Velodyne	GRAF	Pro Forma		Pro Forma
	(Historical)	(Historical)	Adjustments		Combined
Revenue	$101,398	$—	$—		$101,398
Cost of revenue	71,630	—	—		71,630
Gross profit	29,768	—	—		29,768
Operating expenses:
Research and development	56,850	—	—		56,850
Sales and marketing	21,873	—	—		21,873
General and administrative	20,058	617	—		20,675
Franchise tax expense	—	100	—		100
Total operating expenses	98,781	717	—		99,498
Operating loss	(69,013)	(717)	—		(69,730)
Interest income	1,146	—	—		1,146
Interest expense	(77)	—	—		(77)
Other income (expense), net	35	—	—		35
Change in fair value of warrant liability	—	(17,366)	17,366	(AA)	—
Investment income on Trust Account	—	5,240	(5,240)	(BB)	—
Income (loss) before income taxes	(67,909)	(12,843)	12,126		(68,626)
Provision for (benefit from) income taxes	(683)	1,079	2,983	(CC)	3,379
Net loss attributable to common stockholders	$(67,226)	$(13,922)	$9,143		$(72,005)

			Assuming	Assuming
			Minimum	Maximum
			Redemptions	Redemptions
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders	34,252,578	24,376,512	168,382,351	161,817,566
Basic and diluted net income (loss) per share	$(1.96)	$0.17	$(0.43)	$(0.44)

NOTES TO AUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.    Basis of Presentation

The Transaction will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, GRAF will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Transaction will be treated as the equivalent of Velodyne issuing stock for the net assets of GRAF, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Transaction will be those of Velodyne.

The unaudited pro forma condensed combined balance sheet as of June 30, 2020 assumes that the Transaction occurred on June 30, 2020. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 present pro forma effect to the Transaction as if it had been completed on January 1, 2019.

The unaudited pro forma condensed combined balance sheet as of June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

●	Graf’s unaudited balance sheet as of June 30, 2020 and the related notes as of June 30, 2020, included elsewhere in this prospectus;
●	Velodyne’s unaudited consolidated balance sheet as of June 30, 2020 and the related notes as of June 30, 2020, included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

●	Graf’s unaudited statement of operations for the six months ended June 30, 2020 and the related notes, included elsewhere in this prospectus; and
●	Velodyne’s unaudited statement of operations for the six months ended June 30, 2020 and the related notes, included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using, and should be read in conjunction with, the following:

●	Graf’s audited statement of operations for the year ended December 31, 2019 and the related notes, included elsewhere in this prospectus; and
●	Velodyne’s audited consolidated statement of operations for the year ended December 31, 2019 and the related notes, included elsewhere in this prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transaction.

The pro forma adjustments reflecting the consummation of the Transaction are based on certain currently available information and certain assumptions and methodologies that GRAF believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. GRAF believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transaction based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transaction taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of GRAF and Velodyne.

2.    Accounting Policies

Upon consummation of the Transaction, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the post-combination company. Velodyne and GRAF have not had any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the post-combination company’s shares outstanding, assuming the Transaction occurred on January 1, 2019.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheets as of June 30, 2020 are as follows:

(A)	Reflects the write-off of $3.5 million of transaction costs previously capitalized by Velodyne as of June 30, 2020 in connection with Velodyne’s previously contemplated IPO.
(B)	Reflects the repurchase of $50,000,000 of Velodyne capital stock in the Pre-Closing Velodyne Tender Offer such that the maximum merger consideration will be reduced by 4,878,048 shares of GRAF common stock from 150,453,811 to 145,575,763. As the cash consideration is payable at Closing, the cash payment is reflected as a Merger Related Pro Forma Adjustment.
(C)	Reflects the reclassification of $117.3 million of cash and cash equivalents held in the Graf’s Trust Account at the balance sheet date that becomes available to fund the Transaction.
(D)	Represents the net proceeds from the private placement of 15,000,000 shares of common stock at $10.00 per share pursuant to the PIPE Investment.
(E)	Reflects the reclassification of approximately $112.0 million of common stock subject to possible redemption to permanent equity.
(F)	Reflects the 1,105 shares of Graf’s common stock that were redeemed in July 2020 for approximately $11,000.
(G)	Reflects the maximum redemption of 6,564,785 GRAF public shares for aggregate redemption payments of $67.1 million allocated to common stock and additional paid-in capital using par value $0.0001 per share and at a redemption price of approximately $10.23 per share. This adjustment is only applicable to the unaudited pro forma condensed combined balance sheet assuming maximum redemptions.
(H)	Reflects the settlement of Graf’s historical liabilities that will be settled at transaction close.

(I)	Represents estimated transaction costs totaling $31.3 million, consisting of approximately $25.3 million of equity issuance costs. Classification of transaction costs is as follows:

(in thousands)	Amount
Costs related to issuance of equity
Amounts previously capitalized and paid	52
Amounts previously capitalized but not paid	608
Amounts to be incurred	24,630
Subtotal	25,290
Transaction expenses
Amounts incurred but not paid	480
Amounts to be incurred	5,520
Subtotal	6,000
Grand Total	31,290

(J)	Reflects the reclassification of Graf’s historical accumulated deficit.
(K)	Represents recapitalization of Velodyne equity and issuance of 139,353,219 of the post-combination company’s common stock to Velodyne equity holders as consideration for the reverse recapitalization.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and year ended December 31, 2019 are as follows:

(AA)   Elimination of the change in fair value of warrant liability as GRAF has equity-classified warrants as part of the recapitalization, and there will be no fair value fluctuations.

(BB)   Elimination of interest income on the Trust Account.

(CC)   Reflects adjustments to income tax expense as a result of the tax impact on the pro forma adjustments at the estimated statutory tax rate of 24.6%.

(DD)   Reflects elimination of transaction related costs incurred and recorded by GRAF during the six months ended June 30, 2020.

4.     Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transaction, assuming the shares were outstanding since January 1, 2019. As the Transaction and related proposed equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transaction have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of common stock for the six months ended June 30, 2020 and for the year ended December 31, 2019:

	For the Six Months Ended June 30, 2020		For the Year ended December 31, 2019
	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Pro forma net loss	(34,284)	(34,284)	(72,005)	(72,005)
Weighted average shares outstanding of common stock (1)	168,382,351	161,817,566	168,382,351	161,817,566
Net loss per share (Basic and Diluted) attributable to common stockholders (2)	$(0.20)	$(0.21)	$(0.43)	$(0.44)

(1)	Excludes approximately 6,222,544 shares of stock underlying RSUs, options, and Earnout RSUs as they will not be legally outstanding shares of GRAF’s common stock based on the RSUs and options expected to be vested as of September 7, 2020.
(2)	For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants sold in the IPO and the private placement are exchanged to common stock. Further, since the Earnout RSUs include a service condition, they would generally be included in the computation of diluted EPS using the treasury stock method. However, since these items result in anti-dilution, the effect of such adjustments were not included in calculation of diluted loss per share.

GRAF’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes of GRAF, included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Overview

We are a blank check company incorporated in Delaware on June 26, 2018 and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We are not limited to a particular industry or sector for purposes of consummating a business combination. Our Sponsor is Graf Acquisition LLC, a Delaware limited liability company (the “Sponsor”).

Our registration statement on Form S-1 for the initial public offering (the “Initial Public Offering”) was declared effective on October 15, 2018. On October 18, 2018, we consummated the Initial Public Offering of 22,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units offered, the “Public Shares”), generating gross proceeds of $225 million and incurring underwriting commissions of $4.5 million. On October 25, 2018, we consummated the closing of the sale of 1,876,512 additional Units upon receiving notice of the underwriters’ election to partially exercise their overallotment option (the “Over-Allotment”), generating additional gross proceeds of approximately $18.8 million, and incurring $0.4 million in underwriting commissions.

Each unit consists of one share of common stock and one redeemable warrant (a “Public Warrant”). Each Public Warrant initially entitled the holder to purchase one-half of one share of common stock at a price of $11.50 per share, provided, that since we did not consummated a business combination within 15 months from the closing of the Initial Public Offering, each Public Warrant was adjusted so that it now entitles the holder thereof to purchase three-quarters of one share of common stock at a price of $11.50 per share (such adjustment from one-half of one share to three-quarters of one share, the “Warrant Adjustment Provision”), subject to adjustment in either case. On January 18, 2020, the Warrant Adjustment Provision came into effect. As a result, the shares of common stock underlying our warrants increased by 9,631,779 shares, totaling 28,895,338.

Simultaneously with the closing of the Initial Public Offering and the Over-Allotment, we consummated the private placement (“Private Placement”) of 14,150,605 warrants (the “Private Placement Warrants”) at a price of $0.50 per private placement warrant, with our Sponsor, generating gross proceeds of approximately $7.08 million. Each private placement warrant has the same terms as the Public Warrants.

Upon the closing of the Initial Public Offering, the Over-Allotment and the Private Placement, approximately $243.8 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants in the Private Placement was placed in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”). The proceeds held in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open ended investment company that holds itself out as a money market fund selected by us meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a business combination, (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our second amended and restated certificate of incorporation (the “Second Amended and Restated Certificate of Incorporation”) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within the combination period (as described below), and (iii) the redemption of our public shares if we are unable to complete a business combination within the combination period, subject to applicable law.

We originally had 18 months from the closing of the Initial Public Offering (by April 18, 2020) to complete a business combination. On April 16, 2020, we filed an amendment (the “Extension Amendment”) to our Second Amended and Restated Certificate of Incorporation (as amended, the “charter”) to extend the date by which we have to consummate a business combination (the “extension”) from April 18, 2020 to July 31, 2020. Our stockholders approved the Extension Amendment at a special meeting in lieu of the 2020 annual meeting of our stockholders (the “special meeting”) on April 16, 2020. In connection with the extension, an aggregate 12,921,275 shares of our common stock was redeemed, and approximately $132.1 million was withdrawn out of the Trust Account to pay for such redemption leaving approximately $117.1 million remaining in our Trust Account to consummate a business combination. On July 23, 2020, we filed an amendment (the “Second Extension Amendment”) to our charter to further extend the date by which the Company has to consummate a business combination (the “Second Extension”) from July 31, 2020 to October 31, 2020 (the “combination period”). Our stockholders approved the Second Extension Amendment at a special meeting of stockholders of the Company on July 23, 2020. In connection with the Second Extension, an aggregate 1,105 shares of our common stock was redeemed, and approximately $11,000 was withdrawn out of the Trust Account to pay for such redemption leaving approximately $117.1 million remaining in our Trust Account to consummate a business combination.

In order to protect the amounts held in the Trust Account, our Sponsor has agreed to be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of ours. Therefore, we cannot assure that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Our management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, the Over-Allotment, and the Private Placement, although substantially all of the net proceeds are intended to be applied toward consummating a business combination.

Proposed Business Combination

On July 2, 2020, we entered into a Merger Agreement (which was amended on August 20, 2020) with VL Merger Sub Inc., a Delaware corporation and our wholly owned subsidiary (“Merger Sub”), and Velodyne Lidar, Inc., (“Velodyne”).

Going Concern

As of June 30, 2020, we had approximately $383,000 outside of the Trust Account, approximately $2.7 million of investment income available in the Trust Account to pay for franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), and a working capital deficit of approximately $96,000 (excluding the warrant liability and tax obligations).

Through June 30, 2020, our liquidity needs have been satisfied through receipt of a $25,000 capital contribution from our Sponsor in exchange for the issuance of the Founder Shares (as defined herein) to our Sponsor, $130,100 in loans and advances from our Sponsor and officer, the net proceeds from the consummation of the Private Placement not held in Trust, and investment income released from the Trust Account of approximately $1.3 million since inception for tax obligations. We repaid the loans and advances to our Sponsor and officer on October 18, 2018.

In addition, in order to finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“working capital loans”). On August 5, 2020, the Company issued an unsecured convertible promissory note (the “Sponsor Convertible Note”) to the Sponsor, pursuant to which the Company may borrow up to $1,500,000 from the Sponsor for ongoing expenses reasonably related to the business of the Company and the consummation of its initial business combination. All unpaid principal under the Sponsor Convertible Note will be due and payable in full on the earlier of (i) October 31, 2020 and (ii) the effective date of its initial business combination (such earlier date, the “Maturity Date”). The Sponsor will have the option, at any time on or prior to the Maturity Date, to convert any amounts outstanding under the Sponsor Convertible Note into warrants to purchase shares of Company common stock, at a conversion price of $0.75 per warrant, with each warrant entitling the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per share, subject to the same adjustments applicable to the private placement warrants sold concurrently with the Company’s initial public offering.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected.

In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after October 31, 2020.

Results of Operations

Our entire activity since inception up to June 30, 2020 related to our formation, commencement of the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a prospective initial business combination. We will not be generating any operating revenues until the closing and completion of our initial business combination. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2020, we had a net loss of approximately $418,000, which consisted of approximately $73,000 in investment income, offset by approximately $486,000 in general and administrative costs, and approximately $4,900 in income tax expense.

For the three months ended June 30, 2019, we had net income of approximately $355,000, which consisted of approximately $1.5 million in investment income, approximately $575,000 in change in fair value of warrant liabilities, offset by approximately $221,000 in general and administrative costs, and approximately $319,000 in income tax expense.

For the six months ended June 30, 2020, we had a net loss of approximately $3.0 million, which consisted of approximately $846,000 in investment income, offset by approximately $2.8 million in change in fair value of warrant liabilities, approximately $896,000 in general and administrative costs, and approximately $157,000 in income tax expense.

For the six months ended June 30, 2019, we had a net loss of approximately $1.4 million, which consisted of approximately $2.9 million in investment income, offset by approximately $3.4 million in change in fair value of warrant liabilities, approximately $325,000 in general and administrative costs, and approximately $612,000 in income tax expense.

Related Party Transactions

Founder Shares

On June 26, 2018, the Sponsor purchased 8,625,000 shares (the “Founder Shares”) of our common stock for an aggregate price of $25,000. On September 13, 2018, the Sponsor returned to us, at no cost, 2,156,250 shares of common stock, which we cancelled, resulting in the Sponsor holding 6,468,750 Founder Shares. On October 9, 2018, the Sponsor transferred 25,000 Founder Shares at the same per-share price paid by the Sponsor to each of Keith Abell and Sabrina McKee, two of our directors (then director-nominees), resulting in the Sponsor holding 6,418,750 Founder Shares. In addition, on October 17, 2019, our Sponsor transferred 18,000 Founder Shares to Julie J. Levenson, one of our directors, resulting in our Sponsor holding 6,026,128 Founder Shares.

The Founder Shares initially included an aggregate of up to 843,750 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ Over-Allotment was not exercised in full or in part, so that out Sponsor would own, on an as-converted basis, 20% of our issued and outstanding shares after the Initial Public Offering. On October 25, 2018, the underwriters partially exercised their Over-Allotment option; thus, an aggregate of 374,622 Founder Shares was forfeited.

Our Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a business combination or (B) subsequent to a business combination, (x) if the last sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement

Simultaneously with the closing of the Initial Public Offering and the Over-Allotment, we consummated the Private Placement of 14,150,605 Private Placement Warrants at a price of $0.50 per Private Placement warrant, with the Sponsor generating gross proceeds of approximately $7.08 million. The Private Placement Warrants have the same terms as the warrants sold as components of the Units in the Initial Public Offering. A portion of the proceeds from the sale of the Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If we do not complete a business combination within the Combination Period, the Private Placement Warrants will expire worthless.

Furthermore, as described above, pursuant to the terms of the Sponsor Agreement, the Private Placement Warrants will be automatically cancelled immediately prior to the Closing of the Business Combination with Velodyne.

Related Party Loans

Prior to the consummation of the Initial Public Offering, our Sponsor had loaned us an aggregate of $130,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “promissory note”) and James A. Graf had advanced us $100 in connection with the initial establishment of a bank account. The promissory note and the advance from James A. Graf were non-interest bearing. We repaid the promissory note and the advances to James A. Graf on October 18, 2018.

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“working capital loans”). If we complete a business combination, the Company would repay the working capital loans out of the proceeds of the Trust Account released to us. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans. Except for the foregoing, the terms of such working capital loans, if any, have not been determined and no written agreements exist with respect to such loans. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such working capital loans may be convertible into additional warrants at a price of $0.75 per warrant. As of June 30, 2020, there were no working capital loans; however, we expect that our Sponsor will loan us funds for payment of items related to the Proposed Business Combination, such as the HSR Act review fee, as described above.

We agreed commencing on the effective date of the Initial Public Offering through the earlier of our consummation of a business combination and its liquidation, to reimburse an affiliate of its Sponsor up to $5,000 per month for office space, utilities and secretarial and administrative support on an at-cost basis to the extent such office space, utilities and support is not contracted with us directly.

We recorded and paid approximately $2,700 and $2,600 in expenses in connection with such agreement on the accompanying unaudited condensed consolidated statements of operations for the three months ended June 30, 2020 and 2019, respectively.

We recorded and paid approximately $5,300 and $5,200 in expenses in connection with such agreement on the accompanying unaudited condensed consolidated statements of operations for the six months ended June 30, 2020 and 2019, respectively.

Contractual Obligations

Registration Rights

The holders of the Founder Shares, Private Placement Warrants (and any shares of common stock issuable upon the exercise of the Private Placement Warrants), and securities that may be issued upon conversion of working capital loans are entitled to registration rights pursuant to a registration rights agreement signed prior to the effective date of Initial Public Offering, requiring us to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriters a 45-day option from the date of the prospectus relating to the Initial Public Offering to purchase up to 3,375,000 additional Units to cover Over-Allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters partially exercised this option on October 25, 2018 to purchase 1,876,512 additional Units.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or approximately $4.88 million in the aggregate, which was paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

We have engaged EarlyBirdCapital and Oppenheimer & Co. Inc. as advisors in connection with the Business Combination. We will pay EarlyBirdCapital and Oppenheimer & Co. Inc. for such services upon the consummation of the Business Combination (i) a cash fee in an amount equal to 3.5% of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable) an amount equal to up to 40% of which may, in our discretion, be allocated by us to other FINRA members, plus (ii) 150,000 shares of common stock to be issued to EarlyBirdCapital and/or its designees. EarlyBirdCapital and/or its designees will be entitled to registration rights requiring us to register such shares for resale. We have agreed to use its best efforts to effect such registration in connection with the consummation of the Business Combination or, if not then reasonably practicable, to use our best efforts to file a registration statement covering such shares within 15 days of the Closing of the Business Combination. Pursuant to the terms of the Business Combination marketing agreement, no fee will be due if we do not complete a business combination.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We had identified the following as its critical accounting policies:

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of June 30, 2020 and December 31, 2019, the carrying values of cash, accounts payable, accrued expenses, franchise tax payable and income tax payable approximate their fair values due to the short-term nature of the instruments. Our investments held in Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 180 days or less or investments in a money market funds that comprise only U.S. treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.

Common Stock Subject to Possible Redemption

All of the 17,548,260 public shares may be redeemed under certain circumstances. Redemption provisions not solely within our control require the security to be classified outside of permanent equity, excluding ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments. Although we did not specify a maximum redemption threshold, the Second Amended and Restated Certificate of Incorporation provides that in no event will we redeem our public shares in an amount that would cause our net tangible assets (stockholders’ equity) to be less than $5,000,001.

We recognize changes in redemption value immediately as they occur and adjusts the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against additional paid-in capital. Accordingly, at June 30, 2020 and December 31, 2019, 11,202,651 and 21,182,947 public shares were classified outside of permanent equity, respectively.

Net Income (Loss) Per Common Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common stock outstanding during the periods. We have not considered the effect of the warrants sold in the Initial Public Offering (including warrants issued in connection with the consummation of the Over-Allotment) and Private Placement to purchase an aggregate of 28,895,338 shares of our common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

Our unaudited condensed consolidated statements of operations include a presentation of loss per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for public shares for three months ended June 30, 2020 and 2019 are calculated by dividing the investment income earned on the Trust Account of approximately $73,000 and approximately $1.5 million, net of applicable taxes and funds available to be withdrawn from the Trust Account of approximately $55,000 and approximately $369,000, resulting in a total of approximately $18,000 and approximately $1.1 million, respectively, by the weighted average number of public shares outstanding for the periods. Net loss per share, basic and diluted for Founder Shares for the three months ended June 30, 2020 and 2019 are calculated by dividing the net loss of approximately $418,000 and net income of approximately $355,000, less income attributable to public shares of approximately $18,000 and approximately $1.1 million, resulted to a net loss of approximately $436,000 and approximately $747,000, respectively, by the weighted average number of Founder Shares outstanding for the periods.

Net income per share, basic and diluted for public shares for six months ended June 30, 2020 and 2019 are calculated by dividing the investment income earned on the Trust Account of approximately $846,000 and approximately $2.9 million, net of applicable taxes and funds available to be withdrawn from the Trust Account of approximately $257,000 and approximately $612,000, resulting in a total of approximately $589,000 and approximately $2.3 million, respectively, by the weighted average number of public shares outstanding for the periods.

Net loss per share, basic and diluted for Founder Shares for the six months ended June 30, 2020 and 2019 are calculated by dividing the net loss of approximately $3.0 million and $1.4 million, less income attributable to public shares of approximately $589,000 and approximately $2.3 million, resulted to a net loss of approximately $3.6 million and approximately $3.7 million, respectively, by the weighted average number of Founder Shares outstanding for the periods.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are currently evaluating the impact of this standard on our financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements

As of June 30, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

VELODYNE’S BUSINESS

“We,” “us” and “our” in this section generally refer to Velodyne Lidar, Inc., a Delaware corporation, and its subsidiaries (collectively, “Velodyne”) prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiaries following the consummation of the Business Combination.

Overview

Velodyne is the global leader in lidar technology providing real-time 3D vision for autonomous systems, which we call smart vision. Our smart vision solutions are advancing the development of safe automated systems throughout the world, thereby empowering the autonomous revolution by allowing machines to see their surroundings. In automotive applications, our products improve roadway safety by providing perception data for reliable object avoidance and safe path-planning. We have a vision we call LIVE, Lidar In Vehicles Everywhere, which encompasses a mass-produced lower cost lidar sold for every model of car and truck. We believe safety on the roadways is for everyone. To improve roadway, bicycle, and pedestrian safety, we sell automotive solutions to the rapidly expanding ADAS market, which will incrementally address the requirements of the NHTSA 5-Star Safety Ratings System.

Our lidar-based smart vision solutions are also deployed in many non-automotive applications, such as autonomous mobile robots, UAVs, last-mile delivery, precision agriculture, advanced security systems, and smart city initiatives, among others. Our first products were commercially available in 2010. Since then, we have shipped over 40,000 units and generated cumulative sales of over $570 million. While purchases have been primarily focused on research and development projects, several of our non-automotive customers are in commercial production with their offerings. We estimate that we are addressing a market opportunity for our technology solutions of approximately $11.9 billion in 2022, with roughly 60% attributable to automotive applications. We believe we are approaching the inflection point of adoption of lidar solutions across multiple end markets and that Velodyne is well-positioned, with strong customer relationships and a growing government interest in urban safety, to take advantage of these opportunities.

Our proprietary smart vision solutions offer several advantages over other sensor technologies for a broad range of applications. Using an array of eye-safe lasers, our lidar solutions measure distances in the environment at the speed of light. Unlike camera-based solutions, lidar solutions allow machines to see in 3D by providing precise distance measurements of surrounding objects. Lidar also performs better than cameras in low light conditions and produces fewer errors. Compared to radar, lidar provides better resolution, perceiving objects’ shapes for superior object detection and classification. Lidar also performs better than cameras in darkened conditions and produces fewer errors. According to a report by AAA, current pedestrian detection systems proved relatively ineffective at protecting pedestrians and bicycles in various tests, particularly at night. Lidar systems currently being tested can detect pedestrians equally well during daytime and nighttime conditions because the systems provide self-illumination by means of laser beams. By sending an alert or applying the brakes, these lidar systems are equipped to mitigate death and injury.

These advantages of lidar, combined with lower computing power requirements, enable autonomous platforms to make fast and accurate decisions to mitigate collisions. Velodyne’s proprietary lidar-based hardware and software solutions combine class-leading range, up to centimeter-level accuracy and lower power consumption with high-grade reliability.

Our visionary founder and executive chairman, David Hall, is a serial inventor and successful business leader. Mr. Hall created the world’s first lidar solution for the Grand Challenges for autonomous vehicles (“AVs”) organized by the Defense Advanced Research Projects Agency (“DARPA”). In the 2007 DARPA Grand Challenge, Velodyne’s lidar sensors were used by five of the top six finishers. In a historic engineering milestone, Mr. Hall invented a lidar sensor that could see and measure the vehicle’s surroundings with unprecedented precision, enabling the vehicle to navigate autonomously. This revolutionary design included a solid-state mechanism with an array of lasers and detectors which offered vast improvements in performance and reliability over the legacy practice of separately interfacing hundreds of fragile parts. The success of Mr. Hall’s invention has spurred significant investment and focus in autonomous development, and a wide range of applications for lidar technology has since emerged. Innovation is an important component of our design heritage, and we currently have key patents in real-time 3D vision for autonomous systems. Our smart vision technology has become the reference architecture in applications requiring precise real time 3D perception.

David Hall led Velodyne as it grew into the leading lidar provider, with early customers such as Google, Caterpillar, and Nokia. As the company progressed, we have built a strong team, adding leaders in sales, engineering, automotive validation, manufacturing, operations, legal and finance, bringing their experience from public companies such as Chrysler Group, Daimler AG, NVIDIA, Rambus, and VeriSilicon. Today we work together as a dynamic team, planning the company growth strategy to take advantage of market opportunities and drive sales.

Through our direct sales team as well as through distributors, we sell to both automotive customers, including top automotive OEMs, system integrators, and last-mile delivery providers, as well as to non-automotive customers providing an array of industrial, drone, and security applications, among others. In 2017, 2018, 2019 and 2020 over 300 customers, including distributors who sell our products to additional end customers, purchased smart vision solutions from us. Below is a representative list of our current customers:

Automotive OEMs and Tier 1 Suppliers		Auto System Integrators	Last Mile Delivery	Non-Automotive Markets
AID(1)	Caterpillar	Aptiv	Gatik	Caterpillar
General Motors	Ford Motor Company	Argo AI	Idriverplus	Google
Hyundai MOBIS	Honda	DiDi(2)	Marble	HERE Technologies
SAIC Innovation Center	PACCAR	Easymile	ThorDrive	Leica Geosystems
Zoox	Toyota Research Institute	Local Motors	Udelv	TomTom
	Volkswagen	Navya Optimus Ride Uber ATG Voyage Yandex

(1)	Autonomous Intelligent Driving GmbH, an Audi subsidiary
(2)	Beijing DIDI Infinity Technology & Development Co., Ltd. (DiDi)

We have won and are further actively negotiating several multi-year contracts for both ADAS and autonomous vehicle programs. We work closely with nearly every major autonomous vehicle development program in the world today. In addition, companies across several non-automotive end markets are increasingly adopting our lidar-based smart vision solutions into their systems. Over the years, our customers have committed substantial effort and resources into developing complex algorithms and software systems around our products, which further validates and reinforces our strong leadership position across many end markets.

Since inventing the smart vision platform, we have spent over a decade continually refining our technology through real world testing and validation. We are committed to driving broad adoption of our solutions in order to save lives, reduce injury, and address a growing number of use cases for our technology. For example, we recently announced and are developing a series of products to unlock higher levels of performance for ADAS applications, such as Automatic Emergency Braking (“AEB”), Lane Keep Assist, Adaptive Cruise Control, Blind Spot Monitoring, and Traffic Jam Assist. We are continuing to invest significantly in key elements of our technology platform, strategic partnerships and manufacturing processes in order to maintain our strong leadership position.

Our technology leadership and commitment to safety have established us as a thought leader for the safe deployment of autonomous vehicles and ADAS solutions. For example, we host the annual World Safety Summit on Autonomous Technology to provide a forum where industry leaders from around the world come together to discuss developing and safely deploying automated mobility solutions. The event brings together representatives from various organizations, including the American Automobile Association, Mothers Against Drunk Driving, National Transportation Safety Board, NHTSA, Partners for Automated Vehicle Education, and Society of Automotive Engineers (“SAE”) International as well as autonomous vehicle developers, including Argo AI, Aurora Innovation, Cruise Automation, The Ford Motor Company, PACCAR, Uber Technologies, Voyage, Waymo and Zoox, among others.

We believe that smart vision can significantly reduce the number of lives lost in vehicle crashes and substantially reduce pedestrian and bicyclist fatalities. Beyond automotive applications, our technology can also help reduce injuries in factories, construction sites, mines, and ports, among other applications. Smart vision technology can also enhance public safety through security and smart city applications. For example, our technology is currently being used in systems to identify suspicious activities at malls, airports, power plants, businesses and public parks, among other locations. In addition, our smart vision solutions are being used in applications such as delivery services to enhance efficiency and cost savings.

Competitive Strengths

We believe the following strengths will allow us to maintain and extend our leadership position.

●	Proprietary smart vision platform with embedded software. Velodyne created and patented 3D real-time lidar, beginning with its 360-degree surround view architecture, which has become the reference architecture for AVs, robotics, and security applications. Our technology lead is further enhanced by sophisticated embedded signal processing software that runs proprietary algorithms to analyze the unstructured data captured by our lidar hardware and generates structured data that machines can easily process. In addition, our proprietary calibration methods allow us to maximize performance in our smart vision solutions. Beyond our surround view lidar architecture, we have a broad set of proprietary technologies that have allowed us to develop other scalable lidar product platforms to target new use cases and end markets. Our directional solid state and dome architectures will underlie new product platforms that target ADAS applications and commercial vehicle markets. Our platform approach allows us to create a broad portfolio of solutions that are designed to address mass market adoption.
●	Comprehensive intellectual property portfolio. Our invention and early development of smart vision technology has given us many years to innovate across our hardware, software, and manufacturing capabilities, and we believe it has created substantial advantages for us in the markets that we serve. We currently hold a number of key patents, including a lidar patent related to our surround view lidar design, which we believe is fundamental. The broad applicability of this architecture stems from its real-time high performance, accurate data collection, and long range compared to other sensing solutions. Our market leadership is the result of our many years of tried-and-tested innovation that resulted in proprietary intellectual property across our entire solution, including our embedded software and manufacturing processes. Beyond our surround view lidar architecture, we have a broad technology portfolio that facilitates the development of new product offerings that are targeted to new use cases, as evidenced by the introduction of our directional solid state and dome architectures.
●	Broad product portfolio addressing multiple high growth markets. With more than ten years of research and development, we have gathered valuable insights and know-how that have led to the creation of advanced architectures for our lidar solutions to address various applications across several end markets. Our continued focus on innovation has enabled us to offer a wide range of high-performance solutions with a variety of software intelligence, sizes, form factors and price points. This has allowed us to serve multiple markets beyond the automotive market. Of the more than 300 customers that purchased smart vision solutions from us and our distributors in the last three fiscal years, more than 200 are using our smart vision solutions for the non-automotive applications. In 2019, for example, we generated slightly over half of our revenue from sales to customers deploying our smart vision solutions in non-automotive applications. In addition, we are transitioning from field programmable gate arrays to application-specific integrated circuits (ASICs) in order to further improve performance of our products, lower costs and reduce reliance on any key suppliers. This transition to ASICs, as well as other innovations, positions us well for increased volumes as our end markets grow.
●	Manufacturing expertise and manufacturing partners. To achieve our vision of LIVE, we understand the importance of designing to scale. We have dedicated teams focused on Design For Manufacturing (“DFM”) processes, such as those that include proprietary alignment and calibration techniques. Our teams leverage automation steps in an effort to lower manufacturing times, improve yield and position us and our manufacturing partners to produce at increasing scale as our customers’ requirements increase. Our highly innovative and proprietary DFM methodology represents a key competitive advantage that positions us to maintain our market leadership through the production of high-performance, cost-competitive products across our entire portfolio of smart vision solutions. We have made significant investments in our manufacturing infrastructure that we believe will allow us, together with our manufacturing partners, to meet increasing demand for our lidar solutions. In addition, we have formalized multi-year, contracted manufacturing partnerships with Veoneer, a leading Tier 1 — auto supplier focused on ADAS and autonomous driving applications, Nikon, a leader in manufacturing precision optical components, such as high-performance cameras and Fabrinet, a leader in precision optical, electro-mechanical and electronic manufacturing. We believe our partnerships with Veoneer, Nikon and Fabrinet further cement our first mover advantage by providing us with increased flexibility, scalability and speed to market. We will continue to investigate and pursue additional third party manufacturing relationships based on capacity expansion and new product requirements. We believe that this third-party manufacturing capacity will enable us to significantly increase production volume and lower the cost of our lidar solutions by leveraging the expertise in technology and precision manufacturing of our partners as market adoption of lidar increases.
●	Strategic partnerships and strong relationships. Since the DARPA Grand Challenge, we have maintained relationships with other participants in the race. This includes autonomous team leaders and engineers from Stanford, Caterpillar, Ford, GM and MIT, among others. Based on the experience from our participation in the Grand Challenge races, we developed our HDL-64 lidar solution, which we subsequently provided to the teams participating in the Urban Grand Challenge in 2007. Our HDL-64 solution served as a key enabler for the success of the race in 2007. Many of the lead engineers from the DARPA race teams were from the autonomous development programs at major OEMs, were subsequently hired into technology companies working on autonomous programs or started new mobility companies, such as Uber, Aurora Innovation, and Zoox, among others. The relationships we fostered since the initial DARPA Grand Challenges have continued over a decade, strengthened by our common goal to advance autonomous technology. Many of these relationships have evolved into being our customers and partners, adopting our high quality performance solutions. We have continuously refined our solutions based on the feedback we received from our customers and partners, who have tested our products over millions of real world miles for over a decade. In addition to our business relationship, we actively collaborate with our customers to further the advancement of safe transportation on a regular basis and at our annual World Safety Summit for Autonomous Vehicles.

Over the years, we have built an extensive ecosystem in the markets we serve. We have distribution partners in Asia and Europe to address growing market opportunities in these regions and beyond. In North America, we sell directly to most of our customers as well as through three national distributors who are also our customers and integrators. We also sell our solutions through our technology hubs around the world, such as Germany and China, where we maintain offices and staff. We strive to continue to cultivate these partnerships and improve our brand recognition globally.

●	Autonomous ecosystem built around our smart vision technology. Our early introduction of commercial, 360-degree, real-time 3D lidar-based solutions has allowed us to become a critical supplier to OEMs and aftermarket customers developing autonomous vehicles. Our products are used in the research and development and co-engineering phases of a substantial number of autonomous vehicle development programs, with customers investing significant time and resources in software that integrates seamlessly with our lidar solutions, which helps us retain our customers. These efforts also enable seamless adoption of our ADAS solutions, which are based on the same architectural platform. We believe that our investments in software, validation and testing create a loyal customer base that will lead to greater revenue opportunities as more of our customers roll out ADAS features in production vehicles and eventually commercialize their autonomous vehicle programs.

Additionally, we provide account management, product management, and technical support experts to form deep, collaborative relationships with strategic customer research and development organizations. These teams focus on assisting with rapid first installations, mass production supply agreements and post-sales support. We are now supporting over 50 programs in advanced research targeting future mass production.

●	Visionary and proven management team with deep industry experience. Innovation runs deep in our corporate culture. Our founder and executive chairman, David Hall, and our chief executive officer, Dr. Anand Gopalan, along with our executive management team, drive our vision and corporate strategy. We believe Mr. Hall’s invention of the 3D real-time lidar has directly contributed to significant developments in autonomous technology and many other applications requiring precise 3D perception data in real time. Mr. Hall was named inventor of the year in 2018 by Intellectual Property Owners Education Foundation in recognition of his significant contributions to lidar technology. Our experienced leadership team is committed to deploying safe, autonomous systems across multiple end markets. As the company developed, Mr. and Ms. Hall built a strong team, adding leaders in sales, engineering, automotive validation manufacturing, operations, legal and finance bringing their experience from public companies such as Chrysler Group, Daimler AG, NVIDIA, Rambus, and VeriSilicon.

Industry Background

Increasing adoption of automated applications

We are in the early stages of an autonomous revolution, where there is an increasing demand for general-purpose sensors that can ensure safety, increase efficiency and enhance productivity by implementing automated systems into processes traditionally driven by human labor. For the automotive industry, SAE International has published a taxonomy with detailed definitions for six levels of driving automation, ranging from no automation to full automation. Set forth below is our summary of SAE’s taxonomy.

We define the shift toward automated systems as “precision in motion.” We believe that the successful adoption of lidar sensors in automotive applications will drive its adoption in other markets. Some of the key drivers of increasing adoption include:

●	Need for safety. According to the NHTSA, 94% of accidents are attributable to human error. To increase road safety and respond to regulatory requirements, we see automotive manufacturers proactively adopting ADAS technology. The European Union has mandated several ADAS features, such as AEB, to be required on all new vehicles by 2022. Also, NHTSA and the Insurance Institute for Highway Safety (IIHS) announced that 20 automakers in the U.S. have voluntarily committed to making AEB standard equipment by 2022, covering 99% of all new vehicles in the U.S. In addition to the regulatory mandate, NHTSA publishes its 5-Star Safety Ratings system for consumers to make smarter safety decisions when purchasing a vehicle. NHTSA currently recommends car buyers purchase vehicles equipped with Automatic Emergency Braking for added safety, and we believe future recommendations will include more advanced safety requirements. These regulatory requirements, coupled with growing end customer demand for higher levels of safety, support the growing adoption of advanced lidar-based systems.
●	Better security and surveillance. Today, security systems primarily rely on cameras to detect threats. Security threats, such as terrorist attacks and mass shootings, have demonstrated the necessity for comprehensive safety surveillance in city centers, parks, utility hubs, ports of entry, docking stations, subway stations, rail stations, airports, shopping malls, and business parks, among other public areas. With advanced 3D sensing technology, suspicious movements and objects can be detected in most environments, day or night, to alert authorities and direct them to a specific location.
●	Improve productivity. There is a need to supplement processes traditionally handled by human labor with autonomy in order to increase productivity by redirecting human efforts to other value-added tasks. For instance, current technology enables automated robots to provide security monitoring across a wide area with only minimal human involvement, or to perform routine maintenance tasks in retail facilities so store associates can focus on other valuable customer-facing tasks. We continue to see more cases where robotic solutions can augment human productivity.

●	Efficient transportation of goods. The proliferation of machine vision has raised the possibility of automated transportation, including freight and last-mile delivery. Consumer demand for fast and cost-efficient delivery solutions has put pressure on businesses to improve the delivery experience. Businesses are actively exploring the use of autonomous trucks, drones and robots to help create more efficient and less expensive delivery infrastructure to meet this consumer demand. Precision in motion will be necessary to achieve the performance necessary to achieve autonomous long-haul and last-mile delivery.
●	Better traffic organization and efficiency. There is continual need for precise 3D mapping information to understand the surrounding environment and movement patterns to improve transportation logistics and enhance traffic efficiency. For example, smart city initiatives for intersections and corridors are being designed and deployed to better organize traffic and prevent accidents. Richer data sets are critical to the evolution of routing optimization algorithms, which are key drivers in the next generation of transportation.

Existing vision solutions have limited ability to achieve precision in motion

Historically, the transition to fully autonomous solutions has been critically limited by the inability of existing solutions to perceive surroundings with the required precision to respond in real time. As 3D vision solutions continue to advance, engineers have presented several combinations of technologies that could potentially support various levels of autonomy. Many commercially available products today utilize a combination of cameras and radar. However, these have significant limitations that prevent them from delivering the precise 3D vision necessary for autonomy. Cameras and radar have trouble providing the required combination of depth perception in a high resolution image, making it difficult for systems utilizing these sensors to precisely localize the relative positions of nearby objects. Camera systems can only infer depth by using complex, computationally intensive algorithms. In addition, cameras are sensitive to light conditions and typically have limited field of view, making it difficult to map a 360-degree view of the surrounding environment and thereby making it harder to detect objects that are relevant to a moving machine. As a result of these shortcomings, we believe cameras and radar by themselves or in combination provide insufficient solutions for full autonomy.

High resolution lidar sensors are superior in delivering precise location data and object detection, and are not affected adversely by poor light conditions. We believe high resolution lidar will be a critical component of truly autonomous systems; however, high resolution lidar sensors are difficult to manufacture and, as a result, tend to be more expensive than cameras and radar systems. A key component of precision in motion is the accuracy of data provided to the computer, including minimization of false positives and false negatives. Whereas current implementations of cameras and radar can often incorrectly detect hazards, lidar’s rich data enables robust hazard identification. Key advantages of lidar sensors over radar and cameras include:

●	Precision at range. The laser-based measurement of lidar produces an image quality at a given range that is more precise than radar. Lidar is able to achieve an accuracy of centimeter-level precision at long-range, far superior to that achievable by high-resolution radar. While a camera-centric autonomous system would require multiple cameras to achieve focus at every range of perception, a single lidar sensor provides data that is always in focus.
●	Object detection and recognition, day and night. Lidar is the highest performing sensor when it comes to object detection in all lighting conditions within a wide field of view. Cameras are not able to adequately provide high resolution 3D images in real time and they cannot detect objects in darkness, making them dependent on headlamps and street lighting. Lidar has its own self-illumination from laser beams that makes its nighttime viewing superior to cameras and that yields nighttime object detection capabilities comparable to those in daylight. Similarly, radar has limited spatial resolution that renders it unable to distinguish between objects. In contrast, lidar creates precise 3D images compared to the abstract images produced by radar. While operating in a complex 3D scene, cameras must choose areas of interest to focus their perception, thus sacrificing object detection in other areas. This is not a problem with lidar sensors, which can detect objects simultaneously in all areas within their entire field of view.
●	Localization. Lidar has better spatial resolution than cameras and radar. Because lidar produces data streams that contain full sets of spatial coordinates through time, any position within the mapped environment can be chosen as a point of view to analyze the movement of objects. This enables lidar to detect the speed of cars and the pace of pedestrians more precisely in order to perform various tasks, such as providing advance collision warnings and movement planning.

●	Field of view. Lidar is capable of capturing a complete view of an environment, avoiding the need to stitch together data from multiple frames. Lidar is also capable of capturing vertical and horizontal fields of view in a smaller form factor than a radar solution of similar performance, while cameras have no way of capturing a 360-degree view within a contiguous data set.
●	Performance at night. Because lidar detects photons emitted by itself, it is not reliant on ambient light conditions. This is a notable improvement over cameras, which suffer from reduced functionality in low-light environments. As 75% of pedestrian-related accidents occur at night, lidar can detect pedestrians, bikers, and cyclists far better than even the human eye can under minimal light conditions.
●	Performance in direct sunlight. Lidar remains resilient when exposed to direct sunlight, whereas a camera lens can become overexposed and “blinded” by the light. This was evident in recent high-profile crashes involving vehicles operating in autonomous mode without the use of lidar technology.
●	Ability to read signs & differentiate color. While cameras are more efficient at detecting colors, high-end lidar solutions, such as those produced by Velodyne, have the ability to read signs and differentiate color by leveraging sophisticated algorithms to measure the relative strength of photons returning to the lidar detector when reflected off of street signs. Radar has no ability to differentiate color or identify text.

We believe multiple sensors are required to support the reliability and accuracy needed for precise environmental mapping. For instance, lidar provides high resolution spatial analysis, while cameras assist with traffic sign recognition and radar provides supplemental information for continued operation under poor weather conditions. Fields of view from various sensors will overlap, providing redundancy in the event one of them fails. We envision lidar to play a crucial role in delivering a real-time, data-rich digital map for safe mobility applications.

Standardization of active safety requirements

As industry participants develop active safety features, standards defining the increasing levels of sophistication in these features are required. We are working with SAE International and other major professional and standardization organizations to guide the relevant regulations that address public safety. As an example, we contributed a series of published white papers addressing some of the “Unsettled Topics Concerning Sensors for Automated Road Vehicles” captured in a SAE Edge report under this title.

Included below is a proposed rating system for Automated Emergency Braking and Steering technologies with Velodyne’s proposed 5-diamond rating system below.

Velodyne-proposed guidelines for standardized five diamond rating system for Automatic Emergency

Braking and Steering

Vehicle System Performance Criteria	◆	◆◆	◆◆◆	◆◆◆◆	◆◆◆◆◆
Max Speed	10 mph	30 mph	50 mph	65 mph	75 mph
Detection Reliability	Frequent false negatives or positives	Fewer false negatives or positives	Occasional false negatives or positives	Extremely rare false positives or negatives	Extremely rare false positives or negatives
Pedestrian, Bicycle, Motorcycle Detection and Classification Range	Near range detection, no classification	Mid-range detection	Mid-range detection and classification	Mid-range detection and classification	Far-range detection and classification
Vehicle Detection and Classification Range	Near range detection, no classification	Mid-range detection	Mid-range detection and classification	Far-range detection and classification	Far-range detection and classification
Stationary Object Detection and Classification Range	May not detect	May not detect	Near range detection	Mid-range detection and classification	Far-range detection and classification
Peripheral Object Detection and Classification Coverage	No perception coverage	Limited perception coverage	Limited perception coverage	Improved perception coverage	Excellent perception coverage
Dynamic Driving Intervention Capability	AEB for crash mitigation	Forward collision avoidance AEB	Forward collision avoidance with steer and brake control	Forward and side collision avoidance with steer and brake control	Forward and side collision avoidance with steer and brake control
Light and Weather Performance	Suffers in low light and inclement weather	Better in low light and inclement weather	Better in low light and inclement weather	Performs well in all light and most weather	Performs well in all light and most weather

As strong advocates of the highest safety level materialized in the 5-diamond rating, we have also published a proposed optimal lidar sensor suite for the vehicle, illustrated in the picture below showing the field of view of lidar sensors positioned around the car for optimum performance.

One example of possible lidar sensor coverage to achieve five diamond level ADAS performance

(range not to scale).

With the increased rigor placed on the evaluation of the ADAS functions through initiatives like the New Car Assessment Programme, we believe that our innovative technological contributions, along with our proposed rating system, will lead to a safer deployment of the new ADAS features and ultimately to a safe implementation of the full Level 5 autonomy as described by SAE International.

Our Market Opportunity

Overall market opportunity

Our technology enables autonomy and creates new markets. Traditionally, many autonomous and 3D vision-based sensing applications were developed by utilizing non-lidar sensors; however, as the benefits of lidar-based solutions are becoming more widely recognized, we believe there are significant market opportunities available for our technology. As autonomous and 3D vision-based applications continue to grow more complex, we believe our technologies will become increasingly adopted due to our innovation, leadership, proven scale, and commercial readiness.

We estimate that the core total addressable market, or core TAM, for our solutions will be approximately $11.9 billion in 2022. We define our core TAM as perception applications in the automotive, industrial, drones, autonomous mobile robots and 3D mapping end-markets that we are actively engaging with customers on. In addition, we believe that our market opportunity could be larger than what is currently estimated as there are early development and largely unexplored new and emerging applications, which we refer to as greenfield applications, beyond our core TAM such as traffic monitoring, pedestrian monitoring, security and natural disaster damage assessment. Furthermore, as we explore ways to monetize our software and data assets, we believe we can continue to further expand our market opportunities. See below for a discussion of the material assumptions and estimates used in the calculation of our TAM.

Automotive market opportunity

We expect demand in the automotive market to be driven by regulatory and customer demand for lidar solutions. Consequently, we estimate that the automotive TAM by itself will further grow from $7.2 billion in 2022 to $16.8 billion in 2026, representing a compound annual growth rate, or CAGR, of approximately 24%. This automotive TAM includes AVs, ADAS, and commercial vehicles. The material assumptions and estimates used in this calculation are provided in “— Methodology” below.

Note: Based on Velodyne estimates.

(1)	Includes Autonomous Vehicles, Advanced Driver Assistance Systems and Commercial Vehicles.

(2)	Includes construction, mining, agriculture, warehouse, forklift and other off road vehicles.

Methodology

We estimate our market opportunity for a given market by estimating (i) the total number of vehicles or machines in that market (or a subset that we believe would deploy lidar) using data from various third-party sources, (ii) the number and type of lidar sensors we believe would be deployed on each vehicle or machine in that market using our internal estimates and (iii) the price of each sensor to be deployed on the vehicles or machines in that particular market using out internal estimates. We then multiply the estimates generated by clauses (ii) and (iii) of the prior sentence to determine the estimated total cost of the lidar package to be deployed on each vehicle or machine in the market. The estimated total cost of the lidar package per vehicle or machine is then multiplied by the total number of vehicles or machines in the market, or the estimated number generated by clause (i) of the first sentence of this paragraph. These estimates do not take into account the impact of the current global coronavirus pandemic, and we cannot assure you that these estimates will not be materially and adversely affected as a result.

Automotive Market Methodology

Based on third party data, we estimate that the total market size for vehicles deploying autonomous technology will be approximately 29.0 million vehicles by 2022 and approximately 52.8 million vehicles by 2026. These figures include vehicles with Level 1 through Level 5 autonomy in both commercial and passenger vehicles. Generally, the number of lidar sensors to be deployed on each vehicle in the market depends on the level of autonomy and the type of lidar sensors utilized, which is expected to range from one to 12 sensors in 2022 and one to 13 sensors in 2026. We believe that in most cases that more lidar sensors, or at least lidar sensors with greater functionality, will be required as the level of autonomy increases towards full autonomy. For example, we estimated that vehicles designed for Level 3 autonomy would need more lidar sensors than those with only steering or braking support as with Level 1 autonomy. We then estimated the total cost of the lidar packages to be deployed on each vehicle in the market, which again varied based on the level of autonomy from approximately $600 to $10,300 per passenger vehicle in 2022 and approximately $300 to $8,700 per passenger vehicle in 2026. We estimate that the cost of lidar packages on commercial vehicles will be more expensive than those used in passenger vehicles, and our estimates assume an average sale price erosion over time that is consistent with products that we consider similar in other industries. We estimate that our automotive total addressable market (TAM) will be up to approximately $7.2 billion in 2022 and up to approximately $16.8 billion in 2026 by multiplying the estimated total cost of the lidar package per vehicle in each of the Level 1 through Level 5 autonomy by the estimated total number of passenger and commercial vehicles with each level of autonomy.

Overall Market Opportunity Methodology

We estimate that our core TAM will be up to approximately $11.9 billion in 2022. We define our core TAM as perception applications in the automotive, industrial, drone, autonomous mobile robot and 3D mapping end-markets. As with our automotive TAM, we estimated the total number of machines in a given area in 2022 using data from various third-party sources. We then multiplied that figure by the estimated total cost of the lidar package to be deployed on each machine using various internal estimates, including the number of lidar sensors required and the pricing of such sensors. Our key estimates for the non-automotive applications that together form our core TAM are as follows:

Application	Estimated Machines in 2022 (in thousands)	Estimated Cost of Lidar Package per Machine in 2022	Approximate TAM in 2022 ($in billions)
Global autonomous robots	241	$2,100	$0.5
Global 3D mapping	60	$5,000	$0.3
Global Drones(1)	3,400	$300	$1.0
Global Industrial(2)	5,100	$600 – $6,000	$2.8
Total			$4.7

(1)	Includes inspection, monitoring, survey and mapping and precision farming drones.
(2)	Includes the global markets for crawlers, dumpers and tenders, excavators, finishing equipment, graders, off-highway trucks, pavers, skid steer loaders, loaders and backhoes, trenchers, wheel loaders and dozers and forklifts.

When the aggregate TAM set forth in the table above is added to the $7.2 billion automotive TAM, we estimate that our total core TAM will be approximately $11.9 billion in 2022.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Technology Platform

Overview of our lidar-based smart vision solutions

Our smart vision solutions center around our proprietary lidar sensor technology, which enables real-time, three-dimensional vision of the surroundings for autonomous applications.

How smart vision works and why it is breakthrough technology

True autonomy can be achieved only when machines reliably perceive the world in real time and in three dimensions as they navigate. This was not possible before the advent of lidar-based smart vision. To perceive the environment in 3D, our sensor emits a series of laser pulses, typically millions of pulses each second, that bounce off objects in the environment and return to the sensor. The device measures the time each pulse traveled and uses highly sophisticated, real-time algorithms to create digital, machine-readable maps of the surrounding environment. These maps have up to centimeter-level precision and capture rich detail all around the sensor. Since the maps are continually refreshed every few milliseconds, they can be used to perceive both static and dynamic objects. Unlike cameras that are two-dimensional and radar that is not capable of high-definition imaging, our lidar captures a precise, high definition, three-dimensional view of the environment. These characteristics make our smart vision technology the ideal sensor platform for cars, robots and other autonomous machines to perceive the world as they move through it. A sample output from one of our lidar sensors is below.

Advantages of our smart vision technology

We have over a decade of experience in designing and deploying our sensor technology into a variety of applications. Drawing from this depth of knowledge in sensing and autonomous perception, we have made strategic technology investments that we believe will enable mass deployment of our smart vision solutions across multiple markets. These technology investments have allowed us to realize smaller form factors, as well as increased reliability, better power efficiency and lower cost. Key elements of our technology include:

●	Proprietary lidar architectures. We have developed multiple proprietary architectural platforms for a variety of end applications:
●	Surround view architecture. Our hybrid solid state 360-degree surround view design has become the reference architecture for the majority of autonomous vehicle programs in the world. We securely position our solid state lidar on robust, aerospace-grade ball bearings that enable the part to spin 360-degrees with high reliability. This approach allows us to target numerous applications that operate at higher levels of autonomy or require wider fields of view, such as Level 4 and Level 5 autonomous vehicles.
●	Directional solid state architecture. We have developed and are deploying our small form factor, embeddable solid state architecture that will use a proprietary, frictionless, beam steering technology to enable next generation ADAS applications. This technology will combine the high reliability and long lifetime of traditional micro electro-mechanical systems (MEMS) solutions and also provide long sensing range.
●	Dome architecture. We have recently announced and are developing our dome hybrid solid state architecture that will have an innovative optical design that provides a 180-degree, hemispherical view of the surrounding environment in an embeddable form factor to enable detection of objects in close proximity, such as pedestrians and bicyclists.

All of our current lidar solutions use multiple lasers as opposed to one single emitter, simultaneously achieving both high resolution and high frame rate as required for precise, real time perception of the environment. This gives us a unique advantage over most competitors in the market today who predominantly offer products using a single emitter.

●	Advanced algorithms and embedded software. The best-in-class performance of our technology is enabled by our innovations in software algorithms and signal processing that are embedded in the lidar sensor. The ability of the lidar sensor to detect low reflectivity objects across hundreds of meters with up to centimeter-level precision requires not only best-in-class hardware but also state-of-the-art signal processing software. Our embedded signal processing software runs proprietary algorithms to analyze the unstructured data captured by our lidar hardware and generates structured data that machines can easily process. The software embedded in our systems also allows us to maintain high accuracy across a wide range of temperatures, light and weather conditions. In addition to providing precise 3D measurements, our software can provide advanced levels of functionality, including detecting and tracking objects as well as reporting the exact location of the machine. Our customers demand this higher level of performance for safety-critical applications such as autonomous driving and security. We continue to invest in innovative software to allow our customers to achieve maximum performance and value from our smart vision solutions.
●	Custom ASICs for smart vision. Currently there are no commercially available integrated circuit solutions specific to lidar. This poses a significant barrier for miniaturization and cost reduction. We have developed our own custom ASICs, which will allow us to build more power-efficient and reliable lidar systems at significantly lower cost. The use of our own ASICs will also allow unprecedented levels of integration of lidar functions into a single piece of silicon, enabling us to develop lidar in ultra-small form factors such as the Velabit. The ASICs also provide a further level of protection for our core intellectual property by embedding them in a semiconductor chip that is difficult to reverse engineer.
●	Micro-lidar array technology. The key barrier to building high performance lidar in very large quantities is the ability to integrate a large number of complex precision optics and components into a small form factor repeatedly and reliably. In order to address this, we have developed a unique micro-optical packaging called the Micro-Lidar Array along with innovative manufacturing technologies. These manufacturing technologies allow for the production of lidar elements with alignment precision that is within one-tenth the thickness of a human hair while using a fully automated production line. This allows for high levels of miniaturization, cost optimization and reliability using highly repeatable semiconductor wafer scale manufacturing processes.

●	Manufacturing and calibration of lidar. Our manufacturing expertise is critical to our ability to commercialize our technology and meet the demands of our customers at price points that can drive broad adoption. We have shared and will share this expertise with our manufacturing partners to enable their success.
●	Design for manufacturing. Our innovative and proprietary DFM methodology enables us to deliver high-performance, cost-competitive products across our entire portfolio of smart vision solutions. We strategically design each component of our lidar sensors to minimize dependency on particular suppliers. Although some of our critical components come from limited or sole sources of supply, we have established and continuously evaluate second and third sources of supply for many of our critical components, enabling an agile, scalable manufacturing process. Our leading supply chain framework is a result of the experience we have gained over a decade of designing and building 3D lidar solutions with a deep and robust global sourcing network.
●	Precise alignment. A key to our best-in-class 3D lidar is precise alignment of the optical elements inside the lidar. We employ and provide our manufacturing partners with proprietary alignment methodologies that have been developed over the last ten years in order to align our lidar sensors to extremely accurate tolerances. We employ custom in-house designs and internally developed lidar alignment procedures that enlist the use of automated systems to continually validate the alignment process throughout the manufacturing steps of our lidar.
●	Innovative calibration. We deliver peak performance from each lidar unit directly off the manufacturing assembly line by using a proprietary calibration methodology. The difference between a calibrated sensor and an uncalibrated one can be two orders of magnitude, meaning a difference of centimeter-level precision versus meter-level. A one meter deviation is unusable in many applications, while centimeter-level accuracy is a critical requirement for safety and is the reason our products are known for reliability and high precision. Our manufacturing partners have access to this innovative and proprietary calibration methodology.
●	Lowering lidar cost. With more than ten years of innovation and experience manufacturing lidar solutions, we have addressed many challenges of producing lidar-based solutions and optimized the production of our smart vision products at progressively lower costs. At our advanced manufacturing facility and those of our manufacturing partners, we are able to control the critical aspects of product development and commercialization of each of our lidar systems. This has enabled us to develop and bring to market a broad product suite. We have invested extensively in automated manufacturing steps to lower costs, as well as continually updated and enhanced product designs to meet specific cost targets as informed by our worldwide customer base, while maintaining high performance. Our partnerships, including those with Veoneer, Nikon and Fabrinet, will also help us lower cost by leveraging scaled mass production and higher volume purchasing from suppliers.

Our Growth Strategy

Our goal is to continue to be the leader in smart vision technology. Key elements of our growth strategy include:

●	Capitalize on increasing regulatory and end customer demands for transportation safety. As the NHTSA recommended Tire Pressure Monitoring Systems in 2000, which became mandatory in 2007, and rearview video systems in 2013, which were mandated in 2018, future NHTSA 5-Star Safety Ratings will likely require advanced environmental awareness. We believe lidar is both superior and complementary to existing automotive safety sensors, as it is able to provide critical perception data in a wider range of conditions and with greater precision than radar or cameras alone. We believe this will result in better active safety systems that reduce crashes and save lives. Our lidar has the ability to accurately detect and measure distance of many different kinds of objects, including people and animals, in real-time. As many OEMs are actively investing in and planning on the adoption of lidar technology to enable safety in future models, we believe we are strongly-positioned to benefit from this increased demand for safety.

The inherent limitations of cameras and radar for ADAS applications create many opportunities. We have spent the last few years developing products specifically for the ADAS market, namely our Velarray, Veladome and Velabit. Our years of working closely with major automotive OEMs on their autonomous vehicle programs allow us to be an ideal partner for lidar-based ADAS solutions.

●	Continue to penetrate high-volume commercial and industrial markets. As smart vision solutions gain mainstream adoption across various end markets, being the leader in lidar technologies provides us with the unique opportunity to demonstrate the advantages of our solutions on a large scale. We believe this will further solidify our market leadership and expand our available market opportunity and facilitate lidar usage in emerging applications. Our wide portfolio of smart vision products allows us to address multiple new applications beyond the automotive industry. For example, we have already been selling lidar solutions for a wide range of non-automotive applications, such as security, drones, precision agriculture, smart city, trucking, last mile delivery, industrial vehicles, industrial robotics and gaming, among others. We expect many of these applications to grow into major markets for lidar usage.

In the security and smart city applications there is growing demand for lidar as it is effective at detecting and tracking people and objects. This capability allows for threat detection and better traffic management in airports, city centers, retail establishments, among others. In addition, with increased concerns that facial recognition technology will be used for general surveillance, a system that utilizes lidar as the initial source of object detection data could enable a security solution that preserves trust and anonymity. This is especially important in applications involving the general public, such as retail monitoring and queue management.

In the agricultural sector, farmers are turning to automated processes with the help of lidar to perform functions that are otherwise performed by humans. Increased automation is particularly important in this sector given labor shortages.

In the last-mile delivery market, companies such as FedEx are building delivery robots that will change the logistics industry and enable lower-cost and quicker deliveries of everyday consumer items, including food and packages.

●	Win additional commercialization contracts. We are seeing more smart vision-based applications transitioning from the development stage to the commercialization stage, particularly in the automotive industry. With our decade-long relationship with automotive OEMs, we have had several developmental contracts over the years and are now well-positioned to enter into several large multi-year commercial contracts adding to the number of commercial contracts we already have in place. Given the high number of markets where lidar has a strong use case, we believe the growth will be significant as we win more contracts of smart vision-based applications.
●	Expand our software offerings, Our lidar-based smart vision solution includes an embedded software solution that translates the information that lidar visualizes into data for machines. In most instances, our embedded software interacts with the broader software stack that is used for the specific application. For example, in automotive and mobility applications, our smart vision solution will provide software data that is used as a key input to inform the broader ADAS or autonomous driving software stack. Based on customer feedback, we are developing a broader software stack for specific use cases that can be packaged with our smart vision solutions. This fully-integrated package is key to our customers in emerging markets, such as security, smart cities, robotics, and drones. These offerings will provide additional revenue opportunities, as well as enhance our existing product portfolio by providing a fully-integrated package.
●	Develop licensing opportunities for our lidar-enabling technology. We are in the process of growing our revenue through new licensing ventures. As we continue to experience increasing adoption of our smart vision solutions, we have the ability to license our technology to our manufacturing partners in order to meet the growing demand for our products. Furthermore, because our foundational smart vision technology has become the reference architecture for many lidar use cases, we have the ability to capitalize on the growing market opportunity by partnering with other lidar manufacturers through licensing agreements. These new licensing ventures will help us to continue to address the global demand for lidar-based solutions while effectively increasing our manufacturing capacity. In addition, they can provide a high-margin revenue stream that will improve our overall financial results.
●	Expand our global customer base and channel relationships. We will continue to deploy a direct relationship sales model as well as engage key value-added resellers to serve and expand our global customer base. We have a direct sales and customer service organization of more than 50 people operating from key locations including San Jose, California; Detroit, Michigan; Boston, Massachusetts; Frankfurt, Germany and Beijing, China. This sales force is organized around the OEM, aftermarket and new market segments. The OEM segment includes vehicle manufacturers primarily in automotive, truck and shuttle applications. The aftermarket segment includes an array of new market entrants adding our smart vision products to existing vehicles. The new market segment includes an array of markets, from mapping, drone, robotics, security, industrial, among others.

We have also developed a network of over 25 value-added resellers, many of which provide system integration expertise in an array of end markets, as well as local customer service. We continue to expand and optimize our direct and dealer network to ensure that we have sufficient depth of end market solutions as well as geographic coverage across both existing and new markets. We believe this will help us develop emerging applications for our smart vision technology.

●	Pursue strategic acquisitions. We may pursue acquisitions as a means to complement our platform, if they represent a strategic fit and are consistent with our overall growth strategy. Such acquisitions would allow us to further accelerate the pace of our innovation and enable us to access new markets. While there is demand for our products today, we believe these acquisitions may create more expansive use cases for our products. We believe that because of our unique strengths in lidar development and manufacturing, we will be able to integrate, enhance and deploy new technologies.
●	Expand our manufacturing partnerships. We expect to reduce our focus on in-house manufacturing and increasingly leverage the expertise of our current and future manufacturing partners. As we start to see the commercialization of key markets, such as AV and ADAS, it will become critical for us to maintain sufficient supply of our smart vision solutions. In addition to pursuing increasing the scope of our relationship with Veoneer and Nikon, we are selectively pursuing new partnerships to give us an opportunity to improve or expand our platform through new technological capabilities or additional manufacturing capacity. This could come in the form of additional reference design licenses or other manufacturing agreements with cooperative partners.

Our Product Portfolio

Surround-View Hybrid Solid State Lidar

We offer a broad lineup of surround-view lidar to support numerous end applications, including autonomous vehicles, drones, security, and mapping. When we first introduced the HDL-64E, the world’s first real-time 3D lidar, we revolutionized autonomous mobility. Since then, we have introduced the HDL-32E, our 3D lidar solution with less than 2-centimeter precision. To address the growing need for smaller form factors, we created the Puck, our first solution weighing less than 1 kilogram, then the Ultra Puck and Alpha Prime which, deliver high resolution lidar at hundreds of meters in range. The Alpha Prime provides a superior combination of range, accuracy and resolution, making it ideal for high speed autonomy.

The Original Gold Standard

IIDL-64E was the world’s first commercially available real-time 3D lidar, supporting 64 lasers, a 360-degree field-of-view and a 120 meter range. The HDL-64E is based on the first prototype invented by David Hall during the DARPA challenge and to date has been driven millions of miles on public roads across the United States. This groundbreaking solution became the gold standard for high-performance lidar. Designed for robust obstacle detection this sensor continues to enable safe navigation of ground vehicles, such as heavy trucks and autonomous fleets, in ports, and on marine vessels.

Precision in a Smaller Form Factor

IIDL-32E was released in response to demand for a more compact and lighter sensor and this second-generation 3D lidar solution extends the core 360-degree technology developed for the HDL-64E. The HDL-32E features 32 lasers aligned over a 40-degree vertical field-of-view, generates up to 1.39 million points per second and was the first 3D lidar technology to provide distance and intensity measurements across 100 meters with less than 2-centimeter accuracy. More compact and lighter weight than its predecessor, the HDL-32E measures 5.7 inches high by 3.4 inches wide, weighs less than 2 kilograms and is developed to meet stringent military and automotive environmental specifications.

Small and Affordable

VLP-16 (Puck) is one of the most popular sensors on the market and offers 16 lasers and a 100 meter range. Developed with mass production and affordability in mind, the Puck retains the multi-laser design of our other sensors while offering lower power consumption, lighter weight and a more compact footprint at an attractive price point, making it ideal for low speed autonomy and driver assistance applications.

A Puck Optimized for Drones

VLP-16 LITE (Puck LITE) is the world’s lightest 16-laser lidar sensor at 590 grams and was designed expressly to address the exacting requirements of the UAV and aerial 3D mapping markets. Puck LITE achieves identical performance to the original Puck but reduces the sensor weight by almost 30 percent, critically enabling longer flight times. This lightweight, high-performance sensor retains 360-degree surround view to capture real-time 3D lidar data.

A Higher Resolution Puck

VLP-16 Hi-Res (Puck Hi-Res) is a further iteration of the original groundbreaking Puck and is designed for applications requiring high image resolution. While retaining surround view and 100 meter range, this sensor compresses the vertical field-of-view from 30 degrees to 20 degrees for a tighter laser distribution spaced at 1.33 degrees instead of 2.00 degrees. This design delivers more details in the 3D image at longer ranges and enables the host system to not only detect but also better identify objects at these greater distances. It is optimized for autonomous vehicle applications but will provide denser data and better object recognition in all its applications.

Higher Range and Resolution in a Compact Form Factor

VLP-32 (Ultra Puck), is the third generation of the Puck family. The high-density, long-range image generated by the Ultra Puck makes it an optimal solution for robotics, mapping, security, driver assistance and autonomous navigation. VLP-32 uses 32 lasers to double the range and resolution of its predecessor at a range of up to 200 meters. Ultra Puck also introduces firing exclusion and advanced features for minimizing false positives. The compact design is small and light enough to be placed below a car’s side-view mirror and greatly reduces the cost of the system required for a fully-autonomous vehicle.

Our Highest Performance Lidar

VLS-128 (Alpha Prime) is our flagship surround-view lidar and the first sensor in the world capable of 300-meter range, specifically made for autonomous driving and advanced vehicle safety at highway speeds. The lidar sensor incorporates 128 lasers and provides real-time 3D data up to 0.1-degree vertical and horizontal resolution. As the result of ten years of lidar development and learning from millions of tested road miles, the Alpha Prime provides the best combination of range, resolution and precision to enable Level 4 and Level 5 autonomous vehicles to function both at highway speeds as well as in low-speed urban environments. We were recognized with the Pace Automotive award for this product.

Future Products Announced

Directional Solid State Lidar

Our directional solid state lidar technology will combine the high reliability and long lifetime of traditional micro electro-mechanical systems (MEMS) solutions while also providing longer sensing range.

Velarray will combine performance, durability and convenience in a small form factor that can be seamlessly integrated behind windshields, within roof lines and on the body of the vehicle. With a 200-meter range and 120-degree horizontal and 35-degree vertical field-of-view, this solid-state lidar will offer best-in-class range and resolution for hidden and low-profile sensing and faster object identification for ADAS and autonomous applications.

Velabit will bring Velodyne’s performance and design to an embedded solution that can be hidden around or inside the vehicle. Aimed at satisfying a growing set of price-sensitive applications, Velabit will retain 100 meter range and high precision while being packaged in our smallest form factor. The Velabit will be our lowest-priced sensor.

Dome Lidar

Our dome hybrid solid state architecture has an innovative optical design that provides a 180-degree, hemispherical view of the surrounding environment in an embeddable form factor to enable detection of objects in close proximity, such as pedestrians and bicyclists.

VelaDome will be a category-creating sensor specifically designed for high-resolution, short-range sensing. The VelaDome will offer 180-degree by 180-degree field-of-view and the ability to detect objects as close as 0.1 meter. The VelaDome’s small form factor will fit for a variety of low profile mounting and styling options along the sides of an autonomous vehicle. This sensor’s near-field detection and high-density image will make it an ideal solution for a range of close-proximity automotive applications, including blind-spot monitoring.

Software Solutions

Vella

As part of our mission to drive commercial adoption, we will not only bring hardware and embedded solutions to market but are also developing a full software ADAS solution built around lidar, called Vella.

We believe Vella will fill a void that exists in the current marketplace, which extensively relies on software stacks developed around cameras and radar. With lidar’s ability to map the world dynamically and precisely, the Vella software solution will be able to deliver a rich set of safety and autonomy applications to any vehicle that utilizes a Velarray lidar. We believe this will provide an opportunity for us to monetize our data assets, providing us with a potential new source of revenue through a data and software services model.

These announced products are not yet available for shipment to customers, and there are risks associated with developing and producing new products. See “Risk Factors — The markets in which Velodyne competes are characterized by rapid technological change, which requires it to continue to develop new products and product innovations, and could adversely affect market adoption of our products.”

Our Customers

Since creating the first lidar solution for 3D vision in 2006, we have delivered more than 40,000 sensors to our customers and generated cumulative sales of over $570 million to date. Our customers deploy our smart vision technology in various applications across markets, including in autonomous vehicles, ADAS, UAVs, mapping, industrial automation, self-driving rovers, autonomous vessels, smart city initiatives and robotics. In 2017, 2018, 2019 and 2020, over 300 customers, including distributors who sell our products to additional end customers, purchased smart vision solutions from us. More than 200 of those customers are in non-automotive markets.

In 2017, three customers each accounted for more than 10% of our revenue, one of which accounted for 26% of the revenue. The customer who accounted for 26% of our revenue in 2017 made substantial purchases of our products for research and development projects in 2017, but did not repeat such purchases in 2018 and 2019. In both 2018 and 2019, two customers each accounted for more than 10% of our revenue.

We define the number of customers as the number of customers for which we have received an order for one or more of our products. Our count of customers does not include partners to which we have sold product for their own demonstration purposes. A single organization or customer may represent multiple customers due to separate divisions, segments or subsidiaries.

The following is a representative list of our current customers as of June 30, 2020:

Automotive OEMs and Tier 1 Suppliers		Auto System Integrators	Last Mile Delivery	Non-Automotive Markets
AID(1)	Caterpillar	Aptiv	Gatik	Caterpillar
General Motors	Ford Motor Company	Argo AI	Idriverplus	Google
Hyundai MOBIS	Honda	DiDi(2)	Marble	HERE Technologies
SAIC Innovation Center	PACCAR	Easymile	ThorDrive	Leica Geosystems
Zoox	Toyota Research Institute	Local Motors	Udelv	TomTom
	Volkswagen	Navya Optimus Ride Uber ATG Voyage Yandex

(1)	Autonomous Intelligent Driving GmbH, an Audi subsidiary
(2)	Beijing DIDI Infinity Technology & Development Co., Ltd. (DiDi)

Our Customer and Manufacturing Partner Agreements

We expect to reduce our focus on in-house manufacturing and increasingly leverage the experience of our current and future manufacturing partners. Currently, our two key manufacturing partners are Veoneer and Nikon Corporation. We have multi-year agreements with each of Veoneer and Nikon Corporation. A summary of those agreements is set forth below.

Veoneer Agreement

In January 2019, we entered into a License and Supply Agreement with a U.S. subsidiary of Veoneer. This is the only agreement we have with Veoneer. Under the agreement, Veoneer will receive certain license rights from us to enable it to manufacture and distribute certain of our lidar products for customers pre-approved by us. We also agreed to provide Veoneer with certain product development support and consulting services. Veoneer does not manufacture our lidar products for subsequent sale by us.

The License and Supply Agreement also includes exclusivity obligations restricting Veoneer’s ability to sell third-party or internally developed lidar technology to a pre-approved customer in certain defined scenarios during the term of an existing purchase order with such pre-approved customer. Similarly, the exclusivity provisions in the agreement restrict our ability to sell lidar products or a license to sell such lidar products to a pre-approved customer in certain defined scenarios during the term of an existing purchase order with such pre-approved customer. In the event that either party violates these exclusivity provisions, the violating party will owe the non-violating party a fixed-rate royalty based on the sales of products sold in violation of the exclusivity provisions.

Veoneer made an initial payment under the license and will pay us a royalty based on the sales price of lidar products sold by or on behalf of Veoneer. The agreement contains certain minimum revenue targets for the calendar years 2021 through 2024. If not met and provided Veoneer has not compensated us for the shortfall or the targets have not been adjusted by agreement between the parties, we may terminate the agreement.

The agreement has a term of seven years and will continue with respect to any purchase orders awarded prior to the termination of the agreement. Twelve months after the effective date of the agreement, either party may terminate the agreement if no purchase order has been awarded and no purchase order is in the process of being fulfilled or performed during any consecutive twelve month period. Neither party is currently entitled to terminate the agreement under this particular provision. Additionally, the License and Supply Agreement may be terminated by either party as the result of specific sales by Veoneer of competitive lidar products for which we had a lidar product available and did not refuse the sale, upon uncured material breach of the License and Supply Agreement by the other party or upon certain insolvency or bankruptcy proceedings involving the other party.

Nikon Agreement

In April 2019, we entered into a manufacturing agreement with Nikon Corporation. Under the agreement, Nikon will manufacture certain of our lidar products for us at an agreed upon price per unit manufactured, subject to certain adjustments. The agreement also provides for minimum product shipments for the first four quarters following the commencement of production. The arrangement contemplates a multi-year agreement, and GRAF is so far committed to one year with the ability to extend beyond that additional commitment period upon mutual agreement with Nikon.

In addition to multi-year manufacturing agreements, we have in place various multi-year agreements with customers, including, non-automotive customers and automotive customers such as OEMs, Tier 1 suppliers and system integrators. We are actively negotiating several with our potential non-automotive and automotive customers.

Existing Multi-Year Contracts

We have several multi-year agreements with different types of customers, including automotive OEMs, Tier 1 suppliers and system integrators and non-automotive customers. These agreements generally provide for one-year demand forecasts, with quarterly volumes and prices for the year. After the first year, we and the customer have the ability to evaluate need and price for subsequent forecasts. These agreements provide unit discounts for both volume commitments and marketing commitments. These multi-year agreements also provide terms and conditions of sale that are negotiated based on price and volume commitment.

Competition

The market for perception solutions for autonomous applications is an emerging market, with many potential applications in the development stage. As a result, we face competition from a range of companies seeking to have their products incorporated into these applications that are being developed and it may take a long period of time for our primary competitors to emerge. Our competitors are also working to advance technology, reliability, and innovation in their development of new and improved solutions. Although we believe that we have market leading technology, we continue to face competition from existing competitors and new companies emerging in the lidar, camera and radar industries. It will take these new smaller companies a substantial period of time to gain the recognition and trust of top-tier automotive OEMs, as well as customers and partners in other non-automotive industries. Many of our competitors offer more limited solutions for niche applications. Some competitors are currently selling solutions that offer lower levels of performance in ADAS and new markets. In the ADAS market, a number of competitors have already achieved substantial market share using camera and radar-based perception sensing solutions. Velodyne is entering the ADAS market with a higher performance product that empowers higher performance ADAS systems, which we expect can displace current solutions and increase market share. However, the growing number of competitors will divide the markets in the meantime.

We believe our solutions and innovation continue to support our position as a leader in advancing technology in the market for perception solutions for autonomous applications. For example, our patented optomechanical design of our lidar, including the particular arrangement of our solid-state lasers and detectors to create up to a 360-degree field of view, has become the reference architecture for the use of lidar in autonomous vehicle programs. Additionally, our leading technology is enabled by our proprietary calibration methodologies, which afford our solutions the precision required for autonomous applications. Our manufacturing experience and methodologies allow us to commercialize our solutions and meet the demands of our customers at price points that can stimulate broad adoption and we believe our transition to third-party manufacturers will further help us with production at scale. We continue to develop our new and existing solutions and we continue to expand our channel partner networks to maintain our wide global reach in various regions.

Sales and Marketing

We continue expanding our sales and marketing efforts to attract new customers and grow orders from existing customers. We have developed a global network of active direct dealers and distributors to sell, install and support our solutions. We will continue to expand and optimize our dealer network to ensure that we have sufficient geographic coverage across both existing and new markets. Our channel partner ecosystem helps develop emerging applications for our smart vision technology.

Through our marketing efforts and strategic relationships we also continue to expand our global network of customers and channel partners. We are well known to global automotive OEMs, Tier 1 suppliers and customers using 3D lidar for non-automotive use cases, including mapping applications, UAVs, robotics, smart cities and industrial applications. These relationships allow us to continue to reach additional customers and partners globally. We also leverage opportunities to present and speak at conferences, executive events, trade shows and industry events to further develop our brand and reputation. These opportunities also allow us to showcase our technology and attract additional customer and channel partner interest. Through industry events and strategic relationships, we continue to identify the evolving needs of our customers and, as a result, develop new and improved solutions. Our technology and solutions have also been covered in certain analyst research reports, naming us a key player in the 3D vision lidar industry.

Research and Development

We have invested a significant amount of time and expense into research and development of lidar-based technologies. Our ability to maintain our leadership position depends in part on our ongoing research and development activities. Our research and development team is responsible for the design, development, manufacturing and testing of our products. We focus our efforts on development in the areas of novel lidar architecture, advanced product design, innovative manufacturing technologies and advanced algorithms.

Additionally, our transition to ASICs will allow us to increase performance of our products, lower costs and reduce reliance on any key suppliers. This transition to ASICs, as well as other such innovations, positions us well for increased volumes associated with the growth of our end markets.

Our research and development is largely conducted at our headquarters in San Jose, California and at our offices in Alameda, California. As of June 30, 2020, we had approximately 125 full time employees engaged in our research and development activities.

Intellectual Property

Our ability to be at the forefront of innovation in the lidar market depends in part on our ability to obtain and maintain patents and other proprietary rights relating to our key technology, and our ability to successfully enforce these rights against third parties. Our defensible market position is the result of our many years of tried-and-tested innovation that resulted in proprietary intellectual property, including in our embedded software, manufacturing processes and calibration methodology. We believe this intellectual property is strongly protected by our registered patents as evidenced by a recent favorable ruling by the U.S. Patent Trial and Appeals Board.

We have also filed patents and trademark applications in order to further secure these rights and strengthen our ability to defend against third parties who may infringe on our rights. We also protect our proprietary rights through agreements with our customers and channel partners.

As of June 30, 2020, we had 21 issued and 4 allowed U.S. patents and 41 pending U.S. patent applications. These issued patents begin expiring in 2027. We also have in the aggregate 108 pending Patent Cooperation Treaty (PCT) applications and non-U.S. national stage applications corresponding to various U.S. patent applications described above.

The applications and issued patents cover a broad range of system level and component level aspects of lidar technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there is no assurance that these pending patent applications will provide us with protection.

Government Regulation

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that will require us to diligence, disclose and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products.

In addition, our operations are subject to various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety.

As the cars that carry our sensors go into production, we will be subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting requirements. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act, or TREAD, which requires equipment manufacturers, such as us, to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury related to our products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. As the development of federal and state regulation of autonomous machines and vehicles continues to evolve, we may be subject to additional regulatory schemes.

Legal Proceedings

From time to time we are involved in actions, claims, suits and other proceedings in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters.

Quanergy Litigation

In September 2016, Quanergy Systems, Inc. (Quanergy) filed a complaint against us and one of our customers in the Northern District of California (the District Court litigation), seeking a declaratory judgment of non-infringement of one of our patents, U.S. Patent No. 7,969,558 (the ‘558 patent) and asserting state and federal trade secret misappropriation claims against us and our customer and breach of contract and constructive fraud claims against our customer. In November 2016, Quanergy filed an amended complaint, removing its trade secret misappropriation claims against us, dropping our customer from the suit and dropping the related claims of breach and constructive fraud. The amended complaint maintained only the declaratory judgment of non-infringement action against us. In December 2016, we filed an answer generally denying the allegations and relief requested in Quanergy’s amended complaint. Our answer also included counterclaims against Quanergy asserting direct, indirect, and willful infringement of the ‘558 patent. In January 2017, Quanergy filed an answer generally denying the allegations in our patent infringement counterclaims and requesting relief. The court held a claim construction hearing on September 13, 2017 and issued a claim construction order on October 4, 2017, which adopted the majority of our proposed constructions. In June 2018, the district court entered an order granting a joint stipulation to stay the litigation.

Quanergy filed two petitions for inter partes review with the U.S. Patent Office’s Patent Trials and Appeal Board (PTAB) in November 2017, challenging all claims of the ‘558 patent that we asserted. We filed our Patent Owner Preliminary Response to Quanergy’s petitions on March 7, 2018. The PTAB issued an institution decision on May 25, 2018, instituting review of all challenged claims. We subsequently filed our Patent Owner Response and a Contingent Motion to Amend the claims. The PTAB held oral argument on February 27, 2019. On May 23, 2019, the PTAB issued a Final Written Decision upholding the validity of all the challenged claims, finding that Quanergy did not prove by a preponderance of the evidence that any of the challenged claims of the ‘558 patent were unpatentable, and denying our contingent motion as moot. In June 2019, Quanergy filed a request for rehearing. On May 21, 2020, the PTAB denied Quanergy’s request for a rehearing. On July 21, 2020, Quanergy filed a Notice of Appeal, appealing the PTAB decision to the U.S. Court of Appeals for the Federal Circuit.

Hesai and RoboSense Litigation

On August 13, 2019, we filed separate complaints against Hesai Photonics Technology Co., Ltd. (Hesai) (5:19-cv-4742-EJD) and Suteng Innovation Technology Co., Ltd. (RoboSense) (5:19-cv-4746-EJD), in the United States District Court for the Northern District of California. These complaints allege infringement of the ‘558 patent by Hesai and RoboSense, respectively. In both cases, we are seeking, among other relief, a permanent injunction and to be determined monetary damages adequate to compensate us for the alleged infringement. Both cases were stayed pending resolution of the ITC investigation (No. 337-TA-1173). On July 8, 2020, we filed a Notice of Dismissal with Prejudice of the Hesai case (5:19-cv-4742-EJD) pursuant to the Litigation Settlement and Patent Cross License Agreement discussed further below. The Hesai case is now terminated. The case against Robosense (5:19-cv-4746-EJD) remains pending.

On August 15, 2019, we also filed a patent infringement complaint with the United States International Trade Commission (ITC) against Hesai and RoboSense. The complaint filed with the ITC alleges violations of Section 337 of the Tariff Act of 1930, as amended, by both Hesai and RoboSense and requests that the ITC investigate Hesai and RoboSense for unlawfully importing and selling products that infringe upon the ‘558 patent. On August 28, 2019, we filed a supplement with the ITC. We are asking the ITC to issue permanent limited exclusion orders and permanent cease and desist orders against Hesai and RoboSense to stop the importation and sale of the following products in the United States: (a) rotating 3-D lidar devices; (b) components thereof; and (c) sensing systems containing the same. On September 11, 2019, we received notice that the ITC instituted an investigation of Hesai and RoboSense (No. 337-TA-1173). On July 8, 2020, Velodyne and Hesai jointly moved to terminate the ITC investigation with respect to Hesai pursuant to the Litigation Settlement and Patent Cross License Agreement discussed further below. On July 13, 2020, the ALJ issued Order No. 33, granting the joint motion. Order No. 33 is an Initial Determination that terminates Hesai from the Investigation. On August 4, 2020, the Commission issued a Notice determining not to review the Initial Determination terminating the investigation as to Hesai. As a result, the case against Hesai is now terminated. The case against Robosense remains pending.

On November 8, 2019, Velodyne Lidar Inc., Velodyne Europe GmbH, Gotting KG, and IFTAS GmbH were sued by Hesai for alleged patent infringement before the District Court of Frankfurt, Germany (Docket No. 2-6 O 461/19). Hesai sought money damages and an injunction. On July 8, 2020, Hesai withdrew the case pursuant to the Litigation Settlement and Patent Cross License Agreement discussed further below. This case is now terminated.

On April 30, 2020, Hesai filed four cases in the Shanghai Intellectual Property Court against the us, Beijing Velodyne Laser Technology Co., Ltd (Velodyne Beijing), and Shanghai Keming Instrument Co., Ltd (Keming) (collectively, Defendants). The cases were docketed by the court on May 6, 2020. Hesai asserted that the Defendants infringed three patents registered in the People’s Republic of China. Each case sought an injunction and monetary damages. On July 8, 2020, Hesai withdrew the four China cases pursuant to the Litigation Settlement and Patent Cross License Agreement discussed further below. These cases are now terminated.

On June 24, 2020, we entered into a Litigation Settlement and Patent Cross-license Agreement with Hesai to resolve all of the disputes between us, as described above, and agreed on the terms of a patent cross-license and releases of liability. The parties also agreed to terminate all of the matters related to Hesai described above.

Our litigation with RoboSense is ongoing and was not resolved by the settlement agreement described above.

Employment Matters

On April 3, 2020, a former employee filed a class action lawsuit in the United States District Court for the Northern District of California. The complaint alleges that we violated the federal Worker Adjustment and Retraining

Notification Act, or WARN Act, and California WARN Act in connection with our termination of the employment of the plaintiff and other similarly situated employees. The plaintiff seeks to certify the action as a class action and seeks various other remedies on behalf of himself and others, including unpaid wages, salaries, commissions, bonuses and other compensation and benefits that would have accrued during the following 60 days. The parties reached an agreement to resolve the case and the plaintiff filed a voluntary dismissal of the case on June 29, 2020 in accordance with the terms of the settlement. This case is now terminated.

On June 8, 2020, a former employee filed a class action lawsuit in the Santa Clara County Superior Court of the State of California. The complaint alleges that, among other things, we failed to pay minimum and overtime wages, final wages at termination, and other claims based on meal periods and rest breaks. The plaintiff is bringing this lawsuit on behalf of herself and other similarly situated plaintiffs who have not been identified and is seeking to certify the action as a class action. The plaintiff seeks unspecified damages as well as attorneys’ fees. The Court has scheduled an initial Case Management Conference for October 2, 2020 and has imposed a stay on discovery until that date.

Employees

As of June 30, 2020, we employed approximately 287 people. We also engage numerous consultants and contractors to supplement our permanent workforce. None of our employees are represented by a labor union or covered by collective bargaining agreements. We believe we have strong and positive relations with our employees.

Facilities

Our corporate headquarters is located in San Jose, California, consisting of approximately 205,000 square feet of office and manufacturing space. See “Certain Relationships and Related Transactions — Velodyne's Related Party Transactions — Leases” for a description of the leased space. We also lease offices in Alameda, California, Riisselsheim, Germany and Beijing, China. We believe that our office space is adequate for our current needs and, should we need additional space, we believe will be able to obtain additional space on commercially reasonable terms.

VELODYNE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Velodyne’s results of operations and financial condition should be read in conjunction with the information set forth in Velodyne’s financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements based upon Velodyne’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Velodyne Lidar, Inc., a Delaware corporation, and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiaries following the consummation of the Business Combination.

Overview

Velodyne is the global leader in lidar technology providing real-time 3D vision for autonomous systems, which we call smart vision. Our smart vision solutions are advancing the development of safe automated systems throughout the world, thereby empowering the autonomous revolution by allowing machines to see their surroundings. In automotive applications, our products improve roadway safety by providing perception data for reliable object avoidance and safe path-planning. We have a vision we call LIVE, Lidar In Vehicles Everywhere, which encompasses a mass-produced lower cost lidar sold for every model of car and truck. We believe safety on the roadways is for everyone. To improve roadway, bicycle, and pedestrian safety, we sell automotive solutions to the rapidly expanding ADAS market, which will incrementally address the requirements of the NHTSA 5-Star Safety Ratings System. Our lidar-based smart vision solutions are also deployed in many non-automotive applications, such as autonomous mobile robots, UAVs, last-mile delivery, precision agriculture, advanced security systems and smart city initiatives, among others. Our first products were commercially available in 2010. Since then, we have shipped over 40,000 units and generated cumulative revenue of over $570 million. While purchases have been primarily focused on research and development projects, several of our non-automotive customers are in commercial production with their offerings.

Our proprietary smart vision solutions offer several advantages over other sensor technologies for a broad range of applications. Using an array of eye-safe lasers, our lidar solutions measure distances in the environment at the speed of light. Unlike camera-based solutions, lidar solutions allow machines to see in 3D by providing precise distance measurements of surrounding objects. Compared to radar, lidar provides better resolution for superior object detection and classification. Lidar also performs better than cameras in low light conditions and produces fewer errors. According to a report by AAA, current pedestrian detection systems proved relatively ineffective at protecting pedestrians and bicycles in various tests, particularly at night. Lidar systems currently being tested can detect pedestrians equally well during daytime and nighttime conditions because the systems provide self-illumination by means of laser beams. By sending an alert or applying the brakes, these lidar systems are equipped to mitigate death and injury. These advantages of lidar, combined with lower computing power requirements, enable autonomous platforms to make fast and accurate decisions to mitigate collisions. Velodyne’s proprietary lidar-based hardware and software solutions combine class-leading range, up to centimeter-level accuracy and lower power consumption with high-grade reliability.

Our visionary founder and executive chairman, David Hall, is a serial inventor and successful business leader. Mr. Hall created the world’s first lidar solution for the Grand Challenges for autonomous vehicles organized by the Defense Advanced Research Projects Agency (“DARPA”). In a historic engineering milestone, Mr. Hall invented a lidar sensor that could see and measure the vehicle’s surroundings with unprecedented precision, enabling the vehicle to navigate the course autonomously.

Since the DARPA Grand Challenge, we have rapidly developed and released a suite of lidar products and achieved many key corporate milestones.

Many of the markets we are pursuing with our smart vision solutions are currently in pre-commercial development phases. Selling into these markets typically involves lower unit volume, but higher per-unit prices, with customers placing fewer and less consistent orders. One of the goals during the pre-commercial development phase is to demonstrate to customers that our products can be affordably and reliably manufactured. Accordingly, in certain instances, we have strategically reduced the price of our smart vision solutions in an effort to drive market adoption in automotive and non-automotive applications. In addition, our sales have been subject to significant fluctuations. Our customers in pre-commercial development may have purchased their requirements of our products in earlier periods and are not expected to begin purchasing again in volume unless and until they reach commercial deployments. Finally, as we have introduced higher functionality products, in certain cases we have experienced delays as we work with customers to achieve the required functionality and performance which has resulted in slower than expected market adoption of these products. As a result of these factors and other investments we have made in our business, our operating results have fluctuated from period to period and our revenue has declined year over year since 2017. As a number of our target markets reach commercialization, we expect there to be a shift towards higher unit volume at lower per-unit prices, with more predictable customer demand. However, future revenue can be difficult to predict as commercial success of a product is inherently uncertain.

We have successfully sold our smart vision solutions into the highly competitive automotive market. Automotive OEMs and their suppliers are just beginning to commercialize autonomous systems that rely on lidar technology. After many years of investment, there have been significant advancements in autonomous vehicle technology and ADAS. To date, the ADAS market has depended heavily on optical and radar perception technologies. We believe that lidar-based solutions offer superior capabilities for ADAS applications, and that the ADAS market will be the first to adopt widespread commercialization of lidar. The race to fully autonomous vehicles has also pushed our customers closer to commercializing lidar-based solutions. Achieving success in the automotive market, especially in ADAS and autonomous driving applications, requires participation in competitive design cycles that can last for many years.

While the automotive market is a key focus, we have successfully sold our smart vision solutions to customers and partners developing non-automotive, next-generation solutions, including UAVs, self-driving rovers, autonomous vessels, industrial and security robots, mapping applications for topography and surveying and smart city initiatives. We also license our technology and provide development services to customers and business partners. Of the more than 300 customers that purchased smart vision solutions from us and our distributors in the last three fiscal years, more than 200 are using our smart vision solutions for non-automotive applications. In 2019, for example, we generated slightly over half of our revenue from sales to customers deploying our smart vision solutions in non-automotive applications. Most of these next-generation solutions in emerging non-automotive markets are still in the pre-commercial development stage and, as a result, our future success depends on these customers bringing these projects to commercial scale.

We have historically manufactured our products in our 203,800 square foot manufacturing facility in San Jose, California and our recently sold 46,630 square foot manufacturing facility in Morgan Hill, California. These advanced manufacturing facilities enabled us to control all critical aspects of product development and commercialization within close proximity of our engineering and development teams, most of which are located at these or other locations in the San Francisco Bay Area. Moving forward, as automotive and other applications that use our products approach more widespread commercialization, we believe mass production capabilities will be required and expect to rely on third-party manufacturing partners. To this end, we have partnered with Veoneer and Nikon and are in negotiations with other third-party manufacturers so that we can efficiently scale to meet the demand of high volume markets while simultaneously innovating at our primary research facilities.

We began developing our lidar technology in 2005 as part of Velodyne Acoustics, which was formed in 1983. In December 2015, Velodyne was incorporated as a new company and all of the assets and operations related to our lidar business were assigned to us. Since the spin-off, we have operated as a standalone, independent entity and the results of operations since that date represent the results of the lidar business.

We are currently confronting numerous operational limitations due to the global outbreak of coronavirus in early 2020. We have manufacturing locations that have been, and continue to be, severely impacted due to national and regional government declarations requiring closures, quarantines and travel restrictions. The coronavirus pandemic is also adversely affecting our customers’ business operations. The extent of the impact of the coronavirus pandemic on our operational and financial performance will depend on various future developments, including the duration and spread of the outbreak and impact on our customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. We expect the coronavirus pandemic to adversely impact our revenue and results of operations, but we are unable to predict at this time the size and duration of this adverse impact. For more information on our operations and risks related to health epidemics, including the coronavirus, please see “Risk Factors — Velodyne's business could be materially and adversely affected by the current global COVID-19 pandemic.”

Impact of COVID-19

The extensive impact of the pandemic caused by the novel coronavirus (“COVID-19”) has resulted and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, states, counties and other jurisdictions have imposed, and may impose in the future, various measures, including but not limited to, voluntary and mandatory quarantines, stay-at-home orders, travel restrictions, limitations on gatherings of people, reduced operations and extended closures of businesses.

The timing of customer orders and our ability to fulfill orders we received was impacted by various COVID-19-related government mandates across our worldwide operations. We believe that this reduction in units sold was exacerbated by COVID-19. We have also witnessed certain current and prospective customers delaying purchases based on budget constraints or project delays related to COVID-19. While the broader and long-term implications of the COVID-19 pandemic on our workforce, operations and supply chain, customer demand, results of operations and overall financial performance remain uncertain, we believe that we will continue to experience disruptions to our business due to the COVID-19 pandemic in the second half of 2020.

The impact of COVID-19 and measures to prevent its spread have been impactful and continue to affect our business in several ways.

●	Our workforce. Employee health and safety is our priority. In response to COVID-19, we established new protocols to help protect the health and safety of our workforce. The actions include a no-touch temperature scan upon entering our premises and a policy requiring the use of face masks in our facilities. On the production floor of our San Jose, California manufacturing facility, we installed station barriers made of acrylic to separate and protect our workforce. We implemented global travel restrictions and work-from-home policies for employees who can accomplish their work remotely, such as those in the Finance, Marketing, and Communications teams. The company continues to stay up-to-date and follow the county and CDC guideline regarding requirements for a healthy work environment.
●	Operations and Supply Chain. As a result of COVID-19, we experienced some production delays in the second quarter and early in the third quarter of 2020 due to travel restrictions to Thailand, the location of one of our key manufacturing partners. We were also manufacturing at approximately 50% capacity for much of the second quarter of 2020. Today, we believe those production delays have been eliminated under the current work conditions, with our internal manufacturing and production capacity back to 100%. We are currently meeting sales demand through our factories in San Jose and those of our manufacturing partners in Thailand and Japan. The factory in San Jose was closed briefly in March, then re-opened with strict health precautions in place. The San Jose factory continued to produce the major lidar products required for the operation of our business and our manufacturing partners continue to produce lidar sensors on our behalf. In March 2020, we engaged a third party logistics partner that has allowed us to continue to ship finished goods from our San Jose factory. As part of our COVID-19 mitigation efforts, we performed continuous audits of our supply chain. Early in the pandemic, we learned that certain key suppliers were operating with limited staffing. Although we believe these key suppliers are now back to full staffing and capacity, we identified alternative sources of key suppliers and we are now able to purchase key materials from these alternative sources. Despite the staffing and operational limitations of certain suppliers during the COVID-19 pandemic, we believe the disruption to our supply chain has been minimal largely because we were operating at approximately 50% capacity until June.
●	Demand for our products. Demand for our products in the quarter ended June 30, 2020 was less than that in the corresponding period of 2019. We believe that this decline in customer demand was, in part, the result of customers impacted by COVID-19 and delayed purchasing decisions. While we continue to engage with current and potential customers, we believe some customers may delay purchases from us because their development programs may also be delayed as a result of COVID-19. We believe that demand for our products remains strong, but COVID-19 will result in some transactions we expected to occur earlier in 2020 being delayed until late 2020 or early 2021. When preparing the 2020 and 2021 projected financial information included in this prospectus, we considered these potential delays.
●	Positive customer trend in the pandemic. The global pandemic accelerated a few key robotic programs, which we believe will offset the impact of some of our customers’ delayed purchasing decisions. The accelerated programs include robots which disinfect the air and surfaces, providing more sanitized environments, and touchless delivery robots for food and medical supplies.
●	Liquidity, Working Capital, and the CARES Act. On March 27, 2020, the U.S. government enacted the CARES Act. On April 8, 2020, we received loan proceeds of $10.0 million under the CARES Act’s Paycheck Protection Program to help us offset delays in production and customer purchases. The principal and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels and that approval is received from the relevant government entity. The unforgiven portion of the PPP loan is payable over up to five years at an interest rate of 1% per annum, with a deferral of payments for the first six months.

See “Risk Factors” for further discussion of the possible impact of COVID-19 on our business.

Factors Affecting Our Performance

Design Wins.  We are developing our smart vision solutions as a key enabling technology for OEMs in automotive and other applications. Because our solutions must be integrated into a broader platform by the OEM, it is critical that we achieve design wins with these customers. The time necessary to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in other markets. Even within the automotive market, achieving a design win with an automotive OEM takes considerably longer than a design cycle for an aftermarket application. We consider design wins to be critical to our future success, although the revenue generated by each design win and the time necessary to achieve such a win can vary significantly making it difficult to predict our financial performance.

Pricing, Product Cost and Margins.  Our pricing and margins will depend on the volumes and the features of the solutions we provide to our customers. To date, most of our revenue has been generated by selling our smart vision solutions into pre-commercial development phase projects. In general, solutions incorporated into development-phase products require more complex configurations, have higher prices and higher gross margins. As our markets reach maturity and commercialization, we expect prices and margins will generally decrease. Our commercial-stage customers will require that our smart vision solutions be manufactured and sold at per-unit prices that enable mass market adoption. To meet the technological and pricing needs of customers reaching commercial scale, we are making significant investments in new solutions for both cost improvements and new features. Our ability to compete in key markets will depend on the success of these investments and our efforts to efficiently and reliably produce cost-effective smart vision solutions for our commercial-stage customers. We have customers with technologies in various stages of development. We anticipate that our prices will vary by market and application due to market-specific supply and demand dynamics and product lifecycles.

Commercialization of Lidar-based Applications.  While we believe that we are approaching the inflection point of adoption of lidar across applications and that Velodyne is well-positioned, with strong customer relationships and a growing government interest in urban safety, in both automotive and nonautomotive markets to take advantage of this opportunity, we expect that our results of operations, including revenue and gross margins, will fluctuate on a quarterly basis for the foreseeable future as our customers continue research and development projects and begin to commercialize autonomous solutions that rely on lidar technology. As more customers reach the commercialization phase and as the market for lidar solutions matures, these fluctuations in our operating results may become less pronounced. However, in the near term, our revenue may not grow as we expect until more customers commercialize their products.

End Market Concentration.  Historically, our revenue has been from a small number of end markets. For example, in fiscal 2019, approximately 44% of our revenue came from the automotive market, although we had more than half of our customers from non-automotive markets. We believe our entry into new markets will continue to facilitate revenue growth and customer diversification. While we will continue to expand the end markets we serve, we anticipate that sales to a limited number of end markets will continue to account for a significant portion of our total revenue for the foreseeable future. Our end market concentration may cause our financial performance to fluctuate significantly from period to period based on the success or failure of the markets in which we compete. Success in an end market, or commercialization, is uncertain and may develop differently in each case, with unique pricing, volume and cost dynamics. Additionally, as production scales in order to meet the demands of commercialization, pricing pressure increases and the amount of that pressure is expected to vary by market.

Sales Volume.  A typical design win can generate a wide range of sales volumes for our solutions, depending on the end market demand for our customers’ products. This can depend on several factors, including the reputation of the end customer, market penetration, product capabilities, size of the end market that the product addresses and our end customers’ ability to sell their products. In addition to end market demand, sales volumes also depend on whether our customer is in the development, commercialization or production phase. In certain cases, we may provide volume discounts on sales of our solutions, which may or may not be offset by lower manufacturing costs related to higher volumes.

Continued Investment and Innovation.  We believe that we are the industry-leading lidar provider with proven designs, extensive product offerings and advanced manufacturing capabilities. Our financial performance is significantly dependent on our ability to maintain this leading position. This is further dependent on the investments we make in research and development. It is essential that we continually identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products, enhance and service existing products and generate active market demand for our products. If we fail to do this, our leading market position and revenue may be adversely affected, and our investments in that area will not be recovered.

Components of Results of Operations

Revenue

The majority of our revenue comes from the sale of our lidar sensors directly to end users and through our network of U.S. and international distributors. Product revenue is recognized when control of the products is transferred to the customer, which is generally upon shipment. For custom products that require engineering and development based on customer requirements, revenue is recognized over time using an output method based on units of product shipped to date relative to total production units under the contract. We also generate a portion of our revenue from intellectual property licensing, royalties and the sale of services related to product development, validation, extended warranty and product repair services. License revenue is recognized upon delivery of the intellectual property if there are no substantive future obligations to perform under the arrangement. Royalties are recognized at the later of the period the sales occur or the satisfaction of the performance obligation to which some or all of the royalties have been allocated. As our manufacturing partners to whom we have licensed our technology start selling to customers we expect royalty revenue to increase as a percentage of total revenue. Service revenue is recognized as the services are performed.

Cost of Revenue

Cost of revenue includes the manufacturing cost of our lidar sensors, which primarily consists of personnel-related costs directly associated with our manufacturing organization, and amounts paid to our third-party contract manufacturers and vendors. Our cost of revenue also includes depreciation and amortization, cost of component inventory, product testing costs, costs of providing services, an allocated portion of overhead, facility and IT costs, warranty costs, excess and obsolete inventory and shipping costs. We expect cost of revenue to increase in absolute dollars in future periods.

Gross Profit and Gross Margin

Our gross profit in future periods will depend on a variety of factors, including: market conditions that may impact our pricing; product mix changes between established products and new products and licenses; excess and obsolete inventories; our cost structure for manufacturing operations, including third-party manufacturers, relative to volume; and product support obligations. Additionally, we believe our transition to an outsourced manufacturing model will favorably impact our gross profit over time. Our gross margin varies by product. In addition, our license revenue has lower cost, and therefore it contributes to higher gross margin. We expect our gross margins to fluctuate over time, depending on the factors described above.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs directly associated with our research and development organization, with the remainder being prototype expenses, third-party engineering and contractor costs, an allocated portion of facility and IT costs and depreciation. Our research and development efforts are focused on enhancing and developing additional functionality for our existing products and on new product development, including new releases and upgrades to our lidar sensors. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we increase our investment in software development to broaden the capabilities of our solutions and introduce new products and features.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of personnel-related costs directly associated with our sales and marketing activities. These include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment, an allocated portion of facility and IT costs and depreciation. We expect that our sales and marketing expenses will increase in absolute dollars over time as we hire additional sales and marketing personnel, increase our marketing activities, grow our domestic and international operations, and build brand awareness.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses associated with our general and administrative organization, professional fees for legal, accounting, and other consulting services, an allocated portion of facility and IT costs and depreciation. We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services. We also expect to increase the size of our general and administrative function to support the growth of our business.

Restructuring Expenses

Restructuring expenses primarily consist of costs of employee termination benefits incurred in connection with our restructuring plan to downsize the manufacturing function and related engineering and administrative functions in our California locations in March 2020. The purposes of this plan are to align resource requirements with the company’s initiatives to lower our cost structure and to increase our production capacity by outsourcing a majority of manufacturing activities. The plan included a reduction of workforce and has been substantially completed as of June 30, 2020.

Stock-Based Compensation

While our stock-based compensation charges to date have been relatively insignificant, we expect our stock-based compensation expense within cost of revenue, research and development, sales and marketing, and general and administrative expenses to increase significantly, starting after we complete the Business Combination. As of June 30, 2020, all compensation expense related to RSAs and RSUs remained unrecognized because the liquidity vesting condition, which is (i) an initial public offering, or (ii) a Company sale event, was not probable of being satisfied. At the time the liquidity vesting condition becomes probable, which is not until such condition is satisfied, we will recognize the cumulative stock-based compensation expense for the outstanding RSAs and RSUs using the accelerated attribution method. If the liquidity vesting condition had occurred on June 30, 2020, we would have recorded $67.1 million of stock-based compensation related to the RSAs and RSUs and we would recognize additional unamortized stock-based compensation of $28.5 million over a weighted-average remaining requisite service period of 1.7 years. While the completion of the Business Combination does not automatically result in satisfaction of the liquidity vesting condition, it is expected that a liquidity event will be deemed to have occurred by the board of the post-combination company following the completion of the Business Combination and at that time we would expect to record significant stock-based compensation expense.

Interest Income and Expense

Interest income consists primarily of income earned on our cash equivalents and investments in marketable securities. These amounts will vary based on our cash, cash equivalents and short-term investment balances, and also with market rates. Interest expense consists primarily of interest on our equipment capital leases and credit facility.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency transaction gains and losses related to the impact of transactions denominated in a foreign currency other than the U.S. Dollar. As we have expanded our international operations, our exposure to fluctuations in foreign currencies has increased, and we expect this to continue.

Provision for Income Taxes

Our provision for income taxes consists of federal, state and foreign current and deferred income taxes. As we expand the scale and scope of our international business activities, any changes in the United States and foreign taxation of such activities may increase our overall provision for income taxes in the future.

We have a full valuation allowance for net deferred tax assets, including federal and state net operating loss carryforwards and research and development credit carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income.

We believe that we have adequately reserved for our uncertain tax positions, although we can provide no assurance that the final outcome of these matters will not be materially different. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our consolidated results of operations data for the periods presented:

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020

	(in thousands)
Revenue	$182,090	$142,946	$101,398	$68,909	$45,417
Cost of revenue(1)	101,713	112,066	71,630	38,272	29,929
Gross profit	80,377	30,880	29,768	30,637	15,488
Operating expenses(1):
Research and development	31,610	51,993	56,850	25,690	29,118
Sales and marketing	13,956	22,137	21,873	10,819	8,672
General and administrative	9,978	12,902	20,058	6,489	16,363
Restructuring	—	—	—	—	1,043
Total operating expense	55,544	87,032	98,781	42,998	55,196
Operating income (loss)	24,833	(56,152)	(69,013)	(12,361)	(39,708)
Interest income	489	630	1,146	755	117
Interest expenses	—	(14)	(77)	(27)	(38)
Other income (expense), net	249	(136)	35	27	(143)
Income (loss) before income taxes	25,571	(55,672)	(67,909)	(11,606)	(39,772)
Provision for (benefit from) income taxes	9,810	6,628	(683)	52	(6,660)
Net income (loss)	$15,761	$(62,300)	$(67,226)	$(11,658)	$(33,112)

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue for the periods presented:

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020
Revenue	100%	100%	100%	100%	100%
Cost of revenue	56	78	71	56	66
Gross profit	44	22	29	44	34
Operating expenses:
Research and development	17	36	56	37	65
Sales and marketing	8	16	22	16	19
General and administrative	5	9	20	9	36
Restructuring	0	0	0	0	2
Total operating expenses	30	61	97	62	122
Operating income (loss)	14	(39)	(68)	(18)	(88)
Interest income	0	0	1	1	0
Interest expense	0	0	0	0	0
Other income (expense), net	0	0	0	0	0
Income (loss) before income taxes	14	(39)	(67)	(17)	(88)
Provision for (benefit from) income taxes	5	5	(1)	0	(15)
Net income (loss)	9%	(44)%	(66)%	(17)%	(73)%

(1)	Includes stock-based compensation expense as follows:

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020

	(in thousands)
Cost of revenue	$—	$—	$—	$—	$—
Research and development	156	93	97	48	21
Sales and marketing	—	—	—	—	—
General and administrative	78	114	38	38	135
Total stock-based compensation expense	$234	$207	$135	$86	$156

Our stock-based compensation expense primarily related to our stock options for all periods presented. As of June 30, 2020, no compensation expense related to restricted stock awards and units (“RSAs and RSUs”) had been recognized because the performance vesting condition, which is (i) an initial public offering, or (ii) a Company sale event, was not probable of being met. If the performance vesting condition had occurred on June 30, 2020, we would have recorded $67.1 million of stock-based compensation expense related to the RSAs and RSUs.

Comparison of the Six Months Ended June 30, 2019 and 2020

Revenue

	Six Months Ended June 30,		Change	Change
	2019	2020	$	%

	(dollars in thousands)
Revenue:
Products	$51,536	$27,849	$(23,687)	(46)%
License and services	17,373	17,568	195	1
Total	$68,909	$45,417	$(23,492)	(34)
Revenue by geographic location:
North America	$35,716	$13,903	$(21,813)	(61)%
Asia and Pacific	20,538	25,774	5,236	25
Europe, Middle East and Africa	12,655	5,740	(6,915)	(55)
Total	$68,909	$45,417	$(23,492)	(34)

Total revenue decreased by $23.5 million, or 34%, to $45.4 million for the six months ended June 30, 2020, from $68.9 million for the six months ended June 30, 2019. The $23.7 million decrease in product revenue reflected a decrease of approximately $13.0 million related to reduction in average selling price for lidar sensors and a decrease of approximately $10.0 million related to reduction in total units sold as a result of the timing of customer demand related to their programs. The timing of customer orders and our ability to fulfill orders we received was impacted by various COVID-19 related government mandates across our worldwide operations. The reduction in average selling price reflected our continued objective to drive additional adoption of our smart vision solutions in multiple end markets. Our revenue has been subject to significant fluctuations. Our customers in pre-commercial development phrase may have purchased their requirements of our products in earlier periods and are not expected to begin purchasing again in volume unless and until they reach commercial deployments. As a number of our target markets reach commercialization, we expect there to be a shift towards higher unit volume at lower per-unit prices, with more predictable customer demand.

The $21.8 million decrease in North America revenue was due to a $9.0 million reduction in license revenues, plus a decrease of approximately $6.1 million related to volume decreases due to the timing of customer programs, and a decrease of approximately $6.7 million due to reduction of average selling price of units sold. The $5.2 million increase in Asia-Pacific revenue was primarily due to a $16.6 million license revenue from a customer with which we entered into a patent cross-license agreement in the second quarter of 2020, partially offset by a decrease of approximately $3.0 million related to volume decrease driven by timing of customer programs, a decrease of approximately $3.0 million due to reduction of average selling price of units sold, and a decrease of approximately $5.4 million in service revenues. The $6.9 million decrease in Europe, Middle East and Africa revenue was due to a decrease of approximately $3.9 million related to decreases in volume in units sold to existing customers coupled with a decrease of approximately $3.0 million in the average selling price of units sold.

Cost of Revenue and Gross Margin

	Six Months Ended June 30,		Change	Change
	2019	2020	$	%

	(dollars in thousands)
Cost of revenue	$38,272	$29,929	$(8,343)	(22)%
Gross margin	44%	34%

Cost of revenue decreased by $8.3 million, or 22%, to $29.9 million for the six months ended June 30, 2020, from $38.3 million for the six months ended June 30, 2019. The decrease in cost of revenue was due to a decrease of $5.1 million in product costs resulting from the decreases in sales volume and a decrease of $3.2 million in factory overhead costs.

Gross margin decreased from 44% for the six months ended June 30, 2019 to 34% for the six months ended June 30, 2020. The decrease in gross margin was primarily due to the decreases in average product selling price. We expect to decrease manufacturing labor and overhead costs as we outsource production to our contract manufacturing partners, with the objective of reducing the per unit cost of revenue.

Operating Expenses

	Six Months Ended June 30,		Change	Change
	2019	2020	$	%

	(dollars in thousands)
Research and development	$25,690	$29,118	$3,428	13%
Sales and marketing	10,819	8,672	(2,147)	(20)
General and administrative	6,489	16,363	9,874	152
Restructuring	—	1,043	1,043	N/A
Total operating expenses	$42,998	$55,196	$12,198	28

Research and Development

Research and development expenses increased by $3.4 million, or 13%, to $29.1 million for the six months ended June 30, 2020, from $25.7 million for the six months ended June 30, 2019. The increase was primarily attributable to an increase of $2.8 million in personnel related costs, mainly driven by an increase in employee headcount contributed primarily to the acquisition of Mapper in July 2019, an increase of $1.7 million in allocated facility and IT expenses and an increase of $0.5 million in depreciation expense, partially offset by a decrease of $1.4 million in prototype product development costs.

Sales and Marketing

Sales and marketing expenses decreased by $2.1 million, or 20%, to $8.7 million for the six months ended June 30, 2020 from $10.8 million for the six months ended June 30, 2019. The decrease was primarily attributable to a decrease of $1.0 million in travel and trade show expenses, a decrease of $0.5 million in allocated facility and IT expenses, $0.3 million in depreciation expense and $0.2 million in commission expense, partially offset by an increase of $0.2 million in personnel-related expense.

General and Administrative

General and administrative expenses increased by $9.9 million, or 152%, to $16.4 million for the six months ended June 30, 2020 from $6.5 million for the six months ended June 30, 2019. The increase was primarily attributable to an increase of $6.6 million in legal and professional services, an increase of $2.4 million in legal proceedings accrual for employment-related matters, an increase of $1.9 million in personnel-related costs and an increase of $0.2 million in bad debt expenses.

Restructuring

In March 2020, we initiated a restructuring plan to downsize the manufacturing function and related engineering and administrative functions in our California locations. The plan included a reduction in our workforce and has been substantially completed as of June 30, 2020. As a result of the restructuring program, we incurred restructuring charges totaling $1.0 million for the six months ended June 30, 2020, primarily related to employee severance related costs. See Note 11 — Restructuring of the Notes to Consolidated Financial Statements for more details regarding our restructuring plan.

Interest Income, Interest Expense and Other Income (Expense), Net

	Six Months Ended June 30,		Change	Change
	2019	2020	$	%

	(dollars in thousands)
Interest income	$755	$117	$(638)	(85)%
Interest expense	(27)	(38)	(11)	41%
Other income (expense), net	27	(143)	(170)	(630)

Interest income was $0.1 million in the six months ended June 30, 2020 compared to $0.8 million in the six months ended June 30, 2019. The decrease was primarily related to a decrease in our cash, cash equivalent and short-term investment balances in the six months ended June 30, 2020.

Other income (expense), net was $(0.1) million in the six months ended June 30, 2020 compared to $27,000 in the six months ended June 30, 2019. The change was primarily related to foreign exchange gain or loss resulting from foreign currency exchange rate fluctuations in the six months ended June 30, 2020 and 2019.

Income Taxes

	Six Months Ended June 30,		Change	Change
	2019	2020	$	%

	(dollars in thousands)
Loss before income taxes	$(11,606)	$(39,772)	$(28,166)	243%
Provision for (benefit from) income taxes	52	(6,660)	(6,712)	(12,908)%
Effective tax rate	(0.4)%	16.7%

We are subject to income taxes in the United States, China and Germany. Our effective tax rate changed from (0.4)% in the six months ended June 30, 2019 to 16.7% in the six months ended June 30, 2020. This change was primarily due to the $6.7 million tax benefit related to the release of a valuation allowance associated with carrying back a portion of our 2019 net operating losses to 2017 that is allowed by the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Enacted on March 27, 2020, the CARES Act provides emergency assistance and health care response for businesses affected by the 2020 coronavirus pandemic. The CARES Act, among other things, permits net operating loss carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. Additionally, the CARES Act allows net operating losses incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. In April 2020, we filed a claim to carryback a portion of our 2019 net operating losses to 2017 and received a tax refund in May 2020.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		Change	Change
	2018	2019	$	%

	(dollars in thousands)
Revenue:
Products	$132,933	$81,424	$(51,509)	(39)%
License and services	10,013	19,974	9,961	99
Total	$142,946	$101,398	$(41,548)	(29)
Revenue by geographic location:
North America	$84,541	$49,634	$(34,907)	(41)%
Asia and Pacific	39,770	28,791	(10,979)	(28)
Europe, Middle East and Africa	18,635	22,973	4,338	23
Total	$142,946	$101,398	$(41,548)	(29)

Total revenue decreased by $41.5 million, or 29%, to $101.4 million for 2019, from $142.9 million for 2018. The decrease in product revenue was primarily due to a decrease of approximately $36.3 million driven by the mix of products sold towards our lower-priced sensors, a decrease of approximately $7.8 million related to a reduction in average selling price, and a decrease of approximately $2.5 million driven by lower sales volume. In addition, we issued a $4.1 million one-time refund to a related party customer in order to compensate them for unforeseen challenges associated with the use of certain new products purchased from us in 2018. These decreases were partially offset by an increase of $9.0 million in license and services revenue. Starting in 2018, we strategically reduced the price of our higher volume products to continue to drive additional adoption of our smart vision solutions in multiple end markets. Our overall unit volume remained consistent in 2019 across an increased customer base. The increase in license and services revenue was primarily due to higher services revenue related to product validation and repair services, and to a lesser extent, increases in product licensing related revenue.

The $34.9 million decrease in North America revenue was due to a decrease of approximately $18.3 million due to reduction in volume of units sold to existing customers driven by customer program timing, coupled with a decrease of approximately $14.7 million driven by the mix of products sold towards our lower-priced sensors, and a decrease of approximately $4.3 million due to decrease in average selling price of units sold, partially offset by an increase of $2.5 million in license and service revenue. The $11.0 million decrease in Asia-Pacific revenue was primarily due to a decrease of approximately $17.5 million due to change in mix of products sold, and a $4.1 million one-time refund to a related party customer, partially offset by an increase of $1.6 million related to increased sales volume and an increase of $6.6 million in services revenues. The $4.3 million increase in Europe, Middle East and Africa revenue was driven by an increase of approximately $10.8 million due to an increase in purchasing volume from customers, partially offset by the impact of a decrease of approximately $4.3 million driven by reduction in average selling price, and a decrease of approximately $2.1 million driven by a change in mix of products sold.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change	Change
	2018	2019	$	%
	(dollars in thousands)
Cost of revenue	$112,066	$71,630	$(40,436)	(36)%
Gross margin	22%	29%

Cost of revenue decreased by $40.4 million, or 36%, to $71.6 million for 2019, from $112.1 million for 2018. The decrease in cost of revenue was primarily due to an approximately $8.3 million decrease in product costs resulting from the decrease in product volume and change in product mix during 2019, an approximately $13.6 million decrease in personnel costs related to manufacturing labor and overhead from manufacturing process improvements, and an approximately $16.0 million in materials cost and utilization savings.

Gross margin increased from 22% for 2018 to 29% for 2019. The increase was primarily due to a change in revenue mix with an increase in license and service revenue, savings on materials cost and utilization and increased resource utilization in 2019 resulting from the improvements we made in our manufacturing processes in 2018.

Operating Expenses

	Year Ended December 31,		Change	Change
	2018	2019	$	%
	(dollars in thousands)
Research and development	$51,993	$56,850	$4,857	9%
Sales and marketing	22,137	21,873	(264)	(1)
General and administrative	12,902	20,058	7,156	55
Total operating expenses	$87,032	$98,781	$11,749	13

Research and Development

Research and development expenses increased by $4.9 million, or 9%, to $56.9 million for 2019, from $52.0 million for 2018. The increase was primarily attributable to an increase of $4.7 million in personnel related costs, mainly driven by an increase in employee headcount contributed primarily to the acquisition of Mapper in July 2019, an increase of $1.9 million in allocated facility and IT expenses, and an increase of $0.8 million in depreciation expense, partially offset by a decrease of $3.0 million in prototype product development costs and a decrease of $0.3 million in professional services.

Sales and Marketing

Sales and marketing expenses decreased by $0.3 million, or 1%, to $21.9 million for 2019 from $22.1 million for 2018. The decrease was primarily attributable to a reduction of $1.0 million in personnel-related costs, mainly driven by a decrease in employee headcount, a decrease of $0.2 million in professional services, partially offset by increases of $0.7 million in demonstration product expenses and $0.2 million in travel and trade show expenses.

General and Administrative

General and administrative expenses increased by $7.2 million, or 55%, to $20.1 million for 2019 from $12.9 million for 2018. The increase was primarily attributable to an increase of $7.8 million in legal, accounting and other professional services, partially offset by a decrease of $0.5 million in personnel-related costs, mainly driven by a decrease in employee headcount, a decrease of $0.2 million in depreciation and other allocated expenses.

Interest Income, Interest Expense and Other Income (Expense), Net

	Year Ended December 31,		Change	Change
	2018	2019	$	%

	(dollars in thousands)
Interest income	$630	$1,146	$516	82%
Interest expense	(14)	(77)	(63)	450
Other income (expense), net	(136)	35	171	(126)

Interest income was $1.1 million in 2019 compared to $0.6 million in 2018. The increase was primarily related to an increase in our invested funds due to the proceeds from the Series B and B-1 preferred stock financing completed in September 2018 and October 2019, respectively.

Other income (expense), net was $35,000 in 2019 compared to $(136,000) in 2018. The change was primarily related to foreign exchange gain or loss resulting from foreign currency exchange rate fluctuations in 2019 and 2018.

Income Taxes

	Year Ended December 31,		Change	Change
	2018	2019	$	%

	(dollars in thousands)
Loss before income taxes	$(55,672)	$(67,909)	$(12,237)	22%
Provision for (benefit from) income taxes	6,628	(683)	(7,311)	(110)%

We are subject to income taxes in the United States, China and Germany. Our effective tax rate increased from (11.9)% in 2018 to 1.0% in 2019. This change was primarily due to taxes incurred by foreign subsidiaries and state taxes and partially offset by release of income tax reserves. Due to the change in our valuation allowance on our federal and state deferred tax assets, our provision for income taxes in 2018 includes the effect of establishing a full valuation allowance for the existing net deferred tax assets. We also continue to provide a full valuation allowance on our net deferred tax assets in 2019. There was no additional provision impact recorded during fiscal 2019 as a result of the Tax Cuts and Jobs Act of 2017, or the Tax Act.

As of December 31, 2019, we had $107.4 million of U.S. federal and $73.4 million of state net operating loss carryforwards available to reduce future taxable income, which will be carried forward indefinitely for U.S. federal tax purposes and will expire beginning in 2028 through 2038 for state tax purposes.

Comparison of the Years Ended December 31, 2017 and 2018

Revenue

	Year Ended December 31,		Change	Change
	2017	2018	$	%

	(dollars in thousands)
Revenue:
Products	$179,928	$132,933	$(46,995)	(26)%
License and services	2,162	10,013	7,851	363
Total	$182,090	$142,946	$(39,144)	(21)
Revenue by geographic location:
North America	$139,005	$84,541	$(54,464)	(39)%
Asia and Pacific	26,562	39,770	13,208	50
Europe, Middle East and Africa	16,523	18,635	2,112	13
Total	$182,090	$142,946	$(39,144)	(21)

Revenue decreased by $39.1 million, or 21%, to $142.9 million for 2018, from $182.1 million for 2017. The decrease in product revenue was primarily due to a decrease of approximately $54.0 million driven by the mix of products sold towards our lower-priced sensors, and a decrease of approximately $32.6 million related to a reduction in average selling price. These decreases were partially offset by increases in unit volume of $43.5 million and an increase in license and service revenue of $3.9 million. Starting in 2018, we strategically reduced the price of our higher volume products to continue to drive additional adoption of our smart vision solutions in multiple end markets. Our overall unit volume increased by approximately 25% in 2018 compared to 2017. The increase in license and services revenue was primarily due to higher services revenue related to product validation and repair services.

The North America revenue decline of $54.4 million was due to a decrease of approximately $14.3 million resulting from a reduction in the volume of units sold to existing customers driven by customer program timing, coupled with a decrease of approximately $32.6 million driven by the mix of products sold towards our lower-priced sensors, and a decrease of approximately $11.0 million due to decrease in the average selling price of units sold, partially offset by an increase of $3.5 million in license and service revenue. The revenue increased by $13.2 million in Asia-Pacific was primarily due to an increase of approximately $44.3 million related to increase in sales volume, offset by a decrease of a $14.2 million due to change in the mix of products sold, and a decrease of $16.9 million due to decrease in average selling price. The revenue increased by $2.1 million in Europe, Middle East and Africa was driven by an increase of approximately $5.9 million due to an increase in product mix, a $ 2.1 million increase of purchasing volume from customers and a $0.5 million increase in service revenue, partially offset by a decrease of approximately $6.3 million driven by reduction in average selling price.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change	Change
	2017	2018	$	%

	(dollars in thousands)
Cost of revenue	$101,713	$112,066	$10,353	10%
Gross margin	44%	22%

Cost of revenue increased by $10.4 million, or 10%, to $112.1 million for 2018, from $101.7 million for 2017. The increase in cost of revenue was primarily due to a $5.3 million increase in product costs resulting from our higher sales volume during 2018, a $2.4 million increase in depreciation expense related to manufacturing equipment and a $2.7 million increase in repair and warranty costs.

Gross margin decreased from 44% for 2017 to 22% for 2018. The decrease was primarily due to a decrease in our average selling price and reduced utilization in 2018 as we made certain improvements in our manufacturing processes.

Operating Expenses

	Year Ended December 31,		Change	Change
	2017	2018	$	%

	(dollars in thousands)
Research and development	$31,610	$51,993	$20,383	64%
Sales and marketing	13,956	22,137	8,181	59
General and administrative	9,978	12,902	2,924	29
Total operating expenses	$55,544	$87,032	$31,488	57

Research and Development

Research and Development expenses increased by $20.4 million, or 64%, to $52.0 million for 2018, from $31.6 million for 2017. The increase was primarily attributable to an increase of $8.2 million in personnel related costs, mainly driven by an increase in employee headcount, an increase of $8.8 million in prototype product development costs, an increase of $1.6 million in allocated facility and IT expenses and an increase of $1.2 million in professional services and travel expenses.

Sales and Marketing

Sales and marketing expenses increased by $8.2 million, or 59%, to $22.1 million for 2018 from $14.0 million for 2017. The increase was primarily attributable to an increase of $3.6 million in personnel-related costs, mainly driven by an increase in employee headcount, plus increases of $1.3 million in trade show and promotion expenses, $1.0 million in demonstration equipment expenses, $1.0 million in professional services and $1.1 million in travel, advertising and other demonstration expenses.

General and Administrative

General and administrative expenses increased by $2.9 million, or 29%, to $12.9 million for 2018 from $10.0 million for 2017. The increase was primarily attributable to an increase of $1.3 million in personnel-related costs, mainly driven by an increase in employee headcount, and an increase of $1.8 million in legal, accounting and other professional services, partially offset by a decrease of $0.2 million in bad debt expense.

Interest Income, Interest Expense and Other Income (Expense), Net

	Year Ended December 31,		Change	Change
	2017	2018	$	%

	(dollars in thousands)
Interest income	$489	$630	$141	29%
Interest expense	—	(14)	(14)	N/A
Other income (expense), net	249	(136)	(385)	(155)

Interest income was $0.6 million in 2018 compared to $0.5 million in 2017. The increase was primarily related to an increase in our invested funds due to the proceeds from the Series B preferred stock financing completed in September 2018.

Other income (expense), net was $(0.1) million in 2018 compared to $0.2 million in 2017. The change was primarily related to foreign currency loss in 2018 as a result of the overall strengthening of the U.S. dollar when compared to the currencies of the jurisdictions in which we operate.

Income Taxes

	Year Ended December 31,		Change	Change
	2017	2018	$	%

	(dollars in thousands)
Income (loss) before income taxes	$25,571	$(55,672)	$(81,243)	(318)%
Provision for income taxes	9,810	6,628	(3,182)	(32)%

We are subject to income taxes in the United States, China and Germany. Our effective tax rate decreased from 38.4% in 2017 to (11.9)% in 2018. The decrease in our provision for income taxes was primarily due to our change in income (loss) before income taxes. Due to the change in our valuation allowance on our federal and state deferred tax assets, our provision for income taxes in 2018 includes the effect of establishing the valuation allowance for the existing net deferred tax assets.

On December 22, 2017, the Tax Act was enacted, which contains significant changes to U.S. tax law. Among other provisions, the Tax Act reduces the U.S. corporate income tax rate to 21% and repeals the alternative minimum tax, effective as of 2018. As a result, we have re-measured our U.S. deferred tax assets and liabilities as of December 31, 2017 to reflect the lower rate expected to apply when these temporary differences reverse. The impact of the Tax Act on our 2017 and 2018 provisions for income taxes was $1.9 million and $0.2 million, respectively. Additionally, we made a one-time deemed repatriation tax payment of $0.1 million in 2017.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of management, include all adjustments, which consist only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of our future results, and the results for any quarter are not necessarily indicative of the results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020
	(in thousands)
Revenue	$35,685	$36,699	$29,168	$41,394	$39,823	$29,086	$13,517	$18,972	$17,031	$28,386
Cost of revenue(1)	28,662	25,798	30,152	27,454	20,838	17,434	14,610	18,748	15,429	14,500
Gross profit (loss)	7,023	10,901	(984)	13,940	18,985	11,652	(1,093)	224	1,602	13,886
Operating expenses:(1)
Research and development	10,588	14,780	13,843	12,782	12,356	13,334	16,521	14,639	14,527	14,591
Sales and marketing	5,695	5,174	5,153	6,115	5,878	4,941	5,126	5,928	5,299	3,373
General and administrative	3,295	2,915	3,516	3,176	3,393	3,096	4,148	9,421	10,733	5,630
Restructuring	—	—	—	—	—	—	—	—	1,046	(3)
Total operating expenses	19,578	22,869	22,512	22,073	21,627	21,371	25,795	29,988	31,605	23,591
Operating loss	(12,555)	(11,968)	(23,496)	(8,133)	(2,642)	(9,719)	(26,888)	(29,764)	(30,003)	(9,705)
Interest income	82	68	138	342	441	314	191	200	112	5
Interest expense	—	(1)	(4)	(9)	(13)	(14)	(18)	(32)	(6)	(32)
Other income (expense), net	(12)	(124)	(61)	61	59	(32)	(42)	50	(165)	22
Loss before income taxes	(12,485)	(12,025)	(23,423)	(7,739)	(2,155)	(9,451)	(26,757)	(29,546)	(30,062)	(9,710)
Provision for (benefit from)
income taxes	(5,069)	(5,831)	15,550	1,978	27	25	70	(805)	(6,677)	17
Net loss	$(7,416)	$(6,194)	$(38,973)	$(9,717)	$(2,182)	$(9,476)	$(26,827)	$(28,741)	$(23,385)	$(9,727)

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue for the periods presented:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020
	(in thousands)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue(1)	80%	70%	103%	66%	52%	60%	108%	99%	91%	51%
Gross profit (loss)	20%	30%	(3)%	34%	48%	40%	(8)%	1%	9%	49%
Operating expenses:(1)
Research and development	30%	40%	47%	31%	31%	46%	122%	77%	85%	51%
Sales and marketing	16%	14%	18%	15%	15%	17%	38%	31%	31%	12%
General and administrative	9%	8%	12%	8%	9%	11%	31%	50%	63%	20%
Restructuring	—%	—%	—%	—%	—%	—%	—%	—%	6%	—%
Total operating expenses	55%	62%	77%	54%	55%	74%	191%	158%	185%	83%
Operating loss	(35)%	(32)%	(80)%	(20)%	(7)%	(34)%	(199)%	(157)%	(176)%	(34)%
Interest income	—%	—%	—%	1%	1%	1%	1%	1%	1%	—%
Interest expense	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%
Other income (expense), net	—%	—%	—%	—%	—%	—%	—%	—%	(1)%	—%
Loss before income taxes	(35)%	(32)%	(80)%	(19)%	(6)%	(33)%	(198)%	(156)%	(176)%	(34)%
Provision for (benefit from) income
taxes	(14)%	(16)%	53%	5%	—%	—%	1%	(4)%	(39)%	—%
Net loss	(21)%	(16)%	(133)%	(24)%	(6)%	(33)%	(199)%	(152)%	(137)%	(34)%

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020
	(in thousands)
Cost of revenue	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Research and development	26	18	24	24	24	24	25	24	21	—
Sales and marketing	—	—	—	—	—	—	—	—	—	—
General and administrative	29	28	29	29	28	10	—	—	—	135
Total stock-based compensation expense	$55	$46	$53	$53	$52	$34	$25	$24	$21	$135

Our stock-based compensation expense primarily related to our stock options for all periods presented. As of June 30, 2020, no compensation expense related to RSAs and RSUs had been recognized because the performance vesting condition, which is (i) an initial public offering, or (ii) a sale event, was not probable of being met. We expect our stock-based compensation expense within cost of revenue, research and development, sales and marketing, and general and administrative expenses to increase significantly after the liquidity vesting condition becomes probable of being satisfied, particularly in the quarter during which the performance vesting condition is met. If the performance vesting condition had occurred on June 30, 2020, we would have recorded $67.1 million of stock-based compensation expense related to the RSAs and RSUs in the quarter ended June 30, 2020.

Quarterly Trends

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including the number of smart vision solutions sold, the price at which we sell these solutions, the type of solution sold, the timing of large development-stage purchases by our customers, our release of new smart vision solutions, general economic cycles that influence demand and upgrades by our customers and changes to our manufacturing processes and model.

In the periods presented, our revenue declined from quarter to quarter depending on timing and number of customer orders and our strategic decisions to lower prices. Many of our customers are currently in the pre-commercial development phase. These types of customers have tended to make large purchases from us initially, but they are not expected to purchase consistent volume from us until their development-stage products are closer to reaching commercial deployments. We cannot predict if or when our customers will be successful in commercializing their projects. The timing of customer orders and our ability to fulfill orders we received was impacted by various COVID-19 related government mandates across our worldwide operations. Over the past two years, we have strategically lowered the sales prices of our smart vision solutions to drive the further adoption of our technology. Consequently, our revenue has fluctuated from quarter to quarter and our revenue has declined year over year since 2018. We are focusing on generating multi-year contracts with a larger number of customers, which we believe will lead to the opportunity for more increased sales and predictable customer demand in the future.

Our cost of revenue decreased for the last six quarters as we actively reduced our overhead costs and worked to improve our efficiency, and began to migrate to an outsourced manufacturing model for some of our products. However, our cost of revenue fluctuates as a percentage of revenue due to changes in quarterly revenue resulting in part from reductions in selling price to drive the demand of our smart vision solutions. We continue focusing on lowering our cost structure and increasing our production capacity by transitioning to an outsourced manufacturing model.

We continue to strive to maintain a consistent quarterly gross margin by improving our production strategy. However, certain non-recurring events impacted our revenue or production and caused a decline in gross margin for certain quarters. In the third quarter of 2018, a six-week long re-design of the advanced manufacturing line at our San Jose facility resulted in minimal production, causing a decline in gross margin for the quarter. In September 2019, we issued a $4.1 million one-time refund to a related party customer in order to compensate them for unforeseen challenges associated with the use of certain new products purchased from us in 2018. Such refund reduced our revenue and caused a decline in gross margin for the quarter. Our gross margin is adversely impacted by COVID-19. In the first two quarters of 2020, the shelter in place constrained the manufacturing productivity, partially limited the shipment volume, which drives a higher fixed overhead cost per unit. The changes in revenue mix also impacted our quarterly gross margin. Increases in license and services revenue generally improve our quarterly gross margin. For example, during the first quarter of 2019, second quarter of 2019 and second quarter of 2020, we recognized license and services revenue of $10.9 million, $6.4 million and $17.6 million, respectively, resulting in higher gross margins for these quarters.

Generally, our operating expenses have increased in recent quarters, primarily due to increases in research and development headcount and professional services within general and administrative expenses. For the periods presented, sales and marketing expenses were generally consistent from quarter to quarter. We intend to continue to invest in research and development efforts to introduce innovative new products, enhance the functionality of our existing smart vision solutions, and to ensure that we support rapidly evolving customer requirements. The increase in research and development expenses during the three months ended September 30, 2019 was driven by the increase in headcount due to the acquisition of Mapper.ai, Inc. The increases in general and administrative expenses during the three-month periods ended December 31, 2019 and June 30, 2020 were driven by litigation-related costs.

Liquidity and Capital Resources

Sources of Liquidity

As of June 30, 2020, we had cash and cash equivalents totaling $36.6 million, which were held for working capital purposes. Our cash equivalents are comprised primarily of money market funds. To date, our principal sources of liquidity have been payments received from sales to customers and the net proceeds we received through private placements of our convertible preferred stock. In August 2016 and September 2018, we received $143.3 million and $46.7 million, respectively, in net proceeds from the sale of our Series A and Series B convertible preferred stock. In October 2019 and April 2020, we received $49.8 million and $19.9 million, respectively, in net proceeds from the sale of our Series B-1 convertible preferred stock.

In January 2020, we entered into a loan and security agreement with a financial institution which provides a $25.0 million revolving line of credit (the “2020 Revolving Line”) with an option to increase the credit limit up to an additional $15.0 million with the bank’s approval (Incremental Revolving Line). As part of the Revolving Line, there is a letter of credit sublimit of $5.0 million. The advances under the Revolving Line bear interest at a rate per annum equal to the prime rate plus an applicable margin of 1.5% for prime rate advances, or LIBOR rate plus an applicable margin of 2.5% for LIBOR advances. The unused revolving line facility fee is 0.15% per annum of the average unused portion of the Revolving Line. In addition, there is a $50,000 non-refundable commitment fee if we exercise the Incremental Revolving Line option. The revolving line of credit is secured by certain of our assets. The 2020 Revolving Line matures September 2020 and we have the intention to renew the 2020 Revolving Line for one additional year if needed. There are no outstanding borrowings under the 2020 Revolving Line to date.

On April 8, 2020, we received loan proceeds of $10.0 million under the CARES Act’s Paycheck Protection Program (“PPP”). The principal and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels and that approval is received from the relevant government entity. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1% per annum, with a deferral of payments for the first six months.

On July 2, 2020, we sold our Morgan Hill building to a third-party and received net proceeds of $12.3 million.

We have incurred negative cash flows from operating activities and significant losses from operations in the past as reflected in our accumulated deficit of $197.1 million as of June 30, 2020. We expect to continue to incur operating losses at least for the next 12 months due to the investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business. We believe that current cash, cash equivalents and available borrowing capacity under the revolving credit facility will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on many factors, including our lidar sales volume, the timing and extent of spending to support our R&D efforts in smart vision technology, the expansion of sales and marketing activities, and market adoption of new and enhanced products and features. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. From time to time, we may seek to raise additional funds through equity and debt. If we are unable to raise additional capital when desired and on reasonable terms, our business, results of operations, and financial condition be adversely affected.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020
	(in thousands)
Net cash provided by (used in):
Operating activities	$(12,584)	$(30,503)	$(43,230)	$(2,237)	$(52,545)
Investing activities	25,757	(19,383)	29,544	6,043	477
Financing activities	—	44,158	49,790	—	28,723

Operating Activities

During the six months ended June 30, 2020, operating activities used $52.5 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $33.1 million, impacted by our non-cash charges of $5.0 million primarily consisting of depreciation and amortization of $4.3 million and provision for doubtful accounts of $0.5 million. The cash used in changes in our operating assets and liabilities of $41.9 million which primarily consists of an increase of $23.9 million in accounts receivable, a decrease of $9.5 million in accrued expenses and other liabilities due to timing of payments, and an increase of $8.4 million in unbilled receivables from a licensing arrangement with a customer. These amounts were partially offset by cash provided from changes in our operating assets and liabilities of $17.4 million was primarily due to an increase of $11.4 million in contract liabilities primarily due to deferred revenues from a licensing arrangement, partially offset by a decrease of $6.1 million in customer deposit. The cash provided from changes in our operating assets and liabilities also included a decrease of $2.2 million in inventories due to decreased sales volume of certain products, a decrease of $2.9 million in prepaid and other current assets, an increase of $0.6 million in accounts payable due to timing of payments, and a decrease of $0.3 million in other noncurrent assets.

During the six months ended June 30, 2019, operating activities used $2.2 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $11.7 million, impacted by our non-cash charges of $3.8 million primarily consisting of depreciation and amortization of $3.7 million and provision for doubtful accounts of $0.3 million. The cash provided from changes in our operating assets and liabilities of

$6.1 million was primarily due to a decrease of $3.8 million in accounts receivable, an increase of $1.4 million in accounts payable due to timing of payments, an increase of $0.4 million in inventories due to increased sales volume of certain products and a decrease of $0.5 million in other noncurrent assets. These amounts were partially offset by cash used in changes in our operating assets and liabilities of $0.5 million which primarily consists of an increase of $0.5 million in prepaid expenses and other current assets.

During 2019, operating activities used $43.2 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $67.2 million, impacted by our non-cash charges of $5.9 million primarily consisting of depreciation and amortization of $8.0 million, partially offset by deferred income tax of $2.0 million. The cash provided from changes in our operating assets and liabilities of $24.3 million was primarily due to an increase of $13.6 million in accrued expenses and other liabilities due to timing of payments, a decrease of $9.6 million in accounts receivable and a decrease of $1.1 million in other noncurrent assets. These amounts were partially offset by cash used in changes in our operating assets and liabilities of $6.2 million which primarily consists of an increase of $3.6 million in prepaid expenses and other current assets, a decrease of $1.7 million in contract liabilities due to the timing of billings and cash received in advance of revenue and an increase of $0.9 million in inventories due to decreased sales volume of certain products.

During 2018, operating activities used $30.5 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $62.3 million, impacted by our non-cash charges of $12.9 million primarily consisting of depreciation and amortization of $6.8 million and deferred income tax of $5.8 million. The cash provided from changes in our operating assets and liabilities of $28.0 million was primarily due to a decrease in inventories of $21.3 million as we consumed previously purchased inventory, an increase in contract liabilities of $4.3 million due to the timing of billings and cash received in advance of revenue and a decrease in accounts receivable of $2.4 million. These amounts were partially offset by cash used in changes in our operating assets and liabilities of $9.0 million which primarily consists of decreases of $4.4 million in accounts payable and $2.4 million in accrued expenses and other liabilities due to timing of payments, and an increase of $1.3 million in prepaid expenses and other current assets.

During 2017, operating activities used $12.6 million in cash. The primary factors affecting our operating cash flows during the period were our net income of $15.8 million, impacted by our non-cash charges of $5.1 million primarily consisting of depreciation and amortization of $3.3 million and deferred income tax of $1.0 million. The cash used in changes in our operating assets and liabilities of $57.4 million was primarily due to an increase of inventories of $32.7 million in anticipation of future demand, an increase in accounts receivable of $15.1 million, a decrease in contract liabilities of $5.0 million due to the timing of billings and cash received in advance of revenue, and an increase in prepaid expenses and other current assets of $3.4 million. These amounts were partially offset by cash provided from changes in our operating assets and liabilities of $24.0 million which primarily consists of an increase in accrued expenses and other liabilities of $16.5 million and an increase of $7.5 million in accounts payable due to timing of payments.

Investing Activities

During the six months ended June 30, 2020, cash provided by investing activities was $0.5 million, which was primarily from sales and maturities of short-term investments of $2.2 million, partially offset by cash used to purchase property, plant and equipment of $1.7 million.

During the six months ended June 30, 2019, cash provided by investing activities was $6.0 million, which was primarily from sales and maturities of short-term investments of $32.7 million, partially offset by cash used to purchase short-term investments of $23.4 million and to purchase property, plant and equipment of $3.2 million.

During 2019, cash provided by investing activities was $29.5 million, which was primarily from sales and maturities of short-term investments of $62.6 million and proceeds from repayment of notes receivable from stockholders of $3.5 million, partially offset by cash used to purchase short-term investments of $28.8 million, purchase property, plant and equipment of $5.2 million and to acquire Mapper of $2.5 million.

During 2018, cash used in investing activities was $19.4 million, which was primarily used to purchase short-term investments of $35.3 million and purchase property, plant and equipment of $6.9 million, partially offset by sales and maturities of short-term investments of $20.8 million and proceeds from the cancellation of corporate-owned life insurance policies of $2.1 million.

During 2017, cash provided by investing activities was $25.8 million, which was primarily driven by sales and maturities of short-term investments of $46.0 million, partially offset by purchases of property, plant and equipment of $18.1 million resulting from the expansion of our product development and manufacturing activities, and purchase of corporate-owned life insurance policies of $2.1 million.

Our machinery and equipment is depreciated over a useful life of approximately five years.

Financing Activities

During the six months ended June 30, 2020, cash provided by financing activities was $28.7 million, consisting primarily of net proceeds of $19.9 million from issuance of preferred stock and proceeds of $10.0 million from the PPP loan, partially offset by $1.2 million payment of deferred stock issuance costs. There were no financing activities during the six months ended June 30, 2019.

During 2019, cash provided by financing activities was $49.8 million consisting of net proceeds from the issuance of Series B-1 preferred stock in October 2019.

During 2018, cash provided by financing activities was $44.2 million consisting of net proceeds of $46.7 million from the issuance of Series B preferred stock in September 2018, partially offset by $2.5 million use of cash to repurchase our common stock.

There were no financing activities during 2017.

Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2019:

	Payment Due by Period
	Less than			More than
	1 Year	1 to 3 Years	3 to 5 Years	5 Years	Total
	(in thousands)
Operating leases(1)	$4,246	$7,322	$6,817	$11,012	$29,397
Capital leases	310	247	—	—	557
Purchase obligations(2)	41,612	—	—	—	41,612
Total	$46,168	$7,569	$6,817	$11,012	$71,566

(1)	Consists of future non-cancelable minimum rental payments under operating leases for our offices and manufacturing facilities.
(2)	Purchase obligations represent outstanding purchase orders and commitments to purchase goods or services from our contract manufacturers and vendors that range from one month up to a year.

The contractual obligation table as of December 31, 2019 excludes tax liabilities of $1.4 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.

The following table summarizes our non-cancellable contractual obligations as of June 30, 2020:

	Payment Due by Period
	Less than			More than
	1 Year	1 to 3 Years	3 to 5 Years	5 Years	Total
	(in thousands)
Operating leases(1)	$2,120	$7,320	$6,817	$11,012	$27,269
Capital leases	155	247	—	—	402
Purchase obligations(2)	33,633	4,310	—	—	37,943
Total	$35,908	$11,877	$6,817	$11,012	$65,614

(1)	Consists of future non-cancelable minimum rental payments under operating leases for our offices and manufacturing facilities.
(2)	Purchase obligations represent outstanding purchase orders and commitments to purchase goods or services from our contract manufacturers and vendors that range mostly from one month up to a year.

Off-Balance Sheet Arrangements

On March 27, 2017, we entered into an unconditional payment guaranty with regard to one of our officers’ $15.0 million term loan. The loan was obtained to acquire, and was secured by, our office and manufacturing facility in San Jose, California. Under the terms of the guaranty, we agreed to unconditionally guarantee this officer’s obligations under the loan. In December 2019, the company was released from the unconditional payment guaranty and has no further obligations with respect to the term loan.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Interest Rate Risk

As of June 30, 2020, we had cash and cash equivalents of approximately $36.6 million, which consisted primarily of institutional money market funds, which carries a degree of interest rate risk. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our investment portfolio.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is generated in U.S. dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S. and to a lesser extent in Asia and Europe. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

We early adopted the requirements of the new revenue recognition standard, known as ASC 606, effective January 1, 2018 utilizing the modified retrospective method of transition. Revenue is recognized upon transfer of control of promised products and to a small extent services to customers in an amount that reflects the consideration that we expect to receive in exchange for those products and services.

We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations; however, determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment.

Transaction price is allocated to each performance obligation on a relative standalone selling price (SSP) basis. Judgment is required to determine SSP for each distinct performance obligation. We use a range of amounts to estimate SSP when products and services are sold separately. In instances where SSP is not directly observable, we determine SSP using information that may include other observable inputs available to us.

Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. We review and update our contract-related estimates regularly, and record adjustments as needed. For those performance obligations for which revenue is recognized using a cost-to-cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Inventory Valuation

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first in, first out basis. We record write-downs of inventories which are obsolete or in excess of anticipated demand. Significant judgment is used in establishing our forecasts of future demand and obsolete material exposures. We consider marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions in establishing our estimates. If the actual component usage and product demand are significantly lower than forecast, which may be caused by factors within and outside of our control, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and our customer requirements, we may be required to increase our inventory writedowns. A change in our estimates could have a significant impact on the value of our inventory and our results of operations.

Income Taxes

Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered projected future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If we determine that a valuation allowance is required, such adjustment to the deferred tax assets would increase our tax expense in the period in which such determination is made. Conversely, if we determine that a valuation allowance exceeds our requirement, such adjustment to the deferred tax assets would decrease tax expense in the period in which such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely-than-not threshold for recognition.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes, interest and penalties will be due. If our estimate of income tax liabilities proves to be less than the actual amount ultimately assessed, a further charge to tax expense would be required. If the payment of these amounts ultimately proves to be unnecessary, the reversal of the accrued liabilities would result in tax benefits being recognized in the period when we determine the liabilities no longer exist.

Stock-Based Compensation

Stock-based compensation consists of expense for stock options, RSAs and RSUs granted to employees and nonemployees. We estimate the fair value of RSAs and RSUs based on the fair market value of our common stock on the date of grant. For market-based performance RSUs (PRSUs), we use the Monte Carlo simulation model (a binomial lattice-based valuation model) to determine the fair value of the PRSUs. The Monte Carlo simulation model uses multiple input variables to determine the probability of satisfying the market condition requirements. The fair value of the PRSUs is not subject to change based on future market conditions. We grant RSAs and RSUs which vest upon the satisfaction of both a time-based condition and a liquidity condition. Upon satisfaction of the liquidity vesting condition, which is the earlier of (i) an IPO, or (ii) a Company sale event, RSAs and RSUs for which the service-based condition has been satisfied will vest immediately, and any remaining unvested RSAs and RSUs will vest over the remaining service period. The fair value of RSAs and RSUs is recognized as compensation expense over the requisite service period, using the accelerated attribution method, once the liquidity condition becomes probable of being achieved. As of June 30, 2020, no compensation expense had been recognized for the RSAs and RSUs because the liquidity vesting condition was not probable of being satisfied.

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option pricing model. The fair value of stock options that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. We recognize forfeitures as they occur. Stock-based compensation expense from stock options was $0.2 million, $0.2 million, and $0.1 million, respectively, for the years ended December 31, 2017, 2018 and 2019, and $0.1 million and $0.2 million, respectively, for the six months ended June 30, 2019 and 2020.

The fair value of our common stock has historically been determined by our board of directors as there was no public market for the common stock. The board of directors determines the fair value of our common stock by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors. The valuation of our common stock involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between these assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock and, in turn, on the valuation of our share-based compensation awards whose values are based on part on the value of our common stock.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

MANAGEMENT

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of the post-combination company will be managed by or under the direction of the board of directors of the post-combination company. The table below lists the directors and executive officers of the post-combination company upon consummation of the Business Combination, along with each nominee’s age as of the date of this prospectus and any other position that such nominee will hold with the post-combination company.

	Age as of
	Special
Name	Meeting	Position
Executive Officers
David S. Hall	68	Executive Chairman
Dr. Anand Gopalan	41	President, Chief Executive Officer and Director
Andrew Hamer	56	Chief Financial Officer and Treasurer
Marta Thoma Hall	68	Chief Marketing Officer and Director
Joseph Michael Jellen	49	Chief Commercial Officer
Thomas Tewell	53	Chief Operating Officer
Mathew Rekow	50	Chief Technology Officer
Michael Vella	56	General Counsel
Other Key Employees
Dr. Mircea Gradu	56	Senior Vice President of Quality and Validation
Non-Employee Directors
Joseph B. Culkin	65	Director
Barbara Samardzich	61	Director
Christopher Thomas	45	Director
James A. Graf	55	Director
Michael E. Dee	64	Director

(1)	Member of the audit committee, effective upon completion of the Business Combination.
(2)	Member of the compensation committee, effective upon completion of the Business Combination.

Executive Officers

David S. Hall. Upon the consummation of the Business Combination, Mr. Hall will serve as the post-combination company’s executive chairman. Mr. Hall served as chief executive officer and a member of the board of directors of Velodyne’s predecessor, Velodyne Acoustics, Inc., from 1983, when he founded the company, until Velodyne was formed as an independent entity in December 2015. Mr. Hall served as the chief executive officer and a member of the board of directors of Velodyne since December 2015 and transitioned from chief executive officer to executive chairman, effective January 2020. In his role as executive chairman, Mr. Hall will remain actively involved in the post-combination company’s product and technology development strategy. Since December 2015, Mr. Hall has also served as chief executive officer of Velodyne Acoustics, LLC, a currently unrelated entity holding the assets of Velodyne’s former acoustics business following a spin-off transaction in August 2016. Throughout his career, Mr. Hall has been inventing and building products across diverse industries including precision machining, loudspeaker design, acoustical engineering, electronics, microprocessors, real-time systems, vision-recovery technology and robotics. His inventions include the servo-driven subwoofer, which established Velodyne Acoustics as a leading company in the home theater movement of the 1980s and 1990s. After competing as one of the original entrants in the DARPA Grand Challenge, in 2005 Mr. Hall invented 3D Lidar to give autonomous vehicles real-time 360-degree vision. Possessing substantial experience in the industry, Mr. Hall is a thought leader on matters related to lidar and its pivotal role in the autonomous revolution. In 2018, Mr. Hall was honored as the Inventor of the Year by the Intellectual Property Owners Education Foundation in recognition of his significant contributions to lidar technology. Mr. Hall holds a B.S. from Case Western Reserve University.

Dr. Anand Gopalan. Upon the consummation of the Business Combination, Dr. Gopalan will serve as the post-combination company’s chief executive officer, president and a member of the post-combination company Board. Dr. Gopalan has served as Velodyne’s chief executive officer since January 2020 and as a member of Velodyne’s board of directors since July 2019. Prior to becoming Velodyne’s chief executive officer in January 2020,

Dr. Gopalan had served as Velodyne’s chief technology officer since June 2016. In his role as chief technology officer, Dr. Gopalan was responsible for all the new technology and advanced product development at Velodyne. He further worked alongside Mr. Hall on technology and business strategy, and was the technical face of Velodyne with all its major customers. Dr. Gopalan brings close to fifteen years of experience in electrical engineering, opto-electronics and semiconductors to the post-combination company. Previously, Dr. Gopalan served in various technology executive roles, most recently as vice president of engineering at Rambus Incorporated, a microchip interface and architecture company, from March 2013 until May 2016. From June 2005 to March 2013, Dr. Gopalan served in various roles, including as director of research and development and mixed-signal IP development at Kawasaki Microelectronics, Inc., a microchip company. Dr. Gopalan holds a B.E. in electronics from the University of Mumbai, an M.S. in electrical engineering and a Ph.D. in microsystems from Rochester Institute of Technology.

Andrew Hamer. Upon the consummation of the Business Combination, Mr. Hamer will serve as the post-combination company’s chief financial officer and treasurer. Mr. Hamer has served as Velodyne’s chief financial officer and treasurer since July 2019. Mr. Hamer served as interim chief financial officer and treasurer from April 2019 to July 2019. Previously, from October 2017 to September 2018, Mr. Hamer served as chief financial officer of Anomali, Inc. From October 2016 to April 2017, he served as chief financial officer of Sungevity, Inc. From June 2010 to February 2016, Mr. Hamer served as chief financial officer of ON24 Inc. Prior to that, Mr. Hamer was chief financial officer of Keynote Systems, Inc. and he held chief financial officer and vice president of finance and administration positions at KnowNow, Inc., IQ Labs and Intraspect Software, Inc. Prior to 2000, Mr. Hamer served in various financial positions at Excite@Home and Sybase, Inc. Mr. Hamer holds a Master of Accountancy from Florida International University and a B.S. in Accounting from the State University of New York at Binghamton.

Marta Thoma Hall. Upon the consummation of the Business Combination, Ms. Hall will serve as the post-combination company’s chief marketing officer and a member of the post-combination company Board. Ms. Hall served as vice president of marketing of Velodyne’s predecessor, Velodyne Acoustics, Inc., from 2009 to 2010 and then as president from 2010 until Velodyne was formed as an independent entity in December 2015. Ms. Hall served as Velodyne’s president and chief business development officer from December 2015 to January 2020. Ms. Hall has served as Velodyne’s chief marketing officer and a member of Velodyne’s board of directors since January 2020. Since 2009, Ms. Hall has helped grow Velodyne through a focus on marketing, business development, and leadership. During this time, alongside David Hall, Velodyne’s executive chairman, Ms. Hall led the company through the transition from primarily selling acoustics equipment to developing and selling lidar. Before joining Velodyne’s predecessor in 2009, Ms. Hall operated her own business, engaging with civic entities nationwide. Ms. Hall received the Most Influential Woman in Business Award in 2019 from the San Francisco Business Times. Ms. Hall holds a Master’s Degree from San Francisco State University and a Bachelor’s Degree from the University of California, Berkeley.

Joseph Michael Jellen. Upon the consummation of the Business Combination, Mr. Jellen will serve as the post-combination company’s chief commercial officer. Mr. Jellen has served as Velodyne’s chief commercial officer since January 2016. Mr. Jellen previously served as Velodyne’s president from January 2016 to December 2019 and as a member of Velodyne’s board of directors from August 2016 to December 2019. From November 2014 to May 2015, Mr. Jellen served as vice president of Omron Adept Technology, Inc., a robotics and vision technology company. From May 2004 to August 2014, Mr. Jellen served in various capacities with subsidiaries of Danaher Corporation including Danaher Motion LLC, and Kollmorgen Corporation, most recently as vice president and general manager of vehicles, hybrid and industrial. Prior to Danaher Corporation, Mr. Jellen worked for Motion Engineering Inc., from September 2001 to May 2004 as director of sales, from October 1998 to September 2001 as field sales engineer and sales manager, and from October 1996 to October 1998 as controls applications engineer. Mr. Jellen served from September 1993 to October 1996 as manufacturing engineer at Seagate Technology PLC. Mr. Jellen holds a B.S.E.E. in Electrical Engineering from Marquette University and an M.B.A from Boston University.

Thomas Tewell. Upon the consummation of the Business Combination, Mr. Tewell will serve as the post-combination company’s chief operating officer. Mr. Tewell has served as Velodyne’s chief operating officer since September 2018. Mr. Tewell brings more than 30 years of embedded engineering and executive-level engineering management experience to the post-combination company, and over the last two decades, has had a specific focus on automotive electronics as well as GPU/graphics pipeline technologies. Prior to serving as Velodyne’s chief operating officer, Mr. Tewell was Velodyne’s senior vice president advanced manufacturing from September 2017 to June 2018 and chief manufacturing technology officer from June 2018 to September 2018. From February 2016 to September 2017, Mr. Tewell also served as chief technology officer at VeriSilicon Holdings Co., Ltd., where he was responsible for worldwide ASIC system solutions. From January 2015 to February 2016, Mr. Tewell served as senior manager at NXP Semiconductors. Previously, Mr. Tewell worked at Freescale Semiconductor from September 2013 until January 2015, most recently in worldwide software engineering for i.MX/Kinetis. Prior to that, he was execution manager for Tegra Automotive at NVIDIA and served in various roles with Fujitsu Semiconductor America, Inc., most recently as director of engineering for North and South America.

Mathew Rekow. Upon the consummation of the Business Combination, Mr. Rekow will serve as the post-combination company’s chief technology officer. Mr. Rekow has served as Velodyne’s chief technology officer since January 2020. Prior to that, Mr. Rekow was previously Velodyne’s director of optical engineering from January 2018 to January 2020 and senior principal electro-optical engineer from July 2015 to January 2018. From April 2009 to June 2015, Mr. Rekow served as applications lab manager for ESI. Mr. Rekow holds a M.S. in Materials Engineering from Colorado State University, and a B.S. in Physics from the University of Idaho.

Michael Vella. Upon the consummation of the Business Combination, Mr. Vella will serve as the post-combination company’s general counsel, where he will advise the company on its diverse legal and regulatory matters. Mr. Vella joined Velodyne in May 2020. From January 1, 2019 to May 2020, Mr. Vella worked as a Partner of nTheta Limited (a cross-border consulting company) and as Vice President of Business Development at Managed Discovery (an electronic discovery company). From June 2010 until December 2018, Mr. Vella worked as Partner at the international law firm of Jones Day. Previously, Mr. Vella worked as law firm Partner at Morrison & Foerster LLP, as an associate attorney in other US law firms, and as a Judicial Clerk for the United States Claims Court. Mr. Vella is a California-licensed lawyer with over 25 years of international legal experience in both the US and Asia. During his legal career, Mr. Vella has advised both tech startups and multinationals on a broad range of legal matters involving international business operations, IP challenges, litigation, and compliance matters.

Other Key Employees

Dr. Mircea Gradu. Upon the consummation of the Business Combination, Dr. Gradu will serve as the post-combination company’s senior vice president of product and quality. Dr. Gradu has served as Velodyne’s senior vice president of product and quality since September 2019 and has started with Velodyne in 2017 as senior vice president of quality and validation. With over 25 years of experience in the automotive and commercial vehicle industry, Dr. Gradu started his career at Daimler AG in Stuttgart, Germany, served as vice president of transmission powertrain and driveline engineering and head of virtual analysis at FCA Fiat Chrysler Automobiles from September 2007 to March 2014 and, prior to Velodyne, was executive director engineering and quality at Hyundai Motor America where he worked from April 2014 to August 2017. An SAE Fellow, Dr. Gradu has been awarded over 45 patents and has published numerous technical papers. Dr. Gradu holds a master’s degree in mechanical engineering from the Polytechnic Institute of Bucharest and a doctorate in mechanical engineering from the Technical University of Stuttgart, Germany.

Non-Employee Directors

Joseph B. Culkin. Upon the consummation of the Business Combination, Mr. Culkin will serve on the post-combination company Board. Mr. Culkin has served as a member of Velodyne’s board of directors since September 2016. In 1987, Mr. Culkin founded New Logic Research, Inc., a provider of high-performance membrane filtration systems, and has served in a variety of capacities including presently as chief technology officer. Mr. Culkin holds a B.S. in chemical engineering from the University of Pennsylvania, an M.A. in theoretical fluid mechanics from Johns Hopkins University, and a PhD in chemical engineering from Northwestern University. We believe Mr. Culkin is qualified to serve as a member of the post-combination company Board based on his operations and strategy experience in the scientific manufacturing industry.

Barbara Samardzich. Upon the consummation of the Business Combination, Ms. Samardzich will serve on the post-combination company Board. Ms. Samardzich has served as a member of Velodyne’s board of directors since October 2016. Ms. Samardzich retired from Ford Motor Company in October 2016 after 26 years in various roles. From November 2005 to January 2016, Ms. Samardzich held various senior leadership positions with Ford Motor Company, including most recently as chief operating officer of Ford Europe, and prior to that, from November 2005 to October 2010, Ms. Samardzich served as the vice president of powertrain operation. Prior to joining Ford, Ms. Samardzich held various engineering positions at Westinghouse Electric Corporation. Ms. Samardzich currently serves on the board of directors of Adient plc, where she is also a member of the audit committee and is chair of the compensation committee, BRP Inc., where she is also chair of the Investment and Risk Committee, and Aktiebolaget SKF. Previously, Ms. Samardzich served on the board of directors of MTS Systems Corporation. Ms. Samardzich holds a B.S. in mechanical engineering from University of Florida, an M.S. in mechanical engineering from Carnegie Mellon University, and an M.S. in engineering management from Wayne State University. We believe that Ms. Samardzich is qualified to serve as a member of the post-combination company Board based on her experience serving as a director of numerous public and private companies and her significant international automotive industry experience.

Christopher (Chris) Thomas. Upon the consummation of the Business Combination, Mr. Thomas will serve on the post-combination company Board. Mr. Thomas was most recently a partner with McKinsey & Company from January 2011 to June 2020. Mr. Thomas served as co-Managing Partner for the Firm’s Global Digital Strategy service line as well as its Global IoT service line, and as the leader of its Asia Semiconductor Practice. Mr. Thomas’ client and research work focused on the artificial intelligence, automotive, cloud computing, smart home, server and storage end markets; the automotive, wireless, networking, power, analog, flash memory, and CPU product segments; and the semiconductor equipment, foundry and fabless verticals. Mr. Thomas also founded the CEO Circle, a regular gathering of more than 200 Chinese CxOs and China heads of multinational companies. Prior to McKinsey, Mr. Thomas spent ten years at Intel. Mr. Thomas was the General Manager of Intel China and also held multiple executive roles at Intel’s global headquarters. These included Chief of Staff to Intel’s Chief Sales, Marketing and Strategy Officer. Chris began his career as a private equity investor at The Blackstone Group in New York City. Mr. Thomas is a Visiting Professor at Tsinghua University and an invited member of the US-China Track II Dialogues on the Digital Economy. Mr. Thomas received an MBA from Stanford Business School, where he was an Arjay Miller Scholar, in 2000; a Master of Arts in Political Science, from Stanford University in 2000; and a Bachelor of Science in Economics, summa cum laude, from the Wharton School in 1996. We believe that Mr. Thomas is qualified to serve as a member of the post-combination company’s board of directors based on his extensive international consulting and technology experience and financial expertise.

James A. Graf. Upon the consummation of the Business Combination, Mr. Graf will serve on the post-combination company Board. Mr. Graf is currently the chief executive officer of GRAF and has been in this role since Graf’s inception in June 2018 and was a member of our board of directors from June 2018 to October 2019. Mr. Graf was a director of Platinum Eagle Acquisition Corp., from January 2018 to March 2019. Mr. Graf served as the vice president, chief financial officer and treasurer of Double Eagle Acquisition Corp. from its inception in June 2015 through its business combination with Williams Scotsman, Inc. in November 2017. He served as vice president, chief financial officer, treasurer and secretary of Silver Eagle Acquisition Corp. from its inception in April 2013 through Silver Eagle’s business combination with VDTH, and he served as vice president, chief financial officer, treasurer and secretary of GEE from its inception in February 2011 to its business combination with Row 44, Inc. and Advanced Inflight Alliance AG in January 2013. He was vice chairman of Global Entertainment AG, the German entity holding GEE’s equity in AIA from 2013 to 2014 and special advisor to GEE in 2013. He served as a special advisor to VDTH from 2015 to 2016. From 2008 to 2011 Mr. Graf served as a managing director of TC Capital Ltd., an investment bank, in Singapore. From 2007 to 2008, Mr. Graf was engaged as a consultant to provide financial advisory services to Metro-Goldwyn-Mayer, Inc. In 2001, Mr. Graf founded and became chief executive officer of Praedea, an enterprise software company with operations in the United States, Malaysia and Ukraine. The assets of Praedea were sold in 2006 to Mergent Inc, a wholly-owned subsidiary of Xinhua Finance Ltd., and renamed Mergent Data Technology, Inc., where Mr. Graf continued to serve as chief executive officer from 2006 to 2007. Praedea was renamed PSIC, and currently serves as an investment holding company for Mr. Graf. Mr. Graf continues to be chief executive officer of PSIC. Prior to founding Praedea, Mr. Graf was a managing director at Merrill Lynch, in Singapore from 1998 to 2000 and a consultant to Merrill Lynch in 2001. From 1996 to 1998, Mr. Graf served as a director and then managing director and president of Deutsche Bank’s investment banking entity in Hong Kong, Deutsche Morgan Grenfell (Hong Kong) Ltd. From 1993 to 1996, he was a vice president at Smith Barney in Hong Kong and Los Angeles. From 1987 to 1993, Mr. Graf was an analyst and then associate at Morgan Stanley in New York, Los Angeles, Hong Kong and Singapore. Mr. Graf received a Bachelor of Arts degree from the University of Chicago in 1987. We believe Mr. Graf is qualified to serve as a member of the post-combination company Board based on his extensive leadership experience, background in corporate finance and mergers and acquisitions.

Michael E. Dee. Upon the consummation of the Business Combination, Mr. Dee will serve on the post-combination company Board. Currently Mr. Dee is the President and Chief Financial Officer of GRAF and has been in this role since September 2018 and also serves as a member of Graf’s board of directors. Mr. Dee was a Senior Advisor to the President for Finance of the Asian Infrastructure Investment Bank in Beijing from January to July 2016 and also served as a member of its Investment Committee. From 2010 to 2015, Mr. Dee managed various private investments, including providing advice to SeaOne Maritime Corp., a startup focused on the monetization of natural gas and gas liquids and based in Texas. Mr. Dee was Senior Managing Director — International of Temasek Holdings Private Limited, Singapore’s sovereign investment company, from 2008 to 2010 and also served as a senior member of its Management Committee and Investment Committee. Prior to joining Temasek, Mr. Dee worked at Morgan Stanley from 1981 to 2007 in a variety of senior positions in its capital markets, mergers and acquisitions and firm management divisions, including acting as Regional Chief Executive Officer for Southeast Asia and as Head of Morgan Stanley’s Houston office. Mr. Dee served as the regional chairman of the Houston branch of Teach For America, Inc. and as a director of the Greater Houston Partnership. He was also appointed Singapore’s Honorary Consul General in Houston. Mr. Dee received a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1981. We believe Mr. Dee is qualified to serve as a member of the post-combination company Board based on his extensive experience in capital markets, corporate finance, private equity and mergers and acquisitions.

Family Relationships

David Hall, the post-combination company’s executive chairman, and Marta Thoma Hall, the post-combination company’s chief marketing officer and a member of the post-combination company Board, are married. Joseph Culkin, a member of the post-combination company Board, is the brother-in-law of David Hall. Outside of the foregoing relationships, there are no other family relationships among any of our directors or executive officers.

Board Composition

Upon the consummation of the Business Combination, the post-combination company Board will be comprised of eight directors, of which five to seven directors will be nominated by Velodyne, including the chief executive officer of the post-combination company, with such appointments to be approved by GRAF and two directors will be nominated by GRAF, who shall be considered “independent” for the NYSE listing purposes, to be approved by Velodyne.

Director Independence

Upon the consummation of the Business Combination, the post-combination company Board is expected to determine that each of the directors on the post-combination company Board other than David Hall, Anand Gopalan, Joseph Culkin and Marta Thoma Hall will qualify as independent directors, as defined under the listing rules of the NYSE. In addition, the post-combination company will be subject to the rules of the SEC and the NYSE relating to the memberships, qualifications, and operations of the audit committee, as discussed below.

Controlled Company

Because Mr. Hall will control a majority of the outstanding voting power of the post-combination company upon consummation of the Business Combination, the post-combination company will be a “controlled company” under the corporate governance rules of the NYSE. Therefore, the post-combination company will not be required to have a majority of its board of directors be independent, nor will the post-combination company be required to have a compensation committee or an independent nominating function. In light of the post-combination company’s status as a controlled company, the post-combination company Board is not expected to have (i) a majority of independent directors or (ii) a nominating committee of the post-combination company Board. The post-combination company’s full board of directors will be directly responsible for nominating members of the post-combination company Board. The post-combination company will have an independent compensation committee as described below.

Board Oversight of Risk

Upon the consummation of the Business Combination, one of the key functions of the post-combination company Board will be informed oversight of the post-combination company’s risk management process. The post-combination company Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the post-combination company Board as a whole, as well as through various standing committees of the post-combination company Board that address risks inherent in their respective areas of oversight. For example, the post-combination company audit committee will be responsible for overseeing the management of risks associated with the post-combination company’s financial reporting, accounting, and auditing matters; the post-combination company’s compensation committee will oversee the management of risks associated with our compensation policies and programs.

Board Committees

Upon the consummation of the Business Combination, the post-combination company Board will establish an audit committee and a compensation committee. The post-combination company Board may establish other committees to facilitate the management of the post-combination company’s business. The post-combination company Board and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The post-combination company Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of the post-combination company Board is expected to qualify as an independent director in accordance with the listing standards of the NYSE. Each committee of the post-combination company Board will have a written charter approved by the post-combination company Board. Upon the consummation of the Business Combination, copies of each charter will be posted on the post-combination company’s website at www.velodynelidar.com under the Investor Relations section. The inclusion of the post-combination company’s website address in this prospectus does not include or incorporate by reference the information on Velodyne’s website into this prospectus. Members will serve on these committees until their resignation or until otherwise determined by the post-combination company Board.

Audit Committee

Upon the consummation of the Business Combination, the members of the audit committee will be Christopher Thomas, Barbara Samardzich and Michael Dee, each of whom can read and understand fundamental financial statements. The post-combination company Board has determined that each of Mr. Thomas, Ms. Samardzich and Mr. Dee is independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to audit committee members. Mr. Thomas will be the chair of the audit committee. The post-combination company Board has determined that each of [•] and [•] qualify as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements of the NYSE. The post-combination company’s audit committee will assist the post-combination company Board with its oversight of the following: the integrity of the post-combination company’s financial statements; the post-combination company’s compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; the design and implementation of the post-combination company’s internal audit function and risk assessment and risk management. Among other things, the post-combination company’s audit committee will be responsible for reviewing and discussing with our management the adequacy and effectiveness of the post-combination company’s disclosure controls and procedures. The audit committee will also discuss with the post-combination company’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of the post-combination company’s financial statements, and the results of the audit, quarterly reviews of the post-combination company’s financial statements and, as appropriate, will initiate inquiries into certain aspects of the post-combination company’s financial affairs. The post-combination company’s audit committee will be responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by the post-combination company’s employees of concerns regarding questionable accounting or auditing matters. In addition, the post-combination company’s audit committee will have direct responsibility for the appointment, compensation, retention, and oversight of the work of the post-combination company’s independent registered public accounting firm. The post-combination company’s audit committee will have sole authority to approve the hiring and discharging of the post-combination company’s independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. The post-combination company’s audit committee will review and oversee all related person transactions in accordance with the post-combination company’s policies and procedures.

Compensation Committee

Upon the consummation of the Business Combination, the members of the post-combination company’s compensation committee will be [•] and [•]. [•] will be the chair of the compensation committee. Each member of the post-combination company’s compensation committee is independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to compensation committee members. The post-combination company’s compensation committee will assist the post-combination company Board in discharging certain of the post-combination company’s responsibilities with respect to compensating the post-combination company’s executive officers, and the administration and review of the post-combination company’s incentive plans for employees and other service providers, including the post-combination company’s equity incentive plans, and certain other matters related to the post-combination company’s compensation programs.

Code of Conduct

Upon the consummation of the Business Combination, the post-combination company Board will adopt a Code of Conduct, or the Code. The Code will apply to all of our employees, officers, and directors, as well as all of our contractors, consultants, suppliers, and agents in connection with their work for us. Upon the consummation of the Business Combination, the full text of the post-combination company’s code of conduct will be posted on the post-combination company’s website at www.velodynelidar.com under the Investor Relations section. The post-combination company intends to disclose future amendments to, or waivers of, the post-combination company’s Code, as and to the extent required by SEC regulations, at the same location on the post-combination company’s website identified above or in public filings. Information contained on the post-combination company’s website is not incorporated by reference into this prospectus, and you should not consider information contained on the post-combination company’s website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of the post-combination company’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the post-combination company Board or compensation committee.

Non-Employee Director Compensation

Prior to the Business Combination, Velodyne has generally not provided any cash compensation to non-employee directors for their service on Velodyne’s board. Velodyne has had a policy of reimbursing all non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors meetings. From time to time Velodyne has granted stock options to certain non-employee directors, typically in connection with a non-employee director’s initial appointment to the board.

Upon the consummation of the Business Combination, the post-combination company Board intends to approve a non-employee director compensation program. Pursuant to this program, the post-combination company’s non-employee directors will receive both cash and equity compensation for their service as directors.

Board Observer

Under the terms of a letter agreement between Velodyne and Nikon Corporation, Velodyne agreed to invite one representative of Nikon Corporation to attend in a non-voting and observer capacity open sessions of the meetings of the Board following the closing of the Business Combination. Nikon Corporation will retain these for so long as it holds at least 50% of the shares issued to it in the Business Combination.

EXECUTIVE COMPENSATION

Velodyne

2019 Summary Compensation Table

The following table shows information regarding the compensation of Velodyne’s named executive officers for services performed during the years ended December 31, 2019 and 2018.

						Non-Equity
						Incentive
				Stock	Option	Plan	All Other
		Salary	Bonus	Awards(1)	Awards	Compensation(2)	Compensation		Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)		($)
David Hall	2019	597,692	—	2,130,750	—	240,306	—		2,968,748
Founder, Executive Chairman and Former Chief Executive Officer(3)	2018	500,000	—	—		200,000	—		700,000
Anand Gopalan	2019	465,600	—	2,146,500	—	281,106	4,500	(5)	2,897,706
Chief Executive Officer and Former Chief Technology Officer(3)	2018	363,480	—	4,269,750	—	218,706	4,500	(5)	4,856,436
Andrew Hamer(4)	2019	175,038		2,201,400	—	92,802	176,417	(6)	2,645,657
Chief Financial Officer	2018

(1)	Represents the aggregate grant date fair value of RSU awards granted to the officer, computed in accordance with FASB ASC Topic 718. See Note 7 to Velodyne’s consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of Velodyne’s equity awards.
(2)	Represents bonuses earned under Velodyne’s annual bonus plans with respect to 2018 and 2019 performance. Bonuses for 2019 remain subject to formal approval.
(3)	Effective January 1, 2020, Mr. Hall transitioned from chief executive officer to executive chairman and Dr. Gopalan assumed the role of chief executive officer.
(4)	Mr. Hamer’s employment with us commenced in July 2019. Prior to his appointment as chief financial officer, Mr. Hamer served as a consultant and Velodyne’s interim chief financial officer. Mr. Hamer’s employment letter entitles him to an annual base salary of $370,000.
(5)	Represents $4,500 in 401(k) plan contributions made by us.
(6)	Represents $171,917 in consulting fees paid to Mr. Hamer while he served as a consultant and Velodyne’s interim chief financial officer and $4,500 in 401(k) plan contributions made by us.

Narrative Explanation of Compensation Arrangements with Velodyne’s Named Executive Officers

Velodyne entered into employment agreements with each of Messrs. Gopalan and Hamer in connection with the commencement of their employment and, as described further below, entered into a new employment agreement with Mr. Gopalan in connection with his promotion to chief executive officer, effective January 1, 2020. Velodyne does not have a written employment agreement with David Hall, Velodyne’s executive chairman and former chief executive officer. Velodyne’s employment agreements with Messrs. Gopalan and Hamer set forth each such named executive officer’s annual base salary and target bonus opportunity. These agreements also provide Messrs. Gopalan and Hamer with severance rights, though it is expected that the severance rights in such agreements will be superseded by the severance and change in control agreement the post-combination company will enter into with Velodyne’s executive offices to be effective upon the completion of the Business Combination.

The annual base salaries of named executive officers will be reviewed from time to time and adjusted when the post-combination company board of directors or compensation committee determines an adjustment is appropriate. During the year ended December 31, 2019, the annual base salaries for Messrs. Hall, Gopalan and Hamer were $600,000, $468,000 and $370,000, respectively. Effective January 1, 2020, the annual base salary of Dr. Gopalan was increased to $500,000. The annual base salaries of Messrs. Hall and Hamer remain at $600,000 and $370,000, respectively.

Each of Velodyne’s named executive officers is eligible to earn an incentive bonus for each of Velodyne’s fiscal years they are employed by us. Except in the case of Mr. Hall, Velodyne typically sets target bonus opportunities as a percentage of Velodyne’s named executive officers’ annual base salaries. Mr. Hamer’s target bonus opportunity is 50% of his base salary and Dr. Gopalan’s target bonus opportunity was increased from 60% to 100% of his base salary effective January 1, 2020, under the terms of his new employment agreement. During 2018 and 2019, Velodyne’s named executive officers earned bonuses based on the achievement of certain subjective or objective company performance targets and individual performance goals, in each case as determined by members of Velodyne’s executive team. In 2019, these goals included progress on an initial public offering, the completion of other key corporate transactions and strategic initiatives, including the Series B-1 preferred stock financing, and general financial performance of the company. The company performance targets and individual performance goals vary from year to year and from executive to executive.

Effective January 1, 2020, Velodyne entered into a new employment agreement with Dr. Gopalan in connection with his promotion to chief executive officer. In addition to containing annual base salary, bonus opportunity and severance rights, the agreement provides that Velodyne will grant to Dr. Gopalan an option to purchase 150,000 shares of Velodyne’s common stock (“Promotion Option”) and two awards of RSUs. The first award will be 300,000 RSUs (“Promotion RSU Award” and such RSUs the “Promotion RSUs”) and the second award will be for up to 375,000 RSUs, with a target award of 150,000 RSUs (“Performance RSUs”).

Each of the awards promised in Dr. Gopalan’s employment agreement are subject to different vesting schedules. 25% of the shares of common stock subject to the Promotion Option will vest after 12 months of continuous service following January 1, 2020, and the balance will vest in equal monthly installments over the next 36 months of Dr. Gopalan’s continuous service. The Promotion RSU will be subject to the satisfaction of a time-based vesting requirement. This time-based vesting requirement will be satisfied upon the first occurrence of either of the following: (A)(i) with respect to 25% of the Promotion RSUs if Dr. Gopalan remains in continuous service through January 1, 2021 and a sale event occurs on or prior to January 1, 2021 and (ii) with respect to an additional 6.25% of the Promotion RSUs when Dr. Gopalan remains in continuous service through each of the next twelve successive three-month periods thereafter, but only if the sale event had occurred on or prior to January 1, 2021; or (B)(i) with respect to 58.33% of the Promotion RSUs if Dr. Gopalan remains in continuous service through an IPO (as defined in the employment agreement) and the IPO occurs on or prior to January 1, 2021, and (ii) with respect to 6.25% of the Promotion RSUs when Dr. Gopalan remains in continuous service through each of the next seven successive three-month periods thereafter (except that the time-based vesting requirement will only be satisfied with respect to the remaining 4.17% of the Promotion RSUs upon completion of the seventh successive three-month period), but only if the IPO had occurred on or prior to January 1, 2021. The number of Performance RSUs, up to 375,000, that will vest is determined by the amount of appreciation Velodyne’s common stock experiences between January 1, 2020 and December 31, 2022. If the value of Velodyne’s common stock on December 31, 2022 is between $21.78 and $29.04 per share, the reference price, then 112,500 Performance RSUs will vest. The amount of Performance RSUs that vest will scale up to 375,000 RSUs, all of which will vest if Velodyne’s common stock on December 31, 2022 has a value equal to greater than $72.60, which is 250% of 29.04. If neither a sale event nor an IPO occurs on or prior to January 1, 2023, the Performance RSUs will immediately terminate for no consideration on that date. For purposes of the Promotion RSUs and the Performance RSUs granted to Dr. Gopalan, it is expected that an IPO will be deemed to have occurred by the board of the post-combination company following the completion of the Business Combination.

The Promotion Option, the Promotion RSU Award and the Performance RSUs are subject to accelerated vesting in certain circumstances. In the case of the Promotion Option and the Promotion RSU, the vesting requirements will be deemed satisfied in full on an accelerated basis if Dr. Gopalan’s employment is terminated without cause by us or he resigns for good reason during the period commencing one month prior to and ending 12 months after a sale event; provided that such accelerated vesting shall not apply to the Promotion RSUs if they expired or were terminated prior to such employment termination or resignation. If Velodyne is subject to a sale event while Dr. Gopalan remains in continuous service and the Promotion Option and Promotion RSUs are not assumed by the acquirer or its parent, continued by the surviving company or substituted for an equivalent award or cash payment, then the outstanding Promotion Option and Promotion RSUs, if any, will be deemed vested in full immediately prior to the sale event. In the case of the Performance RSUs, if Dr. Gopalan’s employment is terminated without cause by us or he resigns for good reason during the period commencing one month prior to and ending 12 months after a sale event, the number of Performance RSUs that will become vested, up to 375,000, will be determined in relation to the gross price per share paid by the acquirer in the sale event; provided that such vesting shall not apply to the Performance RSUs if they expired or were terminated prior to such employment termination or resignation. If Velodyne is subject to a sale event while Dr. Gopalan remains in continuous service and the Performance RSUs are not assumed by the acquirer or its parent, continued by the surviving company or substituted for an equivalent award or cash payment, then the outstanding Performance RSUs, if any, will vest based on the gross price per share paid by the acquirer in the sale event.

Employee Benefits and Perquisites

Velodyne’s named executive officers are eligible to participate in Velodyne’s health and welfare plans to the same extent as are other full-time employees generally. Velodyne generally does not provide Velodyne’s named executive officers with perquisites or other personal benefits. However, Velodyne does reimburse Velodyne’s named executive officers for their necessary and reasonable business and travel expenses incurred in connection with their services to us.

Velodyne’s named executive officers are also eligible to participant in the 401(k) plan Velodyne maintains for Velodyne’s employees generally. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. In the year ended December 31, 2019, Velodyne made a 401(k) contribution of $4,500 for each of Dr. Gopalan and Mr. Hamer.

Equity Compensation

Velodyne offers stock options and RSUs to Velodyne’s named executive officers as the long-term incentive component of Velodyne’s compensation program. Velodyne typically grants equity-based awards to new hires upon their commencing employment with us. Stock options allow employees to purchase shares of Velodyne’s common stock at a price per share at least equal to the fair market value of Velodyne’s common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. In the past, Velodyne’s board of directors has determined the fair market value of Velodyne’s common stock based upon inputs including valuation reports prepared by third-party valuation firms. Generally, Velodyne’s equity-based awards vest over four years, subject to the employee’s continued employment with us on each vesting date, and in the case of RSUs, a liquidity-event vesting requirement.

In 2019, both Mr. Hall and Dr. Gopalan received RSU awards in recognition of their service to us and to further incentivize continued performance. Under the terms of his consulting agreement with us, Mr. Hamer received two awards of 5,000 RSUs, one of which is subject only to a liquidity-event vesting requirement and the other is subject to both a liquidity-event vesting requirement and a four year time-based vesting requirement. In connection with his appointment as Velodyne’s full-time chief financial, Mr. Hamer received a third RSU award in 2019. The details of these awards are set forth in “Outstanding Equity Awards at 2019 Year-End.”

As described in the footnotes to the “Outstanding Equity Awards at 2019 Year-End” table, certain equity awards granted to one or more of Velodyne’s named executive officers are subject to accelerated vesting in the event such officer’s employment is terminated by us without cause or as a result of the officer’s resignation for good reason during a window commencing three months prior to and ending twelve months following a change in control.

Outstanding Equity Awards at 2019 Year-End

The following table provides information regarding outstanding equity awards held by Velodyne’s named executive officers as of December 31, 2019. The number of shares subject to each award and, where applicable, the exercise price per share, reflect all changes as a result of Velodyne’s capitalization adjustments.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

			Option Awards					Stock Awards
			Number of		Number of			Number of		Market Value
			Securities		Securities			Shares or		of Shares or
			Underlying		Underlying			Units of		Units of
	Vesting		Unexercised		Unexercised	Option	Option	Stock That		Stock That
	Commencement		Options (#)		Options (#)	Exercise	Expiration	Have Not		Have Not
Name	Date		Vested		Unvested	Price ($)	Date	Vested (#)		Vested(*) ($)
David Hall	2/22/19			(1)	75,000
Anand Gopalan	6/27/2016	(2)	43,750		6,250	18.08	3/23/2027	6/27/2016	(2)
	6/27/2016	(3)	100,000
	6/27/2016	(3)	25,000
	6/27/2016	(3)	75,000
	9/29/2018	(3)	25,000
	11/26/2018	(3)	75,000
	2/22/19	(3)	50,000
	7/8/19	(3)	25,000
Andrew Hamer	4/17/19	(4)	5,000
	4/17/19	(5)	5,000
	4/3/19	(6)	65,000

(*)   As there was no public market for Velodyne’s common stock on December 31, 2019, Velodyne has assumed that the fair value on such date was $[●].

(1)	Represents an award of RSUs granted to Mr. Hall, which is subject to both a time-based and a liquidity-event vesting requirement, with the time-based vesting requirement satisfied in connection with Mr. Hall’s continuous service over four years, with 25% of the time-based vesting requirement becoming satisfied upon completion of one year of service after the vesting commencement date and 1/16th of the time-based vesting requirement becoming satisfied upon the completion of each three month period of service thereafter. It is expected that the liquidity-event based requirement will be waived following the completion of the Business Combination
(2)	Option vests over four-year period based on Dr. Gopalan’s continuous service over four years, whereby 25% of the shares subject to the option vested after completion of one year of service after the vesting commencement date, and 1/16th of the shares vesting upon the completion of each three month period of service thereafter. The option will become vested in full on an accelerated basis if Dr. Gopalan’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending twelve months after a change in control.
(3)	Represents an award of RSUs granted to Dr. Gopalan, which is subject to both a time-based and a liquidity-event vesting requirement, with the time-based vesting requirement satisfied in connection with Dr. Gopalan’s continuous service over four years, with 25% of the time-based vesting requirement becoming satisfied upon completion of one year of service after the vesting commencement date and 1/16th of the time-based vesting requirement becoming satisfied upon the completion of each three month period of service thereafter. It is expected that the liquidity-event based requirement will be waived following the completion of the Business Combination. The time-based vesting requirement will be satisfied in full on an accelerated basis if Dr. Gopalan’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending twelve months after a change in control.
(4)	Represents an award of RSUs granted to Mr. Hamer, which is subject only to a liquidity-event vesting requirement. It is expected that the liquidity-event based requirement will be waived following the completion of the Business Combination.
(5)	Represents an award of RSUs granted to Mr. Hamer, which is subject to both a time-based and a liquidity-event vesting requirement, with the time-based vesting requirement satisfied in connection with Mr. Hamer’s continuous service over four years, with 25% of the time-based vesting requirement becoming satisfied upon completion of one year of service after the vesting commencement date and 1/16th of the time-based vesting requirement becoming satisfied upon the completion of each three month period of service thereafter. It is expected that the liquidity-event based requirement will be waived effective following the completion of the Business Combination
(6)	Represents an award of RSUs granted to Mr. Hamer, which is subject to both a time-based and a liquidity-event vesting requirement, with the time-based vesting requirement satisfied in connection with Mr. Hamer’s continuous service over four years, with 25% of the time-based vesting requirement becoming satisfied upon completion of one year of service after the vesting commencement date and 1/16th of the time-based vesting requirement becoming satisfied upon the completion of each three month period of service thereafter. It is expected that the liquidity-event based requirement will be waived effective following the completion of the Business Combination. The time-based vesting requirement will be satisfied in full on an accelerated basis if Mr. Hamer’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending twelve months after a change in control.

Pension Benefits

Velodyne’s named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2019.

Nonqualified Deferred Compensation

Velodyne’s named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during year ended December 31, 2019.

Equity Plans

2016 Stock Plan

General.   Velodyne’s board of directors adopted Velodyne’s 2016 Plan in July 2016, and it was approved by Velodyne’s stockholders in July 2016. The 2016 Plan has not been amended since its adoption in July 2016. No further awards will be made under Velodyne’s 2016 Plan after the consummation of the Business Combination; however, awards outstanding under Velodyne’s 2016 Plan will continue to be governed by their existing terms.

Share Reserve.  As of December 31, 2019, Velodyne has reserved 7,763,731 shares of Velodyne’s common stock for issuance under Velodyne’s 2016 Plan, all of which may be issued as incentive stock options. As of December 31, 2019, there were outstanding options to purchase 53,333 shares of common stock, at exercise prices ranging from $18.08 to $20.68 per share, or a weighted-average exercise price of $18.24 per share were outstanding under Velodyne’s 2016 Plan and 3,247,352 shares of common stock issuable upon the vesting and settlement of RSUs, and 4,463,045 shares of common stock remained available for future issuance. Unissued shares subject to awards that expire or are cancelled, shares reacquired by us, and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under Velodyne’s 2016 Plan. No further awards will be made under Velodyne’s 2016 Plan after the Business Combination.

2007 Incentive Stock Plan

Velodyne’s board of directors adopted Velodyne’s 2007 Plan in January 2008, and it was approved by Velodyne’s stockholders in January 2008. The most recent amendment of Velodyne’s 2007 Plan was adopted by Velodyne’s board of directors in October 2019 in order to decrease the aggregate number of shares reserved for issuance under the 2007 Plan by 2,500,000 shares. Velodyne ceased making awards under the 2007 Plan after the 2016 Plan was adopted and, as of December 31, 2019, other than 1,404,557 shares of common stock outstanding under RSAs, no outstanding awards remained under Velodyne’s 2007 Plan.

2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan

Assuming the Velodyne Lidar, Inc. 2020 Equity Incentive Plan (the "Incentive Plan") and the Velodyne Lidar, Inc. 2020 Employee Stock Purchase Plan (the "ESPP") are approved at the Special Meeting, following the closing of the Business Combination, the post-combination company will have the Incentive Plan and the ESPP.

Limitation on Liability and Indemnification of Directors and Officers

Upon the completion of the Business Combination, the Amended and Restated Certificate of Incorporation will contain provisions that limit the liability of its current and former executive officers and directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability:

●	for any breach of a director’s duty of loyalty to the corporation or its stockholders;
●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or
●	for any transaction from which the director derives an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

The Amended and Restated Certificate of Incorporation and the bylaws of the post-combination company will provide that it is required to indemnify its executive officers and directors to the fullest extent permitted by Delaware law. The post-combination company’s bylaws will also provide that, upon satisfaction of certain conditions, it shall advance expenses incurred by an executive officer and director in advance of the final disposition of any action or proceeding, and permit the post-combination company to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether the post-combination company would otherwise be permitted to indemnify him or her under the provisions of Delaware law. The Amended and Restated Certificate of Incorporation and bylaws of the post-combination company will also provide its board of directors with discretion to indemnify its other officers, employees, and other agents when determined appropriate by the board. The post-combination company expects to enter into agreements to indemnify its directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. It is believed that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The post-combination company is expected to maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the Amended and Restated Certificate of Incorporation and bylaws of the post-combination company may discourage stockholders from bringing a lawsuit against the post-combination company’s directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against the post-combination company directors and officers, even though an action, if successful, might benefit the post-combination company and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that the post-combination company pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any Velodyne directors, officers, or employees for which indemnification is sought, and Velodyne is not aware of any threatened litigation involving Velodyne that may result in claims for indemnification under Velodyne agreements or governing documents.

2019 Director Compensation

With respect to the year ended December 31, 2019, Velodyne’s non-employee directors did not receive cash compensation for their service on Velodyne’s board of directors and Velodyne did not have a formal non-employee director compensation program in 2019. Velodyne’s board exercised its discretion to grant RSUs to certain non-employee directors serving in 2019. Mr. David Hall, Velodyne’s founder and chief executive officer during fiscal year 2019, did not and does not receive any additional compensation for his service as a member of Velodyne’s board. Joseph Michael Jellen, Velodyne’s chief commercial officer and former president, served as a director during the year ended December 31, 2019. Mr. Jellen was compensated in his capacity as an employee and executive officer, but he did not receive compensation for his service as member of Velodyne’s board during the year ended December 31, 2019.

The following table sets forth information regarding the compensation of Velodyne’s non-employee directors during the year ended December 31, 2019:

	Stock
Name	Awards ($)(1)	Total ($)
Joseph B. Culkin	—	—
Ken Goldman(2)	$710,250	$710,250
Jennifer Li(3)	$710,250	$710,250
Barbara Samardzich(4)	—	—
Christopher Thomas(5)	—	—

(1)	Represents the aggregate grant date fair value of RSUs granted to non-employee directors in 2019, computed in accordance with FASB ASC Topic 718. See Note 7 to Velodyne’s consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by Velodyne in determining the grant date fair value of its equity awards.
(2)	As of December 31, 2019, Mr. Goldman held 4,166 RSUs that will vest only if the liquidity-event vesting requirement occurs , which is expected to be deemed to have occurred following the completion of the Business Combination, by June 27, 2021. Mr. Goldman resigned from Velodyne’s board of directors in June 2019.
(3)	As of December 31, 2019, Ms. Li held 25,000 RSUs that vest quarterly over four years beginning in September 2018. These RSUs are also subject to a liquidity-event vesting requirement, which is expected to be deemed to have occurred following the completion of the Business Combination.
(4)	As of December 31, 2019, Ms. Samardzich held 35,000 RSUs that vest quarterly over four years beginning in October 2016. These RSUs are also subject to a liquidity-event vesting requirement, which is expected to be deemed to have occurred following the completion of the Business Combination.
(5)	Mr. Thomas joined the Velodyne board in July 2020.

Post-Business Combination Executive Compensation

Following the consummation of the Business Combination, Velodyne intends to develop an executive compensation program that is designed to align compensation with the post-combination company’s business objectives and the creation of stockholder value, while enabling the post-combination company to attract, retain, incentivize and reward individuals who contribute to the long-term success of the post-combination company. Decisions on the executive compensation program will be made by the compensation committee.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the post-combination company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Amended and Restated Certificate of Incorporation in its entirety for a complete description of the rights and preferences of the post-combination company’s securities following the Business Combination.

Authorized and Outstanding Stock

The Amended and Restated Certificate of Incorporation authorizes the issuance of 2,250,000,000 shares of common stock, $0.0001 par value per share and 25,000,000 shares of preferred stock, par value $0.0001 per share. The outstanding shares of our common stock are, and the shares of common stock issuable in connection with the Business Combination pursuant to the Merger Agreement and the PIPE Investment will be, duly authorized, validly issued, fully paid and non-assessable. As of August 25, 2020, there were 17,548,260 shares of common stock outstanding, held of record by approximately five holders of common stock and no shares of preferred stock outstanding. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Common Stock

The Amended and Restated Certificate of Incorporation provides that the common stock will have identical rights, powers, preferences and privileges to current common stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the current certificate of incorporation and the Amended and Restated Certificate of Incorporation, the holders of common stock possess or will possess, as applicable, all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. The holders of common stock shall at all times vote together as one class on all matters submitted to a vote of the holders of common stock under both the current certificate of incorporation and the Amended and Restated Certificate of Incorporation.

Dividends

Subject to the rights, if any of the holders of any outstanding shares of preferred stock, under both the current certificate of incorporation and the Amended and Restated Certificate of Incorporation, holders of common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the post-combination company under both the current certificate of incorporation and the Amended and Restated Certificate of Incorporation, the holders of common stock will be entitled to receive all the remaining assets of the post-combination company available for distribution to stockholders, ratably in proportion to the number of shares of common stock held by them, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Under the current certificate of incorporation, our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

Election of Directors

Our Board is currently divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the Class I directors will expire at our first annual meeting of stockholders. The term of office of the Class II directors will expire at the second annual meeting of stockholders. The term of office of the Class III directors will expire at the third annual meeting of stockholders. However, if the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Approval Proposal and the Incentive Plan Proposal are approved at the Special Meeting, this structure will change.

Under the terms of the Amended and Restated Certificate of Incorporation, upon the effectiveness thereof, the term of the Class I Directors in place at such time will expire at the first annual meeting of the stockholders of the post-combination company following the effectiveness of the Amended and Restated Certificate of Incorporation; the term of the Class II Directors in place at such time will expire at the second annual meeting of the stockholders of the post-combination company following the effectiveness of the Amended and Restated Certificate of Incorporation; and the term of the Class III Directors in place at such time will expire at the third annual meeting of the stockholders of the post-combination company following the effectiveness of the Amended and Restated Certificate of Incorporation.

Preferred Stock

Our Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Capital Stock Prior to the Business Combination

We are providing stockholders with the opportunity to redeem all or a portion of their public shares of common stock upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including interest not previously released to GRAF to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. Our Initial Stockholders, directors and officers have agreed to waive their redemption rights with respect to their shares of common stock in connection with the consummation of the Business Combination. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination.

We will consummate the Business Combination only if a majority of our outstanding shares of common stock entitled to vote and actually cast thereon at the Special Meeting are voted in favor of the Business Combination Proposal at the Special Meeting. However, the participation of our Sponsor, officers and directors, or their affiliates in privately negotiated transactions (as described in this prospectus), if any, could result in the approval of the Business Combination even if a majority of the stockholders vote, or indicate their intention to vote, against the Business Combination.

Our Initial Stockholders have agreed to vote their shares of common stock in favor of the Business Combination. As of the date of this prospectus, our Initial Stockholders, directors and officers do not currently hold any public shares. Public stockholders may elect to redeem their public shares whether they vote for or against the Business Combination.

Pursuant to our current certificate of incorporation, if we are unable to consummate a business combination by the applicable deadline, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to the Founder Shares: (a) in connection with the consummation of a business combination; (b) if we fail to consummate our initial business combination by the applicable deadline; (c) in connection with a tender offer; and (d) otherwise upon our liquidation or in the event our Board resolves to liquidate the Trust Account and ceases to pursue the consummation of a business combination prior to the applicable deadline. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination. However, if our Initial Stockholders or any of our officers, directors or affiliates acquire public shares, they will be entitled to redemption rights with respect to such public shares if we fail to consummate our initial business combination within the required time period.

In the event of a liquidation, dissolution or winding up of GRAF after our initial business combination, holders of our common stock are entitled to share ratably in proportion to the number of shares of common stock in all assets remaining available for distribution to them after payment of the debts and other liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our common stock, except that upon the consummation of our initial business combination, subject to the limitations described herein, we will provide our stockholders with the opportunity to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including any amounts representing interest earned on the Trust Account, less any interest released to us released to pay its franchise and income taxes.

PIPE Shares

Under the terms of the Subscription Agreements, GRAF agreed that, prior to the Closing, it will file with the SEC this registration statement (the “PIPE Resale Registration Statement”) registering the resale of the PIPE Shares. GRAF must use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective upon the Closing, but no later than 60 calendar days following the Closing, subject to adjustment to 90 calendar days after the Closing if the PIPE Resale Registration Statement is reviewed by, and receives comments from, the SEC. The Subscription Agreements require GRAF to cause the PIPE Resale Registration Statement to remain effective until the earlier of (i) two years from the issuance of the PIPE Shares, (ii) the date on which all of the PIPE Shares have been sold, or (iii) with respect to each PIPE Investor, the first date on which such PIPE Investor can sell all of its PIPE Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our Board at such time. In addition, our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Transfer Agent

The Transfer Agent for our common stock is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, GRAF’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and our current certificate of incorporation and bylaws as well as provisions of the Amended and Restated Certificate of Incorporation could make it more difficult to acquire the post-combination company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the post-combination company to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the common stock.

We are currently subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Assuming the approval of the proposals at the Special Meeting, we will no longer be subject to Section 203 upon the effectiveness of the proposals. Instead, we would “opt out” of Section 203 and, instead, our Amended and Restated Certificate of Incorporation would include a provision that is substantially similar to Section 203, but excludes David S. Hall and his respective successors, affiliates and associates from the definition of “interested stockholder” because such stockholders currently hold voting power of Velodyne in excess of, and immediately following the Business Combination these parties will hold voting power of the post-combination company in excess of, the 15% threshold under Section 203. Upon consummation of the Business Combination, David S. Hall and his respective successors, affiliates and associates will become “interested stockholders” within the meaning of Section 203, but will not be subject to the restrictions on business combinations set forth in Section 203, as our Board approved the Business Combination in which such stockholders became interested stockholders prior to such time they became interested stockholders. Assuming adoption of the proposals at the Special Meeting, the provisions set forth in the proposals with regards to Section 203 would take effect 12 months after the filing of the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State. Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a business combination with (i) a stockholder who owns fifteen percent (15%) or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (ii) an affiliate of an interested stockholder; or (iii) an associate of an interested stockholder, in each case, for three years following the date that such stockholder became an interested stockholder.

A business combination includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
●	on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
●	Assuming the approval of the Amended and Restated Certificate of Incorporation at the Special Meeting, it will require the approval by affirmative vote of the holders of at least two-thirds of the common stock of the post-combination company to make any amendment to key provisions of the Amended and Restated Certificate of Incorporation or of the post-combination company’s bylaws.

In addition, both our current certificate of incorporation and our Amended and Restated Certificate of Incorporation provide for certain other provisions that may have an anti-takeover effect:

●	There is no cumulative voting with respect to the election of directors.
●	Our Board is empowered to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances.
●	Directors may only be removed from the Board for cause.
●	A prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.

●	A prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.
●	Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our Board is entitled, without further stockholder approval, to designate one or more series of preferred stock and the associated voting rights, preferences and privileges of such series of preferred stock. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection Clause

Our current certificate of incorporation includes and the Amended and Restated Certificate of Incorporation will also include, a forum selection clause. The Amended and Restated Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any (i) derivative action or proceeding brought on GRAF’s behalf; (ii) action asserting a claim of breach of fiduciary duty owed by any of GRAF’s directors, officers or other employees to GRAF or its stockholders; (iii) action asserting a claim against GRAF arising pursuant to any provision of the DGCL, GRAF’s Amended and Restated Certificate of Incorporation or bylaws; or (iv) other action asserting a claim against GRAF that is governed by the internal affairs doctrine. This choice of forum provision does not apply to actions brought to enforce a duty or liability created by the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Furthermore, unless GRAF consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. GRAF intends for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder. Please see “Risk Factors—The proposed Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware and federal court within the State of Delaware as the exclusive forum for certain types of actions and proceedings that GRAF’s stockholders may initiate, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with GRAF or its directors, officers or employees.” for additional information.

Rule 144 and Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

In general, Rule 144 of the Securities Act, which we refer to as “Rule 144”, permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of our common stock or warrants for at least one year would be entitled to sell their securities pursuant to

Rule 144, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of common stock or warrants, as applicable, then outstanding; or
●	the average weekly reported trading volume of the common stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also limited by manner of sale provisions and notice requirements.

As of the date of this prospectus, we had 17,548,260 shares of common stock outstanding, of which 11,454,132 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates. All of the 6,094,128 Founder Shares owned by our Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the shares of our common stock we issue to the PIPE Investors pursuant to the Subscription Agreements will be restricted securities for purposes of Rule 144.

As of the date of this prospectus, there are 38,293,138 warrants of GRAF outstanding, consisting of 24,376,512 public warrants originally sold as part of the units issued in GRAF’s IPO and 14,150,605 private placement warrants that were sold by GRAF to our Sponsor in a private sale concurrently with GRAF’s IPO (which private placement warrants will be automatically cancelled immediately prior to Closing pursuant to the Sponsor Agreement). Each warrant is exercisable for three-quarters of one share of our common stock, in accordance with the terms of the warrant agreement governing the warrants. The public warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to file no later than 15 business days after the Closing, a registration statement under the Securities Act covering the 18,282,384 shares of our common stock that may be issued upon the exercise of the public warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

Registration Rights

GRAF Registration Rights

The holders of the Founder Shares, private placement warrants (and any shares of common stock issuable upon the exercise of the private placement warrants), and securities that may be issued upon conversion of working capital loans are entitled to registration rights pursuant to a registration rights agreement signed October 15, 2018, requiring GRAF to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that GRAF register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require GRAF to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that GRAF will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. GRAF will bear the expenses incurred in connection with the filing of any such registration statements.

The Sponsor Agreement provides that, immediately prior to the Closing, and conditioned and effective upon the Closing, all of the private placement warrants held by the Sponsor immediately prior to the Closing, will be automatically cancelled, for no consideration, and shall no longer be outstanding.

Assumed Velodyne Registration Rights

Under the terms of the Merger Agreement, GRAF is assuming Velodyne’s obligations under that certain Amended and Restated Investors’ Rights Agreement, dated October 25, 2019, between Velodyne and the stockholders named therein (the “IRA”) to register shares of common stock received by holders of Velodyne capital stock in the Business Combination. After the Business Combination, the holders of [●] shares of common stock will be entitled to contractual rights to require us to register those shares under the Securities Act. David Hall, Velodyne’s executive chairman, has contractual rights that require GRAF to register his [●] shares of common stock and any shares of common stock subsequently issued to him under the Securities Act if GRAF proposed to register any of its securities under the Securities Act. If GRAF proposes to register any of its securities under the Securities Act for its own account, holders of shares having registration rights are entitled to include their shares in GRAF’s registration statement, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration.

GRAF will pay all expenses relating to any demand, piggyback, or Form S-3 registration described below, other than underwriting discounts and commissions. The registration rights terminate upon the earliest to occur of: (i) the fifth anniversary of the completion of the initial offering or (ii) with respect to the registration rights of an individual holder, such earlier time after the initial offering at which the holder holds one percent or less of GRAF’s outstanding common stock and all shares held by the holder can be sold in any three-month period without registration in compliance with Rule 144 and without the requirement for GRAF to be in compliance with the current public information required under Rule 144(c)(1).

Demand Registration Rights

Former Velodyne equity holders that will hold approximately [●] shares of common stock after the Business Combination will be entitled to certain demand registration rights. At any time beginning on the earlier of September 4, 2023 or six months following the Closing of the Business Combination, the holders of 50% or more of the registrable securities (as defined in the IRA) then outstanding, may make a written request that GRAF register all or a portion of such registrable securities (as defined in the IRA), subject to certain specified conditions and exceptions. Such request for registration must cover securities with an aggregate offering price of at least $50,000,000. GRAF not obligated to effect more than two of these registrations.

Piggyback Registration Rights

If GRAF proposes to register any of its securities under the Securities Act either for its own account or for the account of other stockholders, the holders of [●] shares of common stock will, pursuant to the IRA and subject to certain exceptions, be entitled to include their shares in GRAF’s registration statement. These registration rights are subject to specified conditions and limitations, including, but not limited to, the right of the underwriters to limit the number of shares included in any such offering under certain circumstances, but not below 30% of the total amount of securities included in such offering.

Form S-3 Registration Rights

At any time after GRAF is qualified to file a registration statement on Form S-3, and subject to limitations and conditions specified in the IRA, the holders of at least 30% of the [●] shares of common stock with Form S-3 registration rights may make a written request that GRAF prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is at least $10,000,000. GRAF is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

PIPE Subscription Agreement

Under the terms of the Subscription Agreements, GRAF agreed that, prior to the Closing, it will file with the SEC a registration statement (the “PIPE Resale Registration Statement”) registering the resale of the shares of common stock sold to the PIPE Investors (the “PIPE Shares”). The Company must use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective upon the Closing, but no later than 60 calendar days following the Closing, subject to adjustment to 90 calendar days after the Closing if the PIPE Resale Registration Statement is reviewed by, and receives comments from, the SEC. The Subscription Agreements require GRAF to cause the PIPE Resale Registration Statement to remain effective until the earlier of (i) two years from the issuance of the PIPE Shares, (ii) the date on which all of the PIPE Shares have been sold, or (iii) with respect to each PIPE Investor, the first date on which such PIPE Investor can sell all of its PIPE Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold.

Public Warrants

Under the terms of the warrant agreement pursuant to which the public warrants were issued, GRAF agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective within 60 business days following the Business Combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement.

Ford Letter Agreement

GRAF and Velodyne entered into a letter agreement with Ford Motor Company, a Velodyne stockholder, granting Ford the right to have any shares of common stock issued to it in the Business Combination included in the registration statement filed for purposes of registering the shares issuable upon exercise of the public warrants. In the letter agreement, GRAF and Velodyne agreed that any shares of common stock issued to Ford Motor Company in the Business Combination will not be subject to a lock-up or market stand-off agreement. Ford is expected to hold greater than 5% of GRAF’s outstanding common stock after the Business Combination. See “Beneficial Ownership of Securities” for details regarding the ownership of Ford Motor Company.

Velodyne Stockholder Resale Registration Statement

In connection with the Business Combination, Velodyne stockholders will be issued restricted securities. Prior to he expiration of the lock-up agreement applicable to the Velodyne stockholders six months after the Closing of the Business Combination, GRAF intends to file a registration statement pursuant to the Securities Act registering the resale of the shares of common stock issued to Velodyne stockholders in the Business Combination. GRAF intends for this registration statement to be declared effective by the SEC on or around the expiration date of the six month lock-up applicable to Velodyne stockholders.

Listing of Securities

We intend to apply to continue the listing of the post-combination company’s common stock and warrants on NYSE under the symbols “VLDR” and “VLDR WS,” respectively, upon the Closing.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of the common stock as of August 25, 2020 and (ii) expected beneficial ownership of the common stock immediately following the Closing, assuming that no public shares are redeemed, and alternatively that 6,564,785 public shares are redeemed, by:

●	each person who is, or is expected to be after the Business Combination, the beneficial owner of more than 5% of issued and outstanding shares of common stock;
●	each person who will become an executive officer or director of the post-combination company; and
●	all executive officers and directors of GRAF as a group pre-Business Combination and all executive officers and directors of the post-combination company.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options and restricted stock units held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of August 25, 2020, assuming that the liquidity-event vesting conditions had been satisfied as of such date. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of shares of common stock pre-Business Combination is based on 17,548,260 shares of common stock (including 11,454,132 public shares and 6,094,128 Founder Shares) issued and outstanding as of August 25, 2020.

The expected beneficial ownership of shares of common stock post-Business Combination assuming none of the public shares are redeemed has been determined based upon the following: (i) that no public stockholders exercise their redemption rights (no redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of common stock (pre- or post-Business Combination), (iii) that 15,000,000 shares of common stock are issued to the PIPE Investors, (iv) that 145,575,763 shares of common stock are issued to the former Velodyne equity holders as merger consideration, including: (1) any shares issuable in respect of vested equity awards of Velodyne, and (2) up to 2,000,000 shares of common stock earned due to the satisfaction of the Earnout Condition (except for any Earnout RSUs that may not vest and settle within 60 days), (v) that a total of $50 million of shares of Velodyne capital stock are repurchased in the Pre-Closing Velodyne Tender Offer, (vi) the Sponsor forfeits an aggregate of 3,519,128 Founder Shares pursuant to the terms of the Sponsor Agreement, and (vii) there will be an aggregate of 174,604,895 shares of the post-combination company’s common stock issued and outstanding at Closing.

The expected beneficial ownership of shares of common stock post-Business Combination assuming the maximum number of public shares have been redeemed has been determined based on the following: (i) that holders of 6,564,785 public shares exercise their redemption rights (maximum redemption scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of common stock (pre- or post-Business Combination), (iii) that 15,000,000 shares of common stock are issued to the PIPE Investors, (iv) that a total of $50 million of shares of Velodyne capital stock are repurchased in the Pre-Closing Velodyne Tender Offer, (v) that 145,575,763 shares of common stock are issued to the former Velodyne equity holders as merger consideration, including: (1) shares issuable in respect of vested equity awards of Velodyne, and (2) up to 2,000,000 shares of common stock earned due to the satisfaction of the Earnout Condition (except for any Earnout RSUs that may not vest and settle within 60 days), (vi) the Sponsor forfeits an aggregate of 3,519,128 Founder Shares pursuant to the terms of the Sponsor Agreement, and (vii) there will be an aggregate of 168,040,110 shares of the post-combination company’s common stock issued and outstanding at Closing.

Unless otherwise indicated, the address of each beneficial owner listed in the table below before the Business Combination is c/o Graf Industrial Corp., 118 Vintage Park Blvd, Suite W-222, Houston, Texas 77070 and each post-

combination company beneficial owner listed in the table below is c/o Velodyne Lidar, Inc., 5521 Hellyer Avenue, San Jose, CA 95138.

			After the
			Business Combination
	Before the Business		Assuming No		Assuming
	Combination		Redemption		Maximum Redemption
	Number of		Number of		Number of
	shares of		shares of		shares of
	common		common		common
Name and Address of Beneficial Owner	stock	%	stock	%	stock	%
Graf Acquisition LLC(1)(2)	6,026,128	34.3	2,507,000	1.4	2,507,000	1.5
James A. Graf(1)(2)	6,026,128	34.3	2,507,000	1.4	2,507,000	1.5
OC Opportunities Fund II, L.P.(1)(2)(3)	6,026,128	34.3	2,507,000	1.4	2,507,000	1.5
Keith W. Abell(1)	25,000	*	25,000	*	25,000	*
Julie J. Levenson(1)	18,000	*	18,000	*	18,000	*
Sabrina McKee(1)	25,000	*	25,000	*	25,000	*
Kevin Starke(4)	—	—	—	—	—	—
Michael Dee(5)	50,018	*	50,018	*	50,018	*
All Directors and Executive Officers of GRAF as a
Group (6 Individuals)	6,144,146	35.0	2,575,000	1.5	2,575,000	1.5
Five Percent Holders:
Magnetar Financial LLC(6)	2,525,000	14.4	2,525,000	1.5	2,525,000	1.5
OxFORD Asset Management LLP(7)	1,810,000	10.3	1,810,000	1.0	1,810,000	1.1
Lighthouse Investment Partners LLC(8)	1,668,295	9.5	1,668,295	*	1,668,295	1.0
Directors and Executive Officers of the Post-
Combination Company After Consummation of
the Business Combination
David S. Hall(9)	—	—	[•]	[•]	[•]	[•]
Shares subject to voting proxy(10)	—	—	[•]	[•]	[•]	[•]
Total	—	—	[•]	[•]	[•]	[•]
Anand Gopalan(11)	—	—	[•]	[•]	[•]	[•]
Marta Thoma Hall(12)	—	—	[•]	[•]	[•]	[•]
Andrew Hamer(13)	—	—	[•]	[•]	[•]	[•]
Joseph B. Culkin(14)	—	—	[•]	[•]	[•]	[•]
Michael Dee(5)	50,018	*	50,018	*	50,018	*
James A. Graf(1)(2)	6,026,128	34.3	2,507,000	1.4	2,507,000	1.5
Jennifer Li(15)	—	—	[•]	[•]	[•]	[•]
Barbara Samardzich(16)	—	—	[•]	[•]	[•]	[•]
Christopher Thomas	—	—	—	—	—	—
All Directors and Executive Officers of the
Post-Combination Company as a Group
(14 Individuals)(17)	[•]	[•]	[•]	[•]	[•]	[•]
Five Percent Holders:
Entities affiliated with Baidu Holdings
Limited(18)	—	—	[•]	[•]	[•]	[•]
Ford Motor Company(19)	—	—	[•]	[•]	[•]	[•]

*     Less than 1%.

Notes:

(1)	Interests shown consist solely of founder shares.
(2)	Represents shares held by Graf Acquisition LLC, our Sponsor. James A. Graf, our CEO, is the managing member of our Sponsor and shares voting and investment discretion with OC Opportunities Fund II, L.P. (“Owl Creek”) with respect to the common stock held by our Sponsor. Each of Mr. Graf and Owl Creek may be deemed to have beneficial ownership of the common stock held directly by our Sponsor. Each of Mr. Graf and Owl Creek disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.

(3)	The business address of OC Opportunities Fund II, L.P. is c/o Owl Creek Advisors, LLC, 640 Fifth Avenue, 20th Floor, New York, New York 10019.
(4)	Mr. Starke is employed by Owl Creek Asset Management, L.P., which is an affiliate of Owl Creek, a member of our Sponsor. Mr. Starke does not have voting or investment power over any shares held by the sponsor, except to the extent of any direct or indirect pecuniary interest he may have therein.
(5)	Mr. Dee is a member of our sponsor. Mr. Dee does not have voting or investment power over any shares held by the sponsor, except to the extent of any direct or indirect pecuniary interest he may have therein.
(6)	According to a Schedule 13G filed with the SEC on February 14, 2019, Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz share voting and dispositive power over 2,525,000 shares of GRAF’s common stock. The business address of these reporting persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
(7)	According to a Schedule 13G filed with the SEC on February 13, 2019, OxFORD Asset Management LLP has sole voting and dispositive power over 1,810,000 shares of GRAF’s common stock. The business address of this reporting person is 6 George Street, Oxford, United Kingdom, OX12BW.
(8)	According to a Schedule 13G filed with the SEC on February 6, 2020, Lighthouse Investment Partners LLC and LHP Ireland Fund Management Limited share voting and dispositive power over 1,668,295 shares of GRAF’s common stock held directly by various funds for which they serve as managers. The business addresses of these reporting persons are 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410 and 32 Molesworth Street, Dublin, D02 Y512, Ireland, respectively.
(9)	Consists of (i) [●] shares of the post-combination company common stock held by Mr. Hall and (ii) [●] shares of the post-combination company common stock issuable pursuant to RSUs that will betime-based vested within 60 days of [●].
(10)	Consists of shares of the post-combination company common stock held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable proxy, pursuant to voting agreements between Mr. Hall, Velodyne and such stockholders, including certain of the post-combination company’s directors and officers, as indicated in the footnotes below. Velodyne does not believe that the parties to these voting agreements constitute a “group” under Section 13 of the Securities Exchange Act of 1934, as amended, as Mr. Hall exercises voting control over these shares.
(11)	Consists of (i) [●] shares of the post-combination company common stock subject to options exercisable within 60 days of [●] and (ii) [●] shares of the post-combination company common stock issuable pursuant to RSUs that will be time-based vested within 60 days of [●].
(12)	Consists of (i) [●] shares of the post-combination company common stock held by Ms. Hall and (ii) [●] shares of the post-combination company common stock issuable pursuant to RSUs that will betime-based vested within 60 days of [●]. Mr. Hall holds a proxy over all such shares.
(13)	Consists of (i) [●] shares of the post-combination company common stock issuable upon vesting of an RSU subject only to a liquidity-based vesting condition and (ii) [●] shares of the post-combination company common stock issuable pursuant to RSUs that will be time-based vested within 60 days of [●].
(14)	Consists of [●] shares of the post-combination company common stock held by Mr. Culkin. Mr. Hall holds a proxy over all such shares.
(15)	Consists of [●] shares of the post-combination company common stock issuable pursuant to RSUs that will be time-based vested within 60 days of [●].
(16)	Consists of [●] shares of the post-combination company common stock issuable pursuant to RSUs that will be time-based vested within 60 days of [●].
(17)	Consists of (i) [●] shares of the post-combination company common stock, (ii) [●] shares of the post- combination company common stock subject to options exercisable within 60 days of [●] and (ii) [●] shares of the post-combination company common stock issuable pursuant to RSUs that will be time-based vested within 60 days of [●]. Mr. Hall holds a voting proxy over [●] of the [●] shares of the post- combination company common stock included in subpart (i) of this footnote.
(18)	Consists of (i) [●] shares of the post-combination company common stock held by Baidu (Hong Kong) Limited, and (ii) [●] shares of the post-combination company common stock held by Baidu Holdings Limited. Baidu (Hong Kong) Limited, a Hong Kong company, is a wholly-owned subsidiary of Baidu Holdings Limited, a

British Virgin Islands company, which is wholly owned by Baidu, Inc., a Cayman Islands company listed on the Nasdaq Global Select Market. Baidu, Inc. may be deemed to beneficially own all of the shares held by Baidu (Hong Kong) Limited and Baidu Holdings Limited. The address for Baidu (Hong Kong) Limited is Suite 2409, Everbright Centre, 108 Gloucester Road, Wanchai, Hong Kong and for Baidu Holdings Limited is Offshore Incorporation Limited of P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands.
(19)	Consists of [●] shares of the post-combination company common stock held by Ford Motor Company. The address for Ford Motor Company is 1 American Rd, Dearborn, MI 48126.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the Selling Stockholders from time to time of up to 15,000,000 shares of common stock. The Selling Stockholders may from time to time offer and sell any or all of the common stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Stockholders’ interest in the common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the names of the Selling Stockholders, the aggregate number of shares of common stock held by each Selling Stockholder immediately prior to the sale of the shares of common stock in this offering, the number of shares of our common stock that may be sold by each Selling Stockholder under this prospectus and that each Selling Stockholder will beneficially own after this offering. For purposes of the table below, we have assumed that (i) none of the holders of public shares elect to redeem their shares in connection with the Special Meeting, (ii) the Business Combination is approved by the GRAF stockholders, (iii) the PIPE Investment closes immediately prior to the Closing, (iv) the Closing occurs, (v) after termination of this offering none of the shares of common stock covered by this prospectus will be beneficially owned by the Selling Stockholders and (vi) the Selling Stockholders will not acquire beneficial ownership of any additional securities during the offering. In addition, we assume that the Selling Stockholders have not sold, transferred or otherwise disposed of, our securities in transactions exempt from the registration requirements of the Securities Act. In the event the Business Combination is not approved by GRAF stockholders or the other conditions precedent to the consummation of the Business Combination are not met, then the PIPE Shares will not be issued and GRAF will seek to withdraw the registration statement of which this prospectus forms a part prior to the effectiveness of the registration statement.

	Number of Shares			Number of Shares
	Beneficially Owned			Beneficially Owned
	Before Sale of All Shares		Number of Shares	After Sale of All Shares
	of Common		of Common Stock to be	of Common
	Stock Offered Hereby		Sold in the Offering	Stock Offered Hereby
Name and Address of Beneficial Owner	Number	%(1)	Number	Number	%
Advisory Research Partners Fund, LP(2)	100,000	*	100,000	—	—
Entities affiliated with Alyeska Investment
Group(3)	500,000	*	500,000	—	—
CVI Investments Inc.(4)	1,500,000	*	1,500,000	—	—
Difesa Master Fund, LP(5)	35,000	*	35,000	—	—
Driehaus Event Driven Fund(6)	100,000	*	100,000	—	—
Entities affiliated with Empery Asset
Management LP(7)	500,000	*	500,000	—	—
Fort Baker Catalyst Master Fund, LP(8)	100,000	*	100,000	—	—
Entities affiliated with Glazer Capital,
LLC(9)	100,000	*	100,000	—	—
Graf Acquisition LLC(10)	6,976,128	39.8	950,000	2,507,000	*
Healthcare of Ontario Pension Plan Trust
Fund(11)	2,185,554	12.5	1,500,000	685,554	*
Entities affiliated with Magnetar Financial
LLC(12)	3,500,000	20.0	3,500,000	—	—
Entities affiliated with Millennium
Management LLC (13)	1,080,680	*	1,030,000	50,680	*
Entities affiliated with Monashee
Investment Management, LLC(14)	500,000	*	500,000	—	—
Entities affiliated with Polar Asset
Management Partners Inc.(15)	1,200,000	*	1,200,000	—	—
Entities affiliated with Hudson Bay Capital Management LP (16)	3,000,001	17.1	3,000,000	1	*
Entities affiliated with Water Island Capital,
LLC(17)	434,550	*	385,000	49,550	*

*     Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership before this offering is calculated based on 17,548,260 shares of GRAF’s common stock outstanding as of August 25, 2020. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.
(2)	Voting and investment power over the shares held by Advisory Research Partners Fund, LP resides with ARI Partners GP LLC, its general partner. The address of the foregoing individuals and entities is 180 N. Stetson Ave., Suite 5500, Chicago, IL 60601.

(3)	Shares offered hereby consist of 496,050 PIPE Shares held by Alyeska Master Fund, LP and 3,950 PIPE Shares held by Alyeska Master Fund 3, LP. Voting and investment power over the shares held by such entities resides with their investment manager, Alyeska Investment Group, LP. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Alyeska Investment Group, L.P., 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.
(4)	Voting and investment power over the shares held by CVI Investments Inc. (“CVI”) resides with Heights Capital Management, Inc., its authorized agent. Martin Kobinger, in his capacity as investment manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The address of the foregoing individuals and entities is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA 94111.
(5)	Andrew Cohen is the Chief Investment Officer of Difesa Master Fund, LP. The address of the foregoing individuals and entities is 40 West 57th Street, Suite 2020, New York, NY 10019.
(6)	Voting and investment power over the shares held by Driehaus Event Driven Fund, a Series of the Driehaus Mutual Funds, resides with Driehaus Capital Management LLC, its investment adviser. The address of the foregoing individuals and entities is 25 East Erie, Chicago, IL 60611.
(7)	Shares offered hereby consist of 272,757 PIPE Shares held by Empery Asset Master, Ltd, 88,982 PIPE Shares held by Empery Tax Efficient LP and 138,261 PIPE Shares held by Empery Tax Efficient III, LP. Voting and investment power over the shares held by such entities resides with Empery Asset Management LP. Martin Hoe and Ryan Lane, in their capacity as investment managers of each such entity, may also be deemed to have investment discretion and voting power over the shares held by each such entity. Each of the foregoing individuals and entities disclaims any beneficial ownership of these shares. The address of the foregoing entities and individuals is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, NY 10020.
(8)	Voting and investment power over the shares held by such entities resides with its investment adviser, Fort Baker Capital Management LP. The address of Fort Baker Catalyst Master Fund, LP is c/o Maples Corporate Services, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(9)	Shares offered hereby consist of 406 PIPE Shares held by Glazer Capital Management, LP, 27,163 PIPE Shares held by Glazer Enhanced Fund, LP, 58,179 PIPE Shares held by Glazer Enhanced Offshore Fund, Ltd, and 14,252 PIPE Shares held by Highmark Limited, In Respect of its Segregated Account, Highmark Multi-Strategy 2. Voting and investment power over the shares held by such entities resides with Glazer Capital, LLC. Paul J. Glazer, in his capacity as the managing member of Glazer Capital, LLC, may also be deemed to have investment discretion and voting power over the shares held by each such entity. The address of the foregoing entities and individuals is c/o Glazer Capital, LLC, 250 West 55th Street, Suite 30A, New York, NY 10019.
(10)	Voting and investment power over the shares held by Graf Acquisition LLC resides with its Chief Executive Officer and managing member, James A. Graf, and OC Opportunities Fund II, L.P. (“Owl Creek”). Each of Mr. Graf and Owl Creek may be deemed to have beneficial ownership of the common stock held directly by Graf Acquisition LLC. Each of Mr. Graf and Owl Creek disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. The address of Graf Acquisition LLC is 118 Vintage Park Blvd., Suite W-222, Houston, Texas 77070. The number of shares included in the column entitled “Shares Beneficially Owned After Sale of All Shares of Common Stock Offered Hereby” reflects the forfeiture by the Sponsor of an aggregate of 3,519,128 Founder Shares pursuant to the terms of the Sponsor Agreement at Closing.
(11)	The address of the foregoing individuals and entities is 1 York Street, Suite 1900, Toronto, Ontario M5J 0B6, Canada.
(12)	Shares offered hereby consist of 125,000 PIPE Shares held by Purpose Alternative Credit Fund - T LLC, 1,437,450 PIPE Shares held by Magnetar Constellation Master Fund, Ltd, 308,025 PIPE Shares held by Magnetar Structured Credit Fund, LP, 382,950 PIPE Shares held by Magnetar Xing He Master Fund Ltd, 480,075 PIPE Shares held by Magnetar SC Fund Ltd, 166,500 PIPE Shares held by Magnetar Longhorn Fund LP, 250,000 held by Purpose Alternative Credit Fund - F LLC and 350,000 PIPE Shares held by Magnetar Capital Master Fund, Ltd. Voting and investment power over the shares held by such entities resides with their investment adviser, Magnetar Financial LLC. Magnetar Capital Partners LP serves as the sole member and parent holding company of Magnetar Financial LLC. Supernova Management LLC is the general partner of Magnetar Capital Partners LP. The address of the foregoing individuals and entities is c/o Magnetar Financial LLC, 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.
(13)	Shares offered hereby consist of 250,000 PIPE Shares held by ICS Opportunities, Ltd., 780,000 PIPE Shares held by Integrated Core Strategies (US) LLC. In addition, ICS Opportunities II LLC currently owns 50,680 shares of common stock. Voting and investment power over the shares held by ICS Opportunities, Ltd. (“ICS Opportunities”) and ICS Opportunities II LLC (“ICS Opportunities II”) resides with their investment manager, Millennium International Management LP (“Millennium International Management”). Voting and investment power over the shares held by Integrated Core Strategies (US) LLC (“Integrated Core Strategies”) is held by the general partner of its managing member, Millennium Management LLC (“Millennium Management”). Millennium Management is also the general partner of the 100% owner of ICS Opportunities and ICS Opportunities II may also be deemed to have voting and investment power over shares held by ICS Opportunities and ICS Opportunities II. Millennium Group Management LLC (“Management Group Management”) is the managing member of Millennium Management and may also be deemed to have voting and investment power over shared held by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have voting and investment power over shared held by ICS Opportunities and ICS Opportunities II. The managing member of Millennium Group Management is a trust of which Israel A. Englander (“Mr. Englander”) currently serves as the sole voting trustee. Mr. Englander may also be deemed to have voting and investment power over shares held by Integrated Core Strategies, ICS Opportunities and ICS Opportunities II. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, ICS Opportunities or ICS Opportunities II, as the case may be. The address of ICS Opportunities and ICS Opportunities II is c/o Millennium International Management LP, 666 Fifth Avenue, 8th Floor, New York, NY 10103. The address of Integrated Core Strategies (US) LLC is c/o Millennium Management LLC, 666 Fifth Avenue, 8th Floor, New York, NY 10103.
(14)	Shares offered hereby consist of 227,273 PIPE Shares held by BEMAP Master Fund Ltd, 136,363 PIPE Shares held by Monashee Solitario Fund LP, 102,273 PIPE Shares held by Monashee Pure Alpha SPV I LP and 34,091 PIPE Shares held by SFL SPV I LLC. Voting and investment power over the shares held by such entities resides with Monashee Investment Management LLC. Jeff Muller, in his capacity as Chief Compliance Officer of Monashee Investment Management LLC, may also be deemed to have investment discretion and voting power over the shares held by each such entity. The address of the foregoing individuals and entities is c/o Monashee Investment Management LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116.
(15)	Shares offered hereby consist of 700,741 PIPE Shares held by Polar Long/Short Master Fund and 499,259 PIPE Shares held by Polar Multi-Strategy Master Fund. Voting and investment power over the shares held by such entities resides with its investment adviser, Polar Asset Management Partners Inc. (“Polar Asset Management”). Polar Asset Management disclaims beneficial ownership of the shares reported herein, and this report shall not be deemed an admission that Polar Asset Management is the beneficial owner of the shares reported herein for the purpose of Section 16 of the Exchange Act, or for any other purpose, except to the extent of Polar Asset Management’s pecuniary interest therein. The address of the foregoing in entities is c/o Polar Asset Management Partners Inc., 401 Bay Street St Suite 1900, Toronto, Ontario M5H 2Y4, Canada.
(16)	The shares offered hereby consist of the 3,000,000 PIPE Shares held by Tech Opportunities LLC. Hudson Bay Capital Management LP is the investment manager of Tech Opportunities LLC and has voting and dispositive power over the shares held by Tech Opportunities LLC. Hudson Bay Capital Management LP is also the investment manager of Hudson Bay Master Fund Ltd., the parent of Tech Opportunities LLC, which currently owns 1 share of common stock. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. The address of Tech Opportunities LLC is c/o Hudson Bay Capital Management LP, 777 Third Avenue, 30th Floor, New York, NY 10017.
(17)	Shares offered hereby consist of 4,000 PIPE Shares held by Water Island Long/Short Fund, 36,000 PIPE Shares held by Water Island Diversified Event-Driven Fund, 95,000 PIPE Shares held by Litman Gregory Masters Alternative Strategies Fund, 230,000 PIPE Shares held by Arbitrage Fund, and 20,000 PIPE Shares held by Water Island Merger Arbitrage Institutional Commingled Fund, LP. In addition, Water Island Long/Short Fund, Water Island Diversified Event-Driven Fund and Litman Gregory Masters Alternative Strategies Fund currently own 1,778, 13,072 and 34,700 shares of common stock, respectively.Voting and investment power over the shares held by such entities resides with Water Island Capital, LLC. In addition, Water Island Capital LLC serves as sub-adviser to the Litman Gregory Masters Alternative Strategies Fund. John Orrico is the managing member of Water Island Capital, LLC. The address of the foregoing entities and individuals is c/o Water Island Capital, LLC, 41 Madison Avenue, 42nd Floor, New York, NY 10010.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of shares registered on its behalf. A Selling Stockholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

Listing of Common Stock

We intend to apply to continue the listing of the post-combination company’s common stock on the NYSE under the symbols “VLDR” upon the Closing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

GRAF

Founder Shares

On June 26, 2018, we issued an aggregate of 8,625,000 Founder Shares to our Sponsor for an aggregate purchase price of  $25,000, or approximately $0.003 per share. On September 13, 2018, our Sponsor returned to us, at no cost, 2,156,250 shares of common stock, which we cancelled, resulting in our Sponsor holding 6,468,750 Founder Shares. On October 9, 2018, our Sponsor transferred 25,000 Founder Shares at the same per-share price paid by our Sponsor to each of Keith Abell and Sabrina McKee, two of our directors (then-director nominees), resulting in our Sponsor holding 6,418,750 Founder Shares. In addition, on October 17, 2019, our Sponsor transferred 18,000 Founder Shares to Julie J. Levenson, one of our directors, resulting in our Sponsor holding 6,026,128 Founder Shares. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares. 374,622 Founder Shares were forfeited by our Sponsor when the underwriters’ over-allotment option was not exercised in full. The Founder Shares may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

The Initial Stockholders have agreed to (i) waive their redemption rights with respect to their Founder Shares and public shares in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and public shares in connection with a stockholder vote to approve an amendment to our current certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of the initial public offering or to provide for redemption in connection with a business combination and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination within 18 months from the closing of the initial public offering, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame.

Private Placement Warrants

Concurrently with the closing of the initial public offering, our Sponsor purchased an aggregate of 13,400,000 private placement warrants at a price of $0.50 per warrant for an aggregate purchase price of  $6,700,000 in a private placement. On October 25, 2018, simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 750,605 placement warrants to the Sponsor at a price of  $0.50 per warrant, generating gross proceeds of approximately $375,302. The private placement warrants (including the shares of common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

The Sponsor Agreement provides that, immediately prior to the Closing, and conditioned and effective upon the Closing, all of the private placement warrants held by the Sponsor immediately prior to the Closing, will be automatically cancelled, for no consideration, and shall no longer be outstanding.

Registration Rights

The holders of the Founder Shares, private placement warrants (and any shares of common stock issuable upon the exercise of the private placement warrants), and securities that may be issued upon conversion of working capital loans are entitled to registration rights pursuant to a registration rights agreement signed October 15, 2018, requiring GRAF to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that GRAF register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require GRAF to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that GRAF will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. GRAF will bear the expenses incurred in connection with the filing of any such registration statements.

The Sponsor Agreement provides that, immediately prior to the Closing, and conditioned and effective upon the Closing, all of the private placement warrants held by the Sponsor immediately prior to the Closing, will be automatically cancelled, for no consideration, and shall no longer be outstanding.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into additional warrants at a price of  $0.75 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercisability and exercise price.

On August 5, 2020, we issued an unsecured convertible promissory note (the “Sponsor Convertible Note”) to the Sponsor, pursuant to which we may borrow up to $1,500,000 from the Sponsor for ongoing expenses reasonably related to our business and the consummation of our initial business combination. All unpaid principal under the Sponsor Convertible Note will be due and payable in full on the earlier of (i) October 31, 2020 and (ii) the effective date of its initial business combination (such earlier date, the “Maturity Date”). The Sponsor will have the option, at any time on or prior to the Maturity Date, to convert any amounts outstanding under the Sponsor Convertible Note into warrants to purchase shares of GRAF common stock, at a conversion price of $0.75 per warrant, with each warrant entitling the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per share, subject to the same adjustments applicable to the private placement warrants sold concurrently with GRAF’s initial public offering.

We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

Administrative Services Agreement

We have agreed to reimburse an affiliate of our Sponsor up to $5,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly reimbursements.

Subscription Agreement

On July 2, 2020, our Sponsor entered into a Subscription Agreement with GRAF, pursuant to which it agreed to purchase an aggregate of 950,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $9,500,000, from GRAF in a private placement to close immediately prior to Closing. The Sponsor expects to assign its obligations to purchase the shares to one or more of its beneficial members and/or their affiliates prior to the Closing.

Related Party Policy

Prior to the consummation of our IPO, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving GRAF.

In addition, our audit committee, pursuant to a written charter that we adopted prior to the consummation of our IPO, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Velodyne

The following is a description of transactions since January 1, 2017 and currently proposed transactions in which:

●	Velodyne has been or is to be a participant;
●	the amount involved exceeded or exceeds $120,000; and
●	any of Velodyne’s directors, executive officers or holders of more than 5% of its capital stock prior to the Business Combination, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Pre-Closing Velodyne Tender Offer

In August 2020, Velodyne is expected to commence the Pre-Closing Velodyne Tender Offer. In this transaction, Velodyne will offer to purchase up to $50,000,000 of its outstanding capital stock. Any repurchased shares will be cancelled. In the Pre-Closing Velodyne Tender Offer, all holders of vested Velodyne common and preferred stock who tender their shares to Velodyne will receive an amount in cash, payable concurrently with or immediately following the Closing, equal to $10.25 times the number of shares of GRAF common stock that would have been issued as merger consideration in respect of a tendered share of Velodyne capital stock. Holders of vested common stock and preferred stock are entitled to participate in the Pre-Closing Velodyne Tender Offer, including executive officers or directors of Velodyne such as David Hall, Marta Hall, Brad Culkin and members of their immediate family. Holders of greater than 5% of Velodyne’s outstanding capital stock, including Ford Motor Company and entities affiliated with Baidu, will also be entitled to participate. Velodyne does not yet know which, if any, of its stockholders will participate in the Pre-Closing Velodyne Tender Offer.

Equity Financings

Sale of Series B Preferred Stock

In September 2018, Velodyne sold an aggregate of 1,375,440 shares of its Series B preferred stock at a purchase price of $36.3520 per share to accredited investors for an aggregate purchase price of approximately $50.0 million. Each share of Velodyne’s Series B preferred stock will convert automatically into shares of common stock of GRAF in connection with the completion of the Business Combination, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Velodyne’s Series B preferred stock by its executive officers, directors, and holders of more than 5% of its capital stock.

	Shares of Series B Preferred Stock
		Aggregate
	Number of	Gross
Purchaser	Shares	Consideration ($)
Entities affiliated with Baidu (Hong Kong) Limited(1)	687,720	$24,999,997

(1)	Jennifer Li, a member of Velodyne’s board of directors, is the former chief financial officer of Baidu, Inc., an affiliate of Baidu (Hong Kong) Limited. Entities affiliated with Baidu (Hong Kong) Limited held more than 5% of Velodyne’s capital stock prior to the Business Combination. The 687,720 shares are held by Baidu Holdings Limited.

Employment Arrangements with Immediate Family Members of Velodyne’s Executive Officers and Directors

Marta Thoma Hall, spouse of David Hall, Velodyne’s executive chairman, has been employed by Velodyne since August 2011 and has been a member of Velodyne board of directors since January 2020. As Velodyne’s chief marketing officer, Ms. Hall is responsible for marketing and business development efforts. During the years ended December 31, 2017, December 31, 2018, and December 31, 2019 Ms. Hall had total cash compensation, including base salary, bonus and other compensation, of $394,039, $545,731, $564,226 respectively.

Savannah Hall, a daughter of David Hall, has been employed by Velodyne since March 2017. Ms. Hall serves as a project coordinator. Ms. Hall’s salary and bonus has not exceeded the disclosure threshold for the past three fiscal years.

James Schwandt, a son-in-law of Joseph B. Culkin, a member of Velodyne’s board of directors, has been employed by Velodyne since May 2017. Mr. Schwandt serves as senior program manager. During the years ended December 31, 2017, December 31, 2018 and December 31, 2019, Mr. Schwandt had total cash compensation, including base salary, bonus and other compensation, of $111,087, $168,013, and $172,571, respectively.

David Heeren, a son-in-law of Marta Thoma Hall, Velodyne’s chief marketing officer and a member of Velodyne’s board of directors, has been employed by Velodyne since March 2017. Mr. Heeren serves as senior technical product marketing manager. During the years ended December 31, 2017, December 31, 2018, and December 31, 2019, Mr. Heeren had total cash compensation, including base salary, bonus and other compensation, of $103,129, $179,586, and $184,976, respectively.

Each of these individuals is expected to be employed by the post-combination company following Closing.

Velodyne Acoustics Litigation Indemnity

In August 2016, Velodyne entered into an agreement with David Hall, Velodyne’s then chief executive officer, and Velodyne Acoustics, LLC, an entity that was wholly-owned and controlled by David Hall until November 2019 (“Acoustics”), pursuant to which Acoustics agreed to, among other things, indemnify, defend and hold harmless Velodyne from and against any and all liabilities relating to, arising out of or resulting from certain litigation matters (“Litigation Indemnification Agreement”). The litigation matters giving rise to the indemnification obligations involved certain employment-related claims of two former employees of Velodyne Acoustics, Inc., which was the predecessor of Acoustics. In November 2019, Velodyne elected not to seek indemnification from Acoustics for the litigation matters under the terms of the Litigation Indemnification Agreement and assumed control and financial responsibility for the litigation matters. By not seeking indemnification from Acoustics, Velodyne currently estimates that it will pay approximately $4.5 million in connection with the litigation matters that were the subject of the Litigation Indemnification Agreement, indirectly benefitting Mr. Hall, the former sole owner of Acoustics. Velodyne believes that the litigation matters covered by the Litigation Indemnification Agreement are now substantially complete and does not expect to incur significant additional expenses related to these litigation matters.

2018 Tender Offer

In December 2018, Velodyne commenced a tender offer to purchase an aggregate of 73,150 shares of its common stock at a price of approximately $36.3520 per share. Velodyne purchased shares of its common stock from certain stockholders, including Joseph B. Culkin, a member of Velodyne’s board of directors, and Bruce Hall, a brother of David Hall. The following table summarizes purchases of shares of Velodyne common stock by Velodyne from these stockholders.

	Shares of common stock
		Aggregate
	Number of	Gross
Seller	Shares	Consideration ($)
Joseph B. Culkin	27,704	$1,007,096
Bruce Hall	13,100	476,211
Total	40,804	$1,483,307

Amended and Restated Investors’ Rights Agreement

On October 25, 2019, Velodyne entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with certain holders of Velodyne’s capital stock. These stockholders will be entitled to rights with respect to the registration of their shares of common stock following the Business Combination. Under the terms of the Merger Agreement, the post-combination company will at Closing assume Velodyne’s obligations to register shares of common stock held by the former Velodyne equity holders party to the Investors’ Rights Agreement. Velodyne expects that its stockholders will approve an amendment to the Investors’ Rights Agreement that will terminate upon Closing the covenants in Section 3 of the Investors’ Rights Agreement that do not pertain to registration rights. For a description of these registration rights, see “Description of Securities — Registration Rights.”

Indemnification Agreements

The post-combination company’s amended and restated certificate of incorporation, which will be effective upon the completion of the Business Combination, will contain provisions limiting the liability of directors, and the post-combination company’s amended and restated bylaws, which will be effective upon the completion of the Business Combination, will provide that the post-combination company will indemnify each of its directors to the fullest extent permitted under Delaware law. The Amended and Restated Certificate of Incorporation and the post-combination company’s bylaws will also provide the board of directors with discretion to indemnify officers and employees when determined appropriate by the post-combination company’s board of directors.

The post-combination company intends to enter into new indemnification agreements with each of its directors and executive officers and certain other key employees. The indemnification agreements will provide that the post-combination company will indemnify each of its directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of the post-combination company’s directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, the Amended and Restated Certificate of Incorporation and the post-combination company’s bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, the post-combination company’s will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Leases

In January 2017, Velodyne entered into a five-year lease agreement with Hellyer-DMHall Properties, LLC, an affiliate of David Hall, Velodyne’s then chief executive officer and director and current executive chairman, and Marta Thoma Hall, Velodyne’s chief marketing officer, and a member of Velodyne’s board of directors. In October 2019, Velodyne extended the lease for an additional five years and agreed to annual increases of 3% beginning in January 2020. Under the extended lease agreement, Velodyne leases approximately 205,000 square feet of office and manufacturing space in San Jose, California as its corporate headquarters. As of December 31, 2019, future minimum lease payments total $27.3 million related to this facility. Rent expense was $3.0 million, $3.0 million and $3.1 million for the years ended December 31, 2017, 2018 and 2019, respectively. It is expected that the post-combination company will operate out of Velodyne’s headquarters.

Loans

In January 2017 and December 2016, Velodyne loaned David Hall, Velodyne’s then chief executive officer and director and current executive chairman, approximately $3.5 million pursuant to two unsecured promissory notes for purposes of financing the acquisition of Velodyne’s headquarters facility in San Jose, California. The loan accrued interest at a rate of 3.15% per annum. As of December 31, 2019, immediately prior to repayment, the aggregate outstanding balance of the loan was approximately $3.6 million, including aggregate principal of $3.5 million and aggregate accrued and unpaid interest of $0.1 million. Mr. Hall made monthly interest-only payments to Velodyne on the loan beginning in December 2017 and repaid all outstanding principal and interest due under the two promissory notes on December 31, 2019.

In addition, in March 2017, Velodyne, Mr. Hall, and Ms. Hall each entered into an unconditional payment guaranty with regard to a $15.0 million term loan issued by First Bank, as lender, to Hellyer-DMHall Properties, LLC, as borrower, an affiliate of Mr. Hall and Ms. Hall. This term loan was obtained for and secured by a Deed of Trust for Velodyne’s headquarters facility in San Jose, California. The guaranty by each of Velodyne, Mr. Hall, and Ms. Hall unconditionally guaranteed the borrower’s obligations under the loan. As of December 31, 2017 and 2018, the outstanding principal balance of the term loan was $14.8 million and $14.4 million, respectively. In December 2019, Velodyne was released from the unconditional payment guaranty and has no further obligations with respect to the First Bank term loan.

Customer Agreements

Velodyne sells products and services to Ford Motor Company, a holder of more than 5% of Velodyne’s capital stock prior to the completion of the Business Combination, and affiliated entities. Ford Motor Company has been a Velodyne customer since 2015. Ford Motor Company has made direct payments to Velodyne of approximately

$3.2 million, $0.5 million and $0.3 million, for the years ended December 31, 2017, 2018 and 2019, respectively. Velodyne has also received payments on behalf of Ford Motor Company through third party distributors.

In July 2017, Velodyne entered into a supply agreement with Baidu (Hong Kong) Limited, which, together with its affiliates (Baidu), is a holder of more than 5% of Velodyne’s capital stock prior to the completion of the Business Combination. Jennifer Li, a member of Velodyne’s board of directors, is the former general managing director of Baidu Capital and the former chief financial officer of Baidu Inc. Entities affiliated with Baidu have made payments to Velodyne of approximately $4.9 million, $10.3 million and $0.6 million, for the years ended December 31, 2017, 2018 and 2019, respectively. In October 2019, Velodyne agreed to refund entities affiliated with Baidu a total of $4.8 million. Velodyne issued the refund to entities affiliated with Baidu in order to compensate them for unforeseen challenges associated with the use of certain new products purchased from Velodyne in 2018. The products purchased by these entities in 2018 were still under development at the time and Velodyne felt it appropriate to compensate these early purchasers for working with a new product. Entities affiliated with Baidu continue to be important customers and stockholders.

Ford Letter Agreement

In July 2020, GRAF and Velodyne entered into a letter agreement with Ford Motor Company, a greater than 5% holder of Velodyne’s outstanding capital stock, granting Ford the right to have any shares of common stock issued to it in the Business Combination included in the registration statement filed for purposes of registering the shares issuable upon exercise of the public warrants. See “Description of Securities — Registration Rights — Public Warrants.” In the letter agreement, GRAF and Velodyne agreed that any shares of common stock issued to Ford Motor Company in the Business Combination will not be subject to a lock-up or market stand-off agreement. Ford is expected to hold greater than 5% of GRAF’s outstanding common stock after the Business Combination. See “Beneficial Ownership of Securities” for details regarding the ownership of Ford Motor Company.

Policies and Procedures for Related Party Transactions

The post-combination company intends to adopt a new written related party transaction policy to be effective upon the completion of the Business Combination. The policy will provide that officers, directors, holders of more than 5% of any class of the post-combination company’s voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the post-combination company without the prior consent of the audit committee, or other independent members of the post-combination company’s board of directors in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for the post-combination company to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration, and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

All of the transactions described in this section were entered into prior to the adoption of this policy.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our common stock who are initial purchasers of such common stock pursuant to this offering and hold the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that any distributions made by us on our common stock and any consideration received by a holder in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

This summary is based upon U.S. federal income tax laws as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

●	financial institutions or financial services entities;
●	broker-dealers;
●	governments or agencies or instrumentalities thereof;
●	regulated investment companies;
●	real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own five percent or more (by vote or value) of our shares;
●	persons that acquired our common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
●	insurance companies;
●	dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;
●	persons holding our common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;
●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;
●	tax-exempt entities;
●	controlled foreign corporations; and
●	passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-thru entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock. Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the

U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions treated as a return of capital.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our common stock who or that is for U.S. federal income tax purposes:

●	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);
●	a foreign corporation; or
●	an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition of our common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our common stock.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below), we generally will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. [We do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.]

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of shares of common stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

PLAN OF DISTRIBUTION

We are registering the offer and sale, from time to time, by the Selling Stockholders of up to 15,000,000 shares of common stock, par value $0.0001 per share, which are to be issued in a private placement in connection with, and as part of the consideration for, the Business Combination. In the event the Business Combination is not approved by GRAF stockholders or the other conditions precedent to the consummation of the Business Combination are not met, then the PIPE Shares will not be issued and GRAF will seek to withdraw the registration statement of which this prospectus forms a part prior to the effectiveness of the registration statement.

We will not receive any of the proceeds from the sale of the securities by the Selling Stockholders.

Once issued and upon effectiveness of the registration statement of which this prospectus forms a part, the securities beneficially owned by the Selling Stockholders covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The term “Selling Stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. Each Selling Stockholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The Selling Stockholders and any of their permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions.

Subject to the limitations set forth in any applicable registration rights agreement, the Selling Stockholders may use any one or more of the following methods when selling the securities offered by this prospectus:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
●	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	an over-the-counter distribution in accordance with the rules of the applicable exchange;
●	settlement of short sales entered into after the date of this prospectus;
●	agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;
●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
●	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	through a combination of any of the above methods of sale; or
●	any other method permitted pursuant to applicable law.

In addition, a Selling Stockholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The Selling Stockholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Stockholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Stockholder.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In connection with the sale of shares of our common stock, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In offering the securities covered by this prospectus, the Selling Stockholders and any underwriters, broker-dealers or agents who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

White & Case LLP has passed upon the validity of the common stock of GRAF offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

The financial statements of Graf Industrial Corp. as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and the period from June 26, 2018 (inception) through December 31, 2018, appearing in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon dated March 10, 2020, appearing elsewhere herein, and are included in reliance on such report given the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Velodyne Lidar, Inc. as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, including exhibits, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and our exhibits.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at www.sec.gov. We also maintain a website at www.grafacq.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Graf Industrial Corp.

Page
Six Months Ended June 30, 2020 and 2019

Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	F-3

Consolidated Statements of Operations for the six months ended June 30, 2020 and 2019	F-4

Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019	F-6

Notes to Consolidated Financial Statements	F-7

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm	F-24

Balance Sheets as of December 31, 2019 and 2018	F-25

Statements of Operations for the years ended December 31, 2019 and 2018	F-26

Statements of Changes in Stockholders’ Equity for the years ended December 31, 2019 and 2018	F-27

Statements of Cash Flows for the years ended December 31, 2019 and 2018	F-28

Notes to Financial Statements	F-29

Velodyne Lidar, Inc. and Subsidiaries

Years Ended December 31, 2017, 2018 and 2019 and Six Months Ended June 30, 2019 and 2020

Report of Independent Registered Public Accounting Firm	F-42

Consolidated Balance Sheets as of December 31, 2018, December 31, 2019 and June 30, 2020 (unaudited)	F-43

Consolidated Statements of Operations for the years ended December 2017, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited)	F-44

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 2017, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited)	F-45

Consolidated Statements of Stockholders’ Equity for the years ended December 2017, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited)	F-47

Consolidated Statements of Cash Flows for the years ended December 2017, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited)	F-48

Notes to Consolidated Financial Statements	F-49

GRAF INDUSTRIAL CORP.

CONDENSED BALANCE SHEETS

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets:
Current assets:
Cash	$382,747	$698,322
Prepaid expenses	48,060	29,467
Total current assets	430,807	727,789
Investments held in Trust Account	117,294,619	248,988,147
Total Assets	$117,725,426	$249,715,936

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$167,737	$28,004
Accrued expenses	359,196	500
Franchise tax payable	100,100	200,000
Income tax payable	71,879	155,308
Warrant liabilities	—	32,502,650
Total current liabilities	698,912	32,886,462

Commitments and Contingencies
Common stock, $0.0001 par value; 11,202,651 and 21,182,947 shares subject to possible redemption at June 30, 2020 and December 31, 2019, respectively	112,026,510	211,829,470

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 400,000,000 shares authorized; 6,346,714 and 9,287,693 shares issued and outstanding (excluding 11,202,651 and 21,182,947 shares subject to possible redemption) at June 30, 2020 and December 31, 2019, respectively	635	929
Additional paid-in capital	17,853,006	14,846,199
Accumulated deficit	(12,853,637)	(9,847,124)
Total stockholders’ equity	5,000,004	5,000,004
Total Liabilities and Stockholders’ Equity	$117,725,426	$249,715,936

The accompanying notes are an integral part of these unaudited condensed financial statements.

GRAF INDUSTRIAL CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Operating expenses:
General and administrative costs	$485,980	$221,356	$895,511	$324,803
Loss from operations	(485,980)	(221,356)	(895,511)	(324,803)

Other incomes (expenses):
Investment income on Trust Account	72,958	1,471,028	845,679	2,893,394
Change in fair value of warrant liability	—	(575,279)	(2,800,110)	(3,376,517)
Total other income (expenses)	72,958	895,749	(1,954,431)	(483,123)

Income (loss) before income tax expense	(413,022)	674,393	(2,849,942)	(807,926)
Income tax expense	4,821	319,342	156,571	611,714
Net income (loss)	$(417,843)	$355,051	$(3,006,513)	$(1,419,640)

Weighted average shares outstanding of Public Shares	13,585,117	24,376,512	18,980,815	24,376,512
Basic and diluted net income per share, Public Shares	$0.00	$0.05	$0.03	$0.09
Weighted average shares outstanding of Founder Shares	6,094,128	6,094,128	6,094,128	6,094,128
Basic and diluted net loss per share, Founder Shares	$(0.07)	$(0.13)	$(0.59)	$(0.61)

The accompanying notes are an integral part of these unaudited condensed financial statements.

GRAF INDUSTRIAL CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	For the six months ended June 30, 2020
					Total
	Common Stock		Additional Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2019	9,287,693	$929	$14,846,199	$(9,847,124)	$5,000,004
Reclassification of warrant liabilities to equity upon exercising of the Warrant Adjustment Provision	—	—	35,302,760	—	35,302,760
Shares subject to possible redemption	(3,193,565)	(320)	(31,935,330)	—	(31,935,650)
Net loss	—	—	—	(2,588,670)	(2,588,670)
Balance - March 31, 2020 (unaudited)	6,094,128	$609	$18,213,629	$(12,435,794)	$5,778,444
Shares subject to possible redemption (1)	252,586	26	(360,623)	—	(360,597)
Net loss	—	—	—	(417,843)	(417,843)
Balance - June 30, 2020 (unaudited)	6,346,714	$635	$17,853,006	$(12,853,637)	$5,000,004

(1)	Including the redemption of 12,921,275 Public Shares on April 16, 2020

	For the six months ended June 30, 2019
					Total
	Common Stock		Additional Paid-In	Retained	Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - December 31, 2018	7,893,844	$789	$923,412	$4,075,806	$5,000,007
Additional offering costs	—	—	(15,564)	—	(15,564)
Shares subject to possible redemption	179,025	18	1,790,232	—	1,790,250
Net loss	—	—	—	(1,774,691)	(1,774,691)
Balance - March 31, 2019 (unaudited)	8,072,869	$807	$2,698,080	$2,301,115	$5,000,002
Shares subject to possible redemption	(35,505)	(4)	(355,046)	—	(355,050)
Net income	—	—	—	355,051	355,051
Balance - June 30, 2019 (unaudited)	8,037,364	$803	$2,343,034	$2,656,166	$5,000,003

The accompanying notes are an integral part of these unaudited condensed financial statements.

GRAF INDUSTRIAL CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(3,006,513)	$(1,419,640)
Adjustments to reconcile net loss to net cash used in operating activities:
Income earned on investments held in Trust Account	(845,679)	(2,893,394)
Change in fair value of warrant liability	2,800,110	3,376,517
Changes in operating assets and liabilities:
Prepaid expenses	(18,593)	(89,848)
Accounts payable	139,733	(97,029)
Accrued expenses	358,696	(14,500)
Franchise tax payable	(99,900)	(3,013)
Income tax payable	(83,429)	(214,655)
Net cash used in operating activities	(755,575)	(1,355,562)

Cash Flows from Investing Activities:
Investment income released from Trust Account to pay franchise and income taxes	440,000	947,145
Withdrawal from Trust Account for redemption of Public Shares	132,099,207	—
Net cash provided by investing activities	132,539,207	947,145

Cash Flows from Financing Activities:
Payment of offering costs	—	(100,564)
Redemption of Public Shares	(132,099,207)	—
Net cash used in financing activities	(132,099,207)	(100,564)

Net decrease in cash	(315,575)	(508,981)

Cash - beginning of the period	698,322	1,440,897
Cash - end of the period	$382,747	$931,916

Supplemental disclosure of noncash activities:
Change in value of common stock subject to possible redemption	$32,296,247	$(1,435,200)

Supplemental cash flow activities:
Cash paid for income taxes	$240,000	$943,830

The accompanying notes are an integral part of these unaudited condensed financial statements.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Graf Industrial Corp. (the “Company”) is a blank check company incorporated in Delaware on June 26, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

On July 2, 2020, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with VL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and Velodyne Lidar, Inc., ("Velodyne"). See the Proposed Business Combination described below.

As of June 30, 2020, the Company had not commenced any operations. All activity up to June 30, 2020 related to the Company’s formation and preparation for the initial public offering (the “Initial Public Offering”), and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Initial Public Offering was declared effective on October 15, 2018. On October 18, 2018, the Company consummated the Initial Public Offering of 22,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units offered, the “Public Shares”), generating gross proceeds of $225 million, and incurred underwriting commissions of $4.5 million. On October 25, 2018, the Company consummated the closing of the sale of 1,876,512 additional Units upon receiving notice of the underwriters’ election to partially exercise their overallotment option (the “Over-allotment”), generating additional gross proceeds of approximately $18.8 million, and incurred additional underwriting commissions of approximately $0.4 million (Note 3).

Simultaneously with the closing of the Initial Public Offering and the Over-allotment, the Company consummated the private placement (“Private Placement”) of 14,150,605 warrants (the “Private Placement Warrants”) at a price of $0.50 per Private Placement Warrant, with the Sponsor, generating gross proceeds of approximately $7.08 million (Note 4). See the "Proposed Business Combination" section below, including the description of the Sponsor Agreement, pursuant to which the Private Placement Warrants will be forfeited immediately prior to (but conditioned and effective upon) completion of the proposed Merger.

Upon the closing of the Initial Public Offering, the Over-allotment and the Private Placement, approximately $243.8 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and Private Placement Warrants in the Private Placement was placed in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee (“Trust Account”). The proceeds held in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Second Amended and Restated Certificate of Incorporation (as amended, the “Second Amended and Restated Certificate of Incorporation”) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the time provided in the Second Amended and Restated Certificate of Incorporation or to provide for redemption in connection with a Business Combination and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete a Business Combination within the time provided in the Second Amended and Restated Certificate of Incorporation, subject to applicable law.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, the Over-allotment and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. New York Stock Exchange (“NYSE”) rules require that the initial Business Combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption were recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. If the Company seeks stockholder approval of a Business Combination, it will be proceeded with the Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the Second Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

The Sponsor and the Company’s officers and directors have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Second Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or to provide for redemption in connection with a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company originally had 18 months from the closing of the Initial Public Offering (by April 18, 2020) to complete a Business Combination. On April 16, 2020, the Company filed an amendment (the “Extension Amendment”) to the Company’s Second Amended and Restated Certificate of Incorporation to extend the date by which the Company has to consummate a Business Combination (the “Extension”) from April 18, 2020 to July 31, 2020. The Company’s stockholders approved the Extension Amendment at a special meeting in lieu of the 2020 annual meeting of stockholders of the Company (the “Special Meeting”) on April 16, 2020. In connection with the Extension, an aggregate 12,921,275 shares of the Company’s common stock were redeemed, and approximately $132.1 million was withdrawn out of the Trust Account to pay for such redemption, leaving approximately $117.1 million remaining in the Company’s Trust Account to consummate a Business Combination. On July 23, 2020, the Company filed an amendment (the “Second Extension Amendment”) to the Company’s Second Amended and Restated Certificate of Incorporation to further extend the date by which the Company has to consummate a Business Combination (the “Second Extension”) from July 31, 2020 to October 31, 2020 (the “Combination Period”). The

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Company’s stockholders approved the Second Extension Amendment at a special meeting of stockholders of the Company on July 23, 2020. In connection with the Second Extension, an aggregate 1,105 shares of the Company’s common stock were redeemed, and approximately $11,000 was withdrawn out of the Trust Account to pay for such redemption, leaving approximately $117.1 million remaining in the Company's Trust Account to consummate a Business Combination.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor and the Company’s officers and directors have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the officers, directors, the Sponsor or any of its members or their affiliates acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. Pursuant to the terms of the business combination marketing agreement (see Note 6), no fee will be payable if the Company does not complete a Business Combination. In the event that the Company does not complete a Business Combination and subsequently liquidates, the amount of such fee will be included with the funds held in the trust account that will be available to fund the redemption of Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to indemnify the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020, or any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements contained in the Company’s Annual Report on Form 10-K filed with the SEC on March 10, 2020.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Proposed Business Combination

Merger Agreement

On July 2, 2020, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with VL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and Velodyne Lidar, Inc., (“Velodyne”).

Pursuant to the terms of the Merger Agreement, the Company will acquire Velodyne through the merger of Merger Sub with and into Velodyne, with Velodyne surviving the merger (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of Velodyne common stock, par value $0.0001 per share ("Velodyne common stock"), series A preferred stock, par value $0.0001 per share, series B preferred stock, par value $0.0001 per share, and series B-1 preferred stock, par value $0.0001 per share, (collectively, the "Velodyne capital stock") will be converted into the right to receive shares of common stock, par value $0.0001 per share, of the Company (the "Common Stock") in an aggregate amount which shall not exceed, taken together with any shares issuable in respect of vested equity awards of Velodyne, 143,575,763 shares of Common Stock. In addition, at the Effective Time, each outstanding and unsettled restricted stock unit in respect of shares of Velodyne common stock, option to purchase Velodyne common stock and unvested restricted share of Velodyne common stock will be rolled over into restricted stock units, options, or restricted shares, respectively, of Common Stock in accordance with the terms of the Merger Agreement. Prior to the closing of the Business Combination (the "Closing"), Velodyne intends to enter into agreements with certain of its shareholders pursuant to which, contemporaneously with the Closing, it will repurchase and cancel shares of Velodyne capital stock from such shareholders in exchange for an aggregate amount of cash not to exceed $50,000,000, to be paid by the Company following the Closing. The Company and Velodyne expect to offer such holders the option to receive, in lieu of cash, additional shares of common stock valued at $10.25 per share, or up to an additional 4,878,048 shares of common stock if all Velodyne equity holders elect to receive shares. Upon the closing of the Business Combination (the “Closing”), the former Velodyne equity holders are expected to hold, in the aggregate, approximately 83.4% of the issued and outstanding shares of common stock, assuming $50,000,000 of cash is used to repurchase Velodyne shares.

Under the Merger Agreement, certain Velodyne equity holders will also be entitled to receive, in the aggregate, up to an additional 2,000,000 shares of common stock (including in the form of awards of restricted stock units settleable in shares of common stock) if the closing trading price of our common stock was greater than or equal to $15.00 for any 20 trading days within any 30 trading-day period, commencing on the date of the Merger Agreement and ending on the date that is six months after the Closing (“Earnout Trading Price”). Because the Earnout Trading Price was met on July 30, 2020, Velodyne equity holders will be entitled to receive such additional shares upon the Closing. In addition, Graf Acquisition LLC (our “Sponsor”) will retain 2,507,000 founder shares that were initially purchased by the Sponsor in a private placement prior to our IPO (the “Founder Shares”), including 275,000 "Earnout Founder Shares" that vested upon the achievement of the Earnout Trading Price on July 30, 2020, as described above.

Pursuant to the terms of the Merger Agreement, the Company is required to use commercially reasonable efforts to cause the Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement (the "Transactions") to be approved for listing prior to the Closing. Following the Closing, the Company agreed to comply with the terms of any registration rights agreements by which Velodyne is bound in favor of Velodyne's

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

stockholders, treating shares of Common Stock to be held by such stockholders as registrable securities under such agreements.

The consummation of the Merger is subject to the receipt of the requisite approval of the stockholders of each of the Company and Velodyne (such approvals, the "the Company stockholder approval" and the "Velodyne stockholder approval", respectively) and the fulfillment of certain other conditions.

The consummation of the Merger is conditioned upon, among other things, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act (the "HSR Act"), (ii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger, (iii) receipt of Graf stockholder approval, (iv) receipt of Velodyne stockholder approval, (v) the approval of the Extension (as defined in the Merger Agreement) and the other matters presented for Graf. On July 23, 2020, the Graf's shareholders approved the Extension. On August 4, 2020, the Company received notice that the Federal Trade Commission granted early termination of the waiting period under the HSR Act with respect to the transactions contemplated by the Merger Agreement.

The obligations of Graf to consummate the Merger are also conditioned upon, among other things, customary closing conditions and the entering into employment agreements with certain officers of Velodyne on terms and conditions reasonably satisfactory to Graf (but no less favorable to such employees than their current employment arrangements).

The obligations of Velodyne to consummate the Merger also are conditioned upon, among other things, (i) customary closing conditions, (ii) the amendment and restatement of Graf's certificate of incorporation in substantially the form attached to the Merger Agreement and (iii) evidence that, immediately after the Closing, the funds in the Trust Account (as defined in the Merger Agreement), together with the funding of any amounts payable under the Subscription Agreements (as defined in the Merger Agreement), will be no less than an aggregate amount of $200,000,000.

Support Agreement

In connection with the execution of the Merger Agreement, the Company, Merger Sub and David Hall entered into a support agreement (the "Support Agreement"), providing, among other things, that at any meeting of the Velodyne stockholders and in connection with any written consent of the Velodyne stockholders, Mr. Hall will vote all of the outstanding shares of Velodyne common stock held by Mr. Hall or with respect to which Mr. Hall has the right to vote by proxy (or will execute and deliver a written consent with respect to such shares) in favor of the Merger and the adoption of the Merger Agreement, regardless of whether the Merger is no longer recommended by the Velodyne board of directors in accordance with the Merger Agreement. The shares of Velodyne common stock that are owned by Mr. Hall or with respect to which Mr. Hall has the right to vote by proxy, all of which are subject to the Support Agreement, represent a majority of the outstanding voting power of Velodyne. In addition, the Support Agreement prohibits Mr. Hall from engaging in activities that have the effect of soliciting an Acquisition Proposal (as defined in the Merger Agreement).

Sponsor Agreement

In connection with the execution of the Merger Agreement, Graf Acquisition LLC ("Sponsor") entered into a sponsor agreement (the "Sponsor Agreement") with the Company and Velodyne, pursuant to which, among other things, the Sponsor agreed to vote all Founder Shares (as defined in the Sponsor Agreement) beneficially owned by the Sponsor in favor of each of the proposals at the Company special stockholder meeting to be presented for the Company stockholder approval.

The Sponsor Agreement amends and restates, with respect to the Sponsor, the Sponsor's existing letter agreement, dated October 15, 2018 (the "existing sponsor agreement"), but will automatically revert to the existing sponsor agreement if the Merger Agreement is validly terminated.

Pursuant to the Sponsor Agreement, the Sponsor will forfeit 3,519,128 Founder Shares and all of the Private Placement Warrants (as defined in the Sponsor Agreement), in each case for no consideration, immediately prior to (but conditioned and effective upon) completion of the Merger. Following completion of the Merger, the Sponsor will retain 2,507,000 Founder Shares, 275,000 of which shall be Earnout Founder Shares (as defined in the Sponsor

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Agreement). The Sponsor Agreement also provides that all Earnout Founder Shares shall be subject to the Earnout Trading Price performance vesting condition, and accordingly the Earnout Founder Shares vested upon the achievement of the Earnout Trading Price on July 30, 2020, as described above.

The Sponsor Agreement provides that the Sponsor will not redeem any Founder Shares in connection with the Merger. The Sponsor has also agreed, subject to certain exceptions, not to transfer any Founder Shares or any Private Placement Warrants (as defined in the Sponsor Agreement) (or any shares of Common Stock issuable upon exercise thereof) until the earlier of (A) one year after the completion of the Merger and (B) subsequent to the Merger, either (i) the achievement of a $12.00 Stock Price Level (provided that the applicable thirty (30) day trading day period commences at least 150 days after the Merger) or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or similar transaction that results in all of the Company's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the "Lock-up Period").

The applicable "Stock Price Level" will be considered achieved only when the closing price of Common Stock is greater than or equal to the applicable threshold for any twenty (20) trading days within any thirty (30) trading day period. The Stock Price Levels will be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting the Common Stock after the date of the Merger Agreement.

The Sponsor Agreement shall terminate on the expiration of the Lock-up Period; provided, however, that if the Merger Agreement is validly terminated, the Sponsor Agreement shall automatically terminate and be of no force and effect and, with respect to the Sponsor, shall revert to the existing sponsor agreement.

Subscription Agreements

In connection with the execution of the Merger Agreement, the Company entered into subscription agreements (the "Subscription Agreements"), each dated as of July 2, 2020, with certain institutional investors, including the Sponsor (the "Investors"), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 15,000,000 shares of Common Stock at $10.00 per share to the Investors (including 950,000 shares to the Sponsor), for an aggregate purchase price of $150,000,000. The Sponsor owns approximately 34.3% of the outstanding shares of Common Stock and certain members of the Company's management are members of the Sponsor. The obligations to consummate the subscriptions are conditioned upon, among other things, there being at least $50,000,000 remaining in the Company's trust account on the Closing Date after taking into account redemptions by the Company's public stockholders (if any) and certain customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Going Concern

As of June 30, 2020, the Company had approximately $383,000 outside of the Trust Account, approximately $2.7 million of investment income available in the Trust Account to pay for franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), and a working capital deficit of approximately $96,000 (excluding tax obligations).

Through June 30, 2020, the Company’s liquidity needs have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares (Note 5) to the Sponsor, $130,100 in loans and advances from the Sponsor and officer, the net proceeds from the consummation of the Private Placement not held in the Trust Account, and investment income released from Trust Account of approximately $1.6 million since inception for tax obligations. The Company repaid the loans and the advances to the Sponsor and officer in full on October 18, 2018.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide Working Capital Loans (as defined in Note 5) to the Company. To date, the Company has no borrowings under the Working Capital Loans; however, we expect that our sponsor will loan us funds for payment of items related to the Proposed Business Combination, such as the HSR Act review fee, as described above.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results of operations, financial position and cash flows may be materially adversely affected.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 31, 2020.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Common Stock Subject to Possible Redemption

As discussed in Note 1, all of the 17,549,365 Public Shares may be redeemed under certain circumstances. Redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity, excluding ordinary liquidation events, which involve the redemption and liquidation of all of the company’s equity instruments. Although the Company did not specify a maximum redemption threshold, the Second Amended and Restated Certificate of Incorporation provides that in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against additional paid-in capital. Accordingly, at June 30, 2020 and December 31, 2019, 11,202,651 and 21,182,947 Public Shares were classified outside of permanent equity, respectively.

Net Income (Loss) Per Common Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the Over-allotment) (the “Public Warrants”) and Private Placement to purchase an aggregate of 28,895,338 shares of the Company’s common stock in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method.

The Company’s unaudited condensed consolidated statements of operations include a presentation of loss per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Public Shares for three months ended June 30, 2020 and 2019 are calculated by dividing the investment income earned on the Trust Account of approximately $73,000 and approximately $1.5

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

million, net of applicable taxes and funds available to be withdrawn from the Trust Account of approximately $55,000 and approximately $369,000, resulting in a total of approximately $18,000 and approximately $1.1 million, respectively, by the weighted average number of Public Shares outstanding for the periods. Net loss per share, basic and diluted for Founder Shares (as defined in Note 5) for the three months ended June 30, 2020 and 2019 are calculated by dividing the net loss of approximately $418,000 and net income of approximately $355,000, respectively, less income attributable to Public Shares of approximately $18,000 and approximately $1.1 million, resulted to a net loss of approximately $436,000 and approximately $747,000, respectively, by the weighted average number of Founder Shares outstanding for the periods.

Net income per share, basic and diluted for Public Shares for six months ended June 30, 2020 and 2019 are calculated by dividing the investment income earned on the Trust Account of approximately $846,000 and approximately $2.9 million, net of applicable taxes and funds available to be withdrawn from the Trust Account of approximately $257,000 and approximately $612,000, resulting in a total of approximately $589,000 and approximately $2.3 million, respectively, by the weighted average number of Public Shares outstanding for the periods. Net loss per share, basic and diluted for Founder Shares (as defined in Note 5) for the six months ended June 30, 2020 and 2019 are calculated by dividing the net loss of approximately $3.0 million and approximately $1.4 million, respectively, less income attributable to Public Shares of approximately $589,000 and approximately $2.3 million, resulted to a net loss of approximately $3.6 million and approximately $3.7 million, respectively, by the weighted average number of Founder Shares outstanding for the periods.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and investments held in Trust Account. Cash is maintained in accounts with financial institutions, which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on its cash accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant. The Company's investments held in Trust Account consists entirely of U.S government securities with an original maturity of 180 days or less or investments in a money market funds that comprise only U.S. treasury securities.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of June 30, 2020 and December 31, 2019, the carrying values of cash, accounts payable, accrued expenses, franchise tax payable and income tax payable approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 180 days or less or investments in a money market funds that comprise only U.S. treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.

Warrant Liability

The Company accounts for certain common stock warrants outstanding as a liability at fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until 15 months from the closing of the Initial Public Offering (or January 18, 2020) under the Warrant Adjustment Provision (Note 7), and any change in fair value is recognized in the Company’s statements of operations. The fair value of the warrant liability is a Level 3 measurement and is estimated using a binomial Monte-Carlo options pricing model, at each measurement date. On January 18, 2020, the Warrant Adjustment Provision came into effect, and the warrants were no longer classified as a liability and were reclassified to equity.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes" ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 3 — Initial Public Offering

The Company sold an aggregate of 24,376,512 Units, including 1,876,512 Units upon the underwriters’ election to partially exercise the Over-allotment, at a price of $10.00 per Unit in the Initial Public Offering. Each Unit consists of one share of common stock and one redeemable warrant (“Public Warrant”). Initially, each Public Warrant entitled the holder to purchase one-half of one share of common stock at a price of $11.50 per share if the Company had not consummated a Business Combination within 15 months from the closing of the Initial Public Offering. Since the Company has not consummated a Business Combination within 15 months from the closing of the Initial Public Offering, each Public Warrant will entitle the holder thereof to purchase three-quarters of one share of common stock at a price of $11.50 per share (such adjustment from one-half of one share to three-quarters of one share, the “Warrant Adjustment Provision”), subject to adjustment in either case (see Note 7). The Private Placement Warrants and the Public Warrants were classified as a liability at issuance due to this potential adjustment to the settlement amount. See the “Proposed Business Combination” described in Note 1 above, including the description of the Sponsor Agreement, pursuant to which the Private Placement Warrants will be forfeited immediately prior to (but conditioned and effective upon) completion of the proposed Merger.

Note 4 — Private Placement

Concurrently with the closing of the Initial Public Offering and the Over-allotment, the Sponsor purchased an aggregate of 14,150,605 Private Placement Warrants at a price of $0.50 per Private Placement Warrant, for an aggregate purchase price of approximately $7.08 million. Each Private Placement Warrant has the same terms as the Public Warrants. A portion of the net proceeds from the sale of the Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants and all underlying securities will expire worthless. See the "Proposed Business Combination" described in Note 1 above, including the description of the Sponsor Agreement, pursuant to which the Private Placement Warrants will be forfeited immediately prior to (but conditioned and effective upon) completion of the proposed Merger.

Note 5 — Related Party Transactions

Founder Shares

On June 26, 2018, the Sponsor purchased 8,625,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. On September 13, 2018, the Sponsor returned to the Company, at no cost, 2,156,250 shares of common stock, which the Company cancelled, resulting in the Sponsor holding 6,468,750 Founder Shares. On October 9, 2018, the Sponsor transferred 25,000 Founder Shares at the same per-share price paid by the Sponsor to each of Keith Abell and Sabrina McKee, two of the Company’s directors (then director-nominees), resulting in the Sponsor holding 6,418,750 Founder Shares.

The Founder Shares included an aggregate of up to 843,750 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On October 25, 2018, the underwriters partially exercised their over-allotment option; thus, an aggregate of 374,622 Founder Shares were forfeited.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Related Party Loans

Prior to the consummation of the Initial Public Offering, the Sponsor had loaned the Company an aggregate of $130,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”) and James A. Graf had advanced the Company $100 in connection with the initial establishment of a bank account. The Promissory Note and the advance from James A. Graf were non-interest bearing. The Company repaid the Promissory Note and the advances to James A. Graf on October 18, 2018.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into additional warrants at a price of $0.75 per warrant. To date, the Company has no borrowings under the Working Capital Loans; however, we expect that our sponsor will loan us funds for payment of items related to the Proposed Business Combination, such as the HSR Act review fee, as described above.

Administrative Support Agreement

The Company entered into an agreement commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to reimburse an affiliate of its Sponsor up to $5,000 per month for office space, utilities and secretarial and administrative support on an at-cost basis to the extent such office space, utilities and support is not contracted with the Company directly.

The Company recorded and paid approximately $2,700 and $2,600 in expenses in connection with such agreement on the accompanying unaudited condensed consolidated statements of operations for the three months ended June 30, 2020 and 2019, respectively.

The Company recorded and paid approximately $5,300 and $5,200 in expenses in connection with such agreement on the accompanying unaudited condensed consolidated statements of operations for the six months ended June 30, 2020 and 2019, respectively.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants (and any shares of common stock issuable upon the exercise of the Private Placement Warrants), and securities that may be issued upon conversion of Working Capital Loans are entitled to registration rights pursuant to a registration rights agreement signed prior to the effective date of Initial Public Offering, requiring the Company to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus relating to the Initial Public Offering to purchase up to 3,375,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters partially exercised this option on October 25, 2018 to purchase 1,876,512 additional Units.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or approximately $4.88 million in the aggregate, which was paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital and Oppenheimer & Co. Inc. as advisors in connection with the Business Combination. The Company will pay EarlyBirdCapital and Oppenheimer & Co. Inc. for such services upon the consummation of the Business Combination (i) a cash fee in an amount equal to 3.5% of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable) an amount equal to up to 40% of which may, in the Company’s discretion, be allocated by the Company to other FINRA members, plus (ii) 150,000 shares of common stock to be issued to EarlyBirdCapital and/or its designees. EarlyBirdCapital and/or its designees will be entitled to registration rights requiring the Company to register such shares for resale. The Company has agreed to use its best efforts to effect such registration in connection with the consummation of the Business Combination or, if not then reasonably practicable, to use the Company’s best efforts to file a registration statement covering such shares within 15 days of the closing of the Business Combination. Pursuant to the terms of the business combination marketing agreement, no fee will be due if the Company does not complete a Business Combination.

This fee is an unrecognized contingent liability, as closing of a potential Business Combination was not considered probable as of June 30, 2020.

Note 7 — Warrant Liability

The Company previously had outstanding warrants to purchase an aggregate of 19,263,558 shares of the Company’s common stock issued in connection with the Initial Public Offering and the Private Placement (including warrants issued in connection with the consummation of the Over-allotment). The Private Placement Warrants and the Public Warrants were classified as a liability at issuance due to the potential of there being adjustments to the settlement amount of such warrants due to the Warrant Adjustment Provision. On January 18, 2020, the Warrant Adjustment Provision came into effect , and the warrants were no longer classified as a liability and were reclassified to equity. As a result, the shares of common stock underlying the Company’s warrants increased by 9,631,779 shares, totaling 28,895,338.

The Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrantholders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption; and
●	if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrantholders.

If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the common stock issuable upon the exercise of the Private Placement Warrants are not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. The Private Placement Warrants are redeemable by the Company on the same basis as the Public Warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Company utilizes a binomial Monte-Carlo options pricing model to value the warrants at each reporting period, with changes in fair value recognized in the unaudited condensed consolidated statements of operations. The Company recorded a change in the fair value of the warrant liabilities in the amount of approximately $2.8 million on the accompanying unaudited condensed consolidated statements of operations, resulting in warrant liabilities of $35,302,760 as of January 18, 2020 when the Warrant Adjustment Provision came into effect. The warrant liabilities, after being remeasured, was reclassified to additional paid-in capital within stockholders' equity.

The change in fair value of the warrant liabilities is summarized as follows:

Warrant liabilities at December 31, 2018	$15,136,749
Change in fair value of warrant liabilities	17,365,901
Warrant liabilities at December 31, 2019	$32,502,650
Change in fair value of warrant liabilities	2,800,110
Reclassification of warrant liabilities to equity upon exercising of the Warrant Adjustment Provision	(35,302,760)
Warrant liabilities at January 18, 2020	$—

The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

and dividend yield. The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements as of January 18, 2020 and December 31, 2019:

	As of December 31,	As of January 18,
	2019	2020
Exercise price	$11.50	$11.50
Stock price	$10.19	$10.11
Volatility	60%	60%
Probability of completing a Business Combination	87%	87%
Expected life of the options to convert	4.97	4.92
Risk-free rate	1.69%	1.63%
Dividend yield	0.0%	0.0%
Discount for lack of marketability (1)	10.0%	10.0%

(1)	The discount for lack of marketability relates only to the Private Placement Warrants.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of June 30, 2020 and December 31, 2019 by level within the fair value hierarchy:

June 30, 2020

	Quoted Prices in	Significant Other	Significant Other
	Active Markets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Investments held in Trust Account	$117,294,619	$—	$—

December 31, 2019

	Quoted Prices in	Significant Other
	Active Markets	Observable Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Investments held in Trust Account	$248,988,147	$—	$—
Warrant liabilities	$—	$—	$32,502,650

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the hierarchy for the six months ended June 30, 2020.

Note 9 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 400,000,000 shares of common stock with a par value of $0.0001 per share. Holders of shares of common stock are entitled to one vote for each share. At June 30, 2020 and December 31, 2019, there were 17,549,365 and 30,470,640 shares of common stock issued or outstanding, including an aggregate of 11,202,651 and 21,182,947 shares of common stock classified outside of subject to possible redemption, respectively.

GRAF INDUSTRIAL CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 10 — Subsequent Events

As more fully described in Note 1 above, on July 2, 2020, the Company entered into a definitive agreement for a business combination with Velodyne Lidar, Inc. and on July 23, 2020, the Company filed the Second Extension Amendment to further extend the date by which the Company has to consummate a business combination from July 31, 2020 to October 31, 2020. In connection with the Second Extension, an aggregate 1,105 shares of our common stock was redeemed, and approximately $11,000 was withdrawn out of the trust account to pay for such redemption leaving approximately $117.1 million remaining in our trust account to consummate a business combination.

On August 5, 2020, the Company issued an unsecured convertible promissory note (the “Sponsor Convertible Note”) to the Sponsor, pursuant to which the Company may borrow up to $1,500,000 from the Sponsor for ongoing expenses reasonably related to the business of the Company and the consummation of its initial business combination. All unpaid principal under the Sponsor Convertible Note will be due and payable in full on the earlier of (i) October 31, 2020 and (ii) the effective date of its initial business combination (such earlier date, the “Maturity Date”). The Sponsor will have the option, at any time on or prior to the Maturity Date, to convert any amounts outstanding under the Sponsor Convertible Note into warrants to purchase shares of Company common stock, at a conversion price of $0.75 per warrant, with each warrant entitling the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per share, subject to the same adjustments applicable to the private placement warrants sold concurrently with the Company’s initial public offering.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued, and determined that there have been no other events that have occurred that would require adjustments to the disclosures in the financial statements.

GRAF INDUSTRIAL CORP.

INDEX TO FINANCIAL STATEMENTS

Page No.
Report of Independent Registered Public Accounting Firm	F-24

Financial Statements:

Balance Sheets as of December 31, 2019 and 2018	F-25

Statements of Operations for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018	F-26

Statements of Changes in Stockholders’ Equity for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018	F-27

Statements of Cash Flows for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018	F-28

Notes to Financial Statements	F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Graf Industrial Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Graf Industrial Corp. (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) to December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and 2018 and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company does not complete a business combination by April 18, 2020, then the Company will cease all operations except for the purpose of winding down and liquidating. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2018.

New York, New York

March 10, 2020

GRAF INDUSTRIAL CORP.

BALANCE SHEETS

	December 31,
	2019	2018

Assets:
Current assets:
Cash	$698,322	$1,440,897
Prepaid expenses	29,467	101,363
Total current assets	727,789	1,542,260
Investments held in Trust Account	248,988,147	244,890,301

Total Assets	$249,715,936	$246,432,561
Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$28,004	$110,177
Accrued expenses	500	100,000
Franchise tax payable	200,000	103,013
Income tax payable	155,308	214,655
Warrant liabilities	32,502,650	15,136,749
Total current liabilities	32,886,462	15,664,594

Commitments and Contingencies
Common stock, $0.0001 par value; 21,182,947 and 22,576,796 shares subject to possible redemption at December 31, 2019 and 2018, respectively	211,829,470	225,767,960
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 400,000,000 shares authorized; 9,287,693 and 7,893,844 shares issued and outstanding (excluding 21,182,947 and 22,576,796 shares subject to possible redemption) at December 31, 2019 and 2018, respectively	929	789
Additional paid-in capital	14,846,199	923,412
Retained earnings (accumulated deficit)	(9,847,124)	4,075,806
Total stockholders’ equity	5,000,004	5,000,007
Total Liabilities and Stockholders’ Equity	$249,715,936	$246,432,561

The accompanying notes are an integral part of these financial statements.

GRAF INDUSTRIAL CORP.

STATEMENTS OF OPERATIONS

		For the
		period from
	For The	June 26, 2018
	Year Ended	(inception) through
	December 31,	December 31,
	2019	2018

Operating expenses:
General and administrative costs	$617,187	$179,880
Franchise tax expense	100,350	103,013
Loss from operations	(717,537)	(282,893)
Other income (expenses):
Investment income on Trust Account	5,239,790	1,125,181
Change in fair value of warrant liability	(17,365,901)	3,448,173
Total other income (expenses)	(12,126,111)	4,573,354
Loss before income tax expense	(12,843,648)	4,290,461
Income tax expense	1,079,282	214,655
Net income (loss)	$(13,922,930)	$4,075,806
Weighted average shares outstanding of Public Shares	24,376,512	24,201,371
Basic and diluted net income per share, Public Shares	$0.17	$0.03
Weighted average shares outstanding of Founder Shares	6,094,128	6,094,128
Basic and diluted net income (loss) per share, Founder Shares	$(2.94)	$0.54

The accompanying notes are an integral part of these financial statements.

GRAF INDUSTRIAL CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Retained
			Additional	Earnings	Total
	Common Stock		Paid-In	(Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit)	Equity
Balance – June 26, 2018 (inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor	6,468,750	646	24,354	—	25,000
Sale of common stock in initial public offering	24,376,512	2,438	232,253,062	—	232,255,500
Offering costs	—	—	(5,588,339)	—	(5,588,339)
Common stock forfeited by Sponsor	(374,622)	(37)	37	—	—
Shares subject to possible redemption	(22,576,796)	(2,258)	(225,765,702)	—	(225,767,960)
Net income	—	—	—	4,075,806	4,075,806
Balance – December 31, 2018	7,893,844	$789	$923,412	$4,075,806	$5,000,007
Additional offering costs	—	—	(15,564)	—	(15,564)
Shares subject to possible redemption	1,393,849	140	13,938,351	—	13,938,491
Net loss	—	—	—	(13,922,930)	(13,922,930)
Balance – December 31, 2019	9,287,693	$929	$14,846,199	$(9,847,124)	$5,000,004

The accompanying notes are an integral part of these financial statements.

GRAF INDUSTRIAL CORP.

STATEMENTS OF CASH FLOWS

	For The Year Ended December 31, 2019	For the period from June 26, 2018 (inception) through December 31, 2018
Cash Flows from Operating Activities:
Net income (loss)	$(13,922,930)	$4,075,806
Adjustments to reconcile net loss to net cash used in operating activities:
Income earned on investments held in Trust Account	(5,239,790)	(1,125,181)
Change in fair value of warrant liability	17,365,901	(3,448,173)
General and administrative costs paid by Sponsor in exchange for issuance of common stock	—	8,500
Changes in operating assets and liabilities:
Prepaid expenses	71,896	(101,363)
Accounts payable	(82,173)	61,390
Accrued expenses	(14,500)	15,000
Franchise tax payable	96,987	103,013
Income tax payable	(59,347)	214,655
Net cash used in operating activities	(1,783,956)	(196,353)
Cash Flows from Investing Activities:
Investment income released from Trust Account	1,141,945	—
Cash deposited in Trust Account	—	(243,765,120)
Net cash provided by (used in) investing activities	1,141,945	(243,765,120)
Cash Flows from Financing Activities:
Proceeds from note payable from related parties	—	130,100
Repayment of note payable and advances from related parties	—	(130,100)
Proceeds received from initial public offering of common stock and warrant liability	—	243,765,120
Payment of offering costs	(100,564)	(5,438,052)
Proceeds received from issuance of warrant liability in private placement	—	7,075,302
Net cash provided by (used in) financing activities	(100,564)	245,402,370
Net (decrease) increase in cash	(742,575)	1,440,897
Cash – beginning of the period	1,440,897	—
Cash – end of the period	$698,322	$1,440,897
Supplemental disclosure of noncash activities:
Change in value of common stock subject to possible redemption	$(13,938,491)	$225,767,960
Deferred offering costs paid by Sponsor in exchange for issuance of common stock	$—	$16,500
Deferred offering costs included in accounts payable	$—	$48,787
Deferred offering costs included in accrued expenses	$—	$85,000

Supplemental cash flow disclosure:
Cash paid for income taxes	$1,138,630	$—

The accompanying notes are an integral part of these financial statements.

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Graf Industrial Corp. (the “Company”) is a blank check company incorporated in Delaware on June 26, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2019, the Company had not commenced any operations. All activity up to December 31, 2019 related to the Company’s formation and preparation for the initial public offering (the “Initial Public Offering”), and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Initial Public Offering was declared effective on October 15, 2018. On October 18, 2018, the Company consummated the Initial Public Offering of 22,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units offered, the “Public Shares”), generating gross proceeds of $225 million, and incurred underwriting commissions of $4.5 million. On October 25, 2018, the Company consummated the closing of the sale of 1,876,512 additional Units upon receiving notice of the underwriters’ election to partially exercise their overallotment option (the “Over-allotment”), generating additional gross proceeds of approximately $18.8 million, and incurred additional underwriting commissions of approximately $0.4 million(Note 3).

Simultaneously with the closing of the Initial Public Offering and the Over-allotment, the Company consummated the private placement (“Private Placement”) of 14,150,605 warrants (the “Private Placement Warrants”) at a price of $0.50 per Private Placement Warrant, with the Sponsor, generating gross proceeds of approximately $7.08 million (Note 4).

Upon the closing of the Initial Public Offering, the Over-allotment and the Private Placement, approximately $243.8 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and Private Placement Warrants in the Private Placement was placed in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee (“Trust Account”). The proceeds held in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate of Incorporation”) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 18 months from the closing of its Initial Public Offering or to provide for redemption in connection with a Business Combination and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete a Business Combination within 18 months from the closing of its Initial Public Offering, subject to applicable law.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, the Over-allotment and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. New York Stock Exchange (“NYSE”) rules require that the initial Business Combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption were recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets (stockholders' equity) to be less than $5,000,001. If the Company seeks stockholder approval of a Business Combination, it will be proceeded with the Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the Second Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

The Sponsor and the Company’s officers and directors have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Second Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or to provide for redemption in connection with a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering (by April 18, 2020) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor and the Company’s officers and directors have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the officers, directors, the Sponsor or any of its members or their affiliates acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. Pursuant to the

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

terms of the business combination marketing agreement (see Note 6), no fee will be payable if the Company does not complete a Business Combination. In the event that the Company does not complete a Business Combination and subsequently liquidates, the amount of such fee will be included with the funds held in the trust account that will be available to fund the redemption of Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to indemnify the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Going Concern

As of December 31, 2019, the Company had approximately $698,000 outside of the Trust Account, approximately $5.2 million of investment income available in the Trust Account to pay for franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), and a working capital surplus of approximately $699,000 (excluding warrant liability and tax obligations).

Through December 31, 2019, the Company’s liquidity needs have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares (Note 5) to the Sponsor, $130,100 in loans and advances from the Sponsor and officer, the net proceeds from the consummation of the Private Placement not held in the Trust Account, and investment income released from Trust Account of approximately $1.1 million since inception for tax obligations. The Company repaid the loans and the advances to the Sponsor and officer in full on October 18, 2018.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide Working Capital Loans (as defined in Note 5) to the Company. To date, the Company has no borrowings under the Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 18, 2020.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Common Stock Subject to Possible Redemption

As discussed in Note 1, all of the 24,376,512 Public Shares may be redeemed under certain circumstances. Redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity, excluding ordinary liquidation events, which involve the redemption and liquidation of all of the company’s equity instruments. Although the Company did not specify a maximum redemption threshold, the Second Amended and Restated Certificate of Incorporation provides that in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against additional paid-in capital. Accordingly, at December 31, 2019 and 2018, 21,182,947 and 22,576,796 Public Shares were classified outside of permanent equity, respectively.

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

Net Income (Loss) Per Common Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the Over-allotment) (the "Public Warrants") and Private Placement to purchase an aggregate of 19,263,558 shares of the Company’s common stock in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method.

The Company's statements of operations include a presentation of loss per share for common stock subject to redemption in a manner similar to the two class method of income per share. Net income per share, basic and diluted for Public Shares for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018 are calculated by dividing the investment income earned on the Trust Account of $5,239,790 and $1,125,181, respectively, net of applicable taxes and funds available to be withdrawn from the Trust Account of $1,179,632 and $317,669, resulting in a total of $4,060,158 and $807,512, respectively, by the weighted average number of Public Shares outstanding for the periods.

Net loss per share, basic and diluted for Founder Shares (as defined in Note 5) for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018 are calculated by dividing the net income, less income attributable to Public Shares, respectively, by the weighted average number of Founder Shares outstanding for the periods. The net income, less income attributable to Public Shares, are calculated by adding the change in fair value of the warrant liability of $17,365,901 and $3,448,173, respectively and general and administration expenses of $717,537 and $282,893, respectively, less franchise tax expenses of $100,350 and $103,013, respectively which resulted in a net loss of $17,983,088 and a net income of $3,268,294, respectively for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and investments held in Trust Account. Cash is maintained in accounts with financial institutions, which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on its cash accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant. The Company’s investments held in Trust Account consists entirely of U.S government securities with an original maturity of 180 days or less.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2019 and 2018, the carrying values of cash, accounts payable, accrued expenses, franchise tax payable and income tax payable approximate their fair values due to the short-term nature of the instruments. The Company's investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 180 days or less and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets. The warrant liability is recognized at fair value.

Warrant Liability

The Company accounts for certain common stock warrants outstanding as a liability at fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until 15 months from the closing of the Initial Public Offering (or January 18, 2020), and any change in fair value is recognized in the Company’s statements of operations. The fair value of the warrant liability is a Level 3 measurement and is estimated using a binomial Monte-Carlo options pricing model, at each measurement date.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

Note 3 — Initial Public Offering

The Company sold an aggregate of 24,376,512 Units, including 1,876,512 Units upon the underwriters’ election to partially exercise the Over-allotment, at a price of $10.00 per Unit in the Initial Public Offering. Each Unit consists of one share of common stock and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one-half of one share of common stock at a price of $11.50 per share, provided that if the Company has not consummated a Business Combination within 15 months from the closing of the Initial Public Offering, each Public Warrant will entitle the holder thereof to purchase three-quarters of one share of common stock at a price of $11.50 per share (such adjustment from one-half of one share to three-quarters of one share, the "Warrant Adjustment Provision"), subject to adjustment in either case (see Note 7). The Private Placement Warrants and the Public Warrants were classified as a liability at issuance due to this potential adjustment to the settlement amount.

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement

Concurrently with the closing of the Initial Public Offering and the Over-allotment, the Sponsor purchased an aggregate of 14,150,605 Private Placement Warrants at a price of $0.50 per Private Placement Warrant, for an aggregate purchase price of approximately $7.08 million. Each Private Placement Warrant has the same terms as the Public Warrants. A portion of the net proceeds from the sale of the Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants and all underlying securities will expire worthless. The Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants until the date that is 30 days after the completion of a Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On June 26, 2018, the Sponsor purchased 8,625,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. On September 13, 2018, the Sponsor returned to the Company, at no cost, 2,156,250 shares of common stock, which the Company cancelled, resulting in the Sponsor holding 6,468,750 Founder Shares. On October 9, 2018, the Sponsor transferred 25,000 Founder Shares at the same per-share price paid by the Sponsor to each of Keith Abell and Sabrina McKee, two of the Company’s directors (then director-nominees), resulting in the Sponsor holding 6,418,750 Founder Shares.

The Founder Shares included an aggregate of up to 843,750 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On October 25, 2018, the underwriters partially exercised their over-allotment option; thus, an aggregate of 374,622 Founder Shares were forfeited.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

During the period from June 26, 2018 (inception) through December 31, 2018, the Sponsor had loaned the Company an aggregate of $130,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”) and James A. Graf had advanced the Company $100 in connection with the initial establishment of a bank account. The Promissory Note and the advance from James A. Graf were non-interest bearing. The Company repaid the Promissory Note and the advances to James A. Graf on October 18, 2018.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

$1,500,000 of such Working Capital Loans may be convertible into additional warrants at a price of $0.50 (or $0.75 if the Company has not consummated a Business Combination within 15 months from the closing of the Initial Public Offering) per warrant. To date, the Company has no borrowings under the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to reimburse an affiliate of its Sponsor up to $5,000 per month for office space, utilities and secretarial and administrative support on an at-cost basis to the extent such office space, utilities and support is not contracted with the Company directly.

The Company recorded and paid approximately $10,000 and $2,000 in expenses in connection with such agreement on the accompanying Statements of Operations for the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018, respectively.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants (and any shares of common stock issuable upon the exercise of the Private Placement Warrants), and securities that may be issued upon conversion of Working Capital Loans are entitled to registration rights pursuant to a registration rights agreement signed prior to the effective date of Initial Public Offering, requiring the Company to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus relating to the Initial Public Offering to purchase up to 3,375,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters partially exercised this option on October 25, 2018 to purchase 1,876,512 additional Units.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or approximately $4.88 million in the aggregate, which was paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital and Oppenheimer & Co. Inc. as advisors in connection with the Business Combination. The Company will pay EarlyBirdCapital and Oppenheimer & Co. Inc. for such services upon the consummation of the Business Combination (i) a cash fee in an amount equal to 3.5% of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable) an amount equal to up to 40% of which may, in the Company’s discretion, be allocated by the Company to other FINRA members, plus (ii) 150,000 shares of common stock to be issued to EarlyBirdCapital and/or its designees. EarlyBirdCapital and/or its designees will be entitled to registration rights requiring the Company to register such shares for resale. The Company has agreed to use its best efforts to effect such registration in connection with the consummation of the Business Combination or, if not then reasonably practicable, to use the Company’s best efforts to file a registration statement covering such shares within 15 days of the closing of the Business Combination. Pursuant to the terms of the business combination marketing agreement, no fee will be due if the Company does not complete a Business Combination. This fee is an unrecognized contingent liability, as closing of a potential Business Combination was not considered probable as of December 31, 2019.

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

Note 7 — Warrant Liability

The Company has outstanding warrants to purchase an aggregate of 19,263,558 shares of the Company’s common stock issued in connection with the Initial Public Offering and the Private Placement (including warrants issued in connection with the consummation of the Over-allotment). The Private Placement Warrants and the Public Warrants were classified as a liability at issuance due to the potential of there being adjustments to the settlement amount of such warrants due to the Warrant Adjustment Provision. As of December 31, 2019, the Company's management deemed that it was highly probable that the Warrant Adjustment Provision would come into effect. The shares of common stock underlying the Company's warrants increased by 9,631,779 shares on January 18, 2020, totaling 28,895,338.

The Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrantholders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption; and
●	if, and only if, the reported last sale price of the Company’s common stock equals or exceeds$18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrantholders.

If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the common stock issuable upon the exercise of the Private Placement Warrants are not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. The Private Placement Warrants are redeemable by the Company on the same basis as the Public Warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Company utilizes a binomial Monte-Carlo options pricing model to value the warrants at each reporting period, with changes in fair value recognized in the Statements of Operations. As such, the Company recorded $18,584,922 of warrant liabilities upon issuance as of October 18, 2018.

For the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018, the Company recorded a change in the fair value of the warrant liabilities in the amount of approximately $17.4 million and $3.4 million on the Statements of Operations, resulting in warrant liabilities of $32,502,650 and $15,136,749 as of December 31, 2019 and 2018 on the balance sheets, respectively.

The change in fair value of the warrant liabilities is summarized as follows:

Warrant liabilities at June 26, 2018 (inception)	$—
Issuance of Public and Private Warrants	18,584,922
Change in fair value of warrant liabilities	(3,448,173)
Warrant liabilities at December 31, 2018	$15,136,749
Change in fair value of warrant liabilities	17,365,901
Warrant liabilities at December 31, 2019	$32,502,650

The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements as of December 31, 2019, and 2018 and at issuance:

		As of	As of
	At issuance	December 31, 2018	December 31, 2019
Exercise price	$11.50	$11.50	$11.50
Unit price	$10.00	$9.60	$10.19
Volatility	50.0%	60%	60%
Probability of completing a Business Combination	87.8%	86%	87%
Expected life of the options to convert	6.17	5.97	4.97
Risk-free rate	3.11%	2.55%	1.69%
Dividend yield	0.0%	0.0%	0.0%
Discount for lack of marketability(1)	15.0%	15.0%	10.0%

(1)	The discount for lack of marketability relates only to the Private Placement Warrants.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2019 and 2018 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Other
	Markets	Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Investments held in Trust Account	$248,988,147	$—	$—
Warrant liabilities	$—	$—	$32,502,650

December 31, 2018

		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Other
	Markets	Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Investments held in Trust Account	$244,890,301	$—	$—
Warrant liabilities	$—	$—	$15,136,749

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the hierarchy for year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018.

Note 9 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 400,000,000 shares of common stock with a par value of $0.0001 per share. Holders of shares of common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were 30,470,640 shares of common stock issued or outstanding, including an aggregate of 21,182,947 and 22,576,796 shares of common stock classified outside of subject to possible redemption, respectively.

Note 10 — Income Taxes

The income tax provision consists of the following:

		For the period from
		June 26,
	For The Year	2018 (inception)
	Ended	through
	December 31, 2019	December 31, 2018
Current
Federal	$1,079,282	$214,655
State	—	—
Deferred
Federal	129,196	37,594
State	—	—
Valuation allowance	(129,196)	(37,594)
Income tax provision	$1,079,282	$214,655

GRAF INDUSTRIAL CORP.

NOTES TO FINANCIAL STATEMENTS

The Company’s net deferred tax assets are as follows:

	December 31,
	2019	2018
Deferred tax assets:
StartUp/Organization Costs	$166,790	$37,594
Total deferred tax assets	166,790	37,594
Valuation allowance	(166,790)	(37,594)
Deferred tax asset, net of allowance	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2019 and for the period from June 26, 2018 (inception) through December 31, 2018, the valuation allowance was approximately $167,000 and $38,000, respectively.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate is as follows:

	December 31,
	2019	2018
Statutory Federal income tax rate	21.0%	21.0%
Meals & entertainment	(0.0)%	0.0%
Change in fair value of warrant liabilities	(28.4)%	(16.9)%
Change in Valuation Allowance	(1.0)%	0.9%
Income Taxes Provision (Benefit)	(8.4)%	5.0%

Note 11 — Subsequent Events

On January 18, 2020, the Warrant Adjustment Provision came into effect, and the warrants were no longer classified as a liability. As a result, the shares of common stock underlying the Company’s warrants increased by 9,631,779 shares, totaling 28,895,338.

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Velodyne Lidar, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Velodyne Lidar, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Santa Clara, California

April 15, 2020

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,904	$60,004	$36,629
Short-term investments	35,487	2,199	—
Accounts receivable, net	21,545	11,863	35,268
Inventories, net	9,384	14,987	17,556
Notes receivable from stockholders	3,512	—	—
Prepaid and other current assets	7,411	12,918	19,921
Total current assets	101,243	101,971	109,374
Property, plant and equipment, net	28,926	26,278	19,191
Goodwill	—	1,189	1,189
Intangible assets, net	—	982	820
Contract assets	—	—	5,626
Other assets	11,591	5,755	727
Total assets	$141,760	$136,175	$136,927
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$7,089	$6,923	$7,539
Accrued expense and other current liabilities	17,443	31,160	23,816
Contract liabilities	20,359	18,261	15,502
Total current liabilities	44,891	56,344	46,857
Long-term tax liabilities	1,580	1,360	596
Other long-term liabilities	1,674	2,225	26,299
Total liabilities	48,145	59,929	73,752
Commitments and contingencies (Note 13)
Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value; 8,772,852 shares authorized, issued and outstanding as of December 31, 2018, December 31, 2019 and June 30, 2020	1	1	1
Series B convertible preferred stock, $0.0001 par value; 2,750,880, 1,375,440 and 1,375,440 shares authorized as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively, 1,375,440 shares issued and outstanding as of December 31, 2018, December 31, 2019 and June 30, 2020	—	—	—
Series B-1 convertible preferred stock, $0.0001 par value; 4,126,320 shares authorized, zero, 1,375,440 and 1,925,616 shares issued and outstanding as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively	—	—	—
Common stock, $0.0001 par value; 58,000,000, 67,000,000 and 67,000,000 shares authorized as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively; 34,252,578 shares issued and outstanding as of December 31, 2018, December 31, 2019 and June 30, 2020	3	3	3
Additional paid-in capital	190,549	240,474	260,549
Accumulated other comprehensive loss	(148)	(216)	(250)
Accumulated deficit	(96,790)	(164,016)	(197,128)
Total stockholders’ equity	93,615	76,246	63,175
Total liabilities and stockholders’ equity	$141,760	$136,175	$136,927

See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
				(unaudited)
Revenue	$182,090	$142,946	$101,398	$68,909	$45,417
Cost of revenue	101,713	112,066	71,630	38,272	29,929
Gross profit	80,377	30,880	29,768	30,637	15,488
Operating expenses:
Research and development	31,610	51,993	56,850	25,690	29,118
Sales and marketing	13,956	22,137	21,873	10,819	8,672
General and administrative	9,978	12,902	20,058	6,489	16,363
Restructuring	—	—	—	—	1,043
Total operating expenses	55,544	87,032	98,781	42,998	55,196
Operating income (loss)	24,833	(56,152)	(69,013)	(12,361)	(39,708)
Interest income	489	630	1,146	755	117
Interest expense	—	(14)	(77)	(27)	(38)
Other income (expense), net	249	(136)	35	27	(143)
Income (loss) before income taxes	25,571	(55,672)	(67,909)	(11,606)	(39,772)
Provision for (benefit from) income taxes	9,810	6,628	(683)	52	(6,660)
Net income (loss)	$15,761	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Net income (loss) attributable to common stockholders:
Basic	$12,139	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Diluted	$12,328	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Net income (loss) per share attributable to common stockholders:
Basic	$0.35	$(1.82)	$(1.96)	$(0.34)	$(0.97)
Diluted	$0.34	$(1.82)	$(1.96)	$(0.34)	$(0.97)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders
Basic	34,325,728	34,320,311	34,252,578	34,252,578	34,252,578
Diluted	36,779,701	34,320,311	34,252,578	34,252,578	34,252,578

See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
				(unaudited)
Net income (loss)	$15,761	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Other comprehensive income (loss), net of tax:
Changes in unrealized gain on available for sale securities	66	10	17	22	—
Foreign currency translation adjustments	(1)	(128)	(85)	(59)	(34)
Total other comprehensive income (loss), net of tax	65	(118)	(68)	(37)	(34)
Comprehensive income (loss)	$15,826	$(62,418)	$(67,294)	$(11,695)	$(33,146)

See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In thousands, except share and per share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Common Stock		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
Balance at December 31, 2016	8,772,852	$1	—	$—	—	$—	34,325,728	$3	$143,291	$(95)	$(47,781)	$95,419
Share-based compensation	—	—	—	—	—	—	—	—	234	—	—	234
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	65	—	65
Net income	—	—	—	—	—	—	—	—	—	—	15,761	15,761
Balance at December 31, 2017	8,772,852	1	—	—	—	—	34,325,728	3	143,525	(30)	(32,020)	111,479
Issuance of Series B convertible preferred stock at $36.3520 per share on September 4, 2018, net of issuance cost of $3,182	—	—	1,375,440	—	—	—	—	—	46,817	—	—	46,817
Repurchase of common stock	—	—	—	—	—	—	(73,150)	—	—	—	(2,659)	(2,659)
Share-based compensation	—	—	—	—	—	—	—	—	207	—	—	207
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	—	(118)	—	(118)
Cumulative effect of changes in accounting policy	—	—	—	—	—	—	—	—	—	—	189	189
Net loss	—	—	—	—	—	—	—	—	—	—	(62,300)	(62,300)
Balance at December 31, 2018	8,772,852	1	1,375,440	—	—	—	34,252,578	3	190,549	(148)	(96,790)	93,615
Issuance of Series B-1 convertible preferred stock at $36.3520 per share on October 26, 2019, net of issuance cost of $210	—	—	—	—	1,375,440	—	—	—	49,790	—	—	49,790
Share-based compensation	—	—	—	—	—	—	—	—	135	—	—	135
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	—	(68)	—	(68)
Net loss	—	—	—	—	—	—	—	—	—	—	(67,226)	(67,226)
Balance at December 31, 2019	8,772,852	$1	1,375,440	$—	1,375,440	$—	34,252,578	$3	$240,474	$(216)	$(164,016)	$76,246

See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In thousands, except share and per share data)

	Six Months Ended June 30, 2019
	(unaudited)
	Series A		Series B		Series B-1					Accumulated
	Convertible		Convertible		Convertible				Additional	Other		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
Balance at December 31, 2018	8,772,852	1	1,375,440	—	—	—	34,252,578	3	190,549	(148)	(96,790)	93,615
Share-based compensation	—	—	—	—	—	—	—	—	86	—	—	86
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	—	(37)	—	(37)
Net loss	—	—	—	—	—	—	—	—	—	—	(11,658)	(11,658)
Balance at June 30, 2019	8,772,852	$1	1,375,440	$—	—	$—	34,252,578	$3	$190,635	$(185)	$(108,448)	$82,006

	Six Months Ended June 30, 2020
	(unaudited)
	Series A		Series B		Series B-1					Accumulated
	Convertible		Convertible		Convertible				Additional	Other		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
Balance at December 31, 2019	8,772,852	$1	1,375,440	$—	1,375,440	$—	34,252,578	$3	$240,474	$(216)	$(164,016)	$76,246
Issuance of Series B-1 convertible preferred stock at $36.3520 per share on April 1, 2020, net of issuance cost of $81	—	—	—	—	550,176	—	—	—	19,919	—	—	19,919
Share-based compensation	—	—	—	—	—	—	—	—	156	—	—	156
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	—	(34)	—	(34)
Net loss	—	—	—	—	—	—	—	—	—	—	(33,112)	(33,112)
Balance at June 30, 2020	8,772,852	$1	1,375,440	$—	1,925,616	$—	34,252,578	$3	$260,549	$(250)	$(197,128)	$63,175

See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$15,761	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	3,325	6,791	7,993	3,695	4,251
Stock-based compensation	234	207	135	86	156
Provision for doubtful accounts	296	77	110	344	509
Deferred income taxes	1,022	5,845	(1,941)	—	—
Other	221	(65)	(358)	(336)	70
Changes in operating assets and liabilities:
Accounts receivable, net	(15,116)	2,446	9,573	3,811	(23,914)
Inventories, net	(32,713)	21,280	(850)	386	2,195
Prepaid and other current assets	(3,370)	(1,325)	(3,602)	(470)	2,939
Contract assets	—	(38)	38	38	(8,439)
Other assets	(1,251)	(939)	1,080	492	264
Accounts payable	7,519	(4,391)	(45)	1,377	645
Accrued expenses and other liabilities	16,472	(2,356)	13,609	(62)	(9,506)
Contract liabilities	(4,984)	4,265	(1,746)	60	11,397
Net cash provided by (used in) operating activities	(12,584)	(30,503)	(43,230)	(2,237)	(52,545)
Cash flows from investing activities:
Purchase of property, plant and equipment	(18,140)	(6,886)	(5,225)	(3,171)	(1,723)
Proceeds from sales of short-term investments	21,066	7,993	8,903	1,500	—
Proceeds from maturities of short-term investments	24,900	12,777	53,650	31,150	2,200
Purchase of short-term investments	—	(35,331)	(28,823)	(23,436)	—
Considerations paid for acquisition	—	—	(2,473)	—	—
Proceeds from repayment of stockholder notes	—	—	3,512	—	—
Proceeds from cancellation of (investment in) corporate- owned life insurance policies	(2,069)	2,064	—	—	—
Net cash provided by (used in) investing activities	25,757	(19,383)	29,544	6,043	477
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	—	46,658	49,790	—	19,919
Repurchase of common stock	—	(2,500)	—	—	—
Payment of deferred stock issuance costs	—	—	—	—	(1,196)
Proceeds from notes payable	—	—	—	—	10,000
Net cash provided by (used in) financing activities	—	44,158	49,790	—	28,723
Effect of exchange rate fluctuations on cash and cash equivalents	(1)	(128)	(4)	(59)	(30)
Net increase (decrease) in cash and cash equivalents	13,172	(5,856)	36,100	3,747	(23,375)
Beginning cash and cash equivalents	16,588	29,760	23,904	23,904	60,004
Ending cash and cash equivalents	$29,760	$23,904	$60,004	$27,651	$36,629
Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$14	$77	$27	$38
Cash paid for (received from) income taxes, net	8,450	2,412	545	324	(7,811)
Supplemental disclosure of noncash investing and financing activities:
Changes in accrued purchases of property, plant and equipment	$478	$(417)	$(115)	$879	$97
Assets held for sale reclassification	—	—	—	—	4,746
Accrued stock issuance costs	—	—	—	—	1,186

See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Velodyne Lidar, Inc. (the Company) provides smart vision solutions that are advancing the development of safe automated systems throughout the world. The Company’s technology, which is used in various automotive and non-automotive applications, is empowering the autonomous revolution by allowing machines to see their surroundings in real-time and in 3D. The Company began developing its lidar in 2005 as a division of Velodyne Acoustics, Inc. (Velodyne Acoustics). In December 2015, the Company was incorporated as the holding company for Velodyne Acoustics. All of the assets and operations related to its lidar business were assigned to the Company, and the Company distributed its interest in Velodyne Acoustics to certain stockholders in a spin-off transaction in August 2016. The results of the acoustics business have been excluded from the Company’s results of operations for all reported periods. Furthermore, the assets and liabilities of the acoustics business were removed from the Company’s consolidated balance sheets upon the spin-off transaction in August 2016.

Basis of Presentation and Liquidity

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The condensed consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company has funded its operations primarily through preferred stock offerings and sales to customers. As of June 30, 2020, the Company’s existing sources of liquidity included cash, cash equivalents, and available borrowing capacity of $25.0 million under the revolving credit facility. The Company has incurred losses and negative cash flows from operations. If the Company incurs additional losses in the future, it may need to raise additional capital through issuances of equity and debt. However, management believes that the Company’s existing sources of liquidity are adequate to fund its operations for at least one year from the date the unaudited interim condensed consolidated financial statements were available for issuance.

Concentration of Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents, and short-term investments with high-quality financial institutes with investment- grade ratings. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation (FDIC).

The Company’s accounts receivable are derived from customers located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company’s concentration of risk related to accounts receivable and accounts payable was as follows:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Number of customers accounted for 10% or more of accounts receivable	2	3	1
Number of vendors accounted for 10% or more of accounts payable	1	2	2

One customer accounted for 72% of the Company’s accounts receivable as of June 30, 2020. The Company collected the outstanding receivable in July 2020. One vendor accounted for 36% of accounts payable as of December 31, 2019.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include standalone selling price (SSP) for each distinct performance obligation in its customer contracts, total estimated costs and related progress towards complete satisfaction of performance obligation in certain services arrangements, allowances for doubtful accounts, inventory reserves, warranty reserves, valuation allowance for deferred tax assets, stock-based compensation including the fair value of the Company’s common stock, useful lives of property, plant, and equipment and intangible assets, income tax uncertainties, and other loss contingencies. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial condition and results of operations.

Reclassification

Certain prior year balance sheet amounts have been reclassified to conform with current year presentation.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents. Cash equivalents were $16.3 million, $44.7 million and $15.1 million as of December 31, 2018, December 31, 2019 and June 30, 2020 (unaudited), respectively.

Short-term investments generally consist of commercial paper, corporate debt securities, U.S. government and agency securities, and asset backed securities. They are classified as available-for-sale securities and are recognized at fair value. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive loss within the stockholders’ equity. Unrealized gains and losses on the Company’s short-term investments were not significant as of December 31, 2018, December 31, 2019 and June 30, 2020 (unaudited) and therefore, the amortized cost of the Company’s short-term investments approximated their fair value.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are reduced by an allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing accounts receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company writes off accounts receivable against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the Company’s allowance for doubtful accounts were as follows (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020

				(unaudited)
Beginning balance	$94	$387	$357	$357	$467
Charged to costs and expenses	296	77	110	344	509
Uncollectible accounts written off, net of recoveries	(3)	(107)	—	—	(101)
Ending balance	$387	$357	$467	$701	$875

The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company charges cost of revenue for write-downs of inventories which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions. The net change in the Company’s inventory reserve was $9.4 million, $1.2 million and $(1.8) million for 2017, 2018 and 2019, respectively, and $(2.1) million and $2.8 million for the six months ended June 30, 2019 and 2020 (unaudited), respectively. The estimated cost of inventories not expected to be used in production within one year is reflected in other assets in the consolidated balance sheets.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated based on the straight-line method over the estimated useful lives of the respective assets. Additions, major improvements and betterments are capitalized, and maintenance and repairs are expensed as incurred. Assets are held in asset under construction until placed in service, upon which date, the Company begins to depreciate the assets over their estimated useful lives. The estimated useful lives of the assets are as follows: buildings, 15-30 years; building improvements, 7-15 years, leasehold improvements, 5-7 years which is the lesser of the life of the improvement or the lease term; machinery and equipment, furniture and fixtures, vehicles and software, 3-5 years.

Assets Held for Sale

The Company considers assets to be held for sale when management approves and commits to a plan to actively market the assets for sale at a reasonable price in relation to its fair value, the assets are available for immediate sale in their present condition, an active program to locate a buyer and other actions required to complete the sale have been initiated, the sale of the assets is expected to be completed within one year and it is unlikely that significant changes will be made to the plan. Upon designation as held for sale, the Company ceases to record deprecation expenses and measures the assets at the lower of their carrying value or estimated fair value less costs to sell. Assets held for sale are included as other current assets in the Company’s consolidated balance sheets.

Business combinations

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The acquisition date is the date on which Velodyne Lidar obtains operating control over the acquired business. The consideration paid is determined on the acquisition date and the acquisition-related costs, such as professional fees, are excluded from the consideration transferred and are expensed as incurred. Assets acquired and liabilities assumed by the Company are recorded at their estimated fair values, while goodwill is measured as the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed.

Goodwill

Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets acquired and liabilities assumed when accounted for using the purchase method of accounting. Goodwill is not amortized, but reviewed for impairment. Goodwill is reviewed annually in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. When evaluating recoverability, the Company compares the fair value of the reporting unit to its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of our reporting unit, the Company would record an impairment loss equal to the difference.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, intangible assets and other long-term assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, as considered necessary. No impairment loss was recognized in 2017, 2018, 2019 and the six months ended June 30, 2019 and 2020 (unaudited).

Foreign Currency

The U.S. dollar is the functional currency of the Company’s consolidated entities operating in the U.S. and certain of its subsidiaries operating outside of the U.S. For transactions entered into a currency other than its functional currency, the monetary assets and liabilities are re-measured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are re- measured at historical rates. Income and expenses are re-measured at the average exchange rate prevailing during the period. Gains and losses resulting from the re-measurement of these subsidiaries’ financial statements are included in the consolidated statements of operations.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated at the local current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive loss.

Gains and losses resulting from foreign exchange transactions and revaluation of monetary assets and liabilities in non-functional currencies are included in other income (expense) in the consolidated statements of operations. Net foreign exchange gain (loss) recorded in the Company’s consolidated statements of operations was insignificant for all periods presented.

Revenue Recognition

Effective January 1, 2018, the Company early adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers and the related amendments (collectively, ASC 606) using the modified retrospective method. ASC 606 was applied to all uncompleted contracts by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. The adoption did not have a material effect on the Company’s consolidated financial statements. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while the comparative financial information for 2017 has not been adjusted and continues to be reported under ASC Topic 605, Revenue Recognition (ASC 605). For this reason, the discussion that follows describes the Company’s revenue recognition policies both before and after the adoption of ASC 606.

Revenue recognition — Prior to the adoption of ASC 606 on January 1, 2018

Prior to January 1, 2018, The Company recognized revenue from sales of its products provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable, and (iv) collectibility is reasonably assured. Delivery occurred upon transfer of title and all risks and rewards of ownership to the customer, which is generally upon shipment. To the extent the Company entered into long-term production-type arrangements with customers involving significant customization of its products, revenue was recognized in accordance with ASC 605-35, Revenue Recognition — Construction-Type and Production Type Contracts either on a completed-contract or percentage of completion basis. Under the percentage of completion method of accounting, the Company primarily used the output method to measure progress towards completion and revenue recognition.

Sales taxes collected from customers and remitted to governmental authorities were accounted for on a net basis and therefore, were excluded from net sales. Shipping and handling costs billed to customers were recognized in revenue. Shipping and handling costs paid by the Company were included in cost of revenue.

Revenue from sales of products to resellers and distributors occurred upon delivery of products to the resellers and distributors assuming all other revenue recognition criteria were met.

The Company typically provides a one-year warranty on its products. If warranty period is sold or extended beyond the standard one-year term, revenue related to the extended warranty was recognized ratably over the related extended warranty period.

Revenue recognition — After the adoption of ASC 606 on January 1, 2018

Under ASC 606, the Company accounts for a contract with a customer when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that the Company will collect substantially all of the consideration it is entitled to. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

Nature of Products and Services and Revenue Recognition

The majority of the Company’s revenue comes from product sales of lidar sensors to direct customers and distributors. Revenue is recognized at a point in time when control of the goods are transferred to the customer, generally occurring upon shipment or delivery dependent upon the terms of the underlying contract. Product sales to certain customers may require customer acceptance due to performance acceptance criteria that is considered more than a formality. For these product sales, revenue is recognized upon the expiration of the customer acceptance period. For custom products that require engineering and development based on customer requirements, the Company recognizes revenue over time using an output method based on units of product shipped to date relative to total production units under the contract. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivable are due under normal trade terms, typically 60 days or less.

The Company’s license and services revenue consist primarily of product development, validation and repair services, intellectual property (IP) license and royalties revenue. The obligation to provide services is generally satisfied over time, with the customer simultaneously receiving and consuming the benefits as the Company satisfies its performance obligations. For product development and validation service projects, the Company bills and recognizes revenue as the services are performed. For these arrangements, control is transferred over as the Company’s inputs incurred to complete the project; therefore, revenue is recognized over the service period with the measure of progress using the input method based on labor costs incurred to total labor cost (cost-to-cost) as the services are provided. For product repair service, revenue is recognized when the repair services are complete and repaired products are shipped to customer.

The Company licenses rights to its IP to certain customers and collects royalties based on customer’s product sales. IP revenue recognition is dependent on the nature and terms of each agreement. The Company recognizes license revenue upon delivery of the IP if there are no substantive future obligations to perform under the arrangement. Royalties from the license of IP are recognized at the later of the period the sales occur or the satisfaction of the performance obligation to which some or all of the royalties have been allocated.

Arrangements with Multiple Performance Obligations

When a contract involves multiple performance obligations, the Company accounts for individual products and services separately if the customer can benefit from the product or service on its own or with other resources that are readily available to the customer and the product or service is separately identifiable from other promises in the arrangement. The consideration is allocated between separate performance obligations in proportion to their estimated standalone selling price. The standalone selling price reflects the price the Company would charge for a specific product or service if it were sold separately in similar circumstances and to similar customers. If the selling price is not directly observable, the Company generally uses the cost plus margin approach to estimate standalone selling price. Costs related to products delivered are recognized in the period revenue is recognized.

The Company provides standard product warranties for a term of typically one year to ensure that its products comply with agreed-upon specifications. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. Please see Product Warranty for accounting policy on standard warranties. The Company also provides service type extended warranties for an additional term ranging up to two additional years. For service type extended warranty contracts, the Company allocates revenue to this performance obligation on a relative standalone selling price basis and recognizes the revenue ratably over time during the effective period of the services.

Other Policies, Judgments and Practical Expedients

Costs to obtain a contract. The Company generally expenses the incremental costs of obtaining a contract when incurred because the amortization period for these costs would be less than one year. These costs primarily relate to sales commissions and are recorded at the time of the customer order or product shipment in sales and marketing expense in the Company’s consolidated statements of operations. Commission expense was $0.7 million, $0.5 million and $0.5 million for 2017, 2018 and 2019, respectively, and $0.6 million and $0.4 million for the six months ended June 30, 2019 and 2020 (unaudited), respectively.

Right of return. The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore the Company does not estimate returns and generally recognizes revenue at contract price upon product shipment or delivery.

Remaining performance obligations. Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods and does not include contracts where the customer is not committed. The customer is not considered committed where they are able to terminate for convenience without payment of a substantive penalty under the contract. Additionally, as a practical expedient, the Company has not disclosed the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. The amount of the transaction price allocated to unsatisfied performance obligations with a duration of more than 12 months is recorded in long-term contract liability.

Significant financing component. In certain arrangements, the Company receives payment from a customer either before or after the performance obligation has been satisfied. The expected timing difference between the payment and satisfaction of performance obligations for the vast majority of the Company’s contracts is one year or less; therefore, the Company applies a practical expedient and does not consider the effects of the time value of money. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers. For arrangements with licenses of intellectual property that include subsequent minimum royalty payments more than one year, the Company adjusts the amount of recorded revenue to reflect the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer with a significant benefit of financing. The effect of the significant financing component will be recognized as interest income separately from revenue from contracts with customers.

Contract modifications. The Company may modify contracts to offer customers additional products or services. Each of the additional products and services are generally considered distinct from those products or services transferred to the customer before the modification. The Company evaluates whether the contract price for the additional products and services reflects the standalone selling price as adjusted for facts and circumstances applicable to that contract. In these cases, the Company accounts for the additional products or services as a separate contract. In other cases where the pricing in the modification does not reflect the standalone selling price as adjusted for facts and circumstances applicable to that contract, the Company accounts for the additional products or services as part of the existing contract primarily on a prospective basis.

Judgments and estimates. Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. The Company reviews and updates its contract-related estimates regularly, and records adjustments as needed. For those performance obligations for which revenue is recognized using a cost-to- cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

Research and Development

Research and development costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred and were $0.8 million, $1.7 million and $2.3 million in 2017, 2018 and 2019, respectively, and $1.5 million and $1.2 million for the six months ended June 30, 2019 and 2020 (unaudited), respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred. No liabilities for loss contingencies were accrued as of December 31, 2018 and December 31, 2019. As of June 30, 2020, the Company has accrued $2.4 million (unaudited) for loss contingencies in connection with the settlement of certain employment related legal proceedings.

Product Warranties

The Company typically provides a one-year warranty on its products. Estimated future warranty costs are accrued and charged to cost of revenue in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s accrued warranty liability, which is included as a component of other accrued expenses was as follows:

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020
				(unaudited)
Balance as of the beginning of the period	$254	$1,317	$3,531	$3,531	$4,322
Warranty provision	2,341	5,469	6,531	3,841	2,918
Consumption	(1,011)	(4,055)	(4,939)	(2,642)	(940)
Changes in provision estimates	(267)	800	(801)	141	(3,104)
Balance as of the end of the period	$1,317	$3,531	$4,322	$4,871	$3,196

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) (ASU 2016-02), which supersedes FASB Accounting Standards Codification Topic 840, Leases (Topic 840), and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. Among its provisions, this standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheets for operating leases, and also requires additional qualitative and quantitative disclosures about lease arrangements. ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018. For emerging growth companies, the ASU was to be effective for fiscal years beginning after December 15, 2019. However, in November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates (ASU 2019-10), which included a one-year deferral of the effective date of ASU 2016-02 for certain entities. As a result, the ASU is now effective for emerging growth companies for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company expects to adopt the new standard in the first quarter of 2021 using the modified retrospective method, under which the Company will apply Topic 842 to existing and new leases as of January 1, 2021, but prior periods will not be restated and will continue to be reported under Topic 840 guidance in effect during those periods. The Company is currently evaluating the impact the adoption of these ASUs will have on its financial statements and related disclosures. The Company expects to recognize a right-of-use asset and corresponding lease liability for its real estate operating leases upon adoption. See Note 12 for more information related to the Company’s lease obligations, which are presented on an undiscounted basis therein.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, and ASU No. 2019-11. The objective of the guidance in ASU 2016-13 is to allow entities to recognize estimated credit losses in the period that the change in valuation occurs. ASU 2016-13 requires an entity to present financial assets measured on an amortized cost basis on the balance sheet net of an allowance for credit losses. Available for sale and held to maturity debt securities are also required to be held net of an allowance for credit losses. For public business entities, this standard is effective for fiscal years beginning after December 15, 2019. For emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by, among other things, eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this new standard will have on its consolidated financial statements.

Recently Adopted Accounting Guidance

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, which amends the current definition of a business when evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. Under ASU 2017-01, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contributes to the ability to create outputs. ASU 2017-01 further states that when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business. The new guidance also narrows the definition of the term output under Topic 805 to be consistent with how it is described in ASC 606. The amendments in ASU 2017-01 apply prospectively. The Company adopted the standard in 2019 and the adoption of this standard did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment. The standard simplifies the subsequent measurement of goodwill by eliminating step two from the goodwill impairment test. Instead, goodwill impairment is measured as the difference between the fair value and the carrying value of the reporting unit. The standard also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. The Company early adopted this amendment on January 1, 2019, which did not have a material impact on its consolidated financial statements and its goodwill impairment measurement.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election exists for valuing nonemployee equity share options. The Company adopted the standard in 2019 and the adoption of this standard did not have a material impact on its consolidated financial statements.

Note 2. Revenue

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by geographic region based on the shipping location of the customer, type of good or service and timing of transfer of goods or services to customers (point-in-time or over time), as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Total revenue based on the disaggregation criteria described above are as follows (dollar in thousands):

	Year Ended December 31,						Six Months Ended June 30,
	2017		2018		2019		2019		2020
		% of		% of		% of		% of		% of
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
								(Unaudited)
Revenue by geography:
North America	$139,005	76%	$84,541	59%	$49,634	49%	$35,716	52%	$13,903	30%
Asia Pacific	26,562	15%	39,770	28%	28,791	28%	20,538	30%	25,774	57%
Europe, Middle East and Africa	16,523	9%	18,635	13%	22,973	23%	12,655	18%	5,740	13%
Total	$182,090	100%	$142,946	100%	$101,398	100%	$68,909	100%	$45,417	100%
Revenue by products and services:
Products	$179,928	99%	$132,933	93%	$81,424	80%	$51,536	75%	$27,849	61%
License and services	2,162	1%	10,013	7%	19,974	20%	17,373	25%	17,568	39%
Total	$182,090	100%	$142,946	100%	$101,398	100%	$68,909	100%	$45,417	100%
Revenue by timing of recognition:
Goods transferred at a point in time			$139,852	98%	$92,890	92%	$62,392	91%	$44,922	99%
Goods and services transferred over time			3,094	2%	8,508	8%	6,517	9%	495	1%
Total			$142,946	100%	$101,398	100%	$68,909	100%	$45,417	100%

In June 2020 (unaudited), the Company entered into a patent cross-license agreement related to its litigation settlement with a customer in Asia Pacific. Under the terms of the arrangement, the customer agreed to make a one-time license payment upon settlement, will make annual fixed royalty payments through 2022, and thereafter, will make product sales royalty payments through February 2030. During the three months ended June 30, 2020 (unaudited), the Company recognized license revenue of $16.6 million related to this agreement, representing 59% and 37%, respectively, of total revenue for the three and six months ended June 30, 2020. As of June 30, 2020 (unaudited), the Company recorded $3.1 million and $14.0 million, respectively, in current and long-term deferred revenue associated with the rights granted to receive future patents as they represent stand ready obligations. As of June 30, 2020 (unaudited), the Company also recorded $25.3 million of accounts receivable and $8.4 million of contract assets. The Company collected the outstanding receivable in July 2020 (unaudited).

Contract Assets and Contract Liabilities

Contract assets primarily relates to unbilled accounts receivable. Unbilled amounts arise when the timing of billing differs from the timing of revenue recognized, such as when revenue recognized on the guaranteed minimums at the inception of the contract when there is not yet a right to invoice in accordance with contract terms. Unbilled amounts are recorded as a contract asset when the revenue associated with the contract is recognized prior to billing and derecognized when billed in accordance with the terms of the contract.

Contract liabilities consist of deferred revenue, customer advanced payments and customer deposits. Deferred revenue includes billings in excess of revenue recognized related to product sales, licenses, extended warranty and other services revenue, and is recognized as revenue when the Company performs under the contract. The long-term portion of deferred revenue, mostly related to obligations under license arrangements and extended warranty, is classified as non-current contract liabilities and is included in other long-term liabilities in the Company’s consolidated balance sheets. Customer advanced payments represent required customer payments in advance of product shipments according to customer’s payment term. Customer advance payments are recognized as revenue when control of the performance obligation is transferred to the customer. Customer deposits represent consideration received from a customer which can be applied to future product or service purchases, or refunded.

Contract assets and contract liabilities consisted of the following as of December 31, 2018, December 31, 2019 and June 30, 2020 (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Contract assets, current
Unbilled accounts receivable	$38	$38	$2,813
Contract assets, long-term
Unbilled accounts receivable	—	(38)	5,626
Total contract assets	$38	$—	$8,439

Contract liabilities, current
Deferred revenue, current	$812	$926	$4,348
Customer advance payment	13,464	11,252	11,154
Customer deposit	6,083	6,083	—
Total	20,359	18,261	15,502
Contract liabilities, long-term
Deferred revenue, long-term	552	903	15,060
Total contract liabilities	$20,911	$19,164	$30,562

The following table shows the significant changes in contract assets and contract liabilities balances for 2018, 2019 and the six Months ended June 30, 2019 and 2020 (in thousands):

			Six Months Ended
	Year Ended December 31,		June 30,
	2018	2019	2019	2020
			(unaudited)
Contract assets:
Beginning balance	$—	$38	$38	$—
Transferred to receivables from contract assets recognized at the beginning of the period	—	(38)	(38)	—
Increase due to unbilled and recognized as revenue in excess of billings during the period, net of amounts transferred to receivables	38	—	—	8,439
Ending balance	$38	$—	$—	$8,439
Contract liabilities:
Beginning balance	$16,835	$20,911	$20,911	$19,164
Impact of ASC 606 adoption	(256)	—	—	—
Revenue recognized that was included in the contract liabilities beginning balance	(7,393)	(3,149)	(2,567)	(750)
Increase due to cash received and not recognized as revenue and billings in excess of revenue recognized during the period	11,725	1,402	2,627	18,231
Customer deposits reclassified to refund liabilities	—	—	—	(6,083)
Ending balance	$20,911	$19,164	$20,971	$30,562

During the six months ended June 30, 2020, the Company reclassified customer deposit of $6.1 million to refund liabilities and the entire amount was refunded to a customer in May 2020.

Note 3. Fair Value Measurement

The Company categorizes assets and liabilities recorded at fair value on the consolidated balance sheet based on the level of judgment associated with inputs used to measure their fair value. For assets and liabilities measured at fair value, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability.

The three levels of inputs that may be used to measure fair value are:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.
●	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities in active markets or quoted prices in less active market. All significant inputs used in the valuations are observable or can be directly or indirectly through market corroboration, for substantially the full term of the assets or liabilities.
●	Level 3 — Unobservable inputs are based on assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation. The Company monitors and review the inputs to ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes.

The following table summarize the Company’s assets measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$6,838	$—	$—	$6,838
Commercial paper	—	1,494	—	1,494
Securities sold under agreements to repurchase	—	8,000	—	8,000
Total cash equivalents	6,838	9,494	—	16,332
Short-term investments:
Commercial paper	—	20,809	—	20,809
Corporate debt securities	—	9,217	—	9,217
U.S. government and agency securities	2,487	—	—	2,487
Asset backed securities	—	2,974	—	2,974
Total short-term investments	2,487	33,000	—	35,487
Total assets measured at fair value	$9,325	$42,494	$—	$51,819

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$44,669	$—	$—	$44,669
Total cash equivalents	44,669	—	—	44,669
Short-term investments:
Commercial paper	—	1,099	—	1,099
Corporate debt securities	—	1,100	—	1,100
Total short-term investments	—	2,199	—	2,199
Total assets measured at fair value	$44,669	$2,199	$—	$46,868

	June 30, 2020
	Level 1	Level 2	Level 3	Total

	(unaudited)
Cash equivalents:
Money market fund	$15,053	$—	$—	$15,053
Total assets measured at fair value	$15,053	$—	$—	$15,053

Cash equivalents consist primarily of money market funds with original maturities of three months or less at the time of purchase, and the carrying amount is a reasonable estimate of fair value. Short-term investments consist of investment securities with original maturities greater than three months and are included as current assets in the consolidated balance sheets.

There were no transfers between fair value measurement levels during 2018, 2019 or the six months ended June 30, 2020 (unaudited).

Note 4. Balance Sheet Components

Accounts Receivables, Net

Accounts receivables, net consist of the following (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Accounts receivable	$21,902	$12,330	$36,143
Allowance for doubtful accounts	(357)	(467)	(875)
Accounts receivable, net	$21,545	$11,863	$35,268

Inventories, Net

Inventories, net of reserve, consist of the following (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Raw materials	$14,981	$12,374	$6,194
Work-in-process	2,414	1,748	2,283
Finished goods	1,506	5,629	9,079
Total inventories	18,901	19,751	17,556
Less inventories not deemed to be current, included in other assets	9,517	4,764	—
Inventories, included in current assets	$9,384	$14,987	$17,556

Noncurrent inventories consist of raw material components forecasted to be used in production later than twelve months from the respective balance sheet dates. The Company believes that these inventories will be utilized for future production plans.

Prepaid and Other Current Assets

Prepaid and other current assets consist of the following (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Prepaid expenses and deposits	$3,031	$3,045	$1,513
Due from contract manufacturers and vendors	3,324	4,068	5,253
Prepaid taxes	572	2,122	—
Assets held for sale	—	—	4,746
Deferred stock issuance costs	—	2,223	4,144
Contract assets	38	—	2,813
Other	446	1,460	1,452
Total prepaid and other current assets	$7,411	$12,918	$19,921

In March 2020, the Company reclassified the then carrying value of $4.7 million related to its Morgan Hill properties previously reported as property, plant and equipment to assets held for sale and included as other current assets in its consolidated balance sheets. On July 2, 2020, the Company sold the properties to a third-party buyer and received net proceeds of $12.3 million.

Property, Plant and Equipment, Net

Property, plant and equipment, at cost, consist of the following (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Land	$2,340	$2,340	$—
Building	3,142	3,142	—
Machinery and equipment	26,386	30,082	30,504
Building improvements	4,194	4,194	—
Leasehold improvements	4,376	5,581	5,781
Furniture and fixtures	1,254	1,431	1,468
Vehicles	416	759	539
Software	1,155	1,343	1,357
Assets under construction	1,093	170	1,318
	44,356	49,042	40,967
Less: accumulated depreciation and amortization	(15,430)	(22,764)	(21,776)
Property, plant and equipment, net	$28,926	$26,278	$19,191
Capital lease equipment	$580	$888	$888
Less: accumulated depreciation	(81)	(203)	(292)
Capital lease equipment, net	$499	$685	$596

The aggregate depreciation and amortization related to property, plant and equipment was as follows (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020

				(unaudited)
Depreciation and amortization on property, plant and equipment	$3,325	$6,791	$7,805	$3,695	$4,059
Depreciation on capital lease equipment	—	81	122	31	89

Intangible Assets, Net

Intangible assets, net, consist of the following (in thousands):

	Gross Carrying	Accumulated
	Amount	Amortization	Net Book Value
As of December 31, 2019:
Developed technology	$1,170	$188	$982
As of June 30, 2020 (unaudited):
Developed technology	$1,200	$380	$820

Amortization of intangible assets is as follows:

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020

				(unaudited)
Amortization of intangible assets	$—	$—	$188	$—	$192

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Accrued payroll expenses	$9,335	$10,537	$8,843
Accrued manufacturing costs	444	3,344	3,977
Accrued professional and consulting fees	1,504	5,572	3,269
Accrued warranty costs	3,531	4,322	3,196
Restructuring liabilities	—	—	70
Legal proceedings accrual	—	—	2,440
Accrued taxes	950	944	961
Refund liabilities	—	4,878	—
Other	1,679	1,563	1,060
Total accrued expense and other current liabilities	$17,443	$31,160	$23,816

Note 5. Mapper Acquisition

On July 3, 2019, the Company acquired technology, workforce and certain assets of Mapper.ai, Inc. (“Mapper”), an on-demand map solution company, for a total of $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting for business combination. The total purchase price is allocated to acquired assets based on their estimated fair value at the acquisition date as follows:

Assets Acquired	Amount
Developed technology	$1,140
Property and equipment	144
Goodwill	1,189
Total purchase price	$2,473

The excess of the purchase price over the tangible and intangible assets acquired has been recorded as goodwill. The goodwill is attributable to the workforce of the acquired business and expected synergies with the Company’s existing operations and is amortizable for income tax purposes. Management plans to integrate the Mapper acquisition into its existing business structure, which is comprised of a single reporting unit.

Developed technology is amortized on a straight-line basis over its estimated useful life of 3 years. Acquisition-related costs of $0.2 million were expensed in the period incurred within general and administrative expense in the Company’s consolidated statement of operations.

The results of operations related to this acquisition have been included in the Company’s consolidated statements of operations from the acquisition date. Pro forma results of operations have not been presented because the acquisition was not material to the Company’s consolidated results of operations.

Note 6. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss was comprised of the following as of December 31, 2018, December 31, 2019 and June 30, 2020 (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
Foreign currency translation loss	$(131)	$(216)	$(250)
Unrealized loss on investments	(17)	—	—
Total accumulated other comprehensive loss	$(148)	$(216)	$(250)

For 2018, 2019 and the six months ended June 30, 2020 (unaudited), there were no significant amounts related to foreign currency translation loss or realized gains or loss on investments reclassified to net loss from accumulated other comprehensive loss.

Note 7. Credit Facilities and Notes Payable

On April 27, 2018, the Company entered into a loan and security agreement with a financial institution which provides a one-year $25.0 million revolving line of credit (the 2018 Revolving Line) with an option to increase the credit limit up to additional $15.0 million with the bank’s approval (Incremental Revolving Line). As part of the Revolving Line, there is a letters of credit sublimit of $5.0 million. The advances under the Revolving Line bear interest at a rate per annum equal to prime rate plus an applicable margin of 1.5% for prime rate advances, or LIBOR rate plus an applicable margin of 2.5% for LIBOR advances. Unused revolving line facility fee is 0.15% per annum of average unused portion of the Revolving Line. In addition, there is a $50,000 non-refundable commitment fee if the Company exercises the Incremental Revolving Line option. The Revolving Line is secured by certain assets of the Company. There were no outstanding borrowings under the Revolving Line as of December 31, 2018. The Revolving Line expired on April 26, 2019.

In January 2020 (unaudited), the Company entered into a loan and security agreement with the same financial institution (the 2020 Revolving Line), which provides a revolving line of credit of $25.0 million, with an option to increase the credit limit up to additional $15.0 million with the bank’s approval. As part of the Revolving Line, there is a letters of credit sublimit of $5.0 million. The advances under the Revolving Line bear interest at a rate per annum equal to prime rate plus an applicable margin of 1.5% for prime rate advances, or LIBOR rate plus an applicable margin of 2.5% for LIBOR advances. Unused revolving line facility fee is 0.15% per annum of average unused portion of the Revolving Line. In addition, there is a $50,000 non-refundable commitment fee if the Company exercises the Incremental Revolving Line option. The Revolving Line is secured by certain assets of the Company. The 2020 Revolving Line has a maturity date of September 30, 2020. The Company had no outstanding borrowings and was in compliance with the financial covenants associated with the facility through the date the audited consolidated and the interim condensed consolidated financial statements were available for issuance.

On April 8, 2020 (unaudited), the Company received loan proceeds of $10.0 million under the CARES Act’s Paycheck Protection Program (PPP). The principal and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels and that approval is received from the relevant government entity. The unforgiven portion of the PPP Loan is payable in two years at an interest rate of 1% per annum, with a deferral of interest payments for the first six months. The PPP loan balance of $10.0 million was included in other long-term liabilities in the Company’s condensed consolidated balance sheet as of June 30, 2020 (unaudited).

Note 8. Stockholders’ Equity

Common Stock

Prior to July 26, 2016, the total number of shares of common stock authorized was 20,000,000 at $0.0001 par value per share. Holders of common stock are entitled to one vote per share, and to receive dividends when, as and if declared by the Board of Directors, and, upon liquidation or dissolution, are entitled to receive all proceeds available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

On July 26, 2016, the Board of Directors approved to increase the number of shares of common stock authorized for issuance to 55,000,000 shares and authorized to the issuance of up to 8,772,852 shares of preferred stock with par value of $0.0001 per share, all of which were designated as Series A Preferred Stock. In addition, each outstanding share of common stock was exchanged into ten shares of common stock. The stock split also applied to any outstanding securities or rights convertible into, or exchangeable or exercisable for, common stock of the Company. Unless otherwise indicated, all share numbers, share prices and exercise prices have been adjusted to reflect the stock split on a retroactive basis.

On July 28, 2016, in connection with the Series A Preferred Stock financing and a spin-off and distribution of assets associated with Velodyne Acoustics, the Company declared a pro rata distribution to certain shareholders where its CEO received units representing a 100% interest in Velodyne Acoustics valued at approximately $3.97 million and other shareholders received a cash dividend of approximately $2.8 million in total. Following the spin-off and distribution, Velodyne Acoustics is no longer a subsidiary of the Company.

On August 1, 2016, following the stock split, the Company issued 8,772,852 shares of Series A Convertible Preferred Stock (Series A Preferred Stock) at a price of $17.0982 per share and received net proceeds of $143.3 million. In September 2016, the Company used $50.0 million of the proceeds to repurchase and retire 2,924,272 shares of common stock from certain holders of the Company’s common stock at $17.0982 per share, which was equivalent to the price paid for each share of the Series A Preferred Stock by investor in the financing.

On August 28, 2018, the Board of Directors approved to increase the authorized number of shares of common stock to 58,000,000 shares with par value of $0.0001 per share, and approved an increase of the authorized number of shares of preferred stock to 11,523,732 shares with par value of $0.0001 per share, of which 2,750,880 shares were designated as Series B preferred stock.

On September 4, 2018, the Company issued 1,375,440 shares of Series B Convertible Preferred Stock (Series B Preferred Stock) at a price of $36.3520 per share and received net proceeds of $46.8 million. In December 2018, the Company used $2.7 million of the proceeds to repurchase and retire 73,150 shares of common stock from certain holders of the Company’s common stock at $36.3520 per share, which was equivalent to the price paid for each share of the Series B Preferred Stock.

On October 11, 2019, the Board of Directors approved to increase the authorized number of shares of common stock to 67,000,000 shares with par value of $0.0001 per share, and approved a decrease of the authorized number of shares of preferred stock to 14,274,612 shares with par value of $0.0001 per share, of which 1,375,440 shares were designated as Series B preferred stock and 4,126,320 shares were designated as Series B-1 preferred stock.

There were 34,252,578 shares of the Company’s common stock issued and outstanding as of December 31, 2018, December 31, 2019 and June 30, 2020 (unaudited).

Series A Convertible Preferred Stock

On August 1, 2016, the Company entered into a share purchase agreement with two strategic investors pursuant to which the Company sold and issued to the investors 8,772,852 shares of Series A Preferred Stock at a price of $17.0982 per share. The total proceeds raised through the Series A Preferred Stock transaction was $143.3 million, net of issuance costs of $6.7 million.

Holders of the Series A Convertible Preferred Stock have a right to convert to common stock at any time. The number of converted shares is determined by dividing the original issue price by the applicable conversion price. The initial conversion price is the original issue price, but is subject to adjustment for certain dilutive issuances, splits and combinations. The Series A Preferred Stock automatically converts to common stock in the event of a qualified public offering or consent of the Series A Preferred Stock holders. The manner of settlement is an exchange of shares of common stock for converted shares of Series A Preferred Stock.

Holders of the Series A Preferred Stock are entitled to dividends when and if declared by the Board of Directors. Such dividends are noncumulative. Dividends, if any, are distributed among all holders of common stock and Series A Preferred Stock in proportion to the number of shares held by each holder if all shares of Series A Preferred Stock were converted to common stock.

The Series A Preferred Stock has a liquidation preference entitling the holders of Series A Preferred Stock to an amount per share equal to the sum of the original issue price of $17.0982 per share and any declared but unpaid dividends prior to distribution of proceeds to common stock holders as a result of a liquidation event.

Each share of Series A Preferred Stock has substantially similar voting rights as one share of common stock. In addition, the holders of Series A Preferred Stock are entitled to elect two directors of the Company.

A majority vote of the Series A Preferred Stock is required to amend, waive, alter or repeal any provision of the Company’s certificate of incorporation or bylaws so as to adversely alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock in a manner different than all preferred stock.

Series B and Series B-1 Convertible Preferred Stock

On September 4, 2018, the Company entered into a share purchase agreement with strategic investors pursuant to which the Company sold and issued to the investors 1,375,440 shares of Series B Preferred Stock at a price of

$36.3520 per share. The total proceeds raised through the Series B Preferred Stock transaction was $46.8 million, net of issuance costs of $3.2 million.

On October 25, 2019, the Company entered into a share purchase agreement with investors pursuant to which the Company sold and issued to the investors 1,375,440 shares of Series B-1 Preferred Stock at a price of $36.3520 per share. The total proceeds raised through the Series B-1 Preferred Stock transaction was $49.8 million, net of issuance costs of $0.2 million. On April 1, 2020, the Company entered into a share purchase agreement with another investor pursuant to which the Company sold and issued to the investor 550,176 shares of Series B-1 Preferred Stock at a price of $36.3520 per share, and received proceeds of $19.9 million, net of issuance costs of $0.1 million.

Holders of the Series B and Series B-1 Preferred Stock have a right to convert to common stock at any time. The number of converted shares is determined by dividing the original issue price by the applicable conversion price. The initial conversion price is the original issue price, but is subject to adjustment for certain dilutive issuances, splits and combinations.

In addition, in the event the Company closes a public offering in which the Series B and Series B-1 Preferred Stock converts into common stock on or before September 4, 2020, and in which the public offering price per share is less than $36.3520 (adjusted for stock splits if any), then the conversion price used for the Series B Preferred Stock in the public offering will be adjusted to the offering price (not to be below $23.9196). The Series B and Series B-1 Preferred Stock automatically converts to common stock in the event of a qualified public offering or consent of the holders of a majority of the then outstanding shares of preferred stock. The manner of settlement is an exchange of shares of common stock for converted shares of Series B and Series B-1 Preferred Stock.

Holders of the Series B and Series B-1 Preferred Stock are entitled to dividends when and if declared by the Board of Directors. Such dividends are noncumulative. Dividends, if any, are distributed among all holders of common stock and convertible preferred stock in proportion to the number of shares held by each holder if all shares of Convertible Preferred Stock were converted to common stock.

Each share of the Series B and Series B-1 Preferred Stock has a liquidation preference entitling the holders of Series B and Series B-1 Preferred Stock to an amount per share equal to the sum of the original issue price of $36.3520 per share and any declared but unpaid dividends, pari passu with the Series A Preferred Stock, and issuable prior to distribution of proceeds to common stock holders as a result of a liquidation event.

Each share of the Series B and Series B-1 Preferred Stock has substantially similar voting rights as one share of common stock. In addition, the holders of the Series B Preferred Stock are entitled to elect one director of the Company.

Other Features of Convertible Preferred Stock (Series A, Series B and Series B-1 Preferred Stock)

A majority vote of the convertible preferred stock, voting together as a single class, is required to, among other things, consummate certain liquidity events, amend or alter the Company’s Certification of Incorporation or Bylaws, increase or decrease the authorized shares of the preferred stock, or redeem, purchase or otherwise acquire any shares of preferred stock or common stock. Many of the foregoing protective rights are subject to certain exceptions.

Pursuant to a Voting Agreement by the Company and various investor parties thereto, certain individuals and entities have designation rights for certain directors of the Company.

The convertible preferred stock is not redeemable for cash.

Stock Incentive Plans

2007 Incentive Stock Plan

On January 3, 2008, the Board of Directors of Velodyne Acoustic, the Company’s predecessor entity, approved the 2007 Incentive Stock Plan (the “2007 Stock Plan”) and authorized a total of 10,250,000 shares of common stock for issuance. The 2007 Stock Plan provided for the granting of stock-based awards in the form of stock options and restricted stock awards (RSAs) to employees. On July 26, 2016, August 28, 2018 and October 11, 2019, the Board of Directors approved to decrease the number of shares of common stock authorized for issuance under the 2007 Stock Plan to 4,275,000, 3,904,557 and 1,404,557 shares, respectively. As of December 31, 2019 and June 30, 2020 (unaudited), there were outstanding 1,404,557 shares of common stock subject to RSAs and zero shares of common stock remaining available for future issuance under the 2007 Stock Plan.

2016 Stock Plan

On July 26, 2016, the Board of Directors approved the adoption of the 2016 Stock Plan and authorized 5,263,731 shares of the Company’s common stock for issuance under the 2016 Stock Plan. The 2016 Stock Plan provides for the direct award or sale of shares, the grant of stock options and restricted stock units (“RSUs”) to employees, directors and consultants. On October 11, 2019, the Board of Directors approved to increase the number of shares of common stock authorized for issuance under the 2016 Stock Plan to 7,763,731 shares. The number of shares of common stock available for future issuance under the 2016 Stock Plan was 4,463,046 and 3,075,537, respectively, as of December 31, 2019 and June 30, 2020 (unaudited).

Employee Stock Options, RSAs and RSUs

Pursuant to the 2007 Stock Plan, the Company granted options to certain employees to purchase shares of the Company’s common stock in 2008 and 2009. Options expire 10 years from the date of grant and vest 25 percent upon the one-year anniversary date from initial vesting date, with the remainder vesting monthly over the following three years.

In December 2015, the Company granted RSAs totaling 1,675,000 shares of common stock to two employees under the 2007 Stock Plan. The RSAs are subject to a time-based vesting condition and a market condition tied to a liquidity event requirement, both of which must be satisfied on or before the 10-year anniversary of the date of the grant in order for the RSAs to be vested and settled for shares of common stock. All shares of RSAs that do not vest on or before the 10-year anniversary of the date will be forfeited. Subject to certain terms, the RSAs provide voting rights equivalent to a common stockholder and are eligible for dividends. As of June 30, 2020, the market vesting condition tied to a liquidity event had not been met.

Beginning March 2017, the Company granted options and RSUs to certain employees, directors and consultants pursuant to the 2016 Stock Plan. Options expire in 10 years from the date of grant and typically vest 25 percent upon the one-year anniversary date from the initial vesting date, with the remainder vesting quarterly over the following three years. The RSUs are subject to a time-based vesting condition and a market condition tied to a liquidity event requirement, both of which must be satisfied on or before the 7-year anniversary of the date of the grant in order for the RSUs to be vested and settled for shares of common stock. All shares subject to RSUs that do not vest on or before the 7-year anniversary of the date will be forfeited. The RSUs typically vest 25 percent upon the one-year anniversary date from initial vesting date, with the remainder vesting quarterly over the following three years. Certain RSUs also contain performance conditions related to the Company’s product development and business performance for the performance periods specified in the RSU agreements. As of June 30, 2020, the market vesting condition tied to a liquidity event had not been met.

In May 2020, the Company granted market-based performance RSUs (PRSUs) that contain service, performance and market conditions to vest in the underlying common stock. The PRSUs vest upon the three- year anniversary date from initial vesting date and the number of shares that vests is ultimately dependent on the value of the Company’s stock at the vesting date. As of June 30, 2020, the performance vesting condition tied to a liquidity event had not been met.

A summary of the combined stock option activity under the Company’s equity plans during 2017, 2018, 2019 and the six months ended June 30, 2020 (unaudited) is as follows:

			Weighted Average
		Weighted	Remaining
		Average	Contractual Life
	Shares	Exercise Price	(Years)
Option:
Options outstanding as of December 31, 2016	2,500,000	$0.37	2.09
Granted	257,674	18.76
Forfeited	(154,341)	18.19
Options outstanding as of December 31, 2017	2,603,333	1.13	1.34
Granted	—
Forfeited	—
Options outstanding as of December 31, 2018	2,603,333	1.13	0.22
Granted	—
Forfeited	(28,125)	21.08
Expired	(2,521,875)	0.55
Options outstanding as of December 31, 2019	53,333	18.24	0.49
Granted (unaudited)	150,000	16.84
Options outstanding as of June 30, 2020 (unaudited)	203,333	17.21	3.43

A summary of RSA and RSU activities under the Company’s equity plans is as follows:

		Weighted Average
		Grant Date Fair
	Shares	Value Per Share
RSA:
RSAs outstanding as of December 31, 2016	1,675,000	$4.09
Forfeited	(270,443)	4.09
RSAs outstanding as of December 31, 2017	1,404,557	4.09
Forfeited	—
RSAs outstanding as of December 31, 2018	1,404,557	4.09
Forfeited	—
RSAs outstanding as of December 31, 2019	1,404,557	4.09
Forfeited (unaudited)	—
RSAs outstanding as of June 30, 2020 (unaudited)	1,404,557	4.09
RSU:
RSUs outstanding as of December 31, 2016	—
Granted	1,954,639	$19.74
Forfeited	(283,970)	18.58
RSUs outstanding as of December 31, 2017	1,670,669	19.94
Granted	932,444	23.73
Forfeited	(416,198)	20.40
RSUs outstanding as of December 31, 2018	2,186,915	21.47
Granted	1,473,912	28.89
Forfeited	(413,475)	24.39
RSUs outstanding as of December 31, 2019	3,247,352	24.46
Granted (unaudited)	1,073,045	16.84
Forfeited (unaudited)	(210,536)	25.82
RSUs outstanding as of June 30, 2020 (unaudited)	4,109,861	22.40
PRSU:
PRSUs outstanding as of December 31, 2019	—
Granted	375,000	$4.04
PRSUs outstanding as of June 30, 2020	375,000	4.04

Stock-Based Compensation

As of June 30, 2020, no compensation expense had been recognized for the RSAs and RSUs because the performance vesting condition was not probable of being met. At the time the performance vesting condition becomes probable, which is not until the earlier of (i) an initial public offering, or (ii) a sale event, the Company will recognize the cumulative stock-based compensation expense for the outstanding RSAs and RSUs using the accelerated attribution method based on the grant-date fair value of the RSAs and RSUs.

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock option awards and uses the Monte Carlo simulation model (a binomial lattice-based valuation model) to determine the fair value of its market-based PRSUs. The Monte Carlo simulation model uses multiple input variables to determine the probability of satisfying the market condition requirements. The fair value of the PRSUs is not subject to change based on future market conditions. The determination of the fair value for stock options and PRSUs in connection with determining stock compensation expense requires judgment, including estimating the fair market value of common stock, stock-price volatility, expected term, expected dividends and risk-free interest rates. The expected volatility rates are estimated based on historical volatilities of the Company’s peers’ common stock over a period of time that approximates the expected term of the options. Due to lack of historical data on employees’ option exercises, the Company estimates the expected term of the options using the simplified method, which calculates the expected term equal to the midpoint between the vesting period and the maximum contractual term. Expected dividends are estimated based on the Company’s dividend history as well as the Company’s current projections. The risk-free interest rate for periods approximating the expected terms of the options or the PRSUs is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table sets forth the weighted average grant date fair value for options and the assumptions used as inputs for the Black-Scholes option pricing model:

	Year Ended	Six Months Ended
	December 31, 2017	June 30, 2020
Weighted average grant date fair value of options	$8.09	$6.16
Expected term, in years	5.14	5.55
Expected volatility	47.23%	39.82%
Risk-free interest rate	1.88%	0.371%
Expected dividend yield	—	—

The following table sets forth the weighted average grant date fair value for PRSUs and the assumptions used as inputs for the Monte Carlo simulation model:

Six Months Ended
June 30, 2020
Weighted average grant date fair value of PRSUs	$4.04
Expected term, in years	2.59
Expected volatility	45.00%
Risk-free interest rate	0.18%
Expected dividend yield	—

The following table presents stock-based compensation expense included in the Company’s consolidated statements of operations (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020
				(unaudited)
Research and development	$156	$93	$97	$48	$21
General and administrative	78	114	38	38	135
Total stock-based compensation expense	$234	$207	$135	$86	$156

The Company recognizes forfeitures as they occur. As of December 31, 2019 and June 30, 2020 (unaudited), unrecognized compensation cost related to stock options was $41,000 and $1.1 million, respectively, which was expected to be recognized over a weighted average period of 0.49 years and 3.43 years, respectively.

Note 9. Net Income (Loss) Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net income (loss) per common share when shares are issued that meet the definition of participating securities. The Company considers its convertible preferred stock and the RSAs to be participating securities as holders of such securities have non- forfeitable dividend rights in the event of the declaration of a dividend for shares of common stock. During the periods when the Company is in a net loss position, the net loss attributable to common stockholders was not allocated to the convertible preferred stock and the RSAs under the two-class method as these securities do not have a contractual obligation to share in losses. Distributed and undistributed earnings allocated to participating securities are subtracted from net income (loss) in determining net income attributable to common stockholders. Basic net income (loss) per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of the Company’s common stock outstanding. The diluted net income per share attributable to common stockholders is computed by giving effect to all dilutive securities. Diluted net income per share attributable to common stockholders is computed by dividing the resulting net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding. During the periods when there is a net loss attributable to common stockholders, potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted earnings per share attributable to common stockholders is as follows (in thousands except share and per share amounts):

				Six Months Ended
	Year Ended December 31,			June 30,
	2017	2018	2019	2019	2020

				(unaudited)
Numerator:
Net income (loss)	$15,761	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Less: undistributed earnings to participating securities	(3,622)	—	—	—	—
Net income (loss) attributable to common stockholders — basic	12,139	(62,300)	(67,226)	(11,658)	(33,112)
Add: adjustments to undistributed earnings to participating securities	189	—	—	—	—
Net income (loss) attributable to common stockholders — diluted	$12,328	$(62,300)	$(67,226)	$(11,658)	$(33,112)
Denominator:
Weighted-average shares of common stock — basic	34,325,728	34,320,311	34,252,578	34,252,578	34,252,578
Effect of dilutive stock options	2,453,973	—	—	—	—
Weighted-average shares of common stock — diluted	36,779,701	34,320,311	34,252,578	34,252,578	34,252,578
Net income (loss) per share attributable to common stockholders:
Basic	$0.35	$(1.82)	$(1.96)	$(0.34)	$(0.97)
Diluted	$0.34	$(1.82)	$(1.96)	$(0.34)	$(0.97)

The following common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been antidilutive:

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020

				(unaudited)
Convertible preferred stock	8,772,852	10,148,292	11,523,732	10,148,292	12,073,908
Stock options to purchase common stock	103,333	2,603,333	53,333	2,575,208	203,333
Restricted stock awards	1,404,557	1,404,557	1,404,557	1,404,557	1,404,557
Restricted stock units	1,670,669	2,186,915	3,247,352	2,852,717	4,484,861
Total	11,951,411	16,343,097	16,228,974	16,980,774	18,166,659

Note 10. Retirement Plan

The Company has a 401(k) savings and profit-sharing plan (the 401(k) Plan), which is intended to be a tax-qualified defined contribution plan that covers all eligible employees, as defined in the applicable plan documents. Under the 401(k) Plan, eligible employees may elect salary deferral contributions, not to exceed limitations established annually by the IRS. The Company matches 25% of employees’ eligible contributions. The Company’s matching contributions were $0.5 million, $0.9 million and $0.9 million, respectively, for 2017, 2018 and 2019, and $0.5 million and $0.5 million, respectively, for the six months ended June 30, 2019 and 2020 (unaudited).

Note 11. Restructuring (unaudited)

In March 2020, the Company initiated a restructuring plan to downsize the manufacturing function and related engineering and administrative functions in its California locations. The purposes of this plan are to align resource requirements with the company’s initiatives to lower the company’s cost structure and to increase its production capacity by outsourcing a majority of its manufacturing activities. The Company’s restructuring expenses incurred to date primarily related to employee termination costs.

The following table summarizes our costs incurred during the six months ended June 30, 2020, estimated additional costs to be incurred and estimated total costs expected to be incurred under the restructuring program as of June 30, 2020 (in thousands):

	Cost Incurred During the Period	Cumulative Costs Incurred Through End of the Period	Estimated Additional Costs to be Incurred	Total Restructuring Costs Expected to be Incurred
	(unaudited)
Employee termination benefits	$1,043	$1,043	$—	$1,043

The following table summarizes the changes in restructuring liabilities during the six months ended June 30, 2020 (in thousands):

Six Months Ended June 30, 2020
(unaudited)
Restructuring liabilities, beginning	$—
Provisions and adjustments	1,043
Cash payments	(973)
Restructuring liabilities, ending	$70

Note 12. Income Taxes

Income (loss) before income taxes consisted of the followings (in thousands):

	Year Ended December 31,
	2017	2018	2019
Domestic	$24,970	$(56,631)	$(68,645)
Foreign	601	959	736
Income (loss) before income taxes	$25,571	$(55,672)	$(67,909)

Provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2017	2018	2019
Current:
Federal	$7,192	$8	$958
State	1,428	507	(130)
Foreign	168	268	430
Total Current	8,788	783	1,258
Deferred:
Federal	1,690	3,805	(1,942)
State	(668)	2,040	1
Foreign	—	—	—
Total Deferred	1,022	5,845	(1,941)
Provision for (benefit from) income taxes	$9,810	$6,628	$(683)

On December 22, 2017, the Tax Cuts and Jobs Act (P.L. 115-97) was enacted (Tax Act). Among other changes is a permanent reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the corporate income tax rate, the Company revalued its net deferred tax assets as of December 31, 2017 which resulted in a reduction in the value of the Company’s net deferred tax assets of approximately $1.9 million.

On December 22, 2017, the SEC issued Staff Accounting Bulletin 118 (SAB 118), which provides guidance on accounting for tax effects of the Tax Act. SAB 118’s measurement period which closed on December 22, 2018, one year from the Tax Act’s enactment. In accordance with SAB 118, the Company took a provisional amount of bonus tax depreciation following the provisions under the Tax Act. Upon finalization, the provisional adjustment was deemed immaterial. The Tax Act provides for a one-time “deemed repatriation” of accumulated foreign earnings for 2017. The Company paid $0.1 million of U.S. federal cash taxes on the deemed repatriation tax in one installment for 2017.

The Tax Act includes certain anti-deferral and anti-abuse erosion provisions, including a new minimum tax on global intangible low-taxed income (GILTI) and base erosion and anti-abuse tax (BEAT). The Tax Act subjects the Company to current tax on GILTI of its controlled foreign corporations. At December 31, 2018, the Company recognized $0.2 million of tax related to GILTI inclusions reducing the deferred tax assets, which will be fully offset by the change in valuation allowance. GILTI is treated as a period cost using the current method. There is no tax expense impact related to GILTI inclusion. The BEAT, limits the ability of multinational corporations with gross receipts of more than $500 million (averaged over the prior three years) to shift profits from the United States by making deductible payments to their affiliates in low- tax countries. In 2018 and 2019, the Company’s gross receipts were less than the reporting threshold.

The provision for (benefit from) income taxes differ from the amounts computed by applying the U.S. federal income tax rate to income (loss) before income taxes for the following reasons:

	Year Ended December 31,
	2017	2018	2019
U.S. federal provision at statutory rate	35.0%	21.0%	21.0%
State income taxes, net of federal benefit	4.3	7.4	1.3
Foreign income taxes at rates other than the U.S. rate	(0.2)	(0.1)	(0.4)
Tax credits	(6.0)	4.5	5.2
Permanent items	0.8	(0.7)	(0.2)
Domestic manufacturing deduction	(2.3)	—	—
Uncertain tax benefits	(3.8)	(0.5)	(0.2)
2017 Tax Cuts and Job Act impact	6.9	—	—
Prior year return to provision adjustments	3.7	0.2	(0.1)
Change in valuation allowance	—	(43.2)	(25.7)
Other	—	(0.5)	0.1
Effective tax rate	38.4%	(11.9)%	1.0%

The Company’s effective tax rates differ from the federal statutory rate primarily due to state taxes, research and development credits, valuation allowance, and other permanent adjustments.

The Company’s deferred income tax assets and liabilities as of December 31, 2018 and 2019 were as follows (in thousands):

	December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforward	$15,365	$27,325
Tax credits	2,522	5,099
Deferred revenue	2,633	4,601
Accruals and reserves	2,820	4,336
Inventories	2,992	2,176
Stock-based compensation	119	129
Other	61	52
Total deferred tax assets	26,512	43,718
Deferred tax liabilities:
Depreciation and amortization	(2,475)	(1,820)
Prepaids	—	(427)
Total deferred tax liabilities	(2,475)	(2,247)
Net deferred tax assets before valuation allowance	24,037	41,471
Valuation allowance	(24,037)	(41,473)
Net deferred tax assets (liabilities)	$—	$(2)

Income taxes are accounted for using an asset-and-liability approach. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. If applicable, a valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized. Further, the Company establishes liabilities or reduces assets for uncertain tax positions when it believes certain tax positions are not more likely than not of being sustained if challenged. Revaluation of tax positions considers factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit or expiration of statute of limitation, and new audit activity.

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, The Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current year, and the projected losses in the future, the Company believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its net deferred tax assets of $24.0 million as of December 31, 2018 and a net valuation allowance on its deferred tax assets of $41.5 million as of December 31, 2019.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the “ownership change” limitations provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and other similar state provisions. Any annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Furthermore, under the Tax Act, although the treatment of tax losses generated in taxable years ending before December 31, 2017 has generally not changed, tax losses generated in taxable years beginning after December 31, 2017 may be utilized to offset no more than 80% of taxable income annually. This change may require us to pay federal income taxes in future years despite generating a loss for federal income tax purposes in the current and prior years.

As of December 31, 2019, the Company had $107.4 million of U.S. federal and $73.4 million of state net operating loss carryforwards available to reduce future taxable income, which will be carried forward indefinitely for U.S. federal tax purposes and will expire beginning in 2028 through 2038 for state tax purposes.

The Company also has federal and California research and development tax credit carryforwards of $2.8 million and $3.9 million, respectively. The federal research credit carryforwards will expire in 2038 and California research credits can be carried forward indefinitely. The Company also has federal foreign tax credit carryforwards of $1.0 million that will expire in 2029.

The Company accrues for uncertain tax positions identified, which are not deemed more likely than not to be sustained if challenged, and recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company accrued immaterial interest on uncertain tax benefits associated with unrecognized tax benefits, and had immaterial cumulative interest and penalties as of December 31, 2018 and 2019.

The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The following table summarizes the aggregate changes in the total gross amount of unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2017	2018	2019
Unrecognized tax benefits as of the beginning of the year	$1,884	$1,763	$2,824
Increases related to prior year tax provisions	44	78	308
Decrease related to prior year tax provisions	(968)	(216)	—
Increase related to current year tax provisions	803	1,199	1,282
Statue lapse	—	—	(226)
Unrecognized tax benefits as of the end of the year	$1,763	$2,824	$4,188

The unrecognized tax benefits, if recognized, would impact the income tax provision by $1.3 million, $1.6 million, and $1.3 million as of December 31, 2017, 2018 and 2019, respectively. The remaining unrecognized tax benefits would not impact the income tax provision as there would be an offset by the reversal of related deferred tax assets subject to a full valuation allowance.

As of December 31, 2019, the Company does not believe that its estimates, as otherwise provided for, on such tax positions will significantly increase or decrease within the next twelve months. The Company has elected to include interest and penalties as a component of income tax expense. The amounts were not material for 2017, 2018 and 2019.

The Company’s major tax jurisdictions are the United States and California and the earliest years open for examination are for 2016 and 2015 tax years, respectively.

The quarterly income tax provision reflects an estimate of the corresponding year’s annual effective tax rate and includes, when applicable, adjustments for discrete items. The tax provision for the periods presented primarily relates to income taxes of non-U.S. operations as the U.S. operations were in a loss position and the Company maintains a full valuation allowance against its U.S. deferred tax assets.

For the six months ended June 30, 2020 (unaudited), the Company recorded an income tax benefit of $6.7 million primarily related to the release of a valuation allowance associated with carrying back a portion of the Company’s 2019 net operating losses to 2017 that is allowed by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act was enacted in March 2020 and provides emergency assistance and health care response for businesses affected by the 2020 coronavirus pandemic. The CARES Act includes tax reform that is applicable to the Company, most significantly relating to net operating losses. In April 2020, the Company filed a claim to carryback a portion of its 2019 net operating losses to 2017 and received a tax refund in May 2020 (unaudited).

Note 13. Commitments and Contingencies

Lease Commitments

The Company leases office and manufacturing facilities under non-cancelable operating leases expiring at various dates through December 2027, including office and manufacturing space in San Jose, California used as its corporate headquarters. The lessor company is owned by one of the Company’s officers. Please see Note 15. Related Party Transactions. The Company also entered into capital leases for purchasing of information technology equipment.

As of December 31, 2019, future minimum lease payments under all noncancelable capital and operating leases with an initial lease term in excess of one year were as follows (in thousands):

Years Ending December 31,	Capital Leases	Operating Leases
2020	$310	$4,246
2021	233	4,026
2022	14	3,296
2023	—	3,358
2024	—	3,459
Thereafter	—	11,012
Net minimum lease payments	557	$29,397
Less amount representing interest	(33)
Present value of net minimum lease payments	524
Less current portion	(285)
Long-term obligations as of December 31, 2019	$239

As of June 30, 2020, future minimum lease payments under all noncancelable capital and operating leases with an initial lease term in excess of one year were as follows (in thousands, unaudited):

Years Ending December 31,	Capital Leases	Operating Leases
	(unaudited)
2020 (remaining six months)	$155	$2,120
2021	233	4,024
2022	14	3,296
2023	—	3,358
2024	—	3,459
Thereafter	—	11,012
Net minimum lease payments	402	$27,269
Less amount representing interest	(18)
Present value of net minimum lease payments	384
Less current portion	(275)
Long-term obligations as of June 30, 2020	$109

Rent expense under operating leases was approximately $4.0 million, $4.1 million and $4.3 million, respectively, for 2017, 2018 and 2019, and $2.1 million and $2.2 million, respectively, for the six months ended 2019 and 2020 (unaudited).

Purchase Commitments

The Company uses several contract manufacturers to manufacture components, subassemblies and products. The Company provides these contract manufacturers with demand information and they use this information to acquire components and build products. Contract manufacturer commitments consist of obligations for on-hand inventories and non-cancelable purchase orders with contract manufactures. If the Company cancels all or part of the orders, it may still be liable to the contract manufacturers for the cost of the materials and components purchased by the subcontractors to manufacture the Company’s products. The Company also obtain individual components for its products from a wide variety of individual suppliers. In addition, the Company has other contractual obligations for goods or services associated with its ordinary course of business. As of December 31, 2019 and June 30, 2020 (unaudited), the Company has $41.6 million and $37.9 million, respectively, of outstanding purchase orders or commitments for goods or services with contract manufacturers and vendors that range mostly from one month up to a year.

Legal Proceedings

From time to time, the Company is involved in actions, claims, suits and other proceedings in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. The Company is defending all current litigation matters. Although there can be no assurances and the outcome of these matters is currently not determinable (except as specifically described below), the Company currently believes that none of these claims or proceedings are likely to have a material adverse effect on the Company’s financial position.

Quanergy Litigation

In September 2016, Quanergy Systems, Inc. (Quanergy) filed a complaint against the Company and one of its customers in the Northern District of California (the District Court litigation), seeking a declaratory judgment of non-infringement of one of the Company’s patents, U.S. Patent No. 7,969,558 (the ‘558 patent) and asserting state and federal trade secret misappropriation claims against the Company and its customer and breach of contract and constructive fraud claims against its customer. In November 2016, Quanergy filed an amended complaint, removing its trade secret misappropriation claims against the Company, dropping its customer from the suit and dropping the related claims of breach and constructive fraud. The amended complaint maintained only the declaratory judgment of non-infringement action against the Company. In December 2016, the Company filed an answer generally denying the allegations and relief requested in Quanergy’s amended complaint. The Company’s answer also included counterclaims against Quanergy asserting direct, indirect, and willful infringement of the ‘558 patent. In January 2017, Quanergy filed an answer generally denying the allegations in the Company’s patent infringement counterclaims and requesting relief. The court held a claim construction hearing on September 13, 2017 and issued a claim construction order on October 4, 2017, which adopted the majority of the Company’s proposed constructions. In June 2018, the district court entered an order granting a joint stipulation to stay the litigation.

Quanergy filed two petitions for inter partes review with the U.S. Patent Office’s Patent Trials and Appeal Board (PTAB) in November 2017, challenging all claims of the ‘558 patent that we asserted. The Company filed its Patent Owner Preliminary Response to Quanergy’s petitions on March 7, 2018. The PTAB issued an institution decision on May 25, 2018, instituting review of all challenged claims. The Company subsequently filed its Patent Owner Response and a Contingent Motion to Amend the claims. The PTAB held oral argument on February 27, 2019. On May 23, 2019, the PTAB issued a Final Written Decision upholding the validity of all the challenged claims, finding that Quanergy did not prove by a preponderance of the evidence that any of the challenged claims of the ‘558 patent were unpatentable, and denying the Company’s contingent motion as moot. In June 2019, Quanergy filed a request for rehearing. On July 21, 2020, Quanergy filed a Notice of Appeal, appealing the PTAB decision to the U.S. Court of Appeals for the Federal Circuit.

Hesai and RoboSense Litigation

On August 13, 2019, the Company filed separate complaints against Hesai Photonics Technology Co., Ltd. (Hesai) (5:19-cv-4742-EJD) and Suteng Innovation Technology Co., Ltd. (RoboSense) (5:19-cv-4746- EJD), in the United States District Court for the Northern District of California. These complaints allege infringement of the ‘558 patent by Hesai and RoboSense, respectively. In both cases, we are seeking, among other relief, a permanent injunction and to be determined monetary damages adequate to compensate us for the alleged infringement. Both cases were stayed pending resolution of the ITC investigation (No. 337- TA-1173). On July 8, 2020, Velodyne filed a Notice of Dismissal with Prejudice of the Hesai case (5:19-cv-4742-EJD) pursuant to the Litigation Settlement and Patent Cross License Agreement discussed further below. The Hesai case is now terminated. The case against RoboSense (5:19-cv-4746-EJD) remains pending.

On August 15, 2019, the Company also filed a patent infringement complaint with the United States International Trade Commission (ITC) against Hesai and RoboSense. The complaint filed with the ITC alleges violations of Section 337 of the Tariff Act of 1930, as amended, by both Hesai and RoboSense and requests that the ITC investigate Hesai and RoboSense for unlawfully importing and selling products that infringe upon the ‘558 patent. On August 28, 2019, the Company filed a supplement with the ITC. The Company is asking the ITC to issue permanent limited exclusion orders and permanent cease and desist orders against Hesai and RoboSense to stop the importation and sale of the following products in the United States: (a) rotating 3-D lidar devices; (b) components thereof; and (c) sensing systems containing the same. On September 11, 2019, the Company received notice that the ITC instituted an investigation of Hesai and RoboSense (No. 337-TA-1173). On July 8, 2020, Velodyne and Hesai jointly moved to terminate the ITC investigation with respect to Hesai pursuant to the Litigation Settlement and Patent Cross License Agreement discussed further below. On July 13, 2020, the ALJ issued Order No. 33, granting the joint motion. Order No. 33 is an Initial Determination that terminates Hesai from the Investigation. On August 4, 2020, the Commission issued a Notice determining not to review the Initial Determination terminating the investigation as to Hesai. As a result, the case against Hesai is now terminated. The case against Robosense remains pending.

On November 8, 2019, Velodyne Lidar, Inc., Velodyne Europe GmbH, Gotting KG, and IFTAS GmbH were sued by Hesai for alleged patent infringement before the District Court of Frankfurt, Germany (Docket No. 2-6 O 461/19). Hesai sought money damages and an injunction. On July 8, 2020, Hesai withdrew the case pursuant to the Litigation Settlement and Patent Cross License Agreement discussed further below. This case is now terminated.

On April 30, 2020, Hesai filed four cases in the Shanghai Intellectual Property Court against the Company, Beijing Velodyne Laser Technology Co., Ltd (Velodyne Beijing), and Shanghai Keming Instrument Co., Ltd (Keming) (collectively, Defendants). The cases were docketed by the court on May 6, 2020. Hesai asserts that the Defendants infringed three patents registered in the People’s Republic of China. Each case seeks an injunction and monetary damages. On July 8, 2020, Hesai withdrew the four China cases pursuant to the Litigation Settlement and Patent Cross License Agreement discussed below. These cases are now terminated.

On June 24, 2020, the Company entered into a Litigation Settlement and Patent Cross-License Agreement with Hesai to resolve all of the disputes between the parties, as described above, and agreed on the terms of a patent cross-license and releases of liability. Under the terms of the settlement, Hesai agreed to make a one-time payment to compensate the Company for Hesai’s past use of the Company’s technologies, will make annual fixed royalty payments through 2022, and thereafter, will make product sales royalty payments through February 2030. The parties also agreed to terminate all of the matters related to Hesai described above.

The Company’s litigation with RoboSense is ongoing and was not resolved by the settlement agreement described above.

Employment Matters

On April 3, 2020, a former employee filed a class action lawsuit in the United States District Court for the Northern District of California. The complaint alleges that the Company violated the federal Worker Adjustment and Retraining Notification Act, or WARN Act, and California WARN Act in connection with its termination of the employment of the plaintiff and other similarly situated employees. The plaintiff seeks to certify the action as a class action and seeks various other remedies on behalf of himself and others, including unpaid wages, salaries, commissions, bonuses and other compensation and benefits that would have accrued during the following 60 days. The parties have reached an agreement to resolve the case and the plaintiff filed a voluntary dismissal of the case on June 29, 2020 in accordance with the terms of the settlement. This case is now terminated.

On June 8, 2020, a former employee filed a class action lawsuit in the Santa Clara County Superior Court of the State of California. The complaint alleges that, among other things, the Company failed to pay minimum and overtime wages, final wages at termination, and other claims based on meal periods and rest breaks. The plaintiff is bringing this lawsuit on behalf of herself and other similarly situated plaintiffs who have not been identified and is seeking to certify the action as a class action. The plaintiff seeks unspecified damages as well as attorneys’ fees. The Court has scheduled an initial Case Management Conference for October 2, 2020 and has imposed a stay on discovery until that date.

The Company records accruals for outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluated developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. As of June 30, 2020, the Company has accrued $2.4 million for loss contingencies in connection with the settlement of certain employment related legal proceedings. The Company has not recorded any additional accrual for loss contingencies associated with such legal claims or litigation discussed above.

Note 14. Segment, Geographic and Customer Concentration Information

The Company conducts its business in one operating segment that develops and produces Lidar sensors for use in industrial, 3D mapping, drones and auto applications. The Company’s Chief Executive Officer is the chief operating decision maker (CODM). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis, accompanied by disaggregated information about sales and gross margin by product group. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company.

The Company reports revenue by region and country based on the location where its customers accept delivery of its products and services. Revenue by region was as follows (amount in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020

				(unaudited)
Revenue by region:
North America	$139,005	$84,541	$49,634	$35,716	$13,903
Asia Pacific	26,562	39,770	28,791	20,538	25,774
Europe, Middle East and Africa	16,523	18,635	22,973	12,655	5,740
Revenue	$182,090	$142,946	$101,398	$68,909	$45,417
% of Revenue by region:
North America	76%	59%	49%	52%	31%
Asia Pacific	15%	28%	28%	30%	57%
Europe, Middle East and Africa	9%	13%	23%	18%	13%
Revenue	100%	100%	100%	100%	100%

Revenue by countries and customers accounted for more than 10% of revenue was as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
				(unaudited)
Countries over 10% of Revenue:
U.S.	72%	59%	46%	51%	21%
China	*	21%	11%	13%	46%
Number of Customers accounted for over 10% of
Revenue:**	3	2	2	2	1

*	Less than 10%.
**	In 2017, one customer accounted for 26% of revenue. For the six months ended June 30, 2020, one customer accounted for 37% of revenue.

The Company’s long-lived assets, consisting primarily of property, plant and equipment, were primarily located in the United States as of December 31, 2018, December 31, 2019 and June 30, 2020 (unaudited).

Note 15. Related Party Transactions

Three holders of the convertible preferred stock purchased products and services, directly or through a third party, from the Company. Revenue and accounts receivable for these holders were as follows (in thousands):

	Year Ended December 31,				Six Months Ended June 30,
	2017	2018	2019		2019	2020
					(unaudited)
Revenue:
Stockholder A	$7,090	$9,447	$(3,514)	(1)	$265	$278
Stockholder B	5,080	508	1,391		3	3,544
Stockholder C	—	18	6,148		5,040	439

	December 31,
	2018	2019	June 30, 2020
			(unaudited)
Accounts receivable:
Stockholder A	$2,907	$9	$—
Stockholder B	251	1,404	2,239
Stockholder C	—	—	300

(1)	The 2019 amount included a $4.1 million refund, net of taxes, the Company issued to entities affiliated with the stockholder in October 2019, in order to compensate them for unforeseen challenges associated with the use of certain new products purchased from the Company in 2018. The products purchased by these entities in 2018 were still under development at the time and the Company felt it appropriate to compensate these early purchasers for working with a new product.

In April 2019, the Company entered into a manufacturing agreement with one of its Series B Preferred Stock holders (Stockholder D), and the Company has one product that is currently being manufactured by Stockholder D. As of December 31, 2019 and June 30, 2020 (unaudited), the Company had $2.7 million and $2.5 million of accrued purchases and $24.9 million and $16.5 million, respectively, of outstanding purchase commitment for products with this stockholder. The Company procures equipment, materials and components for Stockholder D to build the product and had $2.7 million and $1.5 million, respectively, of receivables from this stockholder which was included in other current assets as of December 31, 2019 and June 30, 2020 (unaudited).

In November 2018, in connection with its issuance of Series B Preferred Stock, the Company repurchased 73,150 shares of common stock from certain holders of its common stock, who are family members of one of the Company’s officers. The purchase price per share of $36.3520 was equivalent to the price paid for each share of the Series B Preferred Stock.

The Company currently rents its corporate headquarters facility in San Jose, California from a company owned by one of its officers. The lease was executed in January 2017 and expires in December 2027, as amended. As of December 31, 2019 and June 30, 2020 (unaudited), future minimum lease payments totaled $27.3 million and $25.8 million, respectively, related to this facility. Rent expense under this lease was $3.0 million, $3.0 million and $3.1 million, respectively, for 2017, 2018 and 2019, and $1.5 million and $1.7 million, respectively, for the six months ended June 30, 2019 and 2020 (unaudited).

In January 2017 and December 2016, the Company issued two interest-bearing unsecured promissory notes totaling $3.5 million to one of its officers for purposes of financing the acquisition of the above headquarters facility. The loan accrued interest at a rate of 3.15% per annum. As of December 31, 2019, immediately prior to repayment, the aggregate outstanding balance of the loan was approximately $3.6 million, including aggregate accrued and unpaid interest of $0.1 million. The officer made monthly interest-only payments to the Company on the loan beginning in December 2017 and repaid all outstanding principal and interest due under the two promissory notes on December 31, 2019.

In addition, in March 2017, the Company entered into an unconditional payment guaranty with regard to one of its officers’ $15.0 million term loan. The loan was obtained for and secured by a Deed of Trust for the above headquarters facility in San Jose, California. Under the terms of the guaranty, the Company has agreed to unconditionally guarantee the borrower’s obligations under the loan. As of December 31, 2017 and 2018, the outstanding principal balance of the term loan was $14.8 million and $14.4 million, respectively. In December 2019, the Company was released from the unconditional payment guaranty and has no further obligations with respect to the term loan.

In August 2016, the Company entered into an agreement with one of its officers and Velodyne Acoustics, LLC (Acoustics) pursuant to which Acoustics agreed to, among other things, indemnify, defend and hold harmless Velodyne Lidar, Inc. from and against any and all liabilities relating to, arising out of or resulting from certain litigation matters (Litigation Indemnification Agreement). The litigation matters giving rise to the indemnification obligations involved certain employment-related claims of two former employees of Velodyne Acoustics, which was the predecessor of Acoustics. In November 2019, the Company elected not to seek indemnification from Acoustics for the litigation matters under the terms of the Litigation Indemnification Agreement and assumed control and financial responsibility for the litigation matters. By not seeking indemnification from Acoustics, the Company has paid approximately $2.5 million in settlements in connection with the litigation matters and $2.6 million in legal costs to date, all of which are included in general and administration in the statement of operations. Such payments and costs incurred that were the subject of the Litigation Indemnification Agreement indirectly benefit the officer, the former sole owner of Acoustics. The Company believes that the litigation matters covered by the Litigation Indemnification Agreement are complete and the Company does not expect to incur additional expenses related to these litigation matters.

Note 16. Subsequent Events

In preparing the audited consolidated financial statements as of December 31, 2018 and 2019, and for each of the years in the three year period ended December 31, 2019, the Company has evaluated subsequent events through April 15, 2020, which is the date the audited consolidated financial statements were available for issuance. In preparing the unaudited interim consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2019 and 2020, the Company has evaluated subsequent events through August 14, 2020, which is the date the condensed consolidated financial statements were available for issuance.

On April 1, 2020, the Company entered into a share purchase agreement with a new investor pursuant to which the Company sold and issued to the investor 550,176 shares of Series B-1 Preferred Stock at a price of $36.3520 per share, and received proceeds of $20.0 million.

On April 3, 2020, the Company entered into a Purchase and Sale Agreement with a third-party buyer to sell its Morgan Hill building for a purchase price of $13.2 million. The parties currently expect the transaction to close in July 2020, subject to the satisfaction of various closing conditions.

On April 8, 2020, the Company received loan proceeds of $10.0 million under the CARES Act’s Paycheck Protection Program (PPP). The principal and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels and that approval is received from the relevant government entity. The unforgiven portion of the PPP Loan is payable over two years at an interest rate of 1% per annum, with a deferral of payments for the first six months.

On July 2, 2020 (unaudited), the Morgan Hill building sale transaction was closed and the Company received net proceeds of $12.3 million.

Graf Merger (Unaudited)

On July 2, 2020 (unaudited), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Graf Industrial Corp., a Delaware corporation (“Graf ”), and VL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Graf (“Merger Sub”).

Pursuant to the terms of the Merger Agreement, Graf will acquire the Company through the merger of Merger Sub with and into the Company, with the Company surviving the merger (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock, Series A Preferred Stock, Series B Preferred Stock, and Series B-1 Preferred Stock will be converted into the right to receive shares of common stock, par value $0.0001 per share, of Graf (the “Graf Common Stock”) in an aggregate amount which shall not exceed, taken together with any shares issuable in respect of vested equity awards of the Company, 143,575,763 shares of Graf Common Stock. In addition, at the Effective Time, each outstanding and unsettled restricted stock unit in respect of shares of the Company’s common stock, option to purchase shares of the Company’s common stock and unvested restricted share of the Company’s common stock will be rolled over into restricted stock units, options, or restricted shares, respectively, of Graf Common Stock in accordance with the terms of the Merger Agreement. Prior to the closing of the Merger (the “Closing”), the Company intends to enter into agreements with certain of its stockholders pursuant to which, contemporaneously with the Closing, it will repurchase and cancel shares of the Company’s capital stock from such stockholders in exchange for an aggregate amount of cash not to exceed $50.0 million. In addition, holders of the Company’s capital stock and the Company’s equity awards will receive, in the aggregate, up to an additional 2,000,000 shares of Graf Common Stock (including in the form of equity awards of Graf Common Stock, as applicable) if, (i) on any date prior to the Closing, the closing price of Graf Common Stock on the New York Stock Exchange meets or exceeds certain thresholds or (b) during the period from the date of the Merger Agreement until six months following Closing, the closing price of Graf Common Stock exceeds certain thresholds (as further described in the Merger Agreement).

Pursuant to the terms of the Merger Agreement, Graf is required to use commercially reasonable efforts to cause the Graf Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement to be approved for listing on the New York Stock Exchange prior to the Closing. The consummation of the Merger is subject to the receipt of the requisite approval of the stockholders of each of Graf and the Company and the fulfillment of certain other closing conditions, including Graf having minimum cash of $200.0 million at Closing. The Company will be required to pay Graf a termination fee of $58.9 million if the Merger Agreement is terminated prior to Closing under certain conditions, including if the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal or if Graf terminates the Merger Agreement because the Company’s board of directors changes its recommendation to the Company’s stockholders regarding the transactions contemplated by the Merger Agreement. The transaction is currently expected to close in the third quarter of 2020.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the shares of common stock being registered hereby.

Estimated
Expense	Amount
Securities and Exchange Commission registration fee	$35,000
Accounting fees and expenses	20,000
Legal fees and expenses	125,000
Financial printing and miscellaneous expenses	20,000
Total	$200,000

Item 14.Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation to indemnify its directors and officers against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties. The directors or officers must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, an action only by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made if such person must have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought must determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The current certificate of incorporation and the bylaw of the registrant provide for indemnification by the registrant of its directors, senior officers and employees to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation must not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The current certificate of incorporation of the registrant provide for such limitation of liability.

We have entered into indemnification agreements with each of our directors and officers in which we have agreed to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of our company or our subsidiaries.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, our amended and restated certificate of incorporation, our amended and restated bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We have purchased and intend to maintain insurance on behalf of the registrant and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.     Recent Sales of Unregistered Securities.

On June 26, 2018, our Sponsor purchased an aggregate of 8,625,000 founder shares, for an aggregate offering price of $25,000 at an average purchase price of approximately $0.003 per share. On September 13, 2018, our sponsor returned to us, at no cost, 2,156,250 shares of common stock, which we cancelled, resulting in our sponsor holding 6,468,750 founder shares. On October 9, 2018, our sponsor transferred 25,000 founder shares at the same per-share price paid by our sponsor to each of Keith Abell and Sabrina McKee, two of our directors (then-director nominees), resulting in our sponsor holding 6,418,750 founder shares. The number of founder shares issued was determined based on the expectation that the founder shares would represent 20% of the outstanding shares of common stock upon completion of the initial public offering. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Each of our sponsor and directors is an accredited investor for purposes of Rule 501 of Regulation D.

Simultaneously with the closing of the initial public offering and the over-allotment, we consummated the private placement of 14,150,605 private placement warrants at a price of $0.50 per private placement warrant, with the sponsor generating gross proceeds of approximately $7.08 million. The private placement warrants have the same terms as the warrants sold as components of the units in the initial public offering. Each private placement warrant was initially exercisable for one-half of one share of common stock at a price of $11.50 per whole share, provided that since we did not consummate a business combination within 15 months from the closing of the initial public offering, each private placement warrant was adjusted so that it now entitles the holder thereof to purchase three-quarters of one share of common stock at a price of $11.50 per share, subject to adjustment in either case. A portion of the proceeds from the sale of the private placement warrants was added to the proceeds from the initial public offering to be held in the trust account. If we do not complete a business combination within the combination period, the private placement warrants will expire worthless.

Item 16.    Exhibits and Financial Statements.

(a)    Exhibits.

Exhibit No.	Description
2.1*

Agreement and Plan of Merger, dated as of July 2, 2020, by and among Graf Industrial Corp., VL Merger Sub Inc. and Velodyne Lidar, Inc. (incorporated by reference to Annex A to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on July 15, 2020).

2.2*

Amendment to Agreement and Plan of Merger, dated as of August 20, 2020, by and among Graf Industrial Corp., VL Merger Sub Inc. and Velodyne Lidar, Inc. (incorporated by reference to Annex A-2 to Amendment No. 1 to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on August 21, 2020).

2.3*

Letter Acknowledgment, dated as of August 20, 2020 (incorporated by reference to Annex A-3 to Amendment No. 1 to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on August 21, 2020).

3.1

Second Amended and Restated Certificate of Incorporation of Graf Industrial Corp. (incorporated by reference to Exhibit 3.1 of Graf Industrial Corp.’s Current Report on Form 8-K filed with the SEC on October 18, 2018).

3.2

Amendment No. 1 to the Second Amended and Restated Certificate of Incorporation of Graf Industrial Corp. (incorporated by reference to Exhibit 3.1 of Graf Industrial Corp.’s Current Report on Form 8-K filed with the SEC on April 6, 2020).

3.3

Amendment No. 2 to the Second Amended and Restated Certificate of Incorporation of Graf Industrial Corp. (incorporated by reference to Exhibit 3.1 of Graf Industrial Corp.’s Current Report on Form 8-K filed with the SEC on July 23, 2020).

3.4

Form of Amended and Restated Certificate of Incorporation of Velodyne Lidar, Inc. (incorporated by reference to Annex B to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on July 15, 2020).

3.5

Bylaws of Graf Industrial Corp. (incorporated by reference to Exhibit 3.3 of Graf Industrial Corp.’s Registration Statement on Form S-1 (Registration No. 333-227396) filed with the SEC on September 18, 2018).

4.1

Specimen Common Stock Certificate of Graf Industrial Corp. (incorporated by reference to Exhibit 4.2 of Graf Industrial Corp.’s Registration Statement on Form S-1/A (Registration No. 333-227396) filed with the SEC on October 9, 2018).

5.1	Opinion of White & Case LLP.
10.1

Support Agreement, dated as of July 2, 2020, by and among Graf Industrial Corp., VL Merger Sub Inc. and Graf Industrial Corp. (incorporated by reference to Annex C to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on July 15, 2020).

10.2

Sponsor Agreement, dated as of July 2, 2020, by and among Graf Industrial Corp., Graf Acquisition LLC and Velodyne Lidar, Inc. (incorporated by reference to Annex D to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on July 15, 2020).

10.3	Form of Subscription Agreement of Graf Industrial Corp. (incorporated by reference to Annex E to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on July 15, 2020).
10.4	Form of 2020 Equity Incentive Plan of Velodyne Lidar, Inc. (incorporated by reference to Annex F to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on July 15, 2020).
10.5	Form of 2020 Employee Stock Purchase Plan of Velodyne Lidar, Inc. (incorporated by reference to Annex G to Graf Industrial Corp.’s Preliminary Proxy Statement filed with the SEC on July 15, 2020).
23.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Graf Industrial Corp.
23.2	Consent of KPMG LLP, independent registered public accounting firm of Velodyne Lidar, Inc.
23.3	Consent of White & Case LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in the signature page to the registration statement).

*     Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish a copy of the omitted exhibits and schedules to the SEC on a supplemental basis upon its request.

(b)   Financial Statements. The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 17.    Undertakings.

The undersigned registrant, hereby undertakes:

(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on August 26, 2020.

GRAF INDUSTRIAL CORP.

By:	/s/ James A. Graf
James A. Graf
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of James A. Graf and Michael Dee, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on August 26, 2020.

Name	Position

/s/ James A. Graf	Chief Executive Officer
James A. Graf	(Principal Executive Officer)

/s/ Michael Dee	President, Chief Financial Officer and Director
Michael Dee	(Principal Financial and Accounting Officer)

/s/ Keith W. Abell	Director
Keith W. Abell

/s/ Julie J. Levenson	Director
Julie J. Levenson

/s/ Sabrina McKee	Director
Sabrina McKee

/s/ Kevin Starke	Director
Kevin Starke